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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 0-14624

WATERFORD WEDGWOOD PLC
(Exact name of Registrant as specified in its Charter)

Kilbarry
Waterford
Republic of Ireland
(Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐    No ☒

If "Yes" is marked, indicate below the file assigned to the registrant in connection with Rule 12g-3-2(b): 82-

        THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser (being, in the case of Shareholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act 1995 or the Stock Exchange Act 1995 and, in the case of Shareholders in the United Kingdom, an organisation or firm authorised pursuant to the Financial Services and Markets Act 2000 of the United Kingdom ("FSMA")) immediately.

        If you have sold or otherwise transferred all of your registered holding of Stock Units in Waterford Wedgwood plc ("Waterford Wedgwood" or the "Company"), please forward this document and the accompanying Form of Proxy as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through or by whom the sale or transfer was effected, for delivery to the purchaser or transferee.

        Davy and Davy Corporate Finance Limited, each of whom is regulated in Ireland by the Irish Financial Services Regulatory Authority, are acting for Waterford Wedgwood and Waterford Wedgwood U.K. plc ("Waterford Wedgwood UK") and, in the case of Davy Corporate Finance Limited, for the Independent Directors and the Independent Shareholders, and no one else in connection with the matters described in this document and will not be responsible to anyone other than Waterford Wedgwood and Waterford Wedgwood UK and, in the case of Davy Corporate Finance Limited, the Independent Directors and the Independent Shareholders, for providing the protections afforded to their customers or for providing advice in relation to the contents of this document or any matter referred to in this document.

(Incorporated and registered in Ireland under the Companies Acts 1908 to 1924 with registered number 11861)

Notice of
Extraordinary General Meeting

        Your attention is drawn to the letter from the Chairman set out on pages 9 to 15 of this document, which explains the purpose of the resolutions to be proposed at the Extraordinary General Meeting and includes a recommendation from the Board (in the case of the Waiver Resolution, from the Independent Directors only) to vote in favour of those resolutions, and to the letter from Davy Corporate Finance Limited set out on page 16 of this document, which provides advice in relation to the Waiver Resolution to be proposed at the Extraordinary General Meeting.

        Notice of an Extraordinary General Meeting of Waterford Wedgwood to be held at The Shelbourne Hotel, 27 St. Stephen's Green, Dublin 2, Ireland at 10.00 a.m. on 14 December, 2004 is set out on page 28 of this document. A Form of Proxy for use at the Extraordinary General Meeting is enclosed with this document. Forms of Proxy, completed and signed in accordance with the instructions printed thereon, should be returned as soon as possible but in any event so as to be received by the Company's Registrars, Capita Corporate Registrars Plc at P.O. Box 7117, Dublin 2, Ireland (if delivered by post) or at Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand during normal business hours only), no later than 10.00 a.m. on 12 December, 2004. Completion and return of a Form of Proxy does not preclude Shareholders from attending and voting at the Extraordinary General Meeting should they so wish.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and Date

Latest time and date for return of Forms of Proxy	10.00 a.m. on 12 December, 2004
Time and date of Extraordinary General Meeting	10.00 a.m. on 14 December, 2004

2

DEFINITIONS

        The following definitions apply throughout this document unless the context otherwise requires or unless it is otherwise specifically provided:

"Act"	the Companies Act 1963;
the "1983 Act"	the Companies (Amendment) Act 1983;
the "1990 Act"	the Companies Act 1990;
"2003 Rights Issue"	the 2003 3 for 11 rights issue of 213,640,119 rights issue units, as detailed in the December 2003 Document, and "2003 Rights Issue Units" means the rights issue units issued pursuant to such rights issue;
"ADR"	American Depositary Receipts, evidencing the ADSs;
"ADS"	American Depositary Shares, each representing 10 Stock Units, in which trading takes place in the US over the counter on the basis of prices quoted by the National Association of Securities Dealers Automated Quotation (NASDAQ);
"2.5 Announcement"	if made, an announcement which would be made by Waterford Wedgwood of a firm intention by Waterford Wedgwood UK to make an offer for Royal Doulton in accordance with Rule 2.5 of the City Code;
"Articles" or "Articles of Association"	the Articles of Association of the Company;
"Australia"	the Commonwealth of Australia, its states, territories and possessions;
"Birchfield"	Birchfield Holdings Limited;
"Birchfield Directors"	Denis C. Tseretopoulos and Patricia E. Lightbourne;
"Board" or "Directors"	the board of directors of the Company, whose names are set out on page 9 of this document;
"Business Day"	any day (other than a Saturday or Sunday) on which lending banks in Dublin and London are open for business;
"Canada"	Canada, its provinces and territories and all areas subject to its jurisdiction and any political subdivision thereof;
"certificated" or "certificated form"	not in uncertificated form;
"Circular"	this document;
"City Code"	The City Code on Takeovers and Mergers and The Rules Governing the Substantial Acquisitions of Shares, both issued on behalf of the UK Takeover Panel;
"Company's Registrars"	Capita Corporate Registrars Plc;
"Concert Party"	Sir Anthony O'Reilly, Mr Peter John Goulandris, Birchfield and, pursuant to Rule 3.3 of Part A of the Irish Takeover Rules, Birchfield's holding company (none), its subsidiaries (none) and subsidiaries of its holding company (none), any associated companies of such companies (none) and companies of which such companies are associated companies (none), the Birchfield Directors and the spouse, parents, brothers, sisters and children of each of Sir Anthony O'Reilly and Mr Peter John Goulandris and the Birchfield Directors, and any trustee of a trust (including a discretionary trust) of which any such person(s) is a beneficiary or a potential beneficiary (none), as further detailed in section 3 of Part 3 of this document;

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"CREST"	the relevant system for the paperless settlement of trades and the holding of uncertificated securities operated by CRESTCo Limited in accordance with the CREST Regulations;
"CREST Regulations"	the Companies Act 1990 (Uncertificated Securities) Regulations 1996 (SI No. 68/1996) and the UK Uncertificated Securities Regulations 2001 (SI 2001/3755);
"Davy"	J&E Davy, trading as Davy;
"Davy Corporate Finance"	Davy Corporate Finance Limited;
"December 2003 Document"	the document dated 1 December, 2003 issued to Stockholders in connection with the 2003 Rights Issue;
"Deed of Undertaking"	the deed dated 21 October, 2004 entered into by Sir Anthony O'Reilly, Mr Peter John Goulandris and the Company, the principal terms of which are summarised in section 5(ii) of Part 3 of this document;
"EGM" or "Extraordinary General Meeting"	the extraordinary general meeting of the Company which has been convened for 10.00 a.m. on 14 December, 2004 by the notice contained in this document for the purpose of approving the Waiver Resolution and the Share Capital Resolutions, or any adjournment of such meeting;
"Employee Participation Schemes"	the Group's employee participation schemes, comprising the 1995 Irish Profit Sharing Scheme, the Employee Share Ownership Plan and the Share Incentive Plan 2002;
"Enlarged Group"	Waterford Wedgwood Group together with the Royal Doulton Group;
"Enlarged Issued Share Capital"	the Existing Issued Share Capital together with the Rights Issue Units and, for the purposes of the Whitewash, the Stock Units which would be allotted on the exercise of the Relevant Options;
"Existing Issued Share Capital" or "Existing Stock Units"	the 996,987,229 Stock Units comprised of 996,987,229 Ordinary Shares and 996,987,229 Income Shares in issue as at 18 November, 2004 (being the latest practicable date prior to publication of this document), and excluding, for the purposes of this definition only, the 99,648,756 Income Shares which are in issue but which do not form part of the Stock Units in issue;
"Existing Stockholders"	holders of Existing Stock Units;
"Form of Proxy"	the form of proxy accompanying this document for use by Shareholders at the EGM;
"FSMA"	the UK Financial Services and Markets Act 2000;
"Income Share(s)"	non-voting shares of nominal value Stg1p each in the capital of Waterford Wedgwood UK which, when held by holders who have given a dividend election which remains in force in relation to Ordinary Shares, entitle holders of Stock Units to elect to receive dividends paid from UK-sourced profits;
"Independent Directors"	for the purposes of the Waiver Resolution only, the Directors of Waterford Wedgwood other than Sir Anthony O'Reilly, Mr Peter John Goulandris, Lady O'Reilly and Mr Tony O'Reilly, Jnr;
"Independent Shareholders"	for the purposes of the Waiver Resolution only, the holders of Ordinary Shares other than a holder of Ordinary Shares who is a member of the Concert Party or a company through which the O'Reilly/Goulandris Interests are held;

4

"Interim Results"	the unaudited consolidated interim results of the Company for the six months ended 30 September, 2004;
"Ireland"	the island of Ireland, excluding Northern Ireland, and the word "Irish" shall be construed accordingly;
"Irish Stock Exchange"	The Irish Stock Exchange Limited;
"Irish Takeover Rules"	the Irish Takeover Panel Act 1997, Takeover Rules 2001 (as amended) or any of them as the context may require;
"Issue Price" or "Rights Issue Price"	€0.06 per Rights Issue Unit, being the price at which each New Ordinary Share is to be issued, twinned with a New Income Share to be issued and delivered;
"Japan"	Japan, its possessions and territories and all areas subject to its jurisdiction or any political subdivision thereof;
"July 2004 Document"	the document dated 2 July, 2004 issued to Stockholders in connection with the disposal by the Group of All-Clad USA, Inc.;
"Listing Particulars"	the document which will be issued by the Company in connection with the Rights Issue;
"Listing Rules"	the Listing Rules of the Irish Stock Exchange and/or where appropriate the Listing Rules of the UK Listing Authority;
"London Stock Exchange"	The London Stock Exchange plc;
"New Income Share(s)"	1,661,645,381 new Income Shares proposed to be issued by Waterford Wedgwood UK to Waterford Wedgwood, and delivered by Waterford Wedgwood as part of the Rights Issue;
"New Ordinary Share(s)"	1,661,645,381 new Ordinary Shares proposed to be issued by Waterford Wedgwood as part of the Rights Issue;
"Notice"	the notice of EGM set out at the end of this document;
"Offer"	if made, a recommended offer which would be made (outside the United States) by Lazard & Co., Ltd on behalf of the Offeror and (in the United States) by the Offeror to acquire all the Royal Doulton Shares (other than any Royal Doulton Shares held, or which become held, in treasury by Royal Doulton and the 70,339,352 Royal Doulton Shares already owned by Waterford Wedgwood);
"Offer Document"	if Waterford Wedgwood makes a 2.5 Announcement, the document which will contain the Offer;
"Official List(s)"	the official list of the Irish Stock Exchange and/or, as appropriate, the official list maintained by the UK Listing Authority;
"Option Holder(s)"	holders of Options under the Share Option Schemes;
"Options" or "Share Options"	options granted pursuant to the terms of the Share Option Schemes;
"Ordinary Share(s)"	ordinary shares of nominal value €0.06 each in the capital of the Company;

5

"O'Reilly/Goulandris Interests"	means the Stock Units in which (i) Sir Anthony O'Reilly has an interest, being those Stock Units currently held by Stoneworth Investment Limited, Albany Hill Limited and Indexia Holdings Limited, who hold in aggregate 199,115,372 Stock Units; and (ii) Mr Peter John Goulandris has an interest, being those Stock Units currently held by Stoneworth Investment Limited, Albany Hill Limited, Araquipa International Limited and Cressborough Holdings Limited, who hold in aggregate 244,475,744 Stock Units. As at 18 November, 2004, being the latest practicable date prior to the publication of this document, due to common interests, Sir Anthony O'Reilly and Peter John Goulandris are in aggregate interested in 245,329,624 Stock Units through the O'Reilly/Goulandris Interests;
"Overseas Stockholder(s)"	Stockholders who are resident in, or who are citizens of or who have registered addresses in territories other than Ireland or the United Kingdom;
"Panel" or "Irish Takeover Panel"	the Irish Takeover Panel established under the Takeover Panel Act;
"Provisional Allotment Letter(s)" or "PAL(s)"	the renounceable provisional allotment letter(s) to be despatched to Qualifying Stockholders holding Stock Units in certificated form if the pre-conditions to the issue thereof are satisfied;
"Qualifying Stockholder(s)"	holders of Ordinary Shares on the register of members of the Company on the Record Date, with the exception of certain Overseas Stockholders;
"Record Date"	6.00 p.m. on the date on which the entitlement to subscribe for Rights Issue Units will be determined by reference to the register of members of the Company expected to be no earlier than three Business Days prior to the EGM;
"Relevant Options"	the 1,128,926 Options held by Mr Tony O'Reilly, Jnr (being 749,000 Options currently held as adjusted on a pro forma basis for the Rights Issue, such adjustment not yet having been implemented in accordance with the terms of the Share Option Schemes) which are included in the aggregate interests of the Concert Party and the exercise of which will also be covered by the Whitewash;
"Resolutions"	the Waiver Resolution and the Share Capital Resolutions;
"Rights"	rights to subscribe for Rights Issue Units in the Rights Issue;
"Rights Issue"	the proposed fully underwritten issue to Qualifying Stockholders of Rights Issue Units by way of Rights on the basis of 5 Rights Issue Units for every 3 Existing Stock Units held on the Record Date on the terms and subject to the conditions to be contained or referred to in the Listing Particulars and the PAL(s);
"Rights Issue Unit(s)" or "New Stock Unit(s)"	the 1,661,645,381 Stock Units to be issued and delivered pursuant to the Rights Issue;
"Royal Doulton"	Royal Doulton plc;
"Royal Doulton Group"	Royal Doulton, its subsidiaries and subsidiary undertakings;
"Royal Doulton Ordinary Share(s)" or "Royal Doulton Share(s)"	ordinary shares of nominal value Stg1p each in the capital of Royal Doulton;
"Royal Doulton Shareholder(s)"	holders of Royal Doulton Shares;

6

"Share Capital Proposals"	the proposed increase in the authorised share capital of the Company, the proposed grant of general allotment authority to the Directors and the proposed disapplication of pre-emption rights, which are set out in the Notice at Resolutions 2, 3 and 4 respectively;
"Share Capital Resolutions"	the resolutions to be proposed at the EGM in connection with the Share Capital Proposals;
"Shareholder(s)"	holders of Ordinary Shares;
"Share Option Scheme(s)"	the Group's share option schemes, comprising, the Group Share Option Scheme 1995, the 1996 Approved Group Share Option Scheme, the Savings-Related Share Option Scheme 1995 and the Irish and International Savings Related Share Option Scheme 1996;
"Stockholder(s)"	holders of Stock Units;
"Stock Exchanges"	the Irish Stock Exchange and the London Stock Exchange;
"Stock Unit(s)"	one Ordinary Share in respect of which the holder has made or is entitled to make a dividend election, in accordance with the provisions of the Articles, twinned with one Income Share held by the same person with the same designation which ranks for dividend (if any) on the Income Shares when such a dividend election is in force;
"subsidiary"	shall be construed in accordance with the Act;
"subsidiary undertakings"	shall have the meaning given by the European Communities (Companies: Group Accounts) Regulations 1992;
"Takeover Panel Act"	the Irish Takeover Panel Act 1997;
"uncertificated" or in "uncertificated form"	Ordinary Shares or Income Shares recorded on the register of members of the Company and Waterford Wedgwood UK respectively as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of an instruction issued in accordance with the rules of CREST;
"Underwriters"	Birchfield and Davy, severally as to 70% and 30% of the Rights Issue Units respectively;
"Underwriting Agreement"	the agreement dated 21 October, 2004 between the Company, Birchfield and Davy, the principal terms of which are summarised in section 5(i) of Part 3 of this document;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA;
"UK Takeover Panel"	the Panel on Takeovers and Mergers in the United Kingdom;
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to the jurisdiction of the United States of America;
"Waiver Resolution" or "Resolution 1"	an ordinary resolution which, in compliance with one of the conditions of the Waiver imposed by the Panel, provides for the approval by Independent Shareholders of the increase in Ordinary Shares, comprised in Stock Units held by, and of the percentage represented by the holding of, the Concert Party in the circumstances referred to in this document without triggering an obligation for the Concert Party or any member of it to make a general offer for the balance of the issued share capital of the Company;

7

"Waterford Wedgwood" or "the Company"	Waterford Wedgwood plc;
"Waterford Wedgwood Group" or "the Group"	Waterford Wedgwood, its subsidiaries and subsidiary undertakings;
"Waterford Wedgwood UK" or the "Offeror"	Waterford Wedgwood U.K. plc; and
"Whitewash" or "Waiver"	the waiver of the obligation of the Concert Party or any member of it to make a general offer for the balance of the issued share capital of the Company in the circumstances described and subject to the conditions specified in the section entitled "Waiver of Obligation to make a General Offer under Rule 9" of Part 1 of this document.
Notes:
(i)
Unless otherwise stated in this document, all references to statutes or other forms of legislation shall refer to statutes or forms of legislation of Ireland. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

(ii)
The symbols "€" and "c" refer to euro and euro cent respectively, the lawful currency of Ireland pursuant to the provisions of the Economic & Monetary Union Act 1998. The symbols "Stg£" or "£" or "p" refer to sterling and the symbols "US$" or "$" refer to US dollars.

(iii)
Words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neutral gender.

(iv)
Under the Articles, voting rights in relation to the nature of the business to be considered at the EGM are attributed to holders of Ordinary Shares and not Income Shares. Accordingly, for the purpose of the EGM, this document refers to Shareholders and not to Stockholders.

8

PART 1 – LETTER FROM THE CHAIRMAN OF
WATERFORD WEDGWOOD

(Incorporated and registered in Ireland under the Companies Acts 1908 to 1924 with registered number 11861)

Directors: Registered Office:
Sir Anthony O'Reilly* (Chairman) Kilbarry,
PJ Goulandris* (Bahamas) (Deputy Chairman) Waterford,
PR O'Donoghue (Group CEO) Ireland.
PM D'Alton (Finance Director)
PB Cameron (Group COO)
GP Dempsey*
J Foley
OC Küsel (German)
KC McGoran*
S Michaels* (USA)
PJ Molloy*
Lady O'Reilly* (Greek)
T O'Reilly, Jnr
DW Sculley* (USA)
Lord Wedgwood (British)
Dr. FA Wedgwood* (British)

* denotes non-executive Director 20 November, 2004

To Shareholders and, for information only, to Option Holders,

Dear Shareholder,

(1)    INTRODUCTION

        On 21 October, 2004 Waterford Wedgwood announced that it was in advanced negotiations with the board of Royal Doulton about a possible cash offer for the issued share capital of Royal Doulton not already owned by it (being 78.84% of Royal Doulton's existing issued share capital), and also announced an underwritten Rights Issue to raise approximately €100 million, part of the proceeds of which are intended to satisfy the consideration due under such possible offer.

        The Rights Issue is being severally underwritten as to 70% by Birchfield (a company owned and controlled by Sir Anthony O'Reilly and Mr Peter John Goulandris) and as to 30% by Davy. These underwriting commitments were conditional, inter alia, on the grant by the Panel of a waiver from the Irish Takeover Rules requirement for Sir Anthony O'Reilly and Mr Peter John Goulandris, together with persons acting in concert with them, to make an offer for the issued share capital of Waterford Wedgwood not already owned by them, if their aggregate percentage interest in the issued share capital of Waterford Wedgwood resulting from the underwriting commitment of Birchfield were to increase to 30% or more. Although this percentage increase would only arise where a sufficient number of other Stockholders failed to take up their Rights and the Rights Issue Units were not otherwise subscribed for, the Waiver is being sought before the Rights Issue, and as a condition to the Rights Issue being made, because neither Sir Anthony O'Reilly nor Mr Peter John Goulandris wishes to make a mandatory offer for Waterford Wedgwood. The Waiver has now been granted to the Concert Party by the Panel conditional, inter alia, on its approval by Independent Shareholders (which is being sought in Resolution 1). If Resolution 1 is not approved, the underwriting of the Rights Issue will not become effective and neither the Rights Issue nor the Offer would proceed.

9

        The Rights Issue is also conditional, inter alia, on an increase in the authorised share capital of Waterford Wedgwood and on the grant of an allotment authority and the dis-application of rights of pre-emption, for which approvals are sought in the Share Capital Resolutions, and the announcement by Waterford Wedgwood of a firm intention to make an offer for Royal Doulton. Further information on this condition and the other conditions to which the Rights Issue is subject, are set out in sections (2) and (3) of this Part 1.

        The purpose of this document is to provide further details on the conditions set by the Panel in granting the Waiver, to seek Independent Shareholder approval of the Waiver in satisfaction of one of the Panel's conditions and to seek Shareholder approval for the Share Capital Resolutions which are required if the Rights Issue is to proceed. An Extraordinary General Meeting is convened by way of the Notice, at which the Resolutions will be proposed and considered.

(2)    SUMMARY INFORMATION ON THE RIGHTS ISSUE

        By way of a document comprising Listing Particulars and (in the case of Stockholders in certificated form) a Provisional Allotment Letter (in the case of Stockholders holding Stock Units in uncertificated form, a crediting of CREST accounts with Rights Issue Units, nil paid), Qualifying Stockholders will be invited to apply in the Rights Issue for an aggregate of 1,661,645,381 Ordinary Shares, each twinned with an Income Share to form a Rights Issue Unit. Each Ordinary Share, twinned with an Income Share to be delivered pursuant to the Rights Issue, will be offered at a price of €0.06. The PALs will be posted (and relevant CREST accounts will be credited), and the Rights Issue will proceed, as soon as practicable following the Extraordinary General Meeting, assuming satisfaction of the conditions which are detailed below.

        This document does not constitute an offer of, or solicitation of offers to purchase, the Rights Issue Units or the PALs.

        The Rights Issue will be on the following basis:

        5 Rights Issue Units for every 3 Existing Stock Units

held on the Record Date and so in proportion for any other number of Existing Stock Units held. The Issue Price represents a discount of approximately 53.8% to the closing middle market price of €0.13 per Stock Unit on 20 October 2004, the day prior to the announcement of the Rights Issue. Stockholders with registered addresses in certain overseas jurisdictions may not be entitled to participate in the Rights Issue.

        As of the date of this document, one of the conditions of the underwriting commitment of Birchfield and Davy, and of the Rights Issue itself, has been satisfied; the Irish Takeover Panel has granted the Waiver. In order for the Rights Issue to proceed, a number of other conditions must be satisfied, which include, inter alia, that Waterford Wedgwood must issue an announcement of a firm intention to make an offer for Royal Doulton (that is, the "2.5 Announcement") and the Underwriting Agreement must not have been terminated prior to the issue of the 2.5 Announcement. In addition, the approval of the Waiver Resolution and the Share Capital Resolutions at the EGM must occur; the Listing Particulars must be stamped and approved by the Irish Stock Exchange and the UK Listing Authority; the Listing Particulars and the PALs must be posted by no later than 15 December, 2004 (or such other date as the Underwriters, the Sponsor and the Company may agree); and all of the Rights Issue Units must be admitted, nil paid, to the Official Lists and to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange and such admission must become effective by not later than 8.00 a.m. on the first Business Day following the date of posting of the PALs.

10

        Neither the Rights Issue Units, nor the PALs, have been, or will be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and neither the Rights Issue Units nor the PALs may be offered or sold within the United States or to, or for the account or benefit of, US persons (as defined in Regulation S under the Securities Act ("Regulation S")) unless an exemption from the registration requirements of the Securities Act is available. Accordingly, Waterford Wedgwood is not extending the Rights Issue into the United States unless an exemption from registration is available. The Rights Issue Units which are not taken up in the Rights Issue may be offered and sold by or on behalf of the Underwriters only outside the United States in offshore transactions in accordance with Regulation S. The Rights Issue Units and the PALs have not been and will not be registered under the securities laws of any jurisdiction in Canada, Australia and Japan or any other territory or jurisdiction where the posting of Listing Particulars and/or PALs would constitute a breach of local law or regulation and may not be, directly or indirectly, offered or sold, taken up, renounced or delivered, in or into Canada, Australia or Japan or to or by any resident of such countries.

        The principal terms of the Underwriting Agreement are summarised in section 5(i) of Part 3 of this document.

(3)    UPDATE ON THE POSSIBLE OFFER FOR ROYAL DOULTON

        As previously announced by Waterford Wedgwood, while due diligence on Royal Doulton has been completed to the satisfaction of Waterford Wedgwood, certain other matters remain to be resolved. While there can be no certainty on the timing of the resolution of such matters, the Board hopes that Waterford Wedgwood will proceed to make a 2.5 Announcement in due course. The board of Royal Doulton has confirmed that, subject to the resolution of the aforementioned matters, it intends to recommend an offer by Waterford Wedgwood at Stg12p in cash per Royal Doulton Share.

        This document does not constitute an offer for, or solicitation of tenders with respect to, any securities.

(4)    WAIVER OF OBLIGATION TO MAKE A GENERAL OFFER UNDER RULE 9

        Birchfield, a private company that has no trading record or other business interests and that is owned as to 50% by each of Sir Anthony O'Reilly and Mr Peter John Goulandris, has given a commitment by way of the Underwriting Agreement to subscribe for 70% of the Rights Issue Units not taken up under the Rights Issue. The balance of the Rights Issue is being underwritten by Davy.

        Sir Anthony O'Reilly, with his wife Lady O'Reilly, owns or controls 199,115,372 Existing Stock Units, representing approximately 19.97% of the Existing Issued Share Capital. Of these, 198,261,492 Stock Units are owned or controlled in common with Mr Peter John Goulandris.

        Mr Peter John Goulandris owns or controls 244,475,744 Existing Stock Units, representing approximately 24.52% of the Existing Issued Share Capital. Of these, 198,261,492 Stock Units are owned or controlled in common with Sir Anthony O'Reilly.

        Sir Anthony O'Reilly and Mr Peter John Goulandris are acting in concert with Birchfield pursuant to the Underwriting Agreement and Deed of Undertaking (details of the principal terms of which are set out in sections 5(i) and 5(ii) respectively of Part 3 of this document). Under Rule 3.3 of Part A of the Irish Takeover Rules, Birchfield, the Birchfield Directors and certain of the family members of those directors and of each of Sir Anthony O'Reilly and Mr Peter John Goulandris (details of whom are set out in section 3 of Part 3 of this document) are presumed to be acting in concert in respect of the underwriting commitment given by Birchfield in relation to the Rights Issue. The aggregate number of Existing Stock Units owned or controlled by the Concert Party is 245,699,561 Stock Units (as detailed in section 3 of Part 3 of the document), representing 24.64% of the Existing Issued Share Capital.

11

        On the basis that Sir Anthony O'Reilly and Mr Peter John Goulandris or companies they control subscribe for their full Rights Issue entitlements (as they have indicated they will do), they will acquire an aggregate of 408,882,707 Rights Issue Units. Assuming the other members of the Concert Party also take up their full entitlements under the Rights Issue, an additional 616,561 Rights Issue Units in aggregate would be acquired by those other members of the Concert Party. Where the members of the Concert Party or companies controlled by them subscribe for their full Rights Issue entitlements and where both fractional entitlements and entitlements of those Stockholders who do not participate in the Rights Issue (including entitlements of Overseas Stockholders who are unable to participate) are sold in the market and subsequently subscribed for, the aggregate percentage interests of the Concert Party in the Enlarged Issued Share Capital would remain unchanged following the Rights Issue.

        However, due to the underwriting obligation of Birchfield, if Stockholders (other than members of the Concert Party or companies controlled by them) do not subscribe for their full entitlements to Rights Issue Units under the Rights Issue and those Rights Issue Units are not otherwise subscribed for by persons other than the Concert Party members, the percentage interest of the Concert Party in the Enlarged Issued Share Capital could increase to a maximum of 57.63% following the Rights Issue.

        Under Rule 9 of the Irish Takeover Rules, if the Concert Party's holding (owned or controlled) equals or exceeds 30% of the Enlarged Issued Share Capital (in this case, as a result of obligations to subscribe for Rights Issue Units pursuant to the Underwriting Agreement), the Concert Party (or any one or more of the members of the Concert Party as the Panel may direct) would be obliged to make a mandatory offer for the balance of the issued share capital of the Company not already owned by it unless that obligation had been previously waived. It is a condition of the Underwriting Agreement that such a waiver is obtained.

        In order to facilitate the underwriting of the Rights Issue, the Panel has agreed to waive the potential obligation of the Concert Party to make a general offer under Rule 9 of the Irish Takeover Rules which might otherwise arise as a result of the Underwriting Agreement. This Waiver is conditional on:

  (i)
  the passing by a majority of the Independent Shareholders, on a poll at the EGM, of a resolution approving the potential increase in the Concert Party's interest in the Company up to a maximum of 57.63% of the Enlarged Issued Share Capital of the Company arising pursuant to Birchfield's underwriting commitment in the Underwriting Agreement and, as detailed below, also arising pursuant to the exercise by Mr Tony O'Reilly, Jnr, a member of the Concert Party, of the Relevant Options, without the Concert Party being obliged to make a general offer for the balance of the issued share capital of the Company; and

  (ii)
  the approval by the Panel of a circular to Shareholders which complies with the whitewash guidance note of Rule 9 of the Irish Takeover Rules.

        This document satisfies the requirement of the Irish Takeover Rules in respect of the Whitewash and has been approved (in this respect only) by the Panel.

        Davy Corporate Finance, which has been appointed to advise the Independent Directors and the Independent Shareholders, considers the waiver of the potential obligation of the Concert Party to make a mandatory offer in the circumstances detailed in this document to be in the best interests of the Company and its Independent Shareholders taken as a whole and, accordingly, recommends Independent Shareholders to vote in favour of the Waiver Resolution (see Part 2 of this document). The members of the Concert Party have agreed, in compliance with the requirements of the Panel, to abstain (or, where a holding is indirect, to procure the abstention) from exercising their voting rights in respect of the Waiver Resolution and Sir Anthony O'Reilly, Mr Peter John Goulandris, Lady O'Reilly and Mr Tony O'Reilly, Jnr have also agreed to abstain from participating in the Board recommendation in respect of the Waiver Resolution.

12

        The maximum percentage figure referred to under sub-paragraph (i) above assumes that all the members of the Concert Party or companies controlled by them subscribe for their full entitlements of Rights Issue Units under the Rights Issue and that none of the other Rights Issue Units are subscribed for by Stockholders or by persons other than Concert Party members. Accordingly, it is assumed for these purposes, in accordance with the commitment given in the Underwriting Agreement, that Birchfield subscribes for 70% of the Rights Issue Units not taken up under the Rights Issue and Davy subscribes, or procures subscribers, for 30% of such Rights Issue Units. In order to facilitate any member of the Concert Party who holds Options to derive value from such holdings in the future, it is also assumed that all such Options (as adjusted for the Rights Issue) are exercised but that the issued share capital of the Company does not otherwise increase. Mr Tony O'Reilly, Jnr is the only member of the Concert Party who holds Options and all of his Relevant Options are therefore the subject of the Whitewash.

        If Resolution 1 is passed and, in circumstances where the number of Stock Units in which members of the Concert Party are, in aggregate, interested following the Rights Issue represents more than 49.95% of the Enlarged Issued Share Capital, the Concert Party might then be permitted by the Panel (and, in the case of a single holder of more than 50% thereof, would be permitted by the Irish Takeover Rules) to increase their holding of Stock Units without incurring any further obligation to make an offer under Rule 9.

        In circumstances where the number of Stock Units in which members of the Concert Party are, in aggregate, interested following the Rights Issue represents at least 30% but not more than 49.95% of the Enlarged Issued Share Capital, Rule 9 of the Irish Takeover Rules would apply so that the maximum percentage increase that could take place in the holding of the Concert Party in any 12 month period, without the Concert Party being obliged to make a mandatory offer for the balance of the share capital under Rule 9 of the Irish Takeover Rules, would be 0.05%.

(5)    SHARE CAPITAL PROPOSALS

        The Company's authorised share capital is €120,000,000 and its issued share capital is currently approximately €59,800,000. The Company's allotment authority in respect of Ordinary Shares comprised in Stock Units relates only to the amount of the Company's current authorised but unissued share capital, which is insufficient to facilitate the Rights Issue (being approximately €100,000,000 in nominal value). It is therefore intended to increase the authorised share capital of the Company and to grant and extend the allotment authority applicable thereto to facilitate the Rights Issue. Resolution 2 and Resolution 3 to be proposed at the EGM, which are summarised in section (6) below, propose the necessary changes.

        Resolution 4, to be proposed at the EGM, proposes that the Directors be authorised in accordance with the Articles to disapply pre-emption rights in relation to any offer of securities by way of rights, open offer or otherwise in favour of ordinary shareholders, and otherwise in respect of up to a maximum of 5% of the Enlarged Issued Share Capital. This replaces the authority granted at the Company's extraordinary general meeting held in July, 2004.

        Share capital increases and allotment authorities in respect of the Income Shares to be issued by Waterford Wedgwood UK, which will form part of the Rights Issue Units, do not require Shareholder approval. The necessary authorities to facilitate the issue of Income Shares are being obtained within the Group, as provided for in the articles of association of Waterford Wedgwood UK.

(6)    EXTRAORDINARY GENERAL MEETING

        An Extraordinary General Meeting is being convened to be held at The Shelbourne Hotel, St. Stephen's Green, Dublin 2, Ireland at 10.00 a.m. on 14 December, 2004 at which Shareholders will be asked to consider and, if thought fit, pass the Resolutions. The Rights Issue is conditional on the approval of all of the Resolutions. Resolution 3 is subject to the approval of Resolution 2 and Resolution 4 is subject to the approval of Resolutions 2 and 3.

        Resolution 1 will be proposed as an ordinary resolution for the purpose of approving the potential increased shareholding of the Concert Party in the circumstances described in this document, the passing of which is a condition of the Waiver.

13

        As detailed in section (4) above, Independent Shareholders only (being those holders of Ordinary Shares other than members of the Concert Party) are eligible to vote on Resolution 1 and the vote will be conducted by way of a poll. All Shareholders are eligible to vote on Resolutions 2, 3 and 4.

        Resolution 2 will be proposed as an ordinary resolution and provides for the increase in the authorised share capital of the Company from €120,000,000, divided into 2,000,000,000 Ordinary Shares of €0.06 each, to €210,000,000, divided into 3,500,000,000 Ordinary Shares of €0.06 each. This increase, which represents an increase of 75% of the existing authorised share capital of the Company, is sought to facilitate the Rights Issue and in order to maintain appropriate share capital headroom and flexibility going forward.

        Resolution 3 will be proposed as an ordinary resolution and proposes to amend the Articles such that the Directors shall, for the purposes of Section 20 of the 1983 Act, be generally and unconditionally authorised to allot and issue relevant securities up to an amount equal to the authorised (as enlarged pursuant to Resolution 2) but unissued share capital of the Company and to allot and issue any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as treasury shares. The total number of Ordinary Shares which the Directors will have authority to allot pursuant to Resolution 3 will be 2,503,012,771, which represents approximately 251% of the Existing Issued Share Capital. Save for the Rights Issue, the Directors have no present intention to exercise this authority. This authority will expire on 14 December, 2009, unless previously renewed, varied or revoked.

        Resolution 4 will be proposed as a special resolution and proposes the grant of a general authority to disapply pre-emption rights in relation to any offer of securities by way of rights, open offer or otherwise in favour of holders of Ordinary Shares, and in respect of an offer of securities of up to a maximum aggregate nominal value of 5% of the Enlarged Issued Share Capital (132,931,630 Stock Units).

        This authority will expire on the earlier of the date of the annual general meeting of the Company in 2005 and 13 March, 2006.

(7)    ACTION TO BE TAKEN

        A Form of Proxy for use by Shareholders at the EGM accompanies this document. Forms of Proxy, completed in accordance with the instructions printed thereon, must be received by the Company's Registrars, Capita Corporate Registrars Plc, P.O. Box 7117, Dublin 2, Ireland (if delivered by post) or Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand during normal business hours only), no later than 10.00 a.m. on 12 December, 2004.

        Completion and return of a Form of Proxy will not preclude Shareholders from attending and voting at the EGM in person should they so wish.

(8)    FURTHER INFORMATION ON THE OFFER AND THE RIGHTS ISSUE

        Assuming that Waterford Wedgwood proceeds to make the 2.5 Announcement and to make the Offer by way of the Offer Document, and assuming the other relevant conditions of the Rights Issue are satisfied, Listing Particulars containing further information on the terms and conditions of the Offer, on the business and financial record of Royal Doulton, the strategy for, and prospects of, the Enlarged Group and on the Rights Issue and how to participate therein, will be published. The Listing Particulars will also contain a notice of extraordinary general meeting at which a resolution will be proposed for the purposes of procuring Shareholder approval of the Offer (this approval is a requirement of the Listing Rules, having regard to the size of the Offer relative to the size of Waterford Wedgwood).

(9)    RECOMMENDATIONS

        The approval of the Resolutions are conditions of the Rights Issue and the Rights Issue will not proceed if the Resolutions are not approved. It is anticipated that completion of the Rights Issue would be a condition of the Offer.

14

(a)
In respect of Resolution 1

  The Independent Directors, who have been so advised by Davy Corporate Finance, consider the Waiver Resolution to be in the best interests of the Company and the Independent Shareholders taken as a whole. In providing advice to the Independent Directors, Davy Corporate Finance has taken into account the commercial assessments of the Independent Directors. Accordingly, the Independent Directors unanimously recommend that you vote in favour of the Waiver Resolution to be proposed at the EGM, as they intend to do in respect of their own beneficial holdings, which amount to, in aggregate, 4,544,855 Ordinary Shares, representing approximately 0.46% of the Existing Issued Share Capital.

(b)
In respect of Resolutions 2, 3 and 4

  The Directors believe that the Share Capital Resolutions are in the best interests of the Company and its Shareholders as a whole. Accordingly, the Directors unanimously recommend Shareholders to vote in favour of Resolutions 2, 3 and 4 to be proposed at the EGM, as they intend to do in respect of their own beneficial holdings, which amount to, in aggregate, 249,942,822 Ordinary Shares, representing approximately 25.07% of the Existing Issued Share Capital.

        Yours faithfully,
 SIR ANTHONY O'REILLY
Chairman

15

PART 2 – LETTER FROM DAVY CORPORATE FINANCE LIMITED

Davy Corporate Finance Limited Davy House, 49 Dawson Street, Dublin 2, Ireland.

        20 November, 2004

To Independent Shareholders

Dear Shareholder,

        We refer to certain of the proposals detailed in the section of Part 1 of this document entitled "Waiver of Obligation to Make a General Offer under Rule 9". In particular, we refer to the potential increase to a maximum of 57.63% in the percentage of the Company's issued share capital owned or controlled by Sir Anthony O'Reilly and Mr Peter John Goulandris and other members of the Concert Party. The maximum potential increase would arise where, following the take up by each member of the Concert Party or companies controlled by them of their entitlements under the Rights Issue and where no other Stockholder subscribes for his entitlement to Rights Issue Units under the Rights Issue (and those Rights Issue Units are not otherwise subscribed for by persons other than Concert Party members), Birchfield, which is owned and controlled by Sir Anthony O'Reilly and Mr Peter John Goulandris, subscribes for 70% of the Rights Issue Units not taken up under the Rights Issue, Davy subscribes, or procures subscribers, for 30% of the Rights Issue Units not taken up under the Rights Issue and where, in addition, Mr Tony O'Reilly, Jnr exercises his Relevant Options, and the issued share capital of the Company is not otherwise increased.

        As described on page 12 of this document, the Panel has agreed, subject, inter alia, to the approval by Independent Shareholders of the Waiver Resolution, to waive any obligation on the Concert Party or any member thereof under the Irish Takeover Rules to make a general offer for the balance of the issued Stock Units, which would otherwise arise if the percentage of the issued share capital of the Company owned or controlled by Sir Anthony O'Reilly, Mr Peter John Goulandris and other members of the Concert Party increased to 30% or more, due to the underwriting commitment of Birchfield in respect of the Rights Issue.

        Davy Corporate Finance, which has been appointed by the Company to advise the Independent Shareholders, considers the approval of the Waiver Resolution to be in the best interests of the Company and the Independent Shareholders taken as a whole and recommends the Independent Shareholders to vote in favour of that resolution.

Yours faithfully
For and on behalf of
Davy Corporate Finance Limited
 EUGENÉE MULHERN
Director

Directors of Davy Corporate Finance Limited:
John Butler, Des Carville, J. Brian Davy, Hugh McCutcheon, Kyran McLaughlin, Eugenée Mulhern, Ivan Murphy

Davy Corporate Finance Limited
Registered In Ireland No. 127823
Registered office as above.

VAT Registered Number 4850231V
Authorised by the Irish Financial Services
Regulatory Authority under the Investment
Intermediaries Act 1995.

16

PART 3 – ADDITIONAL INFORMATION

(1)   RESPONSIBILITY STATEMENTS

(a)
The Directors of Waterford Wedgwood, whose names are set out on page 9 of this document, accept responsibility for the information contained in this document, except for that for which Sir Anthony O'Reilly, Mr Peter John Goulandris and the Birchfield Directors accept responsibility (as set out in sub-section (b) below). To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)
Sir Anthony O'Reilly, Mr Peter John Goulandris and the Birchfield Directors, whose names are set out on page 3 of this document, accept responsibility for the information contained in this document relating to the members of the Concert Party only. To the best of the knowledge and belief of Sir Anthony O'Reilly, Mr Peter John Goulandris and the Birchfield Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility (i.e. information relating to the Concert Party only) is in accordance with the facts and does not omit anything likely to affect the import of such information.

(2)   INDEPENDENT DIRECTORS' STOCKHOLDINGS AND DEALINGS

(a)   Independent Directors' Interests

  (i)
  As at the close of business on 18 November, 2004 (being the latest practicable date prior to the publication of this document), the interests of the Independent Directors (including any interests of their spouses or minor children) in the Existing Issued Share Capital, the existence of which is known to, or could with reasonable diligence be ascertained by, them, whether or not held through another party, which are notifiable as required to be disclosed pursuant to Sections 53 and 64 of the 1990 Act and, as far as the Company and they are aware, having made due and proper enquiry, the interests of any persons connected (within the meaning of Section 26 of the 1990 Act) with any such Independent Director, were as set out below.

    In the case of the Directors who are also members of the Concert Party, such interests are as set out in section 3 of this Part 3.

Name of Director	Number of Existing Stock Units	% of Existing Issued Share Capital
Patrick Redmond O'Donoghue	1,706,063	0.171
Paul Michael D'Alton	—	—
Peter Burton Cameron	—	—
Gerald Patrick Dempsey	63,635	0.006
John Foley	165,532	0.017
Ottmar Claus Küsel	—	—
Kevin Columba McGoran	89,086	0.009
Sam Michaels	254,543	0.026
Patrick James Anthony Molloy	127,270	0.013
David Wellspring Sculley	1,228,181	0.123
Lord Piers Wedgwood	127,270	0.013
Dr Francis Alan Wedgwood	783,275	0.079
  (ii)
  As at the close of business on 18 November, 2004 (being the latest practicable date prior to the publication of this document), the interests of the Independent Directors (including any interests of their spouses or minor children) in Options, the existence of which is known to, or could with reasonable diligence be ascertained by, them, whether or not held through another party, which are notifiable as required to be disclosed pursuant to Sections 53 and 64 of the 1990 Act and, as far as the Company and they are aware, having made due and proper enquiry, the interests in Options of any persons connected (within the meaning of Section 26 of the 1990 Act) with any such Independent Director, were as set out below.

17

    In the case of Directors who are also members of the Concert Party, such interests are as set out in section 3 of this Part 3.

Director	Options held	Option exercise price	Exercisable between
Patrick Redmond O'Donoghue	6,241	€0.50	1/2/05 – 1/8/05
	3,424	€0.35	1/2/06 – 1/8/06
	1,070,000	€0.89	13/12/99 – 13/12/06
	1,070,000	€0.90	2/9/02 – 2/9/09
	535,000	€0.90	27/3/03 – 27/3/10
	749,000	€1.07	12/4/04 – 12/4/11
Total	3,433,665
Peter Burton Cameron	6,085	£0.31	1/2/05 – 1/8/05
	3,400	£0.22	1/2/06 – 1/8/06
	802,500	€0.90	27/3/03 – 27/3/10
	535,000	€1.07	12/4/04 – 12/4/11
	214,000	€0.60	8/11/04 – 8/11/11
	267,500	€0.61	5/6/05 – 5/6/12
Total	1,828,485
John Foley	6,241	€0.50	1/2/05 – 1/8/05
	3,424	€0.35	1/2/06 – 1/8/06
	246,100	€0.89	13/12/99 – 13/12/06
	133,750	€0.90	2/9/02 – 2/9/09
	107,000	€0.90	27/3/03 – 27/3/10
	535,000	€1.07	12/4/04 – 12/4/11
	214,000	€0.60	8/11/04 – 8/11/11
Total	1,245,515
Ottmar Claus Küsel	264,250	£0.94	26/3/01 – 26/3/08
	107,000	€0.90	2/9/02 – 2/9/09
	267,500	€0.90	27/3/03 – 27/3/10
	535,000	€1.07	12/4/04 – 12/4/11
	214,000	€0.60	8/11/04 – 8/11/11
Total	1,387,750
Sam Michaels	535,000	€0.90	2/7/03 – 27/3/10
Total	535,000
Lord Piers Wedgwood	13,464	£0.14	1/5/07 – 1/11/07
	107,000	€1.20	4/9/03 – 4/9/10
Total	120,464

(b)   Independent Directors' Dealings

  During the 12 months preceding the date of this document, the Independent Directors have dealt for value in Stock Units as follows:

	Date	Type of Transaction	No. of Stock Units	Price
Patrick Redmond	19/11/03	Purchase	2,950	€0.30
O'Donoghue	11/12/03	Purchase	1,200,000	€0.20
	23/12/03	Acquisition under WW Profit Sharing Scheme
		A—Christmas Bonus	2,806	€0.2263
		B—Salary Foregone	617	€0.2263
	29/12/03	Take up of rights under the 2003 Rights Issue	106,623	€0.18
	1/6/04	Lapse of Options	2,509	€0.96
	23/07/04	Acquisition under WW Profit Sharing Scheme
		Annual Bonus	5,053	€0.17

18

Gerald Patrick Dempsey	29/12/03	Take up of rights under the 2003 Rights Issue	13,635	€0.18
John Foley	19/11/03	Salary Foregone	2,954	€0.30
	23/12/03	Acquisition under WW Profit Sharing Scheme
		A—Christmas Bonus	2,806	€0.2263
		B—Salary Foregone	605	€0.2263
	29/12/03	Take up of rights under the 2003 Rights Issue	33,654	€0.18
	23/07/04	Acquisition under WW Profit Sharing Scheme
		Annual Bonus	5,053	€0.17
Kevin Columba McGoran	29/12/03	Take up of rights under the 2003 Rights Issue	19,086	€0.18
Sam Michaels	29/12/03	Take up of rights under the 2003 Rights Issue	54,543	€0.18
Patrick James Anthony Molloy	29/12/03	Take up of rights under the 2003 Rights Issue	27,270	€0.18
David Wellspring Sculley	29/12/03	Take up of rights under the 2003 Rights Issue	263,181	€0.18
Lord Wedgwood	29/12/03	Take up of rights under the 2003 Rights Issue	27,270	€0.18
	19/03/03	Grant of options under the rules of the WW plc Irish and International Savings Related Share Option Plan 1996	13,464	Stg£0.14
Dr F A Wedgwood	29/12/03	Take up of rights under the 2003 Rights Issue	106,236	€0.18
	01/06/04	Acquisition (Inheritance)	143,750	—
	01/06/04	Acquisition (Inheritance)	143,750	—

  Note:

  In the case of grants of Options, the price stated is the exercise price per Stock Unit.

(3)   CONCERT PARTY'S STOCKHOLDINGS AND DEALINGS

(a)   Concert Party Interests

  As at the close of business on 18 November, 2004 (being the latest practicable date prior to the publication of this document), the interests of Sir Anthony O'Reilly (inclusive of Stock Units in which Sir Anthony O'Reilly's wife is interested and inclusive of attributable indirect interests) and of Mr Peter John Goulandris (inclusive of attributable indirect interests) and of the other members of the Concert Party in the Existing Issued Share Capital, as notified to the Company, were as set out below. The maximum number of Stock Units in which Sir Anthony O'Reilly and Mr Peter John Goulandris and/or the other members of the Concert Party could be interested following the Rights Issue (on the basis of the outlined assumption) is also set out below:

	Number of Stock Units as at 18 November, 2004(5)	Percentage of Existing Issued Share Capital as at 18 November, 2004	Number of Options	Number of Stock Units on basis of assumption set out below	Percentage of Enlarged Issued Share Capital on basis of assumption set out below
Sir Anthony O'Reilly and Peter John Goulandris's holdings:
Stoneworth Investment Limited(1)(2)	164,179,942	16.47	—	437,813,178	16.47
Albany Hill Limited(1)(2)	34,081,550	3.42	—	90,884,133	3.42
Araquipa International Limited(2)	34,505,163	3.46	—	92,013,768	3.46

19

Cressborough Holdings Limited(2)	11,709,089	1.17	—	31,224,237	1.17
Indexia Holdings Limited(1)	853,880	0.09	—	2,277,013	0.09
Birchfield Holdings Limited	—	—	—	876,502,281	32.69

Sub-total O'Reilly and Goulandris holdings	245,329,624	24.61	—	1,530,714,610	57.56
Tony O'Reilly Jnr(4)	68,343	0.006	1,128,926	1,311,174	0.05
Lady Chryss O'Reilly(1)(3)	—	—	—	—	—
Gavin O'Reilly	72,628	0.007	—	193,673	0.01
Denis C. Tseretopoulos(6)	228,966	0.023	—	610,576	0.02
Total	245,699,561	24.64%	1,128,926	1,532,830,034	57.63

  Notes:

  (1)
  Sir Anthony O'Reilly, Chairman of the Board, controls (i) 49.0% of Stoneworth Investment Limited, a company which owns 164,179,942 Stock Units; (ii) 50% of Albany Hill Limited, a company which owns 34,081,550 Stock Units (Lady O'Reilly controls 10% of Albany Hill Limited); and (iii) 100% of Indexia Holdings Limited, a company which owns 853,880 Stock Units. The total number of Stock Units in which Sir Anthony O'Reilly is therefore interested, is 199,115,372, representing 19.97% of the Stock Units.

  (2)
  Mr Goulandris, Deputy Chairman of the Board, controls (i) 49.0% of Stoneworth Investment Limited, a company which owns 164,179,942 Stock Units; (ii) 40% of Albany Hill Limited, a company which owns 34,081,550 Stock Units; (iii) 100% of Araquipa International Limited, a company which owns 34,505,163 Stock Units; and (iv) 100% of Cressborough Holdings Limited, a company which owns 11,709,089 Stock Units. The total number of Stock Units in which Mr Goulandris is therefore interested is 244,475,744, representing 24.52% of the Stock Units.

  (3)
  Lady O'Reilly has a non-beneficial interest in the Stock Units referred to in note 1, which are beneficially held by her husband, Sir Anthony O'Reilly.

  (4)
  Of the 749,000 Options held by Mr Tony O'Reilly Jnr, 535,000 are exercisable at a price of €1.07 between 12 April, 2004 to 12 April, 2011 and the balance of 214,000 are exercisable at a price of €0.60 between 8 November, 2004 and 8 November, 2011. In accordance with the terms of the Share Option Schemes, outstanding Options will be adjusted to take account of the Rights Issue. The number of Options shown above is the number of Relevant Options based on a pro forma adjustment for the Rights Issue.

  (5)
  The interests of the members of the Concert Party who are also Directors are disclosed in accordance with the relevant provisions of the 1990 Act as detailed in sub-section 2(a)(i) of this Part 3.

  (6)
  These Stock Units, of which 208,966 are held as Stock Units and 20,000 are held in the form of ADR's (2,000 ADR's), are held by Marden Trading Company, a company which is wholly owned by Mr Tseretopoulos.

  Assumption:

  The number of Stock Units held by the parties above following the Rights Issue is calculated on the basis that all members of the Concert Party and companies controlled by them participate in the Rights Issue in respect of the full amounts of their respective entitlements, that no other Stockholders subscribe for any Rights Issue Units (and those Rights Issue Units are not otherwise subscribed for by persons other than Concert Party members), and that Birchfield subscribes for 70% of the remaining Rights Issue Units, and Davy subscribes, or procures subscribers, for 30% of the remaining Rights Issue Units, as provided for in the Underwriting Agreement. The number of Stock Units in issue following the Rights Issue also assumes, for the purposes of calculating the maximum percentage interest of the Concert Party, that Mr Tony O'Reilly, Jnr exercises all of his Relevant Options and that the issued share capital of the Company is not otherwise increased.

20

(b)   Concert Party Dealings

  During the 12 months preceding the date of this document, the members of the Concert Party have dealt for value in Stock Units as follows:

	Number of Stock Units	Type of Transaction	Date	Price per Stock Unit
Sir Anthony O'Reilly and Peter John Goulandris's dealings:
Stoneworth Investment Limited	35,181,414	Take up of rights under the 2003 Rights Issue	29 December, 2003	€0.18
Albany Hill Limited	7,303,188	Take up of rights under the 2003 Rights Issue	29 December, 2003	€0.18
Araquipa International Limited	7,393,962	Take up of rights under the 2003 Rights Issue	29 December, 2003	€0.18
Cressborough Holdings Limited	2,509,089	Take up of rights under the 2003 Rights Issue	29 December, 2003	€0.18
Mystic Investments (Cayman) Limited*	114,792	Take up of rights under the 2003 Rights Issue	29 December, 2003	€0.18
Indexia Holdings Limited	68,181	Take up of rights under the 2003 Rights Issue	29 December, 2003	€0.18

Tony O'Reilly Jnr	14,643	Take up of rights under the 2003 Rights Issue	29 December, 2003	€0.18
Gavin O'Reilly	15,561	Take up of rights under the 2003 Rights Issue	29 December, 2003	€0.18
Marden Trading Company (owned by Denis C. Tseretopoulos)	44,778	Take up of rights under the 2003 Rights Issue	29 December, 2003	€0.18

Note:

*
Mystic Investments (Cayman) Limited is 100% owned by Indexia Holdings Limited. Its entire holding of Stock Units (420,907 Stock Units) was transferred to Indexia Holdings Limited (which is 100% owned by Sir Anthony O'Reilly) on 22 October, 2004.

(4)   RELATIONSHIP AGREEMENT

        As detailed in section 4 of Part 1 of this document, where Stockholders other than the Concert Party do not subscribe for their entitlements under the Rights Issue, the percentage interest of the Concert Party in the Enlarged Issued Share Capital could equal or exceed 30% following the Rights Issue. In order to address the requirements of the Listing Rules should this position arise, the Company intends to enter into a relationship agreement with Sir Anthony O'Reilly and Mr Peter John Goulandris.

        This agreement will regulate the relationship between the Company and Sir Anthony O'Reilly and Mr Peter John Goulandris (including associates thereof as defined in the Listing Rules) in order to ensure that, in the event that they become controlling shareholders (as defined in the Listing Rules), the Company is capable at all times of carrying on its business independently of Sir Anthony O'Reilly and Mr Peter John Goulandris and/or their associates and that all transactions and relationships between the Waterford Wedgwood Group and Sir Anthony O'Reilly or Mr Peter John Goulandris and/or their associates are and will be at arm's length and on a normal commercial basis.

21

(5)   MATERIAL CONTRACTS

        The following is a summary of all material contracts (not being contracts entered into in the ordinary course of business) that have been entered into by any member of the Group within the two years immediately preceding the date of this document and that are or may be material and all other contracts (not being contracts entered into in the ordinary course of business) which contain any provision under which any member of the Group has any obligation or entitlement that is or may be material to the Group as at the date of this document:

(i)
The Company entered into the Underwriting Agreement on 21 October, 2004, with each of Birchfield and Davy. Pursuant to the Underwriting Agreement, subject to the fulfilment of certain conditions and on the terms set out in the Underwriting Agreement, Birchfield will act as an underwriter of the Rights Issue and Davy will act both as sponsor under the Listing Rules ("Sponsor") to, and as an underwriter of, the Rights Issue. Where Rights Issue Units are not subscribed for under the Rights Issue the Company and its broker, Davy, will seek to place the relevant Rights Issue Units with investors at a price not less than the Issue Price plus expenses of sale (including applicable commissions). If Davy is unable to procure subscribers in this regard or, having concluded that it is unlikely that such subscribers can be procured, decides not to endeavour to procure subscribers, the relevant Rights Issue Units will be subscribed for by the Underwriters in their respective proportions. Under the terms of the Underwriting Agreement, Birchfield and Davy will underwrite severally the Rights Issue as to 70% and 30% respectively. See also a summary of the Deed of Undertaking at section 5(ii) below.

  In consideration of their agreement to underwrite the Rights Issue, each Underwriter will be paid a commission, for the first twenty eight days of its commitment under the Underwriting Agreement, beginning from and including 21 October, 2004 (the "28 Day Commission Period"), of 2.5% of the value of each Underwriter's Relevant Amount (as defined in the Underwriting Agreement and being the amount obtained by multiplying the Issue Price by the number of Rights Issue Units by the proportion being underwritten by the relevant Underwriter). In the case of Birchfield only, the amount of commission payable as described above is reduced by an amount equal to 2.5% of the Birchfield Deductible Amount (as defined in the Underwriting Agreement and being an amount designed to take into account the proportion of the Rights Issues Units in which the O'Reilly/Goulandris Interests are interested so as to ensure that underwriting commission is not paid to Birchfield in respect of these interests).

  An additional commission of 0.125% of the value of each Underwriter's Relevant Amount (which, in the case of Birchfield only, is reduced by an amount equal to 0.125% of the Birchfield Deductible Amount on the same basis as detailed above) is payable to each of the Underwriters for each seven days or part of seven days (if any) after the 28 Day Commission Period up to and including the earlier of the date of termination of the Underwriting Agreement and the Cut Off Date (as defined below). If the Underwriting Agreement is terminated in accordance with its terms, the Company will pay commissions to the Underwriters on the same basis as detailed above, save that the relevant percentage of commission applicable for the 28 Day Commission Period shall be 1%.

  For this purpose "Cut Off Date" means (i) if the last date for acceptance and payment in full under the Rights Issue (the "Closing Date") falls on any date between (and including) 22 December, 2004 and 29 December, 2004, the earlier of (A) the sixth Business Day following the closing date of the Rights Issue and (B) the date (if any) by which Davy, as Sponsor, has procured subscribers for all of the Rights Issue Units not taken up or determined that it will no longer procure subscribers for such Rights Issue Units in accordance with the Underwriting Agreement; or (ii) in any other circumstance, the second Business Day following the Closing Date.

  Out of any commissions payable under the Underwriting Agreement, each Underwriter will pay any sub-underwriters a sub-underwriting commission (to the extent that sub-underwriters are or have been procured by such Underwriter).

  The Company will pay all costs and expenses of each Underwriter and the Sponsor in connection with the Rights Issue, the issue of the Rights Issue Units and the arrangements referred to and contemplated by the Underwriting Agreement.

22

  The Sponsor and the Underwriters have acknowledged that the Rights Issue Units have not been and will not be registered under the securities laws of any jurisdiction in Canada, Australia and Japan or any other territory or jurisdiction where the posting of Listing Particulars and/or PALs would constitute a breach of local law or regulation ("Restricted Jurisdictions") and may not be, directly or indirectly, offered or sold, taken up, renounced or delivered, in or into Canada, Australia or Japan or to or by any resident of such countries.

  The Sponsor and the Underwriters have further acknowledged that the Rights Issue Units have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States, or to or for the account or benefit of US persons, unless an exemption from the registration requirements of the Securities Act is available. Each of the Sponsor and the Underwriters has agreed that it will not offer or sell the Rights Issue Units, within the United States or to or for the account or benefit of US persons, until 40 days after the commencement of the Rights Issue, and it will have sent to each broker/dealer or sub-underwriter to which it sells in reliance on Regulation S during such 40 day period a confirmation or other notice detailing the restrictions on offers and sales of such securities within the United States, or to or for the account or benefit of US persons. In addition, each of the Sponsor and each Underwriter has agreed that no such securities will be offered or sold by or on behalf of it or any sub-underwriter in the United States except by a broker/dealer registered under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), or pursuant to a valid exemption from such requirements under the Exchange Act.

  The Underwriting Agreement contains certain standard representations, warranties, undertakings and indemnities by the Company in favour of the Sponsor and the Underwriters.

  The Underwriting Agreement is conditional upon, inter alia, the Irish Takeover Panel granting the Waiver, the Independent Shareholders approving the Waiver Resolution at an extraordinary general meeting (the "Required EGM") prior to the time when the Listing Particulars and the PALs in respect of the Rights Issue Stock Units are despatched to Stockholders; Shareholders approving the Share Capital Resolutions at the Required EGM; the Listing Particulars being stamped and approved by the Irish Stock Exchange and the United Kingdom Listing Authority; the posting of the Listing Particulars and of the PALs in respect of the Rights Issue Units by no later than 15 December, 2004 (or such other date as the Underwriters, the Sponsor and the Company may agree); the admission of all of the Rights Issue Units, nil paid, to the Official Lists and to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange becoming effective by not later than 8.00 a.m. on the first Business Day following the date of posting of the PALs; the 2.5 Announcement being published by no later than 15 December, 2004 (or such other date as the Underwriters, the Sponsor and the Company may agree); and the Underwriting Agreement not having been terminated at any time prior to the issue by the Company of the 2.5 Announcement.

  The Underwriting Agreement may be terminated by either of the Underwriters or the Sponsor if, before the issue of the 2.5 Announcement: (i) an Underwriter or the Sponsor, becomes aware that any warranty given to it by the Company was not, when given, true, accurate and not misleading in any respect and as a result could be expected to have a material adverse effect on the Rights Issue; (ii) a matter has arisen after the date of the Underwriting Agreement which would have rendered any warranty given by the Company, if repeated at that time, to be untrue, inaccurate or misleading by reference to the facts then existing and as a result could be expected to have a material adverse effect on the Rights Issue; (iii) a material adverse change occurs with respect to the Company and its subsidiaries; (iv) the Company fails to comply in any respect which would have a material adverse effect on the Rights Issue with any of its obligations under the Underwriting Agreement; or (v) any change in national or international financial, monetary, military, economic, political or stock market conditions occurs which, in the reasonable opinion of an Underwriter or the Sponsor, arrived at in good faith, would, or would be likely to, be materially prejudicial to the Company or any of its subsidiaries or to the offering constituted by the Rights Issue or to the acquisition of the Rights Issue Units by persons pursuant thereto.

23

(ii)
The Company entered into the Deed of Undertaking with each of Sir Anthony O'Reilly and Mr Peter John Goulandris on 21 October, 2004. Pursuant to the Deed of Undertaking, each of Sir Anthony O'Reilly and Mr Peter John Goulandris (together, the "Obligors"), as owners of the entire issued share capital of Birchfield, severally undertook to the Company to procure the due and punctual performance by Birchfield of its obligations under the Underwriting Agreement. The Obligors have agreed to pay to the Company on demand any sum that Birchfield is due to pay under the Underwriting Agreement and which has not been paid at the time due for payment. Pursuant to the Deed of Undertaking, the Obligors also irrevocably and unconditionally agreed to indemnify (and keep indemnified) the Company, on demand, as to 50% each, for any loss, liability or cost incurred by the Company as a result of any obligations under the Underwriting Agreement becoming void, voidable or unenforceable as against Birchfield.

(iii)
The Company and its wholly owned subsidiary Ballygunner Holdings (together the "selling companies") entered into a conditional agreement (the "All Clad SPA") with Societé d'Emboutissage de Bourgogne SA ("SEB") to sell all of the common stock in All Clad USA, Inc ("All Clad") together with its subsidiaries (the "All Clad Group") but excluding Spring USA Inc ("Spring USA") and All Clad GmbH. The purchase price payable by SEB was US$250 million, including an amount of US$63.5 million due by the All Clad Group to Waterford Wedgwood Luxembourg S.a.r.l. ("WWL"), which amount, together with all interest thereon, was loaned by SEB to the All Clad Group and repaid to WWL at completion of this transaction ("Completion") in full and final satisfaction thereof. Completion occurred on 27 July, 2004 when all conditions provided for were satisfied or waived by SEB.

  The All Clad SPA provided for adjustments to be made to the purchase price to reflect any amount by which the net book value of All-Clad exceeded or was below US$36.3 million at Completion.

  The All Clad SPA contains non-compete clauses in favour of SEB which restrict the Group from competing with the All Clad Group in North America for a period of two years following Completion. The Group is not restricted from operating its business as conducted at the date of the agreement, nor from acquiring any business other than Meyer Corporation US, the Calphalon business of Newell Rubbermaid Inc. and Cuisinart Corp., or any portion thereof. Spring USA is permitted to operate its business as conducted at the date of the agreement provided that, for a period of two years following Completion, it does not have retail sales in North America in excess of US$2 million per year.

  Under the All Clad SPA, the Company agreed to indemnify SEB for any breaches of representations and warranties causing damages of at least US$25,000 and then only where the aggregate of such claims is in excess of US$0.5 million but subject to a limit of US$7.5 million. The relevant representations survive for two years from Completion, other than financial representations which survive for one year from Completion. Certain representations, such as those relating to title and authorisation, are not subject to any limitations. The Company also agreed to indemnify SEB for any amounts in excess of US$0.25 million which may arise out of, or relating to, any allegations of certain breaches of competition law by the All Clad Group for activities which occurred prior to Completion. This liability is uncapped. The selling companies have agreed to indemnify SEB for any amounts in excess of US$1.1 million resulting from any state tax related issues. This indemnity will expire on the expiry of the applicable limitation period under any applicable statute of limitations on any state tax-related claim.

  The All Clad SPA contains customary representations and warranties given by the Company to SEB regarding All Clad.

  All material terms of this agreement have been previously disclosed (in the July 2004 Document) and made available for inspection. The agreement is available for inspection as stated in section 8 of Part 3 of this document.

(iv)
The Company entered into an indenture with certain of its subsidiaries as guarantors ("the Guarantors") and The Bank of New York as trustee on 1 December, 2003 (the "Bond Agreement"). Pursuant to the Bond Agreement, the Company issued €166 million in principal amount of 9 7/8% Subordinated Bonds due 2010 (the "Subordinated Bonds").

24

  Pursuant to a subscription agreement dated 26 November, 2003 between the Company and Barclays Capital, as initial purchaser, the Subordinated Bonds were offered and sold in the United States as transactions exempt from the registration requirements of the Securities Act to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the US in reliance on Regulation S. The Company has not registered the Subordinated Bonds, or any other notes to be exchanged therefor, under the Securities Act.

  The Company's obligations under the Subordinated Bonds are guaranteed on a senior subordinated secured basis by the Guarantors. The Subordinated Bonds are secured by second ranking fixed and floating charges over substantially all of the Company's assets and certain assets of the Guarantors.

  The Subordinated Bonds rank junior to all current and future senior indebtedness of the Company. The Subordinated Bonds rank pari passu with all current and future senior subordinated indebtedness of the Company and senior to all current and future junior subordinated indebtedness of the Company. The terms of the Subordinated Bonds contain certain customary covenants, including, without limitation, covenants relating to limitations on: dividends and other restricted payments; sales of assets; mergers; the incurrence of indebtedness; transactions with affiliates; asset sales; and the sale of subsidiary common stock.

  Prior to the maturity of the Subordinated Bonds, the Company has agreed to provide to the trustee and the holders of the Subordinated Bonds financial information, including the Company's audited consolidated annual financial statements and certain interim financial statements. Upon the occurrence of a change of control, the holders of the Subordinated Bonds may require the Company to repurchase the Subordinated Bonds at 101% of the aggregate outstanding principal amount.

  The Subordinated Bonds may be redeemed at the option of the Company, in whole or in part, after three years at a premium. In addition, prior to the third anniversary of the issue date, the Company may redeem at a premium up to 35% of the aggregate outstanding principal amount of the Subordinated Bonds with the proceeds from certain equity offerings. In the event of certain changes affecting taxes applicable to payments on the Subordinated Bonds, the Company may redeem the Subordinated Bonds in whole, but not in part, at any time at 100% of the principal amount plus accrued and unpaid interest. The terms of the Subordinated Bonds contain customary representations and warranties and events of default.

  All material terms of this agreement have been previously disclosed (in the December 2003 Document) and made available for inspection. The agreement is available for inspection as stated in section 8 of Part 3 of this document.

(v)
The Company entered into an underwriting agreement (the "2003 Underwriting Agreement") with the Executive Directors of the Company (as defined therein) and Davy (for the purposes of this summary, the "2003 Underwriter") pursuant to which the 2003 Underwriter agreed, subject to the fulfilment of certain conditions and on the terms set out in the 2003 Underwriting Agreement, each of which were fulfilled or waived in accordance with the terms of the agreement, to procure subscribers or, to the extent that such subscribers were not procured, itself to subscribe for the 2003 Rights Issue Units not taken up under the 2003 Rights Issue. In consideration of its agreement to underwrite the 2003 Rights Issue, the 2003 Underwriter was paid commission as set out in the 2003 Underwriting Agreement. Under the 2003 Underwriting Agreement, the Company paid all costs and expenses of, or in connection with, the 2003 Rights Issue, including its own and the 2003 Underwriter's legal, accountancy and other professional fees.

  Under the 2003 Underwriting Agreement, similar terms to those included in the Underwriting Agreement, as detailed at section 5(i) above, were included in terms of the availability of the 2003 Rights Issue in the US and other jurisdictions.

  Under the 2003 Underwriting Agreement, the Company provided certain representations, warranties, undertakings and indemnities to the 2003 Underwriter.

  All material terms of the 2003 Underwriting Agreement have been previously disclosed (in the December 2003 Document) and made available for inspection. The agreement is available for inspection as stated in section 8 of Part 3 of this document.

25

(6)   DIRECTORS' SERVICE CONTRACTS

        As at the date of this document, with the exception of the following, there are no existing service contracts (as specified in the Irish Takeover Rules) between a member of the Group and any Director or proposed director:

(i)
Waterford Wedgwood entered into an employment agreement with Mr O'Donoghue on 30 April, 1987. This agreement was amended by supplemental agreement dated 23 February, 1988 and by memorandum dated 30 April, 1993. This was subsequently amended on Mr O'Donoghue being appointed Chief Executive in 2000 and anticipates his retiring at age 63. Mr O'Donoghue's current salary is €548,000 per annum. Mr O'Donoghue is provided with a motor car and is entitled to membership in the Company pension scheme, which provides retirement and life assurance benefits wholly funded by the Company. He is also entitled to participate in the permanent health insurance scheme operated by the Company. Mr O'Donoghue is entitled to be considered for such annual performance bonus as may be determined by the remuneration committee of the Board.

(ii)
Mr Küsel is presently employed under a service agreement with Rosenthal Aktiengessellschaft, a subsidiary of the Company ("Rosenthal") due to expire on 31 December, 2007 (the "Agreement"). The supervisory board of Rosenthal is obliged to give twelve months' notice before the expiry of the Agreement as to whether it intends to reappoint Mr Küsel as a member and chairman of the board of Rosenthal. Mr Küsel's salary of €336,000 is subject to review every two years. Mr Küsel is entitled to a motor car and driver and is entitled to contributions to his pension insurance or exempt life insurance and a contribution for medical insurance. Mr Küsel is entitled to be included in the Group's accident insurance policy for Rosenthal. Mr Küsel is entitled to be considered for such annual performance bonus as may be determined by the remuneration committee of the Board.

(7)   MISCELLANEOUS

(a)
Birchfield is an international business company incorporated in the British Virgin Islands. Sir Anthony O'Reilly and Mr Peter John Goulandris each own 100 shares in Birchfield, each representing 50% of Birchfield's issued and outstanding common stock. Birchfield has issued no other equity or debt securities. It was dormant until it entered into the Underwriting Agreement with the Company and Davy on 21 October, 2004 and its only asset is US$2,000 in cash which it received for the issuance of its shares to its shareholders. Its only business will be to fulfil its obligation to underwrite 70% of the Rights Issue, and thereafter, to hold for investment any Stock Units for which it is called upon to subscribe pursuant to the Underwriting Agreement. Immediately prior to the time it may need to pay funds to the Company for the underwritten Rights Issue Units, it will receive capital contributions from its two shareholders in sufficient amounts to satisfy such obligation.

(b)
Save for the Underwriting Agreement and the Deed of Undertaking (details of which are contained in sections 5(i) and 5(ii) of Part 3 of this document), no agreement, arrangement or understanding (including any compensation arrangement) exists between Birchfield or any person acting in concert with it or any associate of it and any of the Directors, recent directors of the Company, Stockholders or recent Stockholders having any connection with or dependence on, or which is conditional on, the outcome of the Whitewash. There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the New Stock Units to be acquired by Birchfield or a person acting in concert with it pursuant to the Whitewash and the Rights Issue will be transferred to any other person.

(c)
Save as disclosed in section 3 of this Part 3, no member of the Concert Party owns, controls or is interested in any of the share capital of Waterford Wedgwood or has dealt in any such share capital for value in the twelve months preceding the date of this document.

(d)
As at the close of business on 18 November, 2004 (being the latest practicable date prior to the date of this document), no subsidiaries of Waterford Wedgwood, no trustees of any pension scheme (other than an industry-wide scheme) in which Waterford Wedgwood or a subsidiary of Waterford Wedgwood participates and no associate of Waterford Wedgwood as specified in paragraph (d) or (e) of the definition of "associate" under the Irish Takeover Rules, owned or controlled any Stock Units.

26

(e)
The Concert Party is fully supportive of the strategy of the Waterford Wedgwood Group and has no intention to influence the strategy of the business generally, nor has it any intention to introduce any major changes to the business or changes to the continued employment of the employees of the Group.

(f)
There are no shareholdings in the Company which are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with the Company.

(g)
Save for 4,261,216 Stock Units held by Davy on behalf of discretionary clients and save for 2,804 Stock Units held by partners in William Fry professionally engaged in relation to the arrangements described in this document, there are no shareholdings in the Company owned or controlled by a subsidiary of the Company, by a pension fund of the Company or a subsidiary of the Company, or any associate of the Company as specified in paragraphs (d) and (e) of the definition of associate set out in the Irish Takeover Rules, but excluding exempt market-makers.

(h)
Save for the Underwriting Agreement and the Deed of Undertaking (details of which are contained in sections 5(i) and 5(ii) of Part 3 of this document), as at 18 November, 2004 (being the latest practicable date prior to the publication of this document), no arrangement exists between any person and the Concert Party, Waterford Wedgwood, or any associate of Waterford Wedgwood in relation to securities in Waterford Wedgwood including any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to securities in Waterford Wedgwood which may be an inducement to deal or refrain from dealing.

(i)
Davy Corporate Finance has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of its letter and references to its name and letter in the form and context in which they are included.

(j)
The Company holds no treasury shares.

(8)   DOCUMENTS AVAILABLE FOR INSPECTION

        Copies of the documents referred to below will be available for inspection during normal business hours on any weekday (Saturdays, Sundays, bank holidays and public holidays excepted) at the offices of William Fry Solicitors at Fitzwilton House, Wilton Place, Dublin 2, Ireland and those of Clifford Chance LLP at 10 Upper Bank Street, Canary Wharf, London E14 5JJ, United Kingdom from the date of this document up to and including 14 December, 2004:

(a)
the Memorandum and Articles of Association of the Company;

(b)
the audited consolidated financial statements of the Company for the two years ended 31 March, 2003 and 31 March, 2004;

(c)
the Company's annual report on Form 20-F for the year ended 31 March, 2004;

(d)
the rules of the Share Option Schemes and of the Employee Participation Schemes;

(e)
the material contracts referred to in section (5) of this Part 3;

(f)
the Directors' service contracts referred to in section (6) of this Part 3;

(g)
the letter from Davy Corporate Finance contained in Part 2 of this document and the consent of Davy Corporate Finance referred to in section (7)(i) of this Part 3;

(h)
the letter from the Panel to Davy Corporate Finance dated 9 November, 2004 granting to the Concert Party, subject to the specified conditions, a waiver of the potential general offer obligation under Rule 9 of the Takeover Rules; and

(i)
this document.

Dated: 20 November, 2004

27

NOTICE OF EXTRAORDINARY GENERAL MEETING

Waterford Wedgwood plc

        (Incorporated and Registered in Ireland under the Companies Acts 1908 to 1924 with registered number 11861)

        Notice is hereby given that an Extraordinary General Meeting of Waterford Wedgwood plc (the "Company") will be held at The Shelbourne Hotel, 27 St. Stephen's Green, Dublin 2, Ireland at 10.00 a.m. on 14 December, 2004, to consider and, if thought fit, pass the following resolutions. Resolutions 1, 2 and 3 are being proposed as ordinary resolutions, and Resolution 4 is being proposed as a special resolution:

1.
"That Independent Shareholders (as defined in the Circular accompanying this Notice) hereby approve the potential increase up to 57.63% in the percentage of the issued share capital of the Company owned or controlled by the Concert Party (as defined in the Circular), which arises in the manner described in the Circular, without triggering an obligation on the Concert Party (or on one or more of the members of the Concert Party as the Irish Takeover Panel may direct) under the Irish Takeover Rules (as defined in the Circular) to make a general offer for the balance of the issued share capital of the Company."

2.
"That, pursuant to the provisions of the Companies Acts 1963 to 2003, the authorised share capital of the Company be increased from €120,000,000, divided into 2,000,000,000 Ordinary Shares of €0.06 each, to €210,000,000, divided into 3,500,000,000 Ordinary Shares of €0.06 each."

3.
"That subject to the approval of Resolution 2, Article 6 of the Articles of Association of the Company be deleted and replaced with the following:

"(a)
The Directors, for the purposes of Section 20 of the 1983 Act, shall be generally and unconditionally authorised to allot and issue relevant securities (as defined by the said Section 20) up to an amount equal to the authorised but unissued share capital of the Company as at the close of business on 14 December, 2004 and to allot and issue any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as Treasury Shares.

(b)
The authority conferred by this Article shall expire on 13 December, 2009, unless previously renewed, varied or revoked by the Company in general meeting."

4.
"That, subject to the approval of Resolutions 2 and 3:

(a)
Paragraph 7(b) of the Articles of Association of the Company be deleted and replaced with the following:

"(b)
(in addition to the authority conferred by paragraph(a)), the allotment of equity securities (including, without limitation, any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as Treasury Shares) up to a maximum aggregate nominal value of five per cent. of the issued ordinary share capital of the Company at the close of business on the date on which any renewal of this authority shall be granted or, in respect of the period between 14 December, 2004 and the date of the Company's annual general meeting in 2005, up to a maximum aggregate nominal value of five per cent. of the issued ordinary share capital of the Company at the close of business on the date of allotment of Ordinary Shares pursuant to the Rights Issue described in a Circular to Shareholders dated 20 November 2004";

(b)
the authority provided to the Directors at the extraordinary general meeting of the Company on 26 July, 2004 to allot and issue the securities of the Company referred to in Article 7 of the Articles of Association of the Company be and is hereby revoked without any effect on any allotment made in accordance with such authority prior to the date of revocation; and

(c)
the Directors be empowered, pursuant to Section 24 of the Companies (Amendment) Act 1983, to allot and issue the securities of the Company referred to in Article 7 of the Articles of Association (including, for the avoidance of doubt, any securities that may be allotted pursuant to the authority set out in Article 6 of such Articles) on and subject to the terms and conditions set out therein, provided the authority hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company and 13 March, 2006 unless previously renewed, varied or revoked by the Company in general meeting."

By order of the Board
 PATRICK DOWLING
Secretary

20 November, 2004

Registered Office:
Kilbarry,
Waterford,
Ireland.

Notes:

        Resolution 1 will be voted on by way of a poll in accordance with the requirements of the Irish Takeover Rules.

28

        Only those Shareholders on the register of members of the Company as at 6.00 p.m. on 13 December, 2004 will be entitled to attend and vote at the Extraordinary General Meeting and may only vote in respect of the number of Ordinary Shares registered in their names at that time. Changes to entries in the register of members after this time will be disregarded in determining the right of any person to attend and/or vote at the meeting. A member entitled to attend and vote at the above meeting may appoint a proxy to attend, speak and, on a poll, vote instead of him. A proxy need not be a member of the Company.

        A Form of Proxy for use at the EGM is enclosed. Forms of Proxy to be valid, must be completed and lodged (together with any power of attorney or other authority under which it is executed, or a notarially certified copy thereof) with the Company's Registrars, Capita Corporate Registrars Plc at P.O. Box 7117, Dublin 2, Ireland (if delivered by post) or at Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered by hand during normal business hours) not less than forty-eight hours before the time appointed for the meeting. The appointment of a proxy will not preclude a Shareholder from attending and voting at the meeting in person should they so wish.

        The Form of Proxy must (i) in the case of an individual member be signed by the member or his/her attorney duly authorised in writing; or (ii) in the case of a body corporate be given either under its common seal or signed on its behalf by its duly authorised officer or attorney.

        In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

29

        THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser (being, in the case of Stockholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act 1995 or the Stock Exchange Act 1995 and, in the case of Stockholders in the United Kingdom, an organisation or firm authorised pursuant to the Financial Services and Markets Act 2000 of the United Kingdom ("FSMA")) immediately.

        If you have sold or otherwise transferred all of your registered holding of Stock Units in Waterford Wedgwood plc ("Waterford Wedgwood" or the "Company") (other than ex-rights), please forward this document and the accompanying Form of Proxy and Provisional Allotment Letter ("PAL"), where applicable, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through or by whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, save in relation to Stockholders in such jurisdictions receiving this document and the Form of Proxy, each in connection with the EGM only, such documents should not be forwarded to or transmitted in or into the United States, Canada, Australia or Japan or their respective territories or any other jurisdictions where it would be unlawful to do so. All Stockholders in any such jurisdictions receiving this document are advised that all information contained herein in relation to the Rights Issue is for their information only. The information contained in the document relating to the Acquisition is relevant to such Shareholders' decision to vote on the Acquisition Resolution. Qualifying Non-CREST Stockholders who have sold or transferred part of their holding in Waterford Wedgwood are referred to the instructions regarding split applications set out in the accompanying PAL.

        A copy of this document, which comprises listing particulars relating to the Company and its subsidiary, Waterford Wedgwood U.K. plc ("Waterford Wedgwood UK") prepared in accordance with the European Communities (Stock Exchange) Regulations 1984 (as amended) and a prospectus in accordance with the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 (the "1992 Regulations"), together with the consents referred to in section 13 of Part 6 of this document, and copies of the material contracts referred to in section 8 of Part 6 of this document, have been delivered to the Registrar of Companies in Ireland for registration in compliance with section 47 of the Companies Act 1963 of Ireland, as required by the 1992 Regulations. A copy of this document, which comprises a prospectus prepared in accordance with the Listing Rules of the UK Listing Authority under section 79 of FSMA, has been delivered for registration to the Registrar of Companies in England and Wales as required by sections 83 and 86 of FSMA.

        Davy, which is regulated in Ireland by the Irish Financial Services Regulatory Authority, is acting for Waterford Wedgwood and Waterford Wedgwood UK and no one else in connection with the matters described in this document and will not be responsible to anyone other than Waterford Wedgwood and Waterford Wedgwood UK for providing the protections afforded to its customers or for providing advice in relation to the contents of this document or any matter referred to in this document.

        Application has been made to the Irish Stock Exchange and to the UK Listing Authority for the Rights Issue Units to be admitted to the Official List of the Irish Stock Exchange and the Official List of the UK Listing Authority and application has been made to the Irish Stock Exchange and the London Stock Exchange for admission of the Rights Issue Units to trading on their respective main markets for listed securities. It is expected that admission of the Rights Issue Units to the Official Lists will become effective and that dealings therein will commence, nil paid, on 16 December, 2004.

(Incorporated and registered in Ireland under the Companies Acts 1908 to 1924 with registered number 11861)

5 for 3 Rights Issue of 1,661,645,381 Rights Issue Units
at €0.06 per Rights Issue Unit

underwritten by

Birchfield Holdings Limited and Davy

Proposed Acquisition of Royal Doulton plc

and

Notice of Extraordinary General Meeting

        Notice of an Extraordinary General Meeting of Waterford Wedgwood to be held at The Shelbourne Hotel, 27 St. Stephen's Green, Dublin 2, Ireland at 10.00 a.m. on 10 January, 2005 is set out at the end of this document. A Form of Proxy for use at the Extraordinary General Meeting is enclosed with this document. Forms of Proxy, completed and signed in accordance with the instructions printed thereon, should be returned as soon as possible but in any event so as to be received by the Company's Registrars at Capita Corporate Registrars Plc, P.O. Box 7117, Dublin 2, Ireland (if delivered by post) or Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered during normal business hours only by hand), no later than 10.00 a.m. on 8 January, 2005. Completion and return of a Form of Proxy does not preclude Shareholders from attending and voting at the EGM should they so wish.

        The latest time and date for acceptance and payment in full in respect of your entitlement under the Rights Issue is 11.00 a.m. on 7 January, 2005. The procedure for acceptance and payment is set out in Part 2 of this document and is also set out in the Provisional Allotment Letters, which are being despatched with this document to Qualifying Non-CREST Stockholders.

        The Rights Issue Units and the Provisional Allotment Letters have not been, and will not be, registered under the securities laws of Canada, Australia or Japan or any other territory or jurisdiction where the posting of Listing Particulars and/or Provisional Allotment Letters would constitute a breach of local law or regulation and may not be, directly or indirectly, offered or sold, taken up, renounced or delivered, in or into Canada, Australia or Japan or to or by any resident of such countries. Stockholders and any persons (including, without limitation, nominees, custodians and trustees) who have a contractual or legal obligation to forward this document or a Provisional Allotment Letter to a jurisdiction outside of Ireland or the United Kingdom should read the paragraph entitled "Overseas Stockholders" in Part 2 of this document.

        Neither the Rights Issue Units nor the Provisional Allotment Letters referred to in this document, have been, or will be, registered under the US Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws, and neither the Rights Issue Units nor the Provisional Allotment Letters may be offered or sold within the United States or to, or for the account or benefit of, US persons (as defined in Regulation S under the Securities Act ("Regulation S")) unless an exemption from the registration requirements of the Securities Act is available. Accordingly, the Company and Waterford Wedgwood UK are not extending the Rights Issue into the United States unless an exemption from registration is available. For a description of restrictions on transfers and resales, see the section entitled "Transfer Restrictions" in Part 2 of this document. The Rights Issue Units which are not taken up in the Rights Issue may be offered and sold by or on behalf of the Underwriters only outside the United States in offshore transactions only in accordance with Regulation S.

        Neither the US Securities and Exchange Commission nor any state securities commission in the United States has approved or disapproved the Rights Issue Units or determined if this document is truthful or complete. Any representation to the contrary is a criminal offence.

        In addition to this document, Qualifying Non-CREST Stockholders are being sent a Provisional Allotment Letter. Qualifying CREST Stockholders (none of whom will receive a Provisional Allotment Letter) will receive a credit to their appropriate stock accounts in CREST in respect of the Nil Paid Rights to which they are entitled on 16 December, 2004. The Nil Paid Rights so credited are expected to be enabled for settlement by CRESTCo as soon as practicable after Admission. Qualifying Non-CREST Stockholders with a registered address in the UK are entitled to make payment for subscription for the Rights Issue Units in sterling. The sterling price per Rights Issue Unit is Stg4.2p. Such Stockholders should refer to section 2(A) of Part 2 of this document for details of the payment methods available. All other Qualifying Stockholders must, if they wish to subscribe for their entitlements under the Rights Issue, make payment in euro at the price per Rights Issue Unit of €0.06.

        Both Qualifying CREST Stockholders and Qualifying Non-CREST Stockholders should refer to this document for, inter alia, details of the action they should each take in respect of the Rights Issue.

        Qualifying CREST Stockholders who are CREST personal members should refer to their CREST sponsors regarding the action to be taken in respect of the Rights Issue.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and Date
Record Date for the Rights Issue	6.00 p.m. on 10 December, 2004
First Extraordinary General Meeting	10.00 a.m. on 14 December, 2004
Despatch of this document and the Provisional Allotment Letter (to Qualifying Non-CREST Stockholders only)	15 December, 2004
Ex-Rights date (i.e. being the date from which the Existing Stock Units will trade excluding the entitlement to participate in the Rights Issue)	8.00 a.m. on 16 December, 2004
Dealings in the Rights Issue Units commence, nil paid	8.00 a.m. on 16 December, 2004
Nil Paid Rights and Fully Paid Rights enabled in CREST	8.00 a.m. on 16 December, 2004	*
Stock accounts in CREST credited with Nil Paid Rights	16 December, 2004
Recommended latest time for requesting withdrawal of Nil Paid Rights from CREST (i.e. if your Nil Paid Rights are in CREST and you wish to convert them to certificated form)	4.30 p.m. on 31 December, 2004
Latest time for depositing renounced Provisional Allotment Letters, nil paid, in CREST or for dematerialising Nil Paid Rights into a CREST stock account	3.00 p.m. on 4 January, 2005
Latest time and date for splitting Provisional Allotment Letters, nil paid	3.00 p.m. on 5 January, 2005
Latest time and date for acceptance and payment in full	11.00 a.m. on 7 January, 2005
Latest time and date for receipt of Forms of Proxy in connection with Second Extraordinary General Meeting	10.00 a.m. on 8 January, 2005
Second Extraordinary General Meeting	10.00 a.m. on 10 January, 2005
Recommended latest time for requesting withdrawal of Fully Paid Rights from CREST	4.30 p.m. on 24 January, 2005
Latest time for depositing renounced Provisional Allotment Letters, fully paid, in CREST or for dematerialising Fully Paid Rights into a CREST stock account	3.00 p.m. on 25 January, 2005
Latest time and date for splitting, fully paid	3.00 p.m. on 26 January, 2005
Latest time and date for registration of renunciation, fully paid	11.00 a.m. on 28 January, 2005
Expected date for crediting Rights Issue Units to CREST stock accounts	31 January, 2005
Expected date of despatch of definitive stock certificates in respect of Rights Issue Units	on or before 7 February, 2005
*
or as soon as practicable after Admission

Notes:

(1)
All references to time in this document are to time in Dublin and London.

(2)
The dates set out in the "Expected Timetable of Principal Events" above and mentioned throughout this document and in the Provisional Allotment Letter may be adjusted by Waterford Wedgwood, in which event details of new dates will be notified, via a Regulatory Information Service, to the Irish Stock Exchange, the UK Listing Authority and the London Stock Exchange and, where appropriate, to Qualifying Stockholders.

(3)
If you have any questions on the procedure for acceptance and payment, you should contact Capita Corporate Registrars Plc, Tel +353 (0)1 810 2450 in Dublin during normal business hours on any Business Day. Please note that Capita Corporate Registrars Plc cannot provide financial advice on the merits of the Rights Issue or as to whether or not you should take up your entitlement. For financial advice, including taxation advice, you should consult your own financial adviser.

RIGHTS ISSUE STATISTICS

Market price of an Existing Stock Unit prior to announcement of Rights Issue(1)	€0.13
Market price of an Existing Stock Unit prior to publication of this document(2)	€0.09
Issue Price of a Rights Issue Unit(3)	€0.06
Number of Rights Issue Units being issued pursuant to the Rights Issue	1,661,645,381
Number of Stock Units in issue following the Rights Issue	2,658,632,610
Net proceeds (after estimated expenses) of the Rights Issue	approximately €95.2 million

Notes:

(1)
The last dealt closing market price of an Existing Stock Unit on the Irish Stock Exchange on 20 October, 2004 according to the Daily Official List of the Irish Stock Exchange;

(2)
The last dealt closing market price of an Existing Stock Unit on the Irish Stock Exchange on 10 December, 2004 (being the latest practicable date prior to the publication of this document) according to the Daily Official List of the Irish Stock Exchange;

(3)
Qualifying Non-CREST Stockholders with a registered address in the UK may elect to subscribe for their entitlements under the Rights Issue in either sterling or euro. The sterling price per Rights Issue Unit is Stg4.2p.

CAUTIONARY NOTE REGARDING
FORWARD LOOKING STATEMENTS

        This document includes forward-looking statements within the meaning of the US federal securities laws. These forward looking statements include, but are not limited to, all statements other than statements of historical fact contained in this document, including, without limitation, those regarding the Enlarged Group's future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the market in which the Enlarged Group participates or is seeking to participate. In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "plan", "potential", "predict", "project", "should", or "will" or the negative of such terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Enlarged Group's present and future business strategies and the environment in which it will operate in the future. Important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

  •
  acts of terrorism;

  •
  general economic conditions;

  •
  the Group's and/or Enlarged Group's ability to compete effectively in a highly competitive environment;

  •
  material exchange rate fluctuations;

  •
  the Group's and/or Enlarged Group's ability to predict future consumer tastes and fashion and regularly introduce and market innovative products;

  •
  the Group's and/or Enlarged Group's ability to manage costs;

  •
  the Group's and/or Enlarged Group's ability to implement its business strategy successfully;

  •
  regulatory developments with respect to tariffs, international trade or otherwise;

  •
  the Group's and/or Enlarged Group's ability to fund future capital needs through borrowings or otherwise;

  •
  material fluctuation in the cost of certain of the Group's and/or Enlarged Group's raw materials;

  •
  the Group's and/or Enlarged Group's ability to service its existing and future indebtedness;

  •
  the Group's and/or Enlarged Group's ability to compete effectively in a highly competitive environment; and

  •
  the Group's ability to integrate Royal Doulton and the Enlarged Group's ability to deliver targeted synergies from the Acquisition.

        Although the Directors believe that the expectations reflected in the forward-looking statements are reasonable, they cannot guarantee the Group's or the Enlarged Group's future results, levels of activity, performance or achievements. These forward-looking statements do not seek to qualify the statements as to sufficiency of working capital set out in section 9 of Part 6 of this document. These forward-looking statements speak only as of the date of this document and no obligation is undertaken, save as required by law or by the Listing Rules, to update forward-looking statements to reflect new information, future events or any other matter.

EXPLANATORY NOTE ON THE RIGHTS ISSUE

        A rights issue is a method for a company to raise money by offering its existing shareholders the right to subscribe at a fixed price for new securities in the company in a fixed proportion to their existing holding of securities.

        The Rights Issue gives Qualifying Stockholders, being holders of Stock Units at 6.00 p.m. on 10 December, 2004 other than certain Overseas Stockholders, the right to subscribe for 5 Rights Issue Units for every 3 Existing Stock Units held by them on that date, and so in proportion for any other number of Existing Stock Units then held.

        The price at which securities are offered in a rights issue is fixed by the company and is normally at a level which is below the prevailing market price. Waterford Wedgwood has set the price of the Rights Issue at €0.06 per Rights Issue Unit. Relative to the closing market price of each Existing Stock Unit on the Irish Stock Exchange on 20 October, 2004 (being the date prior to the announcement of the Rights Issue) of €0.13, the Rights Issue Price represents a discount of approximately 53.8%. Relative to the last dealt closing market price of each Existing Stock Unit on the Irish Stock Exchange on 10 December, 2004 (being the latest practicable date prior to the publication of this document) of €0.09, the Rights Issue Price represents a discount of approximately 33.3%.

        Qualifying Stockholders should consider the risks involved before participating and, if in any doubt as to what action to take, should consult their financial adviser.

HOW TO PARTICIPATE IN THE RIGHTS ISSUE

(a)   Qualifying Non-CREST Stockholders

        With this document, Qualifying Non-CREST Stockholders will have received a Provisional Allotment Letter. This shows:

In Box 1:	the number of Existing Stock Units registered in your name at 6.00 p.m. on 10 December, 2004;
In Box 2:	the number of Rights Issue Units for which you are entitled to subscribe;
In Box 3:	the price at which the Rights Issue Units are being offered; and
In Box 4:	the amount you need to pay if you wish to take up your Rights in full.

        Qualifying Non-CREST Stockholders with a registered address in the UK will have received a PAL showing in Box 3 thereof both a euro and sterling price at which the Rights Issue Units are being offered, and showing in Box 4 thereof both a euro and sterling amount payable to take up their Rights in full. Such Qualifying Non-CREST Stockholders, if they wish to subscribe for their entitlements under the Rights Issue, may elect to make payment in euro or in sterling. The election facility is personal to the original allottee and is non-transferable.

        If you wish to take up your Rights in full, you will need to send the completed PAL together with the required payment shown in Box 4 to Capita Corporate Registrars Plc at one of the addresses shown on the PAL to arrive no later than 11.00 a.m. on 7 January, 2005. A reply paid envelope is enclosed for your convenience.

        If you want to take up some, but not all, of your Rights, you should follow the procedure which governs the splitting of PALs, details of which are given in this document and in the PAL, and you should send the PAL, together with your payment for the amount you want to subscribe, to Capita Corporate Registrars Plc at one of the addresses shown on the PAL.

        If you do not wish to take up your Rights, you will not need to take any action. If you do not return your PAL by 11.00 a.m. on 7 January, 2005, the Company has made arrangements under which its broker, Davy, may try on your behalf to find other investors to take up your Rights, so long as it can achieve a price equal to or at a premium over the Rights Issue Price and other related expenses. If Davy succeeds in finding such investors for your Rights and achieving a price in excess of the sum of the Rights Issue Price and the expenses of procuring subscribers (including applicable commissions and any VAT thereon), you will then be sent a cheque for the net proceeds (save in respect of net proceeds amounting to €3.80 or less which will, as permitted by the Listing Rules, be retained for the benefit of the Company). It is expected that cheques in respect of any such net proceeds (in euro or, in the case of Qualifying Non-CREST Stockholders with a registered address in the UK, in sterling) will be despatched on or before 21 January, 2005.

        If you wish to sell your Rights, you should follow the instructions set out in this document and in the PAL.

        Stockholders should read the entire document and should not place reliance on this summary alone. Further details about participating in the Rights Issue, including the ability to trade the Rights, are set out more fully in Part 2 of this document.

(b)   Qualifying CREST Stockholders

        If you hold your Stock Units in CREST and qualify for the Rights Issue you will not have received a PAL with this document but your CREST stock account will be credited with your entitlement to Nil Paid Rights on 16 December, 2004.

        Your attention is also drawn to section 2(B) of Part 2 of this document which sets out details of the action to be taken by Qualifying CREST Stockholders.

DIRECTORS, SECRETARY AND ADVISERS

Board of Directors:	Sir Anthony O'Reilly* (Chairman)
PJ Goulandris* (Bahamas) (Deputy Chairman)
PR O'Donoghue (Group Chief Executive Officer)
PM D'Alton (Chief Financial Officer)
PB Cameron (USA) (Chief Operating Officer)
GP Dempsey*
J Foley
	OC Küsel (German)	KC McGoran* S Michaels* (USA) PJ Molloy* Lady O'Reilly* (Greek) T O'Reilly, Jnr DW Sculley* (USA) Lord Wedgwood (British) Dr. FA Wedgwood* (British)
*denotes non-executive
all of 1–2 Upper Hatch Street, Dublin 2, Ireland.
Company Secretary and Registered Office:	Patrick Dowling, Kilbarry, Waterford, Ireland.
Board of Directors of Waterford Wedgwood UK:	PJ Goulandris* (Chairman) PR O'Donoghue Dr. FA Wedgwood* PM D'Alton	A Elsby-Smith Lady O'Reilly* Lord Wedgwood
*denotes non-executive
Company Secretary and Registered Office of Waterford Wedgwood UK:	Patrick Dowling, Barlaston, Stoke-on-Trent, Staffordshire ST12 9ES, United Kingdom.
Financial Adviser to Waterford Wedgwood:	Davy Corporate Finance Limited, Davy House, 49 Dawson Street, Dublin 2, Ireland.
Sponsors and Stockbrokers to Waterford Wedgwood:	Davy, Davy House, 49 Dawson Street, Dublin 2, Ireland.
Reporting Accountants and Auditors to Waterford Wedgwood:	PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, George's Quay, Dublin 2, Ireland.
Auditors to Royal Doulton:	KPMG Audit Plc, St. James's Square, Manchester M2 6DS, United Kingdom.
Solicitors to Waterford Wedgwood:	As to Irish Law: William Fry, Fitzwilton House, Wilton Place, Dublin 2, Ireland.	As to English Law: Clifford Chance Limited Liability Partnership, 10 Upper Bank Street, Canary Wharf, London E14 5JJ, United Kingdom.

Underwriters:	As to 70% of the Rights Issue: Birchfield Holdings Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.	As to 30% of the Rights Issue: Davy, Davy House, 49 Dawson Street, Dublin 2, Ireland.
Solicitors to the Underwriters:	To Birchfield: Barry Michael Cass Esq, 29 Broadway, Suite 1603, New York, NY1006-3196, USA.	To Davy: McCann FitzGerald, 2 Harbourmaster Place, IFSC, Dublin 1, Ireland.
	To Sir Anthony O'Reilly: Matheson Ormsby Prentice, 30 Herbert Street, Dublin 2, Ireland.	To Mr Peter John Goulandris: (As to English law) Slaughter and May, One Bunhill Row, London EC1Y 8YY, United Kingdom.
Registrars, Receiving Agent and Paying Agents:	Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland.

PART 1 – LETTER FROM THE CHAIRMAN OF
WATERFORD WEDGWOOD

(Incorporated and registered in Ireland under the Companies Acts 1908 to 1924 with registered number 11861)

        Directors: Registered Office:
Sir Anthony O'Reilly* (Chairman) Kilbarry,
PJ Goulandris* (Bahamas) (Deputy Chairman) Waterford,
PR O'Donoghue (Chief Executive Officer) Ireland.
PM D'Alton (Chief Financial Officer)
PB Cameron (USA) (Chief Operating Officer)
GP Dempsey*
J Foley
OC Küsel (German)
KC McGoran*
S Michaels* (USA)
PJ Molloy*
Lady O'Reilly* (Greek)
T O'Reilly, Jnr
DW Sculley* (USA)
Lord Wedgwood (British)
Dr. FA Wedgwood* (British)

* denotes non-executive 15 December, 2004

To Stockholders and, for information only, to Option Holders,

Dear Stockholder,

5 for 3 Rights Issue of 1,661,645,381 Rights Issue Units at €0.06 per Rights Issue Unit
underwritten by
 Birchfield Holdings Limited and Davy
Proposed Acquisition of Royal Doulton plc
and
 Notice of Extraordinary General Meeting

(1)   INTRODUCTION

        On 21 October, 2004 the boards of Waterford Wedgwood and Royal Doulton announced that they were in advanced negotiations regarding a possible cash offer for the issued share capital of Royal Doulton not already owned by Waterford Wedgwood (being 78.84% of Royal Doulton's existing issued share capital). On 21 October, 2004 Waterford Wedgwood also announced a proposed underwritten Rights Issue of 1,661,645,381 Rights Issue Units at a price of €0.06 per Rights Issue Unit to raise gross proceeds of approximately €100 million, part of the net proceeds of which are intended to be used to finance the acquisition of Royal Doulton. It was subsequently announced on 15 December, 2004 that the boards of Waterford Wedgwood and Royal Doulton had agreed the terms of a recommended offer to be made by or on behalf of Waterford Wedgwood UK to acquire all of the issued and to be issued share capital of Royal Doulton not already owned by Waterford Wedgwood. The value of the Offer, at a price of Stg12p per Royal Doulton Ordinary Share, is Stg£31.4 million (approximately €45.4 million) (approximately Stg£32.4 million (approximately €46.9 million) on a fully diluted basis to include the exercise of outstanding Royal Doulton Options). The announcement of a firm intention to make such an offer satisfied one of the conditions of the Rights Issue. The approval of the Waiver Resolution and the Share Capital Resolutions at the First EGM on 14 December, 2004, satisfied two other conditions necessary to the posting of this document. The unaudited interim results of Waterford Wedgwood for the six months ended 30 September, 2004 were released on 19 November, 2004 and are reproduced in Part 4 of this document.

        In accordance with the Listing Rules, due to its size, the Acquisition is conditional upon the approval of Shareholders. The purpose of this document is to provide Stockholders with information on the Rights Issue and how to participate in it and with information on the Acquisition, to convene an Extraordinary General Meeting for the purpose of seeking Shareholder approval of the Acquisition Resolution, and to provide details of the reasons why the Board recommends that Shareholders vote in favour of that resolution. The Offer is conditional, inter alia, on approval of the Acquisition Resolution and on Admission. The Rights Issue is not, however, conditional upon the completion of the Acquisition.

(2)   BACKGROUND TO AND REASONS FOR THE ACQUISITION AND STRATEGY FOR THE
ENLARGED GROUP

        Over the past three years, Waterford Wedgwood has undertaken a number of initiatives comprising modernisation, restructuring and outsourcing programmes, in an effort to lower operating costs, improve factory efficiency and reduce under-utilised production capacity. In tandem, Waterford Wedgwood has remained committed to a strategy of maintaining its strong market position by continuing to introduce high quality products with innovative designs, by leveraging its multi-channel distribution network and by investing in marketing and advertising activities.

        The key objectives of this strategy have been an improvement in margins, notwithstanding the prevalent difficult sales environment, and a reduction in indebtedness. The application of the net proceeds arising from the sale of All-Clad earlier this year effected a 62.11% reduction in then existing senior debt (based on indebtedness as at 31 March, 2004). The Directors believe that the progress of the restructuring programme being implemented by Waterford Wedgwood, and the Group's recent arrangement of a refinancing of its senior debt (as further detailed in section (7) below), have now positioned Waterford Wedgwood to consider an external opportunity, such as the Acquisition, which should contribute to the Group's strategic objectives.

        The Directors believe that, for the following reasons, the logic for a combination of Royal Doulton and Waterford Wedgwood is compelling. First, and as further detailed under section (4) below, the intended closure by Royal Doulton of its UK Nile Street factory at Stoke-on-Trent and the transfer of production of the Royal Doulton and Minton brands to Waterford Wedgwood's state-of-the-art Barlaston facility would result in lower incremental costs relative to the Nile Street costs, whilst also maximising production capacity at Barlaston. It is also intended to implement a programme of rationalisation of retail operations, integration of administration functions, both globally and at head office levels, and combination of Royal Doulton and Wedgwood purchasing and sourcing activities in order to yield further cost savings for the Enlarged Group.

        Specific management changes proposed following the Acquisition would involve David Sculley, former Vice-President of H.J. Heinz Company and current non-executive director of the Company, becoming chairman of the combined Wedgwood and Royal Doulton businesses. Mr Sculley would assume responsibility for overseeing the integration. Mr Sculley's appointment, together with that of Wayne Nutbeen, Royal Doulton chief executive and Geoffrey Martin, Royal Doulton finance director, to the enlarged Wedgwood/Royal Doulton division would, with the existing Waterford Wedgwood team, create a management team with considerable ceramics and restructuring experience and expertise. These appointments would not affect the composition of the boards of Waterford Wedgwood or Waterford Wedgwood UK.

        Finally, the degree to which the Royal Doulton brands complement those of Waterford Wedgwood is important. Royal Doulton's brand recognition in the UK is very good (as confirmed by independent market research). The Enlarged Group would therefore benefit from a portfolio of strong brands. The combination of the sale and distribution of the Royal Doulton brands with those in the Waterford Wedgwood portfolio should yield further economies.

(3)   PRINCIPAL TERMS AND CONDITIONS OF THE ACQUISITION

        Against this background, Waterford Wedgwood UK has conditionally agreed to offer to acquire the issued and to be issued share capital of Royal Doulton not already owned by it. The Offer, to be satisfied entirely in cash, will value each Royal Doulton Share at Stg12p and will value the issued share capital which is the subject of the Offer (being 78.84% of the issued share capital of Royal Doulton) at approximately Stg£31.4 million (approximately €45.4 million) (approximately Stg£32.4 million (approximately €46.9 million) on a fully diluted basis to include the exercise of all outstanding Royal Doulton Options).

        The Offer will extend to any Royal Doulton Shares which are unconditionally allotted or issued pursuant to the exercise of Royal Doulton Options on or prior to the date on which the Offer closes (or such earlier date as Waterford Wedgwood UK may, subject to the City Code, decide). The Offer Price represents a premium of 43% to the closing dealt price on the London Stock Exchange of Stg8.37p per Royal Doulton Share on 20 October, 2004 (being the last Business Day prior to the initial announcement in relation to a possible offer). As of 10 December, 2004 (being the latest practicable date prior to the publication of this document), Waterford Wedgwood UK had received irrevocable undertakings to accept (or procure acceptances of) the Offer from the Royal Doulton Directors (being, in respect of 7,214,235 Royal Doulton Shares, 5,000,000 Royal Doulton Options and 4,900,000 Royal Doulton Shares held on behalf of the Royal Doulton long term incentive plan).

        The Offer will be conditional, inter alia, upon:

  (i)
  the receipt by Waterford Wedgwood UK of valid acceptances, by not later than the First Closing Date (or such later time(s) and/or date(s) as Waterford Wedgwood UK may, subject to the City Code or with the consent of the UK Takeover Panel, decide in respect of not less than 90% in nominal value (or such lower percentage as Waterford Wedgwood UK may decide) of the Royal Doulton Shares the subject of the Offer, provided that this condition will not be satisfied unless Waterford Wedgwood UK (together with its wholly owned subsidiaries or parent) shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Royal Doulton Shares carrying in aggregate more than 50% of the voting rights normally exercisable at a general meeting of Royal Doulton;

  (ii)
  the passing at an extraordinary general meeting of Waterford Wedgwood (or at any adjournment thereof) of all resolutions which are necessary to approve the Acquisition in accordance with the Listing Rules and otherwise to fund, effect and implement the Offer and the acquisition of any shares in Royal Doulton. The approval of the Acquisition Resolution at the Second EGM would satisfy this condition;

  (iii)
  appropriate clearances having been received in connection with the Acquisition by Waterford Wedgwood UK from all relevant governmental, regulatory or administrative authorities. Confirmation has been received from the Office of Fair Trading in the United Kingdom on 22 November, 2004 to the effect that it had decided that a relevant merger situation, under the provisions of the Enterprise Act, would not be created by the Acquisition. In addition on 9 December, 2004, the German Federal Cartel Office granted clearance in relation to the Acquisition;

  (iv)
  Admission; and

  (v)
  certain other matters, being customary conditions for an offer of this nature.

Shareholding of Waterford Wedgwood and of certain Directors in Royal Doulton

        Waterford Wedgwood holds 70,339,352 Royal Doulton Shares, representing approximately 21.16% of the issued share capital of Royal Doulton.

        Sir Anthony O'Reilly controls, through Indexia Holdings Limited (a company of which he controls 100%), 9,500,000 Royal Doulton Shares, representing approximately 2.86% of the issued share capital of Royal Doulton. Mr Peter John Goulandris controls, through Cantique Holdings Limited (a company of which he controls 100%), 3,750,000 Royal Doulton Shares, representing approximately 1.13% of the issued share capital of Royal Doulton. The Offer will be extended to these respective interests of Sir Anthony O'Reilly and Mr Peter John Goulandris in Royal Doulton. Due to their membership of the Board, any transactions outside the ordinary course of business between any member of the Waterford Wedgwood Group and either of Sir Anthony O'Reilly or Mr Peter John Goulandris or their associates, such as the acquisition of the shares held by Indexia Holdings Limited and Cantique Holdings Limited (which are associates of Sir Anthony O'Reilly and Mr Peter John Goulandris respectively, within the meaning of Chapter 11 of the Listing Rules) in Royal Doulton, would, subject to certain exemptions, be classified as related party transactions under the Listing Rules and, accordingly, would require independent shareholder approval.

        In this case, the relative size of the proposed transactions between Waterford Wedgwood UK and Indexia Holdings Limited and Cantique Holdings Limited (being the purchase of their shares in Royal Doulton) is not sufficient to require independent shareholder approval under Chapter 11 of the Listing Rules. Waterford Wedgwood has fulfilled its obligations under the Listing Rules in respect of these transactions by the disclosure of the details of the proposed transactions to the Irish Stock Exchange and the UK Listing Authority, the provision of written confirmation from an independent adviser (Davy Corporate Finance Limited) that the terms of the transactions are fair and reasonable so far as the Shareholders of the Company are concerned, and the provision of an undertaking to disclose relevant details of the transactions in the next published annual accounts (being the annual report and accounts in respect of the fiscal year ending 31 March, 2005).

(4)   INFORMATION ON THE ROYAL DOULTON GROUP

        Royal Doulton is engaged in the manufacture, distribution and sale of classic and contemporary quality ceramic and glassware products to the giftware, collectable and tabletop markets. Royal Doulton, which has its origins in 1815, became a listed company in 1993 following its demerger from Pearson plc. In the year ended 31 December, 2003, Royal Doulton employed approximately 3,670 staff (54% in production, 35% in sales and marketing (including retail outlets), 8% in distribution and the balance in administration), a reduction from approximately 4,500 from the prior year and a 41% reduction over the preceding three years. Approximately 36% of full time equivalent employees were based in Indonesia as at 31 December, 2003.

        Royal Doulton's principal brands are Royal Doulton, Minton and Royal Albert. It has retail, concession and wholesale selling operations throughout the developed world, its primary markets being the UK, Canada, Australia, Japan and the United States, with distribution capabilities in each of these markets. By the end of 2002, Royal Doulton had transferred the production of its Royal Albert brand to Indonesia.

        The Royal Doulton Group has implemented a fundamental restructuring of its business over the last six years, including a significant rationalisation of production facilities, the closure or sale of approximately 40% of retail units, a rationalisation of wholesale accounts, a reduction in the number of manufactured products carried by the Royal Doulton Group, repositioning of the three remaining key global brands, and, more recently, a switch from in-house UK manufacturing to sourcing and manufacturing overseas.

        These initiatives have culminated, as evident from Royal Doulton's Interim Results (reproduced in Section B of Part 3 of this document), in a stabilisation of like-for-like sales after a long period of decline, a gradual improvement in gross margin, reduced operating expenses (down from Stg£32.5 million for the six months ended 30 June, 2003 to Stg£29.4 million for the six months ended 30 June, 2004), and prudent cash and working capital arrangements (loss from operations was more than offset by reduction in working capital and debt was contained to Stg£17.4 million at 30 June, 2004).

        With the announcement by Royal Doulton on 26 March, 2004 of the intended closure of its Nile Street factory, its last remaining UK factory, the strategic and industrial logic for a combination of Waterford Wedgwood and Royal Doulton became more pronounced, as more fully set out in section (2) above.

        In the year to 31 December, 2003, Royal Doulton reported a loss before tax and after exceptional items of Stg£5.0 million (2002: Stg£25.2 million) on turnover of Stg£116.5 million (2002: Stg£138.0 million). Net assets at 31 December, 2003 were Stg£28.9 million (2002: Stg£34.7 million). In the six months ended 30 June, 2004, Royal Doulton reported a loss before tax and after exceptional items of Stg£6.4 million (to 30 June, 2003: Stg£4.9 million) on turnover of Stg£49.1 million (to 30 June, 2003: Stg£58 million). Net assets at 30 June, 2004 were Stg£21.7 million (at 30 June, 2003: Stg£31.0 million).

        Historic financial information on the Royal Doulton Group is set out in sections (A) and (B) of Part 3 of this document, and Part 5 of this document contains a pro forma balance sheet illustrating the impact of the Acquisition on the unaudited consolidated balance sheet of Waterford Wedgwood as at 30 September, 2004 as if Royal Doulton had been acquired on that date and the Rights Issue had been completed. This includes an adjustment to the Waterford Wedgwood balance sheet of €35.3 million (Stg£24.4 million) to provide for the pension deficit in Royal Doulton (as at 31 December, 2003) less existing provisions in the Royal Doulton financial statements for this liability. This deficit was disclosed in the 2003 Royal Doulton annual report and accounts but was not fully provided for, as permitted by FRS 17 transitional arrangements. FRS 17 will apply in respect of Waterford Wedgwood's accounting period beginning 1 April, 2005.

        Stockholders are advised to read the whole of this document and not to rely on the summarised financial information above (which is extracted, for year end financial information, from the relevant Royal Doulton annual report and accounts, and for half year information, from the Royal Doulton Interim Results) only.

(5)   USE OF PROCEEDS

        The gross proceeds of the Rights Issue will be approximately €99.7 million, and the estimated expenses of the Rights Issue amount to approximately €4.5 million (of which €2.6 million comprises commission payable under the Underwriting Agreement based on the expected Rights Issue timetable detailed on page 3 of this document). Pending completion of the Acquisition, the net proceeds of the Rights Issue of €95.2 million will be kept on short term deposit. Following completion of the Acquisition, approximately €46.9 million (approximately Stg£32.4 million) will be paid to Royal Doulton Shareholders as consideration for the Acquisition (assuming all Royal Doulton Options are exercised and the resultant Royal Doulton Shares are acquired under the Offer) and approximately €4.5 million will be used to discharge the expenses of the Acquisition (primarily professional fees). Of the balance of the net proceeds of approximately €43.8 million, up to approximately €20 million will be allocated to restructuring costs following the Acquisition, being primarily in connection with the integration of Royal Doulton's distribution, administration and manufacturing into Wedgwood, and the balance will be used to cover indebtedness of Royal Doulton pending its refinancing following completion of the syndication process referred to under section (7) below. Upon such refinancing, released cash would be contributed to the working capital requirements of the Enlarged Group.

        In the event that the Acquisition does not proceed, approximately €3.0 million of the net proceeds of the Rights Issue will be used to discharge the expenses of the Acquisition, and the balance will be retained by the Waterford Wedgwood Group and will be used for general corporate and working capital purposes. It is anticipated that the subsequent application of these funds may, subject to satisfactory trading and compliance with covenants on senior financing facilities and agreement, where required, from relevant debt providers, include further debt reduction, a possible acceleration in the implementation of certain aspects of the Group's plan for growth, primarily an increase in marketing expenditure with the intention of increasing revenues, and a possible implementation of further restructuring plans at Wedgwood and Rosenthal.

(6)   CURRENT TRADING

Waterford Wedgwood Group

        Waterford Wedgwood published its interim results in respect of the six months ended 30 September, 2004 on 19 November, 2004 and those results are reproduced in Part 4 of this document. In the Interim Results, Waterford Wedgwood advised that current trading remained very challenging, with October sales showing a 10% reduction on the same period last year on a like-for-like basis (excluding All-Clad and currency movements), although then available indications on trading in November suggested some improvement. Since 19 November to date, available sales figures suggest that trading in November did in fact recover, on a like-for-like basis, to a level representing 103% of sales recorded in the same period last year. For the remainder of the current financial year (fiscal 2005), it is intended that Waterford Wedgwood will continue to implement its plan for growth, with an emphasis on increased cash generation. As previously advised, this will entail a possible continuation of short-time working in its manufacturing operations in order to reduce cash costs and lower inventory and the sale of excess and obsolete stock. Work on a number of marketing initiatives is also ongoing (Black by John Rocha was launched in October, 2004), although the sales growth impact of these initiatives is not expected to take effect until fiscal 2006 and beyond.

Royal Doulton Group

        In the Royal Doulton interim results for the six months ended 30 June, 2004 published on 17 September, 2004 the Chairman of Royal Doulton commented "The Board expects sales improvement in the second half, which is normally seasonally stronger than the first half in both sales and gross margin. Competitive pressures remain and the overall margin in the second half is unlikely to reach last year's 52%. The new retail concept store opened in Southport in April and will be followed by two more stores in Edinburgh and Manchester. The group's e-tailing site www.royaldoulton.com went live in the UK on 28th June and following encouraging initial sales, is expected to go live in North America shortly, and be rolled out to other territories thereafter.

        Industry overcapacity is unlikely to reduce quickly with attendant pressure on pricing and margins. The economic background of rising interest rates and low pay inflation, coupled with any reduction in consumer confidence will mean that only the most effective groups will be able to compete successfully for discretionary consumer spend. Royal Doulton expects to be in a strong competitive position by early 2005, and this, coupled with the well designed product ranges and the undoubted strength of the group's brands, augurs well for long term growth."

Enlarged Group's Prospects

        The Board of Waterford Wedgwood believes that the combination of Waterford Wedgwood and Royal Doulton will not only create a strong portfolio of international brands, and facilitate a consolidation of production, but will, with the transfer of Royal Doulton's UK production to Barlaston, and the combination of the Royal Doulton and Wedgwood brands, contribute to addressing the problems of overcapacity and low cost competition in the ceramics industry. Pending integration of Royal Doulton, the key priority for Waterford Wedgwood for the remainder of the current financial year will be to increase cash generation by taking the actions detailed under "Waterford Wedgwood Group" above. The timing within which the Royal Doulton acquisition can be completed and integrated within the Waterford Wedgwood Group will affect the time by which the benefits from the Acquisition should accrue to the Waterford Wedgwood Group. With a continued challenging trading environment and the likelihood that completion and integration of the Acquisition will not occur before the end of fiscal 2005, the Group's financial targets for the remainder of the current financial year remain formidable. The main impact of the Acquisition is expected to be reflected in fiscal 2006.

(7)   DEBT REFINANCING

        On 30 September, 2004 the Waterford Wedgwood Group entered into a facility agreement with certain financial institutions and Burdale Financial Limited, as agent for such institutions, and also on that date, drew down €138.9 million thereunder (out of a maximum then available for drawdown of €164.3 million, comprised of €140 million provided by Burdale Financial Limited, and US$30 million provided by way of a tranche B facility for that amount). All of the funds drawn down were used to repay the amounts then outstanding under the Group's senior facilities (€87.7 million of principal and interest under a revolving credit facility, €25.7 million of principal, interest, make-whole payments and fees under US dollar denominated secured senior notes and €25.0 million of principal and interest under facilities which had been made available to Rosenthal). Each of these facilities was then terminated.

        Burdale Financial Limited has now agreed to an increase in the maximum amount made available by it for drawdown by Waterford Wedgwood from €140 million to €155 million. This agreement has facilitated the making of the 2.5 Announcement today, which in turn has facilitated the posting of this document. Syndication in respect of these senior facilities is ongoing, and could lead, on completion, to an increase in the amount of these facilities to €210 million plus the US$30 million tranche B facility. The facilities comprise term loan and working capital facilities. The facilities are secured on the assets, property and receivables of the Waterford Wedgwood Group and the working capital facilities are available by reference to eligible receivables and inventory. Further terms of the facility agreement and related agreements are set out in sections 8(a)(iv) and 8(a)(v) of Part 6 of this document.

(8)   THE RIGHTS ISSUE

(a)   Background to and Reasons for the Rights Issue

  Admission (which is expected to be the final condition of the Underwriting Agreement to be satisfied) is a condition of the Offer, as some of the Rights Issue proceeds are required to satisfy the consideration and expenses of the Offer, and the primary rationale for the Rights Issue is therefore the Offer. Entering into the Underwriting Agreement on 21 October, 2004 facilitated the advancement of discussions between Waterford Wedgwood and Royal Doulton and the timing of those discussions was important in the context of the planned closure by Royal Doulton of its Nile Street factory. The size of the Rights Issue reflects not only the value and costs of the Offer, but also the Board's estimate of the restructuring costs associated with the integration of Royal Doulton in order to achieve anticipated benefits from the Acquisition, and the requirement to raise sufficient funds to cover Royal Doulton indebtedness pending its planned refinancing on completion of the syndication process referred to in section (7) above.

(b)   Terms of the Rights Issue

  Subject to the satisfaction of the conditions referred to below, a total of 1,661,645,381 Rights Issue Units are being offered at €0.06 per Rights Issue Unit, payable in full on acceptance, by way of Rights, to Qualifying Stockholders, on the following basis:

  5 Rights Issue Units for every 3 Existing Stock Units

  held by them on the Record Date, and so in proportion for any other number of Existing Stock Units then held and otherwise on the terms and conditions as set out in this document and, where applicable, the Provisional Allotment Letters.

  Holdings of Existing Stock Units in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. The entitlement of Qualifying Stockholders to Rights Issue Units under the Rights Issue has been rounded down. Fractional entitlements to Rights Issue Units have not been allotted to Qualifying Stockholders, but will be aggregated and sold in the market, nil paid, for the benefit of the Company.

  The Rights Issue Units will, from the date when they become fully paid, rank pari passu in all respects with the Existing Stock Units, including the right after such date to rank in full for all dividends and other distributions declared, made and paid after the date of the allotment of the Rights Issue Units (nil paid).

  The Rights Issue has been conditionally underwritten by Birchfield as to 70% and by Davy as to 30%.

  Further details of the Rights Issue, and the terms under which it is being made, including the procedure for acceptance and payment, are set out in Part 2 of this document.

  The conditions of the Rights Issue, some of which have already been satisfied, are detailed in section 1 of Part 2 of this document. The conditions which remain to be satisfied are:

  (i)
  the admission of all of the Rights Issue Units, nil paid, to the Official Lists and to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange becoming effective by not later than 8.00 a.m. on the first Business Day following the date of posting of the Listing Particulars and of the PALs. Admission is scheduled to occur at 8.00 a.m. on 16 December, 2004, being the start of business on the first Business Day following publication of this document; and

  (ii)
  the Underwriting Agreement (the principal terms of which are summarised in section 8(a)(ii) of Part 6 of this document) becoming unconditional in all respects.

  The latest date for fulfillment of these conditions is 15 January, 2005. Both of these conditions will be satisfied upon Admission, which is expected to occur at 8.00 a.m. on 16 December, 2004.

  Applications have been made for the Nil Paid Rights and Fully Paid Rights to be enabled for settlement and transfer within CREST. It is expected that the Nil Paid Rights and the Fully Paid Rights will be enabled for settlement and transfer within CREST at 8.00 a.m. on 16 December, 2004 or, if later, as soon as practicable on 16 December, 2004 after Admission.

  The latest time for acceptance and payment in full for the Rights Issue Units is 11.00 a.m. on 7 January, 2005.

(9)   PERSONS WITH REGISTERED ADDRESSES OUTSIDE IRELAND OR THE
UNITED KINGDOM

        Information for holders of Stock Units who have registered addresses outside Ireland or the United Kingdom, or who are citizens or residents of countries other than Ireland or the United Kingdom, appears in the section entitled "Overseas Stockholders" in section 7 of Part 2 of this document, which sets out restrictions applicable to such persons. This relates only to participation in the Rights Issue and does not impact on the ability to vote at the EGM.

(10) TAXATION

        Information regarding Irish and UK taxation with regard to the Rights Issue is set out in sections 5 and 6 respectively of Part 2 of this document. This is intended as a general guide only and not advice. If you are in any doubt as to your tax position, you should consult your financial adviser as soon as possible.

(11) ACTION TO BE TAKEN

(a)   In relation to the EGM

  An Extraordinary General Meeting will be held at The Shelbourne Hotel, 27 St. Stephen's Green, Dublin 2, Ireland at 10.00 a.m. on 10 January, 2005 at which Shareholders will be asked to consider and, if thought fit, approve the Proposed Acquisition. This approval will be sought by way of an ordinary resolution on which all Shareholders are entitled to vote.

  Voting in relation to the EGM is a matter for holders of Ordinary Shares. Accordingly, for the purposes of the EGM, this document refers to Shareholders and not Stockholders.

  A Form of Proxy for use by Shareholders at the EGM is enclosed. Whether or not Shareholders intend to be present at the meeting, they are requested to complete, sign and return the Form of Proxy to Capita Corporate Registrars Plc, P.O. Box 7117, Dublin 2, Ireland (if delivered by post) or Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered during normal business hours only by hand) as soon as possible but in any event so as to arrive not later than 48 hours before the time of the meeting.

  The completion and return of a Form of Proxy will not preclude Shareholders from attending and voting in person should they subsequently wish to do so.

(b)   In relation to the Rights Issue

  The action to be taken in respect of the Rights Issue depends on whether the Nil Paid Rights or Fully Paid Rights in respect of which action is to be taken are in certificated or uncertificated form:

  (i)
  if you hold your Existing Stock Units in certificated form and qualify for the Rights Issue, you will have received with this document a Provisional Allotment Letter showing the number of Rights Issue Units that you are entitled to subscribe for and containing full details regarding the procedure for acceptance and payment, renunciation, splitting and registration in respect of the Rights Issue Units. Sections 1 and 2(A) of Part 2 of this document contain further terms and conditions of, and procedures under, the Rights Issue. The latest time for the return of Provisional Allotment Letters and payment in full is 11.00 a.m. on 7 January, 2005.

  If your registered address is in the United Kingdom and you hold your Existing Stock Units in certificated form and qualify for the Rights Issue, the Provisional Allotment Letter which you have received with this document will show the cost of subscribing for your entitlement under the Rights Issue in both euro and sterling. You may elect to pay in either currency for the Rights Issue Units for which you are subscribing. The election facility is personal to the original allottee and is non-transferable; or

  (ii)
  if you hold your Existing Stock Units in CREST and qualify for the Rights Issue, you will not have received a Provisional Allotment Letter with this document but it is expected that your CREST stock account will be credited with your entitlement to Nil Paid Rights on 16 December, 2004. Sections 1 and 2(B) of Part 2 of this document contain further terms and conditions of, and procedures under, the Rights Issue. The latest time for payment in full is 11.00 a.m. on 7 January, 2005.

(12) FURTHER INFORMATION

        Your attention is drawn to the further information set out in Parts 2 to 6 of this document. Stockholders are advised to read the whole of this document and not to rely on the information in this Part 1 only.

(13) SIGNIFICANT STOCKHOLDER PARTICIPATION IN THE RIGHTS ISSUE

        Sir Anthony O'Reilly and Mr Peter John Goulandris share a common beneficial interest in, in aggregate, 198,261,492 Existing Stock Units, representing approximately 19.89% of the Existing Issued Share Capital. In addition, Sir Anthony O'Reilly and Mr Peter John Goulandris are each separately interested in 853,880 and 46,214,252 Stock Units respectively, representing approximately 0.09% and approximately 4.64% respectively of the Existing Issued Share Capital. Sir Anthony O'Reilly and Mr Peter John Goulandris are supporting the Rights Issue by way of an underwriting commitment (via Birchfield, of which they each own 50% of the issued share capital) in respect of 70% of the Rights Issue, and they intend to participate in the Rights Issue to the full extent of their aggregate entitlements associated with their common holding of Existing Stock Units referred to above and their respective individual holdings of Existing Stock Units referred to above (being 24.61% of the Rights Issue in total, at an investment cost of approximately €24.5 million).

        As detailed in section 7 of Part 6 of this document, Sir Anthony O'Reilly and Mr Peter John Goulandris have entered into a Relationship Agreement with the Company. Having regard to the fact that their interests in the Company may (depending on the outcome of the Rights Issue) equal or exceed 30% of the Enlarged Issued Share Capital (which would result in them being regarded as a "controlling shareholder" under the Listing Rules), the purpose of this agreement is to regulate their relationship, and that of their associates, with the Waterford Wedgwood Group, in order to ensure, inter alia, that the Company is capable of carrying on its business independently of them and that all transactions and relationships between the Group and either of them (or their associates) are, and will be, at arm's length and on a normal commercial basis.

(14) RECOMMENDATION

        The Directors believe that the Acquisition is in the best interests of the Company and its Shareholders as a whole. Accordingly, the Directors unanimously recommend Shareholders to vote in favour of the Acquisition Resolution, as they intend to do in respect of their own beneficial holdings, which amount in aggregate to 249,942,822 Existing Stock Units, representing approximately 25.07% of the Existing Issued Share Capital.

        Yours sincerely,
 SIR ANTHONY O'REILLY
Chairman

PART 2 – DETAILS OF THE RIGHTS ISSUE

(1)   TERMS OF THE RIGHTS ISSUE

        Subject to the satisfaction of the conditions set out below, Qualifying Stockholders will be offered, by way of Rights, Rights Issue Units at a price of €0.06 each, payable in full upon acceptance. The Rights Issue is being made on the following basis:

5 Rights Issue Units for every 3 Existing Stock Units

        held on the Record Date, and so in proportion for any other number of Existing Stock Units then held and otherwise on the terms and conditions as set out in this document (in the case of Qualifying CREST Stockholders) and in this document and in the Provisional Allotment Letter (in the case of Qualifying Non-CREST Stockholders).

        The latest time for acceptance and payment in full under the Rights Issue is 11.00 a.m. on 7 January, 2005.

        Holdings of Existing Stock Units in certificated form and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

        The entitlement of Qualifying Stockholders to Rights Issue Units under the Rights Issue has been rounded down. Fractional entitlements to Rights Issue Units have not been allotted to Qualifying Stockholders, but will be aggregated and sold in the market, nil paid, for the benefit of the Company.

        The Rights Issue Units will, from the date when they become fully paid, rank pari passu in all respects with the Existing Stock Units, including the right after such date to rank in full for all dividends and other distributions declared, made and paid after the date of allotment of the Rights Issue Units (nil paid).

        No temporary documents of title, other than the nil and fully paid Provisional Allotment Letters, will be issued to Qualifying Non-CREST Stockholders in respect of the Rights Issue. The Provisional Allotment Letters, if renounced by Qualifying Non-CREST Stockholders, will become negotiable bearer documents.

        The conditions of the Rights Issue (which are also conditions of the Underwriting Agreement) and the current status of each, are as follows:

  (a)
  the Irish Takeover Panel agreeing to waive the obligation of the Concert Party or any member of it to make a mandatory offer for all of the outstanding share capital of Waterford Wedgwood not owned by it, which obligation would otherwise arise if Birchfield is required to subscribe for such number of Rights Issue Units under the underwriting arrangements as will increase the Concert Party's percentage interest in the issued share capital of the Company to 30% or more. The Irish Takeover Panel has granted this Waiver;

  (b)
  Independent Shareholders approving the granting by the Irish Takeover Panel of the Waiver at an extraordinary general meeting. The approval by Independent Shareholders of the Waiver Resolution at the First EGM satisfied this condition;

  (c)
  Shareholders approving an increase in the share capital of the Company to enable the Rights Issue to proceed and authorising the Directors to allot and issue such shares. The approval by Shareholders of the Share Capital Resolutions at the First EGM satisfied this condition;

  (d)
  the Listing Particulars being stamped and approved by the Irish Stock Exchange and the UK Listing Authority. The publication of this document, which has been so stamped and approved, satisfies this condition;

  (e)
  the posting of the Listing Particulars and of the PALs by no later than 15 December, 2004 (or such other date as the Underwriters, the Sponsor and the Company may agree). The posting of this document and of the PALs today satisfies this condition;

  (f)
  the admission of all of the Rights Issue Units, nil paid, to the Official Lists and to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange becoming effective by not later than 8.00 a.m. on the first Business Day following the date of posting of the Listing Particulars and of the PALs. Admission is scheduled to occur at 8.00 a.m. on 16 December, 2004, being the start of business on the first Business Day following publication of this document;

  (g)
  an announcement being made by Waterford Wedgwood of a firm intention to make an offer for Royal Doulton by no later than 15 December, 2004 (or such other date as the Underwriters, the Sponsor and the Company may agree). The 2.5 Announcement issued by the Company on 15 December, 2004 satisfied this condition;

  (h)
  the Underwriting Agreement not having been terminated at any time prior to the making by the Company of the 2.5 Announcement. The Underwriting Agreement was not terminated prior to such announcement; and

  (i)
  the Underwriting Agreement becoming unconditional in all respects. This is expected to occur upon Admission.

        The Rights Issue has been conditionally underwritten by Birchfield as to 70% and by Davy as to 30%. A summary of the principal terms of the Underwriting Agreement is set out in the section entitled "Material Contracts" at section 8(a)(ii) of Part 6 of this document.

        The Existing Stock Units are listed on the Official List of the Irish Stock Exchange and on the Official List of the UK Listing Authority and are admitted to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange. Application has been made to the Irish Stock Exchange and to the UK Listing Authority for the Rights Issue Units to be admitted to the Official List of the Irish Stock Exchange and the Official List of the UK Listing Authority, and application has been made to the Irish Stock Exchange and the London Stock Exchange for the Rights Issue Units to be admitted to trading on their respective main markets for listed securities. Subject to such permission being granted and becoming effective, dealings in the Rights Issue Units, nil paid, will commence on 16 December, 2004. None of the Rights Issue Units has been or will be made available in whole or in part to the public in connection with such application, other than pursuant to the Rights Issue.

        The attention of Overseas Stockholders is drawn to section 7 of this Part 2.

        Application has been made for the Nil Paid Rights and Fully Paid Rights to be admitted to CREST. CRESTCo requires the Company to confirm to it that certain conditions (imposed by the CREST rules) are satisfied before CRESTCo will admit any security to CREST. It is expected that these conditions will be satisfied in respect of the Nil Paid Rights and the Fully Paid Rights as soon as admission of the Nil Paid Rights to the Official Lists has become effective, which is expected to be at 8.00 a.m. on 16 December, 2004. As soon as practicable after satisfaction of the conditions, the Company will confirm to CRESTCo that the relevant conditions have been satisfied and the Nil Paid Rights will then be enabled in CREST.

        The Existing Stock Units are already admitted to CREST. Accordingly, no further application for admission to CREST is required for the Rights Issue Units. All of the Rights Issue Units, when issued and fully paid, may be held and transferred by means of CREST.

        CREST personal members should refer to their CREST sponsors, as only their CREST sponsors will be able to take the necessary actions specified below to take up their entitlements or otherwise to deal with the Nil Paid Rights or Fully Paid Rights of CREST personal members.

(2)   ACTION TO BE TAKEN

(A)  Procedure for acceptance and payment for Rights represented by Provisional Allotment Letters

(a)   General

        Provisional Allotment Letters in respect of the Rights Issue Units have been despatched with this document to Qualifying Non-CREST Stockholders. The Provisional Allotment Letter contains details of the holding of Existing Stock Units registered in the name of the Qualifying Non-CREST Stockholder on the Record Date and on which their entitlement is based, and the number of Rights Issue Units provisionally allotted to them (for which they are entitled to subscribe). The Provisional Allotment Letter also contains full instructions regarding acceptance and payment, renunciation, splitting and registration in respect of the Rights Issue Units and the procedure to be followed if Qualifying Non-CREST Stockholders wish to dispose (whether before or after payment) of all or part of their entitlements.

        The allotment and delivery of Rights Issue Units is made upon and is subject to the terms and conditions set out in this document and in the Provisional Allotment Letter.

(b)   Procedure for Acceptance and Payment

        Qualifying Non-CREST Stockholders who wish to take up their entitlement in whole or in part will be required to send the Provisional Allotment Letter properly completed, together with a remittance for the full amount payable on acceptance, in accordance with the instructions printed thereon, to the Company's Receiving Agent, Capita Corporate Registrars Plc at PO Box 7117, Dublin 2, Ireland (if delivered by post) or at Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered during normal business hours only by hand), with payment to be made in accordance with the instructions set out below, so as to arrive by not later than 11.00 a.m. on 7 January, 2005.

        All documents or remittances sent by or to a Qualifying Stockholder, or as he may direct, will be sent through the post at his own risk. A reply-paid envelope accompanies the Provisional Allotment Letter for this purpose.

        For all Qualifying Non-CREST Stockholders with a registered address outside the UK, payments must be made in euro. Payments made in euro must be made by means of a cheque drawn on a licensed bank or building society or branch of a bank or building society in Ireland or a bankers' draft drawn on such a bank.

        All Qualifying Non-CREST Stockholders with a registered address in the UK may elect to make payment either in euro, such payment being drawn on a bank or building society in Ireland as described above, or in sterling. The sterling price per New Stock Unit is Stg4.2p. Payments made in sterling must be made by cheque or bankers' drafts drawn on a bank or building society or branch of a bank or building society in the UK or the Channel Islands which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or a member of either of the Committees of the Scottish or Belfast Clearing Houses or which has arranged for its cheques and bankers' drafts to be cleared through the facilities provided by any of those companies or committees and must bear the appropriate sort code in the top right hand corner.

        All cheques and bankers' drafts must be made payable to "Capita Corporate Registrars Plc—A/C WATERFORD WEDGWOOD PLC" and crossed "A/C Payee only".

        The Company reserves the right to instruct Capita Corporate Registrars Plc to seek special clearance of cheques or bankers' drafts to allow the Company to obtain value for remittances at the earliest opportunity. No interest will be paid on payments made before they are due and any interest earned on such payments will accrue for the benefit of the Company.

        The return of a Provisional Allotment Letter with the appropriate remittance will constitute a warranty that the remittance will be honoured on first presentation. It is a term of the Rights Issue that cheques or bankers' drafts shall be honoured on first presentation. If cheques or bankers' drafts are not honoured on first presentation, the provisional allotment may be deemed by the Company to have been declined and to have lapsed.

        If payment in full is not received by 11.00 a.m. on 7 January, 2005, whether from Qualifying Stockholders or from persons to whom they have renounced their rights, the provisional allotments in respect of which payment has not been received will be deemed to have been declined. The Company reserves the right, but shall not be obliged, to treat as valid (i) Provisional Allotment Letters and accompanying remittances which are received through the post later than 11.00 a.m. on 7 January, 2005 the cover bearing a legible postmark dated not later than 6 January, 2005 (provided such fact is notified to the Sponsor and the Underwriters by not later than 11.00 a.m. on 11 January, 2005); and (ii) applications in respect of which a remittance is received no later than 11.00 a.m. on 7 January, 2005 from an authorised person (being, in the case of Stockholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act 1995 or the Irish Stock Exchange Act 1995 and being, in the case of Stockholders in the United Kingdom, an adviser authorised pursuant to FSMA), identifying the Rights Issue Units concerned and undertaking to lodge the relevant Provisional Allotment Letter duly completed in due course.

        The Company also reserves the right (at its sole discretion) to treat a Provisional Allotment Letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions set out in this document or the Provisional Allotment Letter or if it is not accompanied by a valid power of attorney when required. References in this document to entitlements to Rights Issue Units having been taken up include Rights which Qualifying Non-CREST Stockholders shall be deemed to have validly taken up pursuant to any of the procedures described above. After the last time and date for registration of renunciation (fully paid) (which is expected to be 11.00 a.m. on 28 January, 2005), Provisional Allotment Letters will cease to be valid for any purposes other than certification.

        All enquiries in connection with the Provisional Allotment Letters should be addressed to Capita Corporate Registrars Plc, PO Box 7117, Dublin 2, Ireland (if by post) or Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if in person) (telephone number +353 (0) 1 810 2450) during normal business hours on any Business Day.

        Please note, however, that Capita Corporate Registrars Plc cannot provide financial advice on the merits of the Rights Issue or as to whether or not you should take up your entitlement. For financial advice, including taxation advice, you should consult your own financial adviser.

(c)   Criminal Justice Act 1994 of Ireland and the United Kingdom Money Laundering Regulations 2003

        It is a term of the Rights Issue that, to ensure compliance with Part IV of the Criminal Justice Act 1994 (as amended) of Ireland (the "1994 Act") and the United Kingdom's Money Laundering Regulations 2003 (the "Money Laundering Regulations"), Capita Corporate Registrars Plc may in its absolute discretion require verification of identity from a person lodging any Provisional Allotment Letter (the "applicant") including, without limitation, a person who either (i) tenders payment or a series of payments in Ireland which amounts to €13,000 (Stg£10,000) or more by way of a cheque or bankers' draft drawn on an account in the name of a person or persons other than the applicant or (ii) appears to Capita Corporate Registrars Plc to be acting on behalf of some other person. In the former case, verification of the identity of the applicant may be required. In the latter case, verification of the identity of the person on whose behalf the applicant appears to be acting may be required.

        Capita Corporate Registrars Plc shall be entitled to require, at its absolute discretion, verification of identity from any applicant. Submission of a Provisional Allotment Letter will constitute a warranty and a collateral undertaking by the applicant promptly to provide to Capita Corporate Registrars Plc such information as may be specified by Capita Corporate Registrars Plc as being required for the purpose of the 1994 Act or the Money Laundering Regulations.

        Pending the provision of evidence satisfactory to Capita Corporate Registrars Plc as to identity, Capita Corporate Registrars Plc may, at its absolute discretion, retain a Provisional Allotment Letter lodged by an applicant for Rights Issue Units and/or the cheque, bankers' draft or other remittance relating to it and/or refuse to enter the Rights Issue Units to which it relates on the register of members or issue any stock certificate in respect of them. If satisfactory evidence of identity has not been provided within a reasonable time, then the acceptance will not be valid but will be without prejudice to the right of the Company to take proceedings to recover any loss suffered by it as a result of the failure of the applicant to provide satisfactory evidence. In that case, the application monies (without interest) will be returned to the bank or building society account from which payment was made.

        Failure to provide the necessary evidence of identity may result in delays in the despatch of receipted fully paid Provisional Allotment Letters and definitive share certificates or in the relevant Rights Issue Units not being credited to stock accounts in CREST, or may result in acceptances lapsing or being terminated. If within a reasonable period following a request for verification of identity, and in any case by no later than 11.00 a.m. on 7 January, 2005, Capita Corporate Registrars Plc has not received satisfactory evidence of identity, the Company may, at its absolute discretion, elect to treat as invalid the relevant Provisional Allotment Letter, in which event, if such determination is made prior to 11.00 a.m. on 7 January, 2005, the relevant entitlement will be deemed to have been declined and the arrangements described in the section entitled "Procedure for Rights Not Taken Up" at section 3 of this Part 2 will apply, save that any proceeds from a sale of the relevant shares (net of expenses of sale) which shall be issued to and registered in the name of the purchaser(s) or an amount equivalent to the original payment by the applicant, whichever is lower, will be held by the Company for the applicant, subject to the requirements of the 1994 Act or, as the case may be, the Money Laundering Regulations. Alternatively, the Company may terminate the applicant's rights in respect of the relevant shares, in which event the relevant rights will lapse and the monies payable on acceptance of the Rights will be returned without interest to the account at the drawee bank from which such monies were originally debited. Such termination shall be without prejudice to the rights of the Company to take proceedings against the applicant to recover the amount by which the net proceeds of sale (if any) of the relevant shares fall short of the full amount payable on acceptance under the Rights Issue in respect thereof.

        Capita Corporate Registrars Plc shall be entitled, at its sole discretion, to determine whether the verification of identity requirements apply to any applicant and whether such requirements have been satisfied, and none of Capita Corporate Registrars Plc, the Company or Davy will be liable to any person for any loss suffered or incurred as a result of the exercise of such discretion.

        The following guidance is provided in order to reduce the likelihood of difficulties, delays and potential rejection of an application (but does not limit the right of Capita Corporate Registrars Plc to require verification of identity as stated above):

  (i)
  Applicants are urged if possible to make their own payment by their own cheque. If this is not practicable and an applicant uses a cheque drawn by a building society (not being drawn on an account in the name of the applicant) or other third party or bankers' draft, the applicant should:

  (aa)
  write his name and address on the back of the building society cheque, bankers draft or other third party cheque and, in the case of an individual, record his date of birth against his name;

  (bb)
  if a building society cheque or bankers draft is used, ask the building society or bank to print on the cheque or bankers' draft the full name and account number of the person whose building society or bank account is being debited or to write those details on the back of the cheque or bankers draft such endorsement being validated by a stamp and an authorised signature; and

  (cc)
  if sub-paragraph (bb) above does not apply, the applicant should enclose with his Provisional Allotment Letter evidence of his name and address from an appropriate third party; for example, a recent bill from a gas, electricity or telephone company or a bank statement, in each case bearing the applicant's name and address (originals of such documents (not copies) are required and will be returned in due course). Different forms of documentary evidence of identity and address should be submitted.

  (ii)
  If a Provisional Allotment Letter is delivered by hand, the applicant should ensure that he has with him evidence of identity bearing his photograph (for example, a valid full passport) and evidence of his address.

  (iii)
  If you are lodging a Provisional Allotment Letter as agent for one or more persons and you are not a UK or EU regulated person or institution, irrespective of the value of the Provisional Allotment Letter, Capita Corporate Registrars Plc is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf the Provisional Allotment Letter is being lodged. If the Provisional Allotment Letter is being lodged with payment by an agent which is an organisation required to comply with the EU Money Laundering Directive (91/308/EEC), or which is subject to anti-money laundering regulation in a country which is a member of the Financial Action Task Force (the non-EU members of which are Argentina, Australia, Brazil, Canada, Hong Kong, Iceland, Japan, Mexico, New Zealand, Norway, Singapore, Switzerland, Turkey and the United States), the agent should provide with the Provisional Allotment Letter written confirmation that it has that status and that it has obtained and recorded evidence of the identity of the person for whom it acts and that it will, on demand, make such evidence available to Capita Corporate Registrars Plc.

(d)   Dealings in Nil Paid Rights in Certificated Form

        Dealings on the Irish Stock Exchange and the London Stock Exchange in the Rights provisionally allotted are expected to commence, nil paid, at 8.00 a.m. on 16 December, 2004. A transfer of such Rights in nil paid certificated form, without payment of the price for the Rights Issue Units provisionally allotted, may, save as required by the laws of certain overseas jurisdictions, only be made by renunciation of the Provisional Allotment Letter (as described in the section entitled "Renunciation and Splitting of Provisional Allotment Letters" at sub-section (f) of this section 2(A) below) and delivery thereof to the transferee or, in the case of any person in whose favour the Rights have been renounced, by delivery of such letter to the transferee. Any transfer of Rights in certificated nil paid form by a Qualifying Non-CREST Stockholder with a registered address in the UK (being a Stockholder who has the option to make payment for Rights for which it is subscribing in either euro or in sterling) will not involve a transfer of the sterling payment facility. This sterling payment option may only be exercised by the Stockholder in whose name the PAL is issued.

        If Admission of the Rights Issue Units, nil paid, does not become effective by 8.00 a.m. on 16 December, 2004, or such later time and/or date as the Underwriters, the Sponsor and the Company may agree in writing (being not later than 15 January, 2005), the provisional allotment of the Rights Issue Units will be deemed to have been declined and any payments received will be returned without interest.

(e)   Dealings in Fully Paid Rights in Certificated Form

        After acceptance of the provisional allotment and payment in accordance with the provisions set out in this document and in the Provisional Allotment Letter, the Rights Issue Units, fully paid, may be transferred by renunciation of the relevant Provisional Allotment Letter and delivery of the same to Capita Corporate Registrars Plc, at PO Box 7117, Dublin 2, Ireland (if delivered by post) or at Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered during normal business hours only by hand) up to 11.00 a.m. on the day which is twenty-one days after the Closing Date. This day is 28 January, 2005. Thereafter, the Rights Issue Units will be registered and will only be transferable by written instrument of transfer in the usual common form or any other form which the Directors may approve.

(f)    Renunciation and Splitting of Provisional Allotment Letters

        The Provisional Allotment Letters will be fully renounceable, save as required by the laws of certain overseas jurisdictions (see section 7 entitled "Overseas Stockholders" below). They may be split on lodgement with Capita Corporate Registrars Plc at PO Box 7117, Dublin 2, Ireland (if delivered by post) or at Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered during normal business hours only by hand), up to 3.00 p.m. on 5 January, 2005 (nil paid) or up to 3.00 p.m. on 26 January, 2005 (fully paid). The latest time and date for registration of renunciation, fully paid, will be 11.00 a.m. on 28 January, 2005. Once renounced, a Provisional Allotment Letter will become a negotiable document in bearer form. Instructions for registration and splitting are set out in detail in the Provisional Allotment Letters despatched with this document to Qualifying Non-CREST Stockholders.

        A Qualifying Non-CREST Stockholder originally entitled to a provisional allotment of Rights Issue Units who wishes to transfer all the Rights Issue Units comprised in a Provisional Allotment Letter must complete and sign form X on such letter and deliver (but not in or into the United States, Canada, Australia, Japan or any other jurisdiction in which it would be unlawful to do so) the entire Provisional Allotment Letter to the transferee or to the broker or bank acting for such Qualifying Stockholder. Payment for the Rights Issue Units so transferred must be made prior to 11.00 a.m. on 7 January, 2005.

        If a Qualifying Non-CREST Stockholder wishes either to have only some of the Rights Issue Units registered in his name and to transfer the Rights to the remainder, or wishes to transfer the Rights to all the Rights Issue Units but to different persons, he may have the Provisional Allotment Letter split, for which purposes he must complete and sign form X on the Provisional Allotment Letter. The Provisional Allotment Letter must then be lodged with Capita Corporate Registrars Plc at PO Box 7117, Dublin 2, Ireland (if delivered by post) or at Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered during normal business hours only by hand) so as to arrive not later than 3.00 p.m. on 5 January, 2005 (nil paid) or 3.00 p.m. on 26 January, 2005 (fully paid), to be cancelled and exchanged for the split Provisional Allotment Letters required. The number of split Provisional Allotment Letters required and the number of Rights Issue Units to be comprised in each such Provisional Allotment Letter should be stated in an accompanying letter. Form X on split Provisional Allotment Letters will be marked by Capita Corporate Registrars Plc "Original Duly Renounced". On receipt of the split Provisional Allotment Letters, the Qualifying Non-CREST Stockholder should, if relevant, deal with the one relating to the Rights Issue Units to be retained by that Qualifying Non-CREST Stockholder in accordance with the procedure for acceptance and payment set out in the Provisional Allotment Letter and deliver the other(s) to the renouncee(s) or the stockbroker or agent acting for such Qualifying Stockholder. Any renunciation and splitting by a Qualifying Non-CREST Stockholder with a registered address in the UK (being a Stockholder who has the option to make payment for Rights Issue Units for which it is subscribing in either euro or in sterling) will not involve a transfer of the sterling payment facility. This sterling payment option may only be exercised by the Stockholder in whose name the PAL is issued.

(g)   Registration in the name of the original allottee

        A Qualifying Non-CREST Stockholder who wishes to have all his entitlement to Rights Issue Units registered in his name must accept and make payment for such Rights Issue Units in accordance with the provisions set out in this document and in the Provisional Allotment Letter but need take no further action. From 11.00 a.m. on 28 January, 2005, Rights Issue Units in certificated form will be transferable by instrument of transfer complying with the Company's and Waterford Wedgwood UK's Articles of Association in any usual form or in any other form which the Directors may approve. Rights Issue Units in uncertificated form will, after that time, be transferable in accordance with the Company's and Waterford Wedgwood UK's Articles of Association and the rules and regulations relating to the transfer of shares in CREST.

(h)   Registration in names of persons other than Qualifying Non-CREST Stockholders

        For a renouncee to have Rights Issue Units registered in his name, the renouncee or his agent must complete form Y on the Provisional Allotment Letter and lodge the entire Provisional Allotment Letter with Capita Corporate Registrars Plc at PO Box 7117, Dublin 2, Ireland (if delivered by post) or at Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered during normal business hours only by hand), not later than 11.00 a.m. on 28 January, 2005. Registration cannot be effected unless the Provisional Allotment Letter is fully paid by 11.00 a.m. on 7 January, 2005.

(i)    Definitive Stock Certificates

        Provisional Allotment Letters comprise temporary documents of title. Definitive stock certificates for the Rights Issue Units are expected to be despatched by post on or before 7 February, 2005 at the risk of the persons entitled thereto and on this date Provisional Allotment Letters will cease to be valid. No temporary documents of title will be issued and, pending the issue of definitive stock certificates, transfer of Rights Issue Units will be certified by Capita Corporate Registrars Plc against the surrender of fully paid Provisional Allotment Letters, and, in the case of renounced Provisional Allotment Letters, against the registration receipt, form Y, bearing the stamp of Capita Corporate Registrars Plc.

        Following the despatch of definitive stock certificates in respect of Rights Issue Units, Provisional Allotment Letters in respect of those Rights Issue Units will cease to be valid for any purpose whatsoever.

        Notwithstanding any of the provisions of this document or of the Provisional Allotment Letter, the Company reserves the right to allot and/or to issue any Rights Issue Units in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST) or of the facilities and/or systems operated by Capita Corporate Registrars Plc in connection with CREST. This right may also be exercised if the correct details (such as participant ID and member account ID details) are not provided in the CREST deposit form on the Provisional Allotment Letter, where these are required.

(j)    Deposit of Nil Paid Rights or Fully Paid Rights into CREST

        The Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter may be converted into uncertificated form, that is, deposited into CREST (whether such conversion arises as a result of a renunciation of those Rights or otherwise). Subject as provided in the next following paragraph, normal CREST procedures apply in relation to any such conversion. You are recommended to refer to the CREST Manual for details of such procedures.

        The procedure for depositing the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter into CREST, whether such Rights are to be converted into uncertificated form in the name(s) of the person(s) whose name(s) and address(es) appear at the top of page 1 of the Provisional Allotment Letter or in the name of a person or persons to whom the Provisional Allotment Letter has been renounced, is as follows: form X and the CREST deposit form on the Provisional Allotment Letter must be completed and the Provisional Allotment Letter deposited with the CCSS; in addition, the normal CREST stock deposit procedures must be carried out, except that:

  (aa)
  it will not be necessary to complete and lodge a separate CREST transfer form (prescribed under the Stock Transfer Act 1963) with the CCSS; and

  (bb)
  only the whole of the Nil Paid Rights or Fully Paid Rights represented by the Provisional Allotment Letter may be deposited in CREST.

        If you wish to deposit only some of the Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter into CREST, you must first apply for split Provisional Allotment Letters. If the rights represented by more than one Provisional Allotment Letter are to be deposited, the CREST deposit form on each Provisional Allotment Letter must be completed and deposited. The consolidation listing form must not be used. A holder of the Nil Paid Rights represented by the Provisional Allotment Letter who is proposing to convert those rights into uncertificated form (whether following a renunciation of such Rights or otherwise) is recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Nil Paid Rights in CREST following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 7 January, 2005. In particular, having regard to processing times in CREST and on the part of Capita Corporate Registrars Plc, the latest recommended time for depositing a renounced Provisional Allotment Letter, duly completed, with the CCSS (in order to enable the person acquiring the Nil Paid Rights in CREST as a result of the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 7 January, 2005) is 3.00 p.m. on 4 January, 2005. Any transfer of Nil Paid Rights and Fully Paid Rights represented by the PAL into CREST by a Qualifying Non-CREST Stockholder with a registered address in the UK (being a Stockholder who has the option to make payment for Rights Issue Units for which it is subscribing in either euro or in sterling) will not involve a transfer of the sterling payment facility. This sterling payment option may only be exercised by the Stockholder in whose name the PAL is issued and in respect of holdings in certificated form.

(B)  Action to be taken in relation to Nil Paid Rights in CREST

(a)   General

        Subject as provided in section 7 of this Part 2 in relation to certain Overseas Stockholders, it is expected that each Qualifying CREST Stockholder will receive a credit to his stock account of his entitlement to Nil Paid Rights. The stock account to be credited will be an account under the participant ID and member account ID that apply to the Existing Stock Units held on the Record Date by the Qualifying CREST Stockholder in respect of which the Nil Paid Rights are provisionally allotted.

        The Nil Paid Rights will constitute a separate security for the purposes of CREST, and can accordingly be transferred in whole or in part, by means of CREST, in the same manner as any other security that is enabled for settlement and transfer in CREST.

        If for any reason stock accounts of Qualifying CREST Stockholders cannot be credited by, or the Nil Paid Rights cannot be enabled on 16 December, 2004, Provisional Allotment Letters will be sent out in substitution for the Nil Paid Rights which have not been so credited or enabled, and the expected timetable as set out in this document will be adjusted as appropriate. References to dates and times in this document should be read as subject to any such adjustment. Waterford Wedgwood will make an appropriate announcement to the Irish Stock Exchange, the UK Listing Authority and the London Stock Exchange giving details of any such revised dates but Qualifying CREST Stockholders may not receive any further written communication.

        Qualifying CREST Stockholders who wish to take up their entitlements in respect of Nil Paid Rights, or otherwise to transfer Nil Paid Rights or Fully Paid Rights held by them in CREST, should refer to the CREST Manual for further information on the CREST procedures referred to below. If you are a CREST personal member you should consult your CREST sponsor if you wish to take up your entitlement, as only your CREST sponsor will be able to take the necessary action to take up your entitlement of Nil Paid Rights or otherwise to deal with your Nil Paid Rights or Fully Paid Rights.

(b)   Procedure for acceptance and payment by Qualifying CREST Stockholders

  (1)   Many-To-Many Instructions

  Qualifying CREST Stockholders who wish to take up all or some of their entitlement in respect of Nil Paid Rights in CREST must send (or, if they are CREST personal members, procure that their CREST sponsor sends) a Many-To-Many ("MTM") instruction to CRESTCo which, on its settlement, will have the following effect:

    (aa)
    the crediting of a stock account of Capita Corporate Registrars Plc under the participant ID and member account ID specified below, with the number of Nil Paid Rights to be taken up;

    (bb)
    the making of a CREST payment to Capita Corporate Registrars Plc in respect of the full amount payable on acceptance of the Nil Paid Rights referred to in sub-paragraph (aa) above; and

    (cc)
    the crediting of a stock account of the accepting CREST members (being an account under the same participant ID and member account ID as the account from which the Nil Paid Rights are to be debited on settlement of the MTM instruction) of the corresponding number of Fully Paid Rights to which the CREST member is entitled on taking up his Nil Paid Rights referred to in sub-paragraph (aa) above.

  (2)   Contents of Many-To-Many instructions

  The MTM instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

    (aa)
    the number of Nil Paid Rights to which the acceptance relates;

    (bb)
    the ISIN number of the Nil Paid Rights, which is IE00B03TH247;

    (cc)
    the ISIN number of the Fully Paid Rights, which is IE00B03TH353;

    (dd)
    the participant ID of the accepting CREST member;

    (ee)
    the member account ID of the accepting CREST member from which the Nil Paid Rights are to be debited;

    (ff)
    the participant ID of Capita Corporate Registrars Plc in its capacity as a CREST receiving agent, which is 7RA08;

    (gg)
    the member account ID of Capita Corporate Registrars Plc in its capacity as a CREST receiving agent, which is WATERFRD;

    (hh)
    the number of Fully Paid Rights that the CREST member is expecting to receive on settlement on the MTM instruction. This must be the same as the number of Nil Paid Rights to which the acceptance relates;

    (ii)
    the amount payable (in euro only) by means of a CREST payment on settlement of the MTM instruction. This must be the full amount payable on acceptance in respect of the number of Nil Paid Rights referred to above;

    (jj)
    the intended settlement date. This must be on or before 11.00 a.m. on 7 January, 2005; and

    (kk)
    the Corporate Action Number for the Rights Issue. This will be available by viewing the relevant corporate action details in CREST.

  (3)   Valid acceptances

  An MTM instruction complying with each of the requirements as to authentication and contents set out in sub paragraph (b) of this paragraph 2(B) above will constitute a valid acceptance where either:

    (aa)
    the MTM instruction settles by not later than 11.00 a.m. on 7 January, 2005; or

    (bb)
    (i) the MTM instruction is received by CRESTCo by not later than 11.00 a.m. on 7 January, 2005 and (ii) the number of Nil Paid Rights inserted in the MTM instruction is credited to the stock account of the accepting CREST member specified in the MTM instruction at 11.00 a.m. on 7 January, 2005.

  An MTM instruction will be treated as having been received by CRESTCo for these purposes at the time at which the instruction is processed by the Network Providers' Communications Host (as this term is defined in the CREST Manual) at CRESTCo of the network provider used by the CREST member (or by the CREST personal member's CREST sponsor). This will be conclusively determined by the input time stamp applied to the MTM instruction by the Network Providers' Communications Host.

  (4)   Representations, warranties and undertakings of CREST members

  A CREST member or CREST personal member who makes a valid acceptance in accordance with paragraph 2(B) of this Part 2 represents, warrants and undertakes to the Company that:

    (aa)
    he has taken (or procured to be taken) and will take (or will procure to be taken) whatever action is required to be taken by him or by his CREST sponsor (as appropriate) to ensure that the MTM instruction concerned is capable of settlement by 11.00 a.m. on 7 January, 2005 and remains capable of settlement at all times thereafter until 2.00 p.m. on 7 January, 2005 (or until such later time and date as the Company may determine). In particular, the CREST member or CREST personal member represents, warrants and undertakes that, at 11.00 a.m. on 7 January, 2005 and at all times thereafter until 2.00 p.m. on 7 January, 2005 (or until such later time and date as the Company may determine), there will be sufficient Headroom within the Cap (as those terms are defined in the glossary to the CREST Manual) in respect of the memorandum account to be debited with the amount payable on acceptance to permit the MTM instruction to settle. CREST personal members should contact their CREST sponsor if they are in any doubt; and

    (bb)
    he does not have a registered address (and is not otherwise located) in the United States (and is not a US person (as defined in Regulation S under the Securities Act)) or Canada, Australia or Japan, or any territory in which it is unlawful to make or accept an offer to subscribe for Rights Issue Units or to deal with the Nil Paid Rights or Fully Paid Rights in CREST in the way such rights have been or will be dealt with, is not acting for the account or benefit of a person in the United States (or a US person), Canada, Australia, or Japan; and is not acquiring rights to the Rights Issue Units with a view to the offer, sale, resale, transfer, delivery or distribution directly or indirectly of any rights to the Rights Issue Units into the United States, Canada, Australia or Japan.

  (5)   CREST procedures and timings

  CREST members and CREST sponsors (on behalf of CREST personal members) should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of an MTM instruction and its settlement in connection with the Rights Issue. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member to procure that his CREST sponsor takes) the action necessary to ensure that a valid acceptance is received as stated above by 11.00 a.m. on 7 January, 2005. In this regard, CREST members and (where applicable) CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

  (6)   CREST member's undertaking to pay

  A CREST member or CREST personal member, who makes a valid acceptance in accordance with the procedures set out in paragraph 2(B) of this Part 2:

    (aa)
    undertakes to pay to the Company, or procure the payment to the Company of, the amount payable on acceptance in accordance with the above procedures or in such other manner as the Company may require (it being acknowledged that where payment is made by means of the CREST payment arrangements (as defined in the CREST Manual) the making of a CREST payment to Capita Corporate Registrars Plc shall, to the extent of the obligation so created, discharge in full the obligation of the CREST member (or to the extent of the obligation so created, discharge in full the obligation of the CREST member or CREST personal member) to pay to the Company the amount payable on acceptance); and

    (bb)
    requests that the Stock Units to which he will become entitled be issued/transferred to him on the terms set out in this document and subject to the Memorandum and Articles of Association of the Company and of Waterford Wedgwood UK.

  (7)   Company's discretion as to rejection and validity of acceptances

  The Company reserves the right, in its absolute sole discretion to:

    (aa)
    reject any acceptances constituted by an MTM instruction, which is otherwise valid, in the event of breach of any of the representations, warranties and undertakings set out or referred to in this Part 2. Where an acceptance is made as described in paragraph 2(B)(b)(6) above of this Part 2 which is otherwise valid, and the MTM instruction concerned fails to settle by 2.00 p.m. on 7 January, 2005 (or by such later time and date as the Company has determined), the Company shall be entitled to assume for the purposes of its rights to reject an acceptance contained in this paragraph (2)(B)(b)(7)(aa) of this Part 2, that there has been a breach of the representations, warranties and undertakings set out or referred to in this Part 2;

    (bb)
    treat as valid (and binding on the CREST member or CREST personal member concerned) an acceptance which does not comply in all respects with the requirements as to validity set out or referred to in this Part 2;

    (cc)
    accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor or constituting a valid acceptance in substitution for, or in addition to, an MTM instruction and subject to such further terms and conditions as the Company may determine;

    (dd)
    treat a properly authenticated dematerialised instruction (in this sub-paragraph the "first instruction") as not constituting a valid acceptance if, at the time at which Capita Corporate Registrars Plc receives a properly authenticated dematerialisation instruction giving details of the first instruction, either the Company or Capita Corporate Registrars Plc has received actual notice from CRESTCo of any of the matters specified in Regulation 35(5)(a) of the CREST Regulations in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

    (ee)
    accept an alternative instruction or notification from a CREST member or (where applicable) a CREST sponsor, or extend the time for acceptance and/or settlement of an MTM instruction or any alternative instruction or notification if, for reasons or due to circumstances outside the control of any CREST member or CREST personal member or (where applicable) CREST sponsor, the CREST member or CREST personal member is unable validly to take up all or part of his Nil Paid Rights by means of the above procedures in normal circumstances. This discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of facilities and/or systems operated by Capita Corporate Registrars Plc in connection with CREST.

(C)  Criminal Justice Act 1994 of Ireland and the United Kingdom Money Laundering Regulation 2003

        If you hold your Nil Paid Rights in CREST and apply to take up all or part of your entitlement as agent for one or more persons and you are not an Irish, UK or EU regulated person or institution (e.g. an Irish or UK financial institution) then, irrespective of the value of the application, Capita Corporate Registrars Plc is entitled to take reasonable measures to establish the identity of the person or persons on whose behalf you are making the application. You must therefore contact Capita Corporate Registrars Plc before sending any MTM instruction or other instruction so that appropriate measures may be taken.

        Submission of an MTM instruction which constitutes, or which may on its settlement constitute, a valid acceptance as described above constitutes a warranty and undertaking by the applicant to provide promptly to Capita Corporate Registrars Plc any information Capita Corporate Registrars Plc may specify as being required for the purposes of the 1994 Act and/or the Money Laundering Regulations. Pending the provision of evidence satisfactory to Capita Corporate Registrars Plc as to identity, Capita Corporate Registrars Plc may in its absolute discretion take, or omit to take, such action as it may determine to prevent or delay settlement of the MTM instruction. If satisfactory evidence of identity has not been provided within a reasonable time, then Capita Corporate Registrars Plc will not permit the MTM instruction concerned to proceed to settlement, but without prejudice to the right of the Company to take proceedings to recover any loss suffered by it as a result of failure by the applicant to provide satisfactory evidence.

(D)  Transfers of Nil Paid Rights

        Dealings in the Nil Paid Rights on the Irish Stock Exchange and the London Stock Exchange are expected to commence at 8.00 a.m. on 16 December, 2004. A transfer of Nil Paid Rights can be made by means of CREST in the same manner as any other security that is admitted to CREST. The Nil Paid Rights are expected to be disabled in CREST after 11.00 a.m. on 7 January, 2005 or such later time as the Company and the Underwriters between them may agree.

(E)  Transfers of Fully Paid Rights

        After acceptance of the provisional allotment and payment in full in accordance with the provisions set out in this document, the Fully Paid Rights may be transferred by means of CREST in the same manner as any other security that is admitted to CREST. The last date for settlement of any transfer of Fully Paid Rights in CREST is expected to be 11.00 a.m. on 28 January, 2005. The Fully Paid Rights are expected to be disabled in CREST at the close of business on 28 January, 2005, or such later time as the Company and the Underwriters between them may agree.

(F)   Withdrawal of Nil Paid Rights or Fully Paid Rights from CREST

        Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Normal CREST procedures (including timings) apply in relation to any such conversion. The recommended latest time for receipt by CRESTCo of a properly authenticated dematerialisation instruction requesting withdrawal of Nil Paid Rights from CREST is 4.30 p.m. on 31 December, 2004, so as to enable the person acquiring or (as appropriate) holding the Nil Paid Rights following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 7 January, 2005.

(G)  Issue of Stock Units in CREST

        Stockholders who hold their Stock Units in CREST will not be sent a stock certificate, confirmation of the credit to the specified CREST accounts or any other written confirmation from the Company in respect of the Rights Issue Units. Rights Issue Units (in definitive form) will be issued in uncertificated form to those persons registered as holding Fully Paid Rights in CREST on 28 January, 2005. Capita Corporate Registrars Plc will instruct CRESTCo to credit the appropriate stock accounts of those persons (under the same participant ID and member account ID that applied to the Fully Paid Rights held by those persons) with their entitlements to Stock Units with effect from the next Business Day (expected to be 31 January, 2005).

(H)  Rights to allot/issue in certificated form

        Notwithstanding any other provision of this document, Waterford Wedgwood reserves the right to allot and/or issue any Nil Paid Rights, Fully Paid Rights or Rights Issue Units in certificated form. In normal circumstances, this right is only likely to be exercised in the event of an interruption, failure or breakdown of CREST (or of any part of CREST) or of the facilities and/or systems operated by Capita Corporate Registrars Plc in connection with CREST or otherwise if it has first obtained the Underwriters' written consent (such consent not to be unreasonably withheld or delayed).

(aa) Further information

        Qualifying Stockholders who have any queries about the procedures for subscription under the Rights Issue should contact Capita Corporate Registrars Plc (Tel: +353 (0) 1 810 2450) in Dublin during normal business hours on any Business Day. Please note, however, that Capita Corporate Registrars Plc cannot provide financial advice on the merits of the Rights Issue or as to whether or not you should take up your entitlement. For financial advice, including taxation advice, you should consult your own financial adviser.

(bb) Governing law and general

        The terms and conditions of the Rights Issue as set out in this document and in the Provisional Allotment Letter shall be governed by and construed in accordance with the laws of Ireland.

        All documents or remittances sent by or to a Qualifying Stockholder, or as he may direct, will be sent through the post at his own risk.

(3)   PROCEDURE FOR RIGHTS NOT TAKEN UP (WHETHER CERTIFICATED OR IN CREST)

        If you do not wish to take up your entitlement to Rights Issue Units, you need take no further action. If payment in full for any of the Rights Issue Units comprised in the Provisional Allotment Letter has not been received by 11.00 a.m. on 7 January, 2005 (whether from the original allottee or any person in whose favour the Rights have been duly renounced), the provisional allotment will be deemed to have been declined, subject to the provisions of the section entitled "Action to be Taken" at section 2 of this Part 2.

        Any entitlement to Rights Issue Units in respect of which valid acceptances have not been received (whether from the original allottee or any person in whose favour the Rights have been duly renounced) by 11.00 a.m. on 7 January, 2005 will be sold by Davy by no later than 3.00 p.m. on the sixth Business Day thereafter if this can be achieved at a price equal to or in excess of the sum of the Rights Issue Price and expenses of sale (including applicable commissions and any VAT thereon). If, at any time after 4.00 p.m. on 10 January, 2005, Davy concludes that, in its reasonable opinion, it is unlikely that purchasers can be procured on the terms described above, Davy may decide not to endeavour to, and shall be under no obligation to, procure such purchasers. If Davy achieves a price for such Rights in excess of the sum of the Rights Issue Price and expenses of sale (including applicable commissions and any VAT thereon), the net proceeds, if any, after deduction of the Rights Issue Price and expenses of sale (including applicable commissions and VAT thereon), will be distributed in euro (or in the case of Qualifying Non-CREST Stockholders with registered addresses in the UK in sterling (with the relevant sterling amount being converted from euro at the exchange rate prevailing and available to the Company at the date of such conversion)) pro rata:

  (a)
  where the Nil Paid Rights were, at the time of their lapsing, represented by a Provisional Allotment Letter, to the person whose name and address appears on the Provisional Allotment Letter; and

  (b)
  where the Nil Paid Rights were, at the time of their lapsing, in uncertificated form, to the person registered as the holder of such Nil Paid Rights at the time of their disablement in CREST;

except that no payment will be made of amounts of less than €3.80, which will, as permitted by the Listing Rules, be retained for the benefit of the Company. Cheques for the amount due will be sent, at the risk of the person(s) entitled, to their registered address (the registered address for the first-named in the case of joint holders), provided that, where any entitlement concerned was held in CREST, the amount due will, unless the Company (in its absolute discretion) otherwise determines, be paid in euro through CREST in cleared Central Bank funds in favour of the relevant CREST member's payment bank in respect of the amount due. It is expected that cheques in respect of any such net proceeds will be despatched on or before 21 January, 2005. If subscribers for Rights Issue Units cannot be procured on the basis described above, the relevant Rights Issue Units will be subscribed for by the Underwriters and/or by subscribers procured by the Underwriters at the Rights Issue Price on the terms set out in the Underwriting Agreement.

        Neither the Company, the Underwriters nor any person arranging such sale shall be responsible or have any liability whatsoever for any insufficiency or alleged insufficiency of the sale price or the timing of such sale or the failure to effect any such sale or subscription, or any decision not to procure or endeavour to procure subscribers.

        Neither the Rights nor the Rights Issue Units will be offered to Stockholders with registered addresses in the United States, Canada, Australia or Japan or any other jurisdiction in which it would be unlawful to do so. The Rights in respect of such Rights Issue Units will instead be sold by Davy in the manner described above.

(4)   ADJUSTMENT TO SHARE OPTIONS

        In accordance with the terms of the Share Option Schemes, the terms of the existing Share Options will be varied to take account of the Rights Issue in such manner as the Board considers appropriate, provided that the Company's auditors, where required under the rules of the relevant Share Option Schemes, certify the alteration to be in their opinion fair and reasonable. This is subject to the prior approval (where required) of the Irish Revenue Commissioners. Option Holders will be informed of the adjustment in due course.

(5)   IRISH TAXATION

        The following statements do not constitute tax advice and are intended only as a general guide to current Irish tax legislation and practice. They may not apply to certain holders of Stock Units, such as dealers in securities or charities. They relate to persons who hold their Stock Units beneficially as an investment and who are resident and ordinarily resident in Ireland for Irish tax purposes. Any person who is in any doubt as to his or her tax position, or who is subject to taxation in any jurisdiction other than Ireland, should consult his or her professional advisers immediately.

(a)   Capital Gains Tax

        The issue of Rights Issue Units to Qualifying Stockholders pursuant to the Rights Issue should be treated as a reorganisation of the share capital of Waterford Wedgwood for the purposes of Irish taxation on capital gains.

        Accordingly, Rights Issue Units in Waterford Wedgwood allotted in respect of a Qualifying Stockholder's pro rata entitlement, insofar as they can be identified as such, should be treated as the same asset as the Stockholder's holding of Existing Stock Units and as though they have been acquired at the same time as the existing holding. The base cost of the existing holdings will be deemed to have been increased by the amount paid for the Rights Issue Units.

        Previously, indexation relief would have been applied on expenditure incurred in subscribing for the new Rights Issue Units to increase the deductible base cost of the Rights Issue for capital gains tax purposes in line with inflation. However, following the enactment of the Finance Act 2003, indexation relief is no longer available for expenditure incurred on or after 1 January, 2003.

        The disposal by a Qualifying Stockholder of all or part of the Rights Issue Units provisionally allotted to him, or his rights to subscribe for Rights Issue Units (or, if he does not take up his Rights, the receipt by him of a cash payment pursuant to the arrangements referred to under the heading "Procedure for Rights Not Taken Up" at section 3 of this Part 2) may, depending on the Qualifying Stockholder's circumstances, render the person liable to Irish tax on chargeable gains.

        The rate of capital gains tax in Ireland is currently 20% and the first €1,270 of an individual's annual chargeable gains are exempt. However, this exemption is not transferable between spouses.

(b)   Stamp Duty and Stamp Duty Reserve Tax

        The Directors have been advised that:

  (i)
  no Irish stamp duty or UK stamp duty or stamp duty reserve tax will be payable on the issue of Provisional Allotment Letters or split Provisional Allotment Letters;

  (ii)
  the purchase by way of renunciation of Provisional Allotment Letters (whether nil-paid or fully paid) or split Provisional Allotment Letters on or before the latest date for registration of renunciation will not be liable to Irish or UK stamp duty and, under current practice, no payment of UK stamp duty reserve tax will be required;

  (iii)
  no Irish stamp duty or UK stamp duty or stamp duty reserve tax will be payable on the crediting of Nil Paid Rights or Fully Paid Rights to stock accounts in CREST or any issue in uncertificated form of the Rights Issue Units;

  (iv)
  no Irish stamp duty or UK stamp duty or stamp duty reserve tax will be payable on the registration of the holders of Provisional Allotment Letters; and

  (v)
  the transfer of Rights Issue Units after the latest date for registration of renunciation of Fully Paid Rights, by instrument of transfer or by CREST operator instruction, will be liable to Irish stamp duty payable by the purchaser or transferee at the rate of 1% on the higher of the price paid or market value of the Stock Units. Under current practice, no UK stamp duty reserve tax is collected in respect of transfers within CREST.

    In respect of transfers outside CREST, an instrument of transfer will be liable to Irish stamp duty at the rate of 1% on the higher of the price paid or market value of the Stock Units and UK stamp duty at the rate of 0.5% of the consideration paid for the Stock Units, subject to a minimum charge of Stg£5 per transfer. Where the instrument is stamped in the UK first, a credit will be available against Irish stamp duty for any UK stamp duty paid on the same transfer instrument. Where the instrument is stamped in Ireland first, a credit for Irish stamp duty paid will be available against any UK stamp duty payable.

        Special rules apply in relation to arrangements involving depository receipts or clearance systems.

(c)   Dividends

A.    Dividends on Stock Units

        Irish resident holders who are individuals are liable to Irish income tax in respect of dividends on their Stock Units.

        Irish resident holders of Stock Units which are companies are not liable to Irish corporation tax in respect of dividends to the extent that the dividends are paid on their holding in Waterford Wedgwood. Irish resident holders of Stock Units which are close companies may be liable to a corporation tax surcharge where the proceeds of dividends are not distributed within eighteen months of the end of the accounting period in which the dividends are received.

        Irish approved charities and superannuation schemes are exempt from Irish tax in respect of dividends on their Stock Units. The tax position of insurance companies, which hold their Stock Units as part of their pension business, will depend on their particular circumstances.

B.    Withholding Tax

        Dividend Withholding Tax ("DWT") must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company's Registrars. DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of income tax (currently 20%). Non resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT.

        DWT deducted is available as a credit against Irish income tax arising on the dividend income. Waterford Wedgwood will assume responsibility for the withholding of DWT at source.

(d)   Capital Acquisitions Tax (CAT)

        Irish CAT may be chargeable on an inheritance from, or on a gift of shares by, the owner of the shares, where (1) the owner is Irish resident or ordinarily resident, or (2) where the recipient of the gift/inheritance is Irish resident or ordinarily resident, or (3) where the gift/inheritance is of Irish assets.

        Under Irish law, shares in a company are regarded as being located where the share register is maintained. In the case of Waterford Wedgwood, as the principal register is maintained in Ireland, Rights Issue Units held will be regarded as Irish assets and hence will be subject to Irish CAT even where the donor or recipient is not resident or ordinarily resident in Ireland.

        For CAT purposes, a transfer of assets at less than full market value may be treated as a gift and particular rates apply to gifts where the donor reserves or retains some benefit. Certain exemptions apply to gifts and inheritances depending on the relationship between the donor and the donee.

(6)   UNITED KINGDOM TAXATION

        The following statements do not constitute tax advice and are intended only as a general guide to current United Kingdom tax legislation and to the current practice of the United Kingdom Inland Revenue in respect of stamp duty, stamp duty reserve tax, taxation of capital gains, taxation of dividends paid by the Company and inheritance tax. They may not apply to certain Stockholders, such as dealers in securities, charities or persons with special tax status. They relate to persons who hold their shares beneficially as an investment and who are resident and ordinarily resident in the UK for UK tax purposes. Any person who is in any doubt as to his or her tax position, or who is subject to taxation in any jurisdiction other than the UK, should consult his or her professional advisers immediately.

(a)   Taxation on dividends

        The following deals with the position of holders of Stock Units who own less than 10% of Waterford Wedgwood. Any person who is not in this position should seek individual advice, as there are special rules that apply only to holders of Stock Units whose interest exceeds the 10% level and to the Stock Units held within trusts.

        A holder of Stock Units who is resident in the UK for tax purposes or a holder who is carrying on a trade, profession or vocation in the UK through a branch or agency in connection with which the Rights Issue Units are held will generally be subject to UK income tax or corporation tax, as the case may be, on the gross amount of any dividends received.

        An individual who is not within the higher rate band of UK income tax, may be charged at the rate of 10%. An individual who is within the higher rate band of UK income tax may be charged at a rate of 32.5%.

        Where a UK holder elects to receive a dividend on their Income Shares, any UK tax credit attributable to the dividend may be set off against their tax liability. However, for a non taxpayer, the UK tax credit is not repayable.

        Where a UK holder elects to receive a dividend in respect of their Ordinary Shares, Irish DWT will not be applied (provided the appropriate declarations have been made).

(b)   Capital gains tax

        The issue of Rights Issue Units to Qualifying Stockholders pursuant to the Rights Issue should be treated as a reorganisation of the share capital of Waterford Wedgwood for the purposes of the United Kingdom taxation of capital gains.

        Accordingly, to the extent that a Qualifying Stockholder takes up all or part of his or her rights under the Rights Issue, he or she will not be treated as making a disposal of his or her corresponding existing holding of Stock Units.

        To the extent that a Qualifying Stockholder takes up the Rights Issue Units provisionally allotted to him or her, the Rights Issue Units so allotted will, for the purposes of UK tax on chargeable gains, be treated as having been acquired at the same time as the Qualifying Stockholder's existing holding of Stock Units was acquired (save that, where an individual's existing holding of Stock Units is treated as consisting of more than one asset for tax purposes, the Rights Issue Units acquired will be attributed pro rata to those existing assets). The amount of money paid for the Rights Issue Units will be added to the base cost for the Qualifying Stockholder's existing holding or holdings of Stock Units.

        For periods after April, 1998 indexation allowance is available for the purposes of corporation tax only and is not therefore available to individuals, personal representatives or trustees. The following paragraphs accordingly deal with the positions of corporate and non-corporate Qualifying Stockholders:

(i)    Corporate Qualifying Stockholders

        Qualifying Stockholders who are within the charge to corporation tax will continue to obtain the benefit of indexation allowance on the Rights Issue Units, although for the purposes of calculating the indexation allowance on any disposal of any Rights Issue Units, the expenditure incurred in subscribing for the Rights Issue Units will be treated as incurred only when the Qualifying Stockholder became liable to make or made payment, not at the time the original Stock Units were acquired.

(ii)   Non-corporate Qualifying Stockholders

        For disposals on or after 6 April, 1998 by individuals, personal representatives or trustees, the indexation allowance was frozen by reference to the Retail Price Index at April, 1998 (although indexation relief for holding periods up to then was preserved) and was replaced by a system of taper relief. Taper relief operates by reducing the amount of any chargeable gain realised on the disposal of assets (after indexation relief, if available) by a percentage amount that is dependent on the period of ownership of the relevant asset since April, 1998 and on whether that asset qualifies for the business or non-business rate of taper. The period of ownership (since 6 April, 1998) of the existing holding of Stock Units is taken into account when assessing the availability of taper relief.

        The disposal by a Qualifying Stockholder of all or part of the Rights Issue Units provisionally allotted to him or her, or his or her rights to subscribe for Rights Issue Units (or, if he does not take up his rights, the receipt by him of a cash payment pursuant to the arrangements referred to in section 3 of this Part 2 entitled "Procedure for Rights Not Taken Up") may, depending on the Qualifying Stockholder's circumstances, render him liable to UK tax on chargeable gains. If the proceeds resulting from the disposal of the Qualifying Stockholder's Rights to subscribe or a lapse of his or her Rights do not exceed 5% of the market value (on the date of disposal or lapse) of his corresponding shareholding or shareholdings of Stock Units, the Qualifying Stockholder will not generally be treated as making a disposal for the purposes of UK Tax on chargeable gains (the Inland Revenue will also accept no disposal has been made where the amount of cash received is Stg£3,000 or less, even if it exceeds 5% of the market value of the Qualifying Stockholders' corresponding shareholding or shareholdings). Instead, the proceeds will be deducted from the acquisition cost of his corresponding existing holding.

        Subject to other capital gains arising in the tax year, Stockholders who are individuals will be entitled to an annual capital gains tax exemption, which for the tax year 2004/2005 amounts to Stg£8,200. Stockholders should note that the annual gains exemption is an annual exemption available in respect of the total chargeable gains of an individual for the relevant tax year. This exemption may not be transferred between spouses.

        For Stockholders who are individuals, gains exceeding their annual capital gains tax exemption are liable to tax at 10%, 22% or 40%, depending on their taxable income.

(c)   Inheritance tax (IHT)

        Generally, an individual domiciled in the UK is chargeable to IHT on his or her worldwide death estate. Lifetime transfers of value made by a UK Domiciliary may be within the scope of IHT depending on the transferee. Where the transferee is an individual, the transfer or value will be outside the scope of IHT provided the transferor survives 7 years. Where the recipient is a company or a trust, the value transferred in is usually immediately chargeable to tax. The rate of IHT is 40% on the value of a death estate in excess of the nil rate band, Stg£263,000 for 2004/05, however, chargeable lifetime transfers are charged to tax at half the death rate.

        For individuals who are non-UK domiciled (and are not within the special rules for deeming an individual to be domiciled in the UK, i.e. have not been resident in the UK for 17 out of the last 20 years), IHT is only chargeable on assets situated in the UK.

        Registered shares are situated in the country in which they are registered. For Waterford Wedgwood, as the principal register is maintained in Ireland, Rights Issue Units held will be regarded as situated in Ireland and so within the scope of UK IHT for UK domiciliaries but outside the scope of UK IHT for non-UK domiciliaries.

        For IHT, the value transferred is measured by the reduction in the value of the estate of the donee and includes gifts and sales at undervalue. Special rules apply where the transferor retains an interest in the asset. Exemptions are available depending on the relationship between the donor and donee and for annual gifts within certain limits.

(7)   OVERSEAS STOCKHOLDERS

        The offer of the Rights Issue Units to persons who are resident in, or citizens of, countries outside Ireland or the United Kingdom may be affected by the law of the relevant jurisdictions. It is the responsibility of all persons (including without limitation, nominees, custodians and trustees) outside Ireland or the United Kingdom who wish to apply for Rights Issue Units to satisfy themselves as to full observance of the laws of the relevant territory in connection therewith, including obtaining all necessary governmental or other consents and the need to observe any other formalities to enable them to take up their Rights and paying any issue, transfer or other taxes due in such territory.

        Overseas Stockholders who are in any doubt as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up or renounce the Rights Issue Units provisionally allotted to them should consult their own professional advisers.

        Receipt of this document or a Provisional Allotment Letter will not constitute an offer in those jurisdictions in which, or to any person to whom, it would be unlawful to make such an offer.

        No person receiving a Provisional Allotment Letter in any territory other than Ireland or the United Kingdom may treat the same as constituting an invitation or offer to him, nor should he in any event use such Provisional Allotment Letter or deal with Nil Paid Rights in CREST unless, in the relevant territory, such an invitation or offer could lawfully be made to him and such Provisional Allotment Letter could lawfully be used, or the Nil Paid Rights dealt with, without contravention of or without compliance with, any unfulfilled registration or other legal requirements. In such circumstances, this document and/or the Provisional Allotment Letter and/or the crediting of Nil Paid Rights are for information only.

        Persons (including without limitation, nominees, custodians and trustees) receiving this document and/or a Provisional Allotment Letter and/or whose stock account is credited with Nil Paid Rights should not, in connection with the Rights Issue, distribute or send this document and/or a Provisional Allotment Letter, nor transfer Nil Paid Rights or Fully Paid Rights, to any person in or into any jurisdiction where to do so would or might contravene local securities laws or regulations. If a Provisional Allotment Letter is received by any person in any such jurisdiction, or by the agent or nominee of such a person, or his stock account is credited with Nil Paid Rights, he must not seek to take up the Rights Issue Units except pursuant to an express agreement with the Company. Any person who forwards this document and/or Provisional Allotment Letter into, and/or makes a transfer of Nil Paid Rights or Fully Paid Rights to any person, in any such jurisdiction, whether pursuant to a contractual or legal obligation or otherwise, should draw the attention of the recipient to the contents of this paragraph.

        In cases where Overseas Stockholders do not, or are unable to, take up Rights Issue Units provisionally allotted to them or where provisional allotments are treated as having been declined or invalid, the provisions of the section entitled "Procedures for Rights Not Taken Up" at section 3 of this Part 2 will apply. The Company reserves the right to treat the provisional allotment of Rights Issue Units comprised in a Provisional Allotment Letter or a stock account credited with Nil Paid Rights as having been declined, or to refuse to register any purported renunciation of the Rights represented thereby or to reject a purported acceptance of a provisional allotment represented thereby from, or in favour of, Stockholders in any such jurisdiction or persons who are acquiring the Rights Issue Units for resale in or into any such jurisdiction. The Company reserves the right, but shall not be obliged, to treat as invalid any acceptance or purported acceptance of the allotment of Rights Issue Units comprised in, or renunciation or purported renunciation of, a Provisional Allotment Letter which appears to the Company or its agents to have been executed, effected or despatched in a manner which may involve a breach of the laws or regulatory requirements of any jurisdiction or, if it provides an address for the delivery of definitive share certificates for the Rights Issue Units in the United States, Canada, Australia or Japan or any other jurisdiction outside Ireland or the United Kingdom in which it would be unlawful to deliver such definitive share certificates or, in the case of a credit of Rights Issue Units in CREST, the registered address of such CREST member is in such a jurisdiction.

        Notwithstanding any other statement in this document or the Provisional Allotment Letter, the Company reserves the right to permit a Stockholder with a registered address outside Ireland or the UK to take up or renounce his rights to subscribe for Rights Issue Units if the Company is satisfied that such action would not result in a contravention of any applicable legal or regulatory requirement.

Transfer Restrictions

        Because of the following restrictions, investors are advised to consult legal counsel prior to making any resale, pledge or transfer of Rights or Rights Issue Units.

        The Rights Issue is only addressed to persons to whom it may lawfully be made. The distribution of this document relating to the Rights Issue to holders of Stock Units, and the exercise of any of the Rights, may be restricted by law. Persons into whose possession this document comes or who wish to exercise any Rights must inform themselves about and observe any restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction. In particular, due to the restrictions under the securities laws of certain countries, Stockholders resident in such countries, including Canada, Australia and Japan, may not exercise Rights.

        The Rights Issue Units and the Provisional Allotment Letters have not been, and will not be, registered under the securities laws of Canada, Australia or Japan or any other territory or jurisdiction where the posting of Listing Particulars and/or Provisional Allotment Letters would constitute a breach of local law or regulation and may not be, directly or indirectly, offered or sold, taken up, renounced or delivered, in or into Canada, Australia or Japan or to or by any resident of such countries.

        Neither the Rights Issue Units nor the Provisional Allotment Letters, have been, or will be, registered under the Securities Act, or any state securities laws, and neither the Rights Issue Units nor the Provisional Allotment Letters may be offered or sold within the United States or to, or for the account or benefit of, US persons (as defined in Regulation S) unless an exemption from the registration requirements of the Securities Act is available. Accordingly, the Company and Waterford Wedgwood UK are not extending the Rights Issue into the United States unless an exemption from registration is available. The Rights Issue Units which are not taken up in the Rights Issue may be offered and sold by or on behalf of the Underwriters only outside the United States in offshore transactions only in accordance with Regulation S.

        In addition, until 40 days after the later of (i) the commencement of the offering of the Rights Issue Units and (ii) the completion of the distribution of the Rights Issue Units and of the Rights Issue Units not taken up in the Rights Issue and sold by or on behalf of the Underwriters outside the United States in offshore transactions in accordance with Regulation S (if any), an offer or sale of such securities within the United States by any dealer may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than pursuant to an exemption from the registration requirements of the Securities Act.

        Each holder of Rights who is in the United States and who wishes to exercise his Rights to purchase Rights Issue Units will be required to execute a representation letter in the form acceptable to the Company. Such representation letter will require the investor to represent that, among other things, it is a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) ("QIB") acquiring such securities in a transaction not involving a public offering in the United States. Any Rights Issue Units offered and sold in the United States upon exercise of Rights by QIBs will be "restricted securities" (as defined in Rule 144 under the Securities Act) and such securities may not be offered, resold, pledged or otherwise transferred, except (i) outside the United States in accordance with Rule 903 or Rule 904 of Regulation S, (ii) to another QIB in a private transaction, not involving a public offering, that is exempt from registration under the Securities Act, provided that such purchaser agrees to be bound by such transfer restrictions in a letter delivered to the Company prior to such transfer, (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or pursuant to any other exemption from the registration requirements of the Securities Act, subject to receipt by the Company of an opinion of counsel, or such other evidence that the Company may reasonably require, that such transfer or sale is in compliance with the Securities Act. Currently, each of the Irish Stock Exchange and the London Stock Exchange is a "designated offshore securities market" with the meaning of Regulation S and therefore resales of such securities through such exchanges should be permissible under Rule 904 of Regulation S if the other requirements thereunder are satisfied.

PART 3 – FINANCIAL INFORMATION ON ROYAL DOULTON

(A)  FINANCIAL INFORMATION FOR THE THREE YEARS ENDED 31 DECEMBER, 2003

        The financial information contained in this section (A) of Part 3 does not constitute full accounts within the meaning of Section 240 of the Companies Act 1985 of England and Wales. The information has been extracted without material adjustment from the audited consolidated financial statements of Royal Doulton for each of the financial years ended 31 December, 2001, 2002 and 2003. Audited consolidated financial statements of Royal Doulton for each of the three financial years ended 31 December, 2001, 2002 and 2003 have been delivered to the Registrar of Companies in England and Wales. The auditors to the Royal Doulton Group for 2002 and 2003 were KPMG Audit Plc, St. James's Square, Manchester M2 6DS, United Kingdom, and they have reported without qualification and without reference to any matter of fundamental uncertainty in respect of the years ended 31 December, 2002 and 2003 and none of the audit reports for those years contained a negative statement under Sections 237(2) or (4) of the Companies Act 1985 of England and Wales.

        The auditors to the Royal Doulton Group for 2001 were PricewaterhouseCoopers, 101 Barbirolli Square, Lower Mosley Street, Manchester M2 3PW, United Kingdom and they have reported without qualification and without reference to any matter of fundamental uncertainty in respect of the year ended 31 December, 2001 and the audit report for that year did not contain a negative statement under Sections 237(2) or (4) of the Companies Act 1985 of England and Wales.

        The accounts for each financial period have been prepared in accordance with Accounting Standards issued by the Accounting Standards Board.

CONSOLIDATED PROFIT & LOSS ACCOUNT
For the years ended 31 December

	Notes	2003	2002	2001
		£m	£m	£m
Turnover	1	116.5	138.0	165.8
Cost of sales
—before exceptional items		(62.0)	(78.9)	(93.1)
—exceptional items		3.8	(8.2)	(5.2)

Total cost of sales		(58.2)	(87.1)	(98.3)
Gross profit
—before exceptional items		54.5	59.1	72.7
—exceptional items		3.8	(8.2)	(5.2)

		58.3	50.9	67.5
Net operating expenses	2
—before exceptional items		(64.4)	(73.8)	(85.1)
—exceptional items		(0.3)	(5.0)	(0.8)

Total operating expenses		(64.7)	(78.8)	(85.9)
Operating loss	3 & 4
—before exceptional items		(9.9)	(14.7)	(12.4)
—exceptional items		3.5	(13.2)	(6.0)

Total operating loss		(6.4)	(27.9)	(18.4)
Profit/(Loss) on disposal of fixed assets	5	3.1	4.2	(0.9)
Profit/(Loss) on disposal of subsidiary	5	0.1	—	—

Loss on ordinary activities before interest
—before exceptional items		(9.9)	(14.7)	(12.4)
—exceptional items		6.7	(9.0)	(6.9)

		(3.2)	(23.7)	(19.3)
Net interest payable and similar charges	8
—before exceptional items		(1.8)	(1.1)	(1.9)
—exceptional items		—	(0.4)	—

Total net interest payable and similar charges		(1.8)	(1.5)	(1.9)
Loss on ordinary activities before taxation
—before exceptional items		(11.7)	(15.8)	(14.3)
—exceptional items		6.7	(9.4)	(6.9)

Total loss on ordinary activities before taxation		(5.0)	(25.2)	(21.2)
Taxation	9	0.1	(0.2)	(0.8)

Loss on ordinary activities after taxation		(4.9)	(25.4)	(22.0)
Equity minority interests		—	(0.2)	(0.4)

Loss for the financial year		(4.9)	(25.6)	(22.4)
Dividends		—	—	—

Loss absorbed for the year		(4.9)	(25.6)	(22.4)

Loss per share
—before exceptional items		(3.5p )	(5.6p )	(13.0p )
—after exceptional items	12	(1.5p )	(8.9p )	(18.7p )

Diluted loss per share
—before exceptional items		(3.5p )	(5.6p )	(13.0p )
—after exceptional items		(1.5p )	(8.9p )	(18.7p )

        The above results are derived from continuing operations. In 2001 the results of Royal Crown Derby and Caithness Glass operations have not been separately disclosed as they are not material to the results.

BALANCE SHEET
As at 31 December

	Notes	2003	2002	2001
		£m	£m	£m
Fixed assets
Intangible assets	13	0.9	1.0	—
Tangible assets	14	19.4	23.4	36.3
Investments	15	0.1	0.2	—

		20.4	24.6	36.3
Current assets
Stocks	16	31.7	34.3	43.3
Debtors	17	19.5	19.9	22.7
Assets held for resale	18	—	4.1	—
Cash at bank and in hand	30	3.9	5.0	5.9

		55.1	63.3	71.9
Creditors: amounts falling due within one year	19	(17.4)	(23.3)	(56.6)

Net current assets		37.7	40.0	15.3

Total assets less current liabilities		58.1	64.6	51.6
Creditors: amounts falling due after more than one year	20	(20.9)	(14.4)	(0.9)
Provisions for liabilities and charges	21	(8.3)	(15.5)	(7.8)

Net assets		28.9	34.7	42.9

Capital and reserves
Called up share capital	22	85.6	85.6	83.1
Share premium account	23	50.1	50.1	33.9
Capital reserve	23	1.1	1.1	1.1
Profit and loss account	23	(107.9)	(103.2)	(76.4)

Equity shareholders' funds		28.9	33.6	41.7
Equity minority interests		—	1.1	1.2

		28.9	34.7	42.9

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December

	Notes	2003	2002	2001
		£m	£m	£m
Net cash outflow from operating activities	25	(11.3)	(10.0)	(3.5)

Returns on investments and servicing of finance:
Dividend paid to minority interest		(0.5)	—	(0.6)
Interest received		—	0.2	0.1
Interest paid		(0.9)	(1.7)	(2.0)
Interest element of finance leases		—	—	(0.1)

Net cash outflow from returns on investments and servicing of finance		(1.4)	(1.5)	(2.6)

Taxation		(0.4)	—	(0.9)

Capital expenditure and financial investment:
Purchases of tangible fixed assets		(0.9)	(2.5)	(2.2)
Disposal of assets	5	6.3	8.7	—
Purchase of rights on own shares for long-term incentive plan		—	(0.2)	—

Net cash inflow/(outflow) from capital expenditure and financial investment		5.4	6.0	(2.2)

Acquisitions and disposals:
Purchases of shares in Indonesian subsidiary		—	(1.4)	—
Disposal of China Millers Limited	5	0.7	—	—
Disposal of Caithness Glass subsidiary		—	—	5.3
Cash disposed of with China Millers Limited	5	(0.1)	—	(0.1)
Balance of consideration from disposal of Caithness Glass Limited		0.3	—	—

Net cash inflow/(outflow) from acquisitions and disposals		0.9	(1.4)	5.2

Net cash outflow before financing		(6.8)	(6.9)	(4.0)

Financing:
Issue of share capital net of costs		—	18.7	—
Increase/(decrease) in borrowings	26	5.7	(12.2)	5.2
Principal payment under finance leases		—	(0.3)	(0.5)

Net cash inflow from financing		5.7	6.2	4.7

Increase/(decrease) in cash during the year		(1.1)	(0.7)	0.7

        Net cash outflow from operating activities includes a payment of £9.0 million (2002: £6.2 million, 2001: £3.0 million) in respect of the net exceptional restructuring costs.

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
For the year ended 31 December

	Notes	2003	2002	2001
		£m	£m	£m
Increase/(decrease) in cash in the year		(1.1)	(0.7)	0.7
Cash (outflow)/inflow from debt and lease financing		(5.7)	12.5	(4.7)

Change in net debt resulting from cash flows		(6.8)	11.8	(4.0)
Exchange differences		1.1	1.5	(0.3)

Movement in net debt in the year		(5.7)	13.3	(4.3)
Net debt at 1 January		(11.0)	(24.3)	(20.0)

Net debt at 31 December	26	(16.7)	(11.0)	(24.3)

STATEMENT OF GROUP TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 31 December

	Notes	2003	2002	2001
		£m	£m	£m
Loss for the financial year		(4.9)	(25.6)	(22.4)
Currency translation differences on foreign currency net investments		0.2	(1.2)	(0.2)

Total recognised gains and losses relating to the year		(4.7)	(26.8)	(22.6)

RECONCILIATION OF MOVEMENTS IN GROUP EQUITY SHAREHOLDERS' FUNDS
For the year ended 31 December

	Notes	2003	2002	2001
		£m	£m	£m
Opening equity shareholders' funds		33.6	41.7	62.1

Loss for the financial year		(4.9)	(25.6)	(22.4)
Goodwill written back on disposal of subsidiary		—	—	2.2
New Capital issued		—	2.5	—
Share premium on new shares issued (net of expenses)	23	—	16.2	—
Other recognised gains and losses relating to the year		0.2	(1.2)	(0.2)

Net reduction in equity shareholders' funds		(4.7)	(8.1)	(20.4)

Equity shareholders' funds at 31 December		28.9	33.6	41.7

ACCOUNTING POLICIES

Accounting Convention

        The consolidated financial statements have been prepared in accordance with accounting standards currently applicable in the UK, and under the historical cost convention. FRS 5 application note G "Revenue Recognition" has been adopted during the year. No adjustments were required to either the current or prior year as a result of the adoption of this application note. The principal accounting policies are set out below:

Basis of Consolidation

        The consolidated financial statements comprise the accounts of the company and its subsidiaries made up to 31 December. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes.

Goodwill

        Goodwill arising prior to 1998, being the net excess of the cost of shares in subsidiary undertakings over the value attributable to their net tangible assets on acquisition, or the cost of other purchased goodwill, is deducted from reserves in the year of acquisition. On disposal or closure, goodwill previously written off to reserves is written back and the profit or loss adjusted accordingly.

        Goodwill arising subsequent to 1998 is capitalised and amortised over its useful life not exceeding 20 years.

Investments and Tangible Fixed Assets

        Tangible fixed assets, including assets acquired under finance leases, are stated at cost, and apart from freehold land are depreciated to their residual values over their estimated economic lives in equal annual amounts.

        The principal rates applied are:

        Freehold buildings: between 2% and 5% per annum.

        Improvements to leasehold buildings: written off over the period of the lease.

        Plant, machinery, fixtures and fittings: various rates between 5% and 20% per annum.

        Vehicles: 25% per annum.

        The directors carry out an annual review of the carrying amount of investments and fixed assets and make provisions for impairments as appropriate.

Foreign Currencies

        Assets and liabilities of subsidiaries in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year and the results of foreign subsidiaries are translated at average rates of exchange for the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary companies, and from the translation of the profits and losses of those companies at average rates, are taken to reserves and are reported in the statement of total recognised gains and losses. All other foreign exchange differences are taken to the profit and loss account in the year in which they arise, with the exception of foreign exchange differences on equity loans, which are taken to reserves.

Leases

        Assets held under finance leases are capitalised and included in tangible fixed assets. Each asset is depreciated over the shorter of the lease term or its useful life. The obligations relating to finance leases, net of finance charges in respect of future periods, are included as appropriate under creditors due within, or creditors due after, one year. The interest element of the rental obligation is allocated to financial years over the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each financial year. Rentals under operating leases are charged to the profit and loss account over the life of the lease.

Pension Costs and Post-retirement Benefits

        The costs of providing defined benefit pensions and other post-retirement benefits are charged to the profit and loss account on a consistent basis over the service lives of the employees. Such costs are calculated by reference to actuarial valuations, and variations from such regular costs are spread over the remaining service lives of the current employees. To the extent to which such costs do not equate with cash contributions a provision or prepayment is recognised in the balance sheet.

        The cost of providing defined contribution pensions are accounted for in the profit and loss account as incurred.

Research and Development

        Research and development expenditure is charged to the profit and loss account in the year in which it is incurred.

Stocks

        Stocks and work in progress are valued at the lower of cost and net realisable value. In the case of manufactured stocks, cost comprises direct materials, labour and factory overheads. Net realisable value is determined as estimated selling price less costs of disposal. It is the group's policy to provide in full for seconds and to provide for best quality products using a formula-based approach dependent on the stock holding compared to annual forecast sales.

Taxation

        The charge for taxation is based on the result for the year and takes into account tax deferred because of the timing differences between the treatment of certain items for taxation and accounting purposes. Provision is made for deferred taxation, without discounting, on all material timing differences. However, deferred tax assets are only recognised when it is more likely than not that they will be realised in the future.

Turnover

        Turnover, which excludes value added tax and trade discounts, represents the value of goods supplied through retail shops and wholesaling. Retail turnover, which is net of estimated returns, is recognised in the financial statements on collection of goods by the customer. Sales of gift vouchers are treated as cash received in advance of collection and included as deferred income. Wholesaling turnover is recognised on despatch or collection of goods to/by the customer and is net of estimated returns.

Performance Share Plan

        The ordinary shares of the company held by the Royal Doulton Directors' Benefit Trust and Royal Doulton Employees' Benefit Trust are included in fixed asset investments and the costs of the Performance Share Plan are charged to the profit and loss account over the minimum period of service to which the normal conditions of the shares awarded relate.

Derivative Instruments

        The group uses foreign currency contracts to reduce exposure to foreign exchange rates. The rates under forward exchange contracts, are applied in converting the year-end overseas inter-company balances. The group also uses currency swaps to reduce exposure to foreign exchange rate movements on a proportion of its foreign currency debt.

NOTES TO THE FINANCIAL STATEMENTS

1.     Geographical analysis

        The analysis by geographical area of the group's turnover, loss before interest and net assets is set out below:

	Turnover			Loss before interest			Net assets
	2003	2002	2001	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m	£m	£m	£m
United Kingdom	48.0	59.6	73.1	(3.7)	(10.9)	(11.7)	41.6	38.5	50.5
North America	40.4	46.9	55.9	—	(8.4)	(4.7)	2.0	3.9	9.7
Continental Europe	3.1	3.4	5.3	(0.2)	(1.0)	(2.0)	1.4	1.3	1.2
Australasia and Pacific Basin	24.4	26.7	28.9	0.8	(2.7)	0.4	0.6	2.0	5.8
Rest of the World	0.6	1.4	2.6	(0.1)	(0.7)	(1.3)	—	—	—
Group net debt	—	—	—	—	—	—	(16.7)	(11.0)	(24.3)

	116.5	138.0	165.8	(3.2)	(23.7)	(19.3)	28.9	34.7	42.9

        Turnover is shown by destination, translated at average exchange rates. Loss before interest after exceptionals is stated by destination, translated at average exchange rates after allocating manufacturing, sourcing, central distribution and administration costs. Net assets are shown by location, translated at year-end exchange rates.

        Most group turnover is derived from the sale of manufactured or sourced china tableware and giftware. The Indonesian manufacturing facility generated turnover of £27.0 million (2002: £14.3 million, 2001: £15.1 million).

        The Companies Act 1985 requires the analysis of loss on ordinary activities before taxation, but the analysis of loss before interest after exceptionals is considered by the directors to be more meaningful. A reconciliation of loss before interest after exceptionals and loss on ordinary activities before taxation is shown in the consolidated profit and loss account.

2.     Net operating expenses

	2003	2002	2001
	£m	£m	£m
Marketing, selling and distribution costs	54.9	68.6	74.6
Administrative expenses	11.4	12.3	13.5
Other operating income	(1.6)	(2.1)	(2.2)

	64.7	78.8	85.9

        The 2003 administration costs include a £2.0 million (2002: £nil, 2001: £nil) SSAP 24 charge for the UK final salary pension scheme. Other operating income is principally licensing income.

3.     Operating loss

        Operating loss is stated after charging:

	2003	2002	2001
	£m	£m	£m
Depreciation charge for the year
Tangible owned fixed assets	2.9	4.6	5.5
Tangible fixed assets held under finance leases	—	0.1	0.2
Research and development	0.5	0.6	0.7
Auditors' remuneration
As auditors	0.1	0.1	0.1
Other services	0.1	0.5	0.3
Hire of plant and machinery—operating leases	1.7	1.9	2.0
Hire of other assets—operating leases	4.7	5.4	5.4
Loss on sale of fixed assets	—	—	0.2

        The auditors' remuneration includes £14,000 (2002: £14,000, 2001: £18,000) in respect of the company.

4.     Exceptional Items

        In 2003, net operating exceptional credits totalled £3.5 million made up of charges of £2.4 million in respect of redundancies and other staff reductions, and £0.6 million for other restructuring costs. This is reduced by credits of £0.5 million of other operating income from the sale of museum pieces, £5.6 million in respect of a stock provision release and £0.4 million in respect of other provision releases. There were no tax implications as a result of the exceptional items.

        Post-operating exceptional credits of £3.2 million comprise a £2.7 million profit arising from the sale of the Baddeley Green site, a profit of £0.5 million from the sale of the Regent site, a profit of £0.1 million from the sale of surplus plant and equipment and a profit of £0.1 million in respect of the sale of China Millers Limited, a 50% subsidiary, reduced by a loss of £0.2 million in respect of closures within the retail division.

        In 2002 operating exceptional charges totalled £13.2 million made up of £11.5 million in respect of redundancies and other staff reductions (of which £4.1 million was paid at the year end), £1.6 million in respect of a provision for lease terminations, £0.8 million for an impairment charge and £0.4 million for other restructuring costs. This is reduced by £0.8 million of other operating income from the sale of museum pieces and £0.3 million in respect of a stock provision release.

        In 2002 post operating exceptional credits of £4.2 million comprise a £0.9 million profit arising from terminating the Regent Street, London lease, a profit of £2.1 million from the sale of the North American properties, and a profit of £2.6 million in respect of the final payment from the sale of Minton House, offset by a loss of £1.4 million in respect of the closure of the printing site and sale of Baddeley Green plant and machinery.

        In 2001 operating exceptional charges totalled £6.0 million made up of £3.2 million in respect of redundancies and other staff reductions, £2.9 million in respect of a stock provision arising on the radical reduction in product range and £0.8 million for other restructuring costs, offset by £0.9 million of income from the sale of museum pieces. Post operating exceptionals comprise a loss (after reinstating goodwill previously written off of £2.2 million) of £0.9 million arising on the disposal of Caithness Glass.

5.     Profit/(loss) on disposals

	2003 Profit on disposal of China Millers	2003 Profit on disposal of fixed assets	2002 Profit on disposal of fixed assets	2001 Profit on disposal of fixed assets
	£m	£m	£m	£m
Cash proceeds received up to 31 December	0.7	6.3	8.9	5.7
Deferred consideration falling due after more than one year	—	1.5	—	0.2

Total consideration	0.7	7.8	8.9	5.9

Less: Net book value of assets sold
Fixed assets	0.5	0.4	4.3	2.7
Assets held for resale	—	4.1	—	—
Stock	0.4	—	—	2.1
Debtors	0.6	—	—	0.7
Creditors	(0.4)	—	—	(1.4)
Cash	0.1	—	—	0.1

Total	1.2	4.5	4.3	4.2

Less: Provision for future liability	—	0.2	—	—
Goodwill written back	—	—	—	2.2
Expenses	—	—	0.4	0.4
Release of Minority interest	0.6	—	—	—

Profit/(loss) on disposal	0.1	3.1	4.2	(0.9)

Cash proceeds received	0.7	6.3	8.9	5.7
Expenses paid	—	—	(0.2)	(0.4)

Net cash inflow	0.7	6.3	8.7	5.3

6.     Directors' emoluments

        Detailed disclosures of directors' individual remuneration and share options are given in the remuneration reports which formed part of the annual report in each of 2003, 2002 and 2001.

	2003	2002	2001
	£'000	£'000	£'000
Aggregate emoluments	646	744	561
Company contributions to defined contribution pension schemes	35	34	59

        Two directors (2002: two directors, 2001: three directors) have retirement benefits accruing under defined contribution pension schemes, and one director (2002: one director, 2001: one director) has benefits accruing under the UK defined benefit scheme.

	2003	2002	2001
	£'000	£'000	£'000
Emoluments payable to the highest paid director are as follows:
Aggregate emoluments	313	308	240
Company contributions to defined contribution pension schemes	—	—	25

7.     Employee information

        The average number of persons (including executive directors) employed by the group on either a full or part-time basis during the year was:

	2003	2002	2001
	Number	Number	Number
Production	1,971	2,367	3,028
Distribution	290	334	433
Sales and marketing (including retail shops)	1,281	1,568	1,782
Administration	129	264	301

	3,671	4,533	5,544

        The staff costs of the above persons were:

	2003	2002	2001
	£m	£m	£m
Wages and salaries	35.8	56.3	70.3
Social security costs	3.2	4.3	5.2
Pensions costs and post-retirement benefits (note 24)	3.1	1.6	1.9

	42.1	62.2	77.4

8.     Net interest payable and similar charges

	2003	2002	2001
	£m	£m	£m
On bank loans and overdrafts
Repayable within one year, not by instalments	1.3	1.2	2.0
On finance leases	—	—	0.1
Exchange losses on loans	0.6	—	—

Total interest payable	1.9	1.2	2.1

Less: interest received	(0.1)	(0.1)	(0.2)

	1.8	1.1	1.9

Refinancing costs	—	0.4	—

	1.8	1.5	1.9

        Costs of £0.4 million were incurred in respect of negotiating a £36.5 million committed bank facility in February, 2002. These costs have been charged in full to the profit and loss account during 2002.

9.     Taxation on profit on ordinary activities

	2003	2002	2001
	£m	£m	£m
Current UK corporation tax at 30% (2002: 30%, 2001: 30%)	—	0.1	0.1
Overseas taxation	0.1	0.5	0.6

	0.1	0.6	0.7

Under/(over) provision in respect of prior years
UK corporation tax	—	—	0.2
Overseas taxation	(0.2)	(0.4)	(0.1)

	(0.2)	(0.4)	0.1

	(0.1)	0.2	0.8

        In 2003 the tax credit arising from applying the weighted average corporation tax rate of 29% to the loss before tax of £5.0 million would result in a £1.4 million tax credit compared to an actual current year credit of £0.1 million.

        In 2002, applying the weighted average corporate tax rate of 33.0% to the loss before tax of £25.2 million would result in a £8.3 million tax credit compared to the 2002 charge of £0.6 million.

        The principal reason for the difference is movements in unprovided deferred tax assets in respect of short-term timing differences, excesses of capital allowances over depreciation and on trading losses in accordance with the rules of FRS 19.

        The 2003 credit of £0.1 million arose mainly from the tax charge on the trading profits arising in Royal Doulton Canada Limited offset by a recovery of tax at PT Doulton. The 2002 tax charge of £0.6 million arose mainly from the trading profits and capital gain arising in Royal Doulton Canada Limited and profits arising in China Millers Limited. The 2001 tax credit related to a tax refund paid to Royal Doulton USA resulting from carrying bank losses in 2001 against taxable profits in 1996 and 1997 following legislative changes in 2002.

10.   Holding company loss for the financial year

        As permitted by Section 230 of the Companies Act 1985, the holding company's profit and loss account has not been included in these financial statements for 2003, 2002 and 2001. The company's loss for the 2003 financial year was £2.6 million (2002: £15.0 million, 2001: £20.1 million).

11.   Dividends

        No dividends were declared or paid during the current and prior year(s) (being 2002 and 2001).

12.   Loss per share and diluted loss per share

        The calculation of loss per share and diluted loss per share is based on:

	2003	2002	2001
Loss for the financial year before exceptionals	£11.6 million	£16.2 million	£15.5 million
Loss for the financial year	£4.9 million	£25.6 million	£22.4 million
Normal weighted average number of shares in issue	328.1 million	286.9 million	119.6 million
Diluted weighted average number of shares in issue	328.1 million	286.9 million	119.6 million

13.   Intangible assets

Goodwill
£m
Cost
At 1 January, 2003	1.1
Additions	—

At 31 December, 2003	1.1

Amortisation
At 1 January, 2003	0.1
Charge for the year	0.1

At 31 December, 2003	0.2

Net book value
At 31 December, 2003	0.9

Cost
At 1 January, 2002	—
Additions	1.1

At 31 December, 2002	1.1

Amortisation
At 1 January, 2002	—
Charge for the year	0.1

At 31 December, 2002	0.1

Net book value
At 31 December, 2002	1.0

        The goodwill arose on the acquisition of a further 25% equity stake in PT Doulton on 28 March, 2002. It is being amortised on a straight line basis over 10 years, this being the period over which the directors estimate that the value of the underlying business acquired is expected to exceed the value of the underlying assets.

14.   Tangible fixed assets

	Freehold Land	Freehold buildings	Short leaseholds	Plant & machinery	Fixtures & fittings	Total
	£m	£m	£m	£m	£m	£m
Cost
At 1 January, 2003	3.0	13.6	1.2	29.3	21.1	68.2
Exchange differences	(0.3)	(0.5)	—	(1.1)	—	(1.9)
Additions	—	—	0.1	0.2	0.6	0.9
Disposals	—	(1.2)	(0.1)	(3.1)	(3.4)	(7.8)
Disposal of subsidiary undertaking	—	(0.6)	—	(1.3)	—	(1.9)

At 31 December, 2003	2.7	11.3	1.2	24.0	18.3	57.5

Depreciation
At 1 January, 2003	0.5	6.1	0.8	19.4	18.0	44.8
Exchange differences	—	(0.1)	—	(0.6)	(0.1)	(0.8)
Depreciation charge for the year	—	0.2	0.1	1.4	1.2	2.9
Eliminated in respect of disposals	—	(1.0)	(0.1)	(3.0)	(3.3)	(7.4)
Disposal of subsidiary undertaking	—	(0.2)	—	(1.2)	—	(1.4)

At 31 December, 2003	0.5	5.0	0.8	16.0	15.8	38.1

Net book value
At 31 December, 2003	2.2	6.3	0.4	8.0	2.5	19.4

Cost
At 1 January, 2002	3.9	23.8	1.6	42.6	30.6	102.5
Exchange differences	(0.3)	(0.8)	—	(1.2)	(1.1)	(3.4)
Additions	—	0.2	—	0.8	1.5	2.5
Disposals	(0.5)	(3.5)	(0.4)	(12.9)	(9.9)	(27.2)
Assets held for resale	(0.1)	(6.1)	—	—	—	(6.2)

At 31 December, 2002	3.0	13.6	1.2	29.3	21.1	68.2

Depreciation
At 1 January, 2002	0.5	10.1	1.2	27.9	26.5	66.2
Exchange differences	—	(0.3)	(0.1)	(0.5)	(1.0)	(1.9)
Depreciation charge for the year	—	0.4	0.1	2.3	1.9	4.7
Eliminated in respect of disposals	—	(2.1)	(0.4)	(11.0)	(9.4)	(22.9)
Impairment	—	—	—	0.7	—	0.7
Assets held for resale	—	(2.0)	—	—	—	(2.0)

At 31 December, 2002	0.5	6.1	0.8	19.4	18.0	44.8

Net book value
At 31 December, 2002	2.5	7.5	0.4	9.9	3.1	23.4

15.   Investments

Shares held in trust
£m
Cost
At 1 January, 2003	1.2
Addition	—

At 31 December, 2003	1.2

Amortisation
At 1 January, 2003	1.0
Charge for the year	0.1

At 31 December, 2003	1.1

Net book value
At 31 December, 2003	0.1

Cost
At 1 January, 2002	1.0
Addition	0.2

At 31 December, 2002	1.2

Amortisation
At 1 January, 2002	1.0
Charge for the year	—

At 31 December, 2002	1.0

Net book value
At 31 December, 2002	0.2

        Shares held in trust at 31 December, 2003 represented 4,541,666 ordinary shares of 1p each of Royal Doulton plc held for the purposes of the Performance Share Plan. This represented 1.4% of the group's issued ordinary share capital. At 31 December, 2003 these shares had a market value of £374,687.

        Shares held in trust at 31 December, 2002 represented 3,941,669 ordinary shares of Royal Doulton plc held for the purposes of the Performance Share Plan. This represented 1.2% of the group's issued ordinary share capital. At 31 December, 2002 these shares had a market value of £167,251.

        The arrangements for the distribution of shares in the trusts and the performance conditions necessary to be satisfied prior to vesting in individuals are disclosed in the remuneration report included in the annual reports.

Interests in group undertakings as at 31 December, 2003

        The directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. The following information relates to those subsidiary undertakings whose results or financial position, in the opinion of the directors, principally affect the results of the group:

				Proportion of nominal value of issued shares held by:
Name of undertaking	Country of incorporation or registration
		Principal activity	Shares held	Group	Company
Royal Doulton (UK) Limited	England & Wales	Manufacture, distribution & sale of tableware, giftware & associated products	Ordinary	—	100%
PT Doulton	Indonesia	Manufacture, distribution & sale of tableware, giftware & associated products	Ordinary	95%
Royal Doulton Australia Pty. Limited	Australia	Distribution & sale of tableware, giftware & associated products	Ordinary	100%	—
Royal Doulton Canada Limited	Canada	Distribution & sale of tableware, giftware & associated products	Ordinary	100%	—
Royal Doulton Hong Kong Limited	Hong Kong	Distribution & sale of tableware, giftware & associated products	Ordinary	100%	—
Royal Doulton Japan KK	Japan	Distribution & sale of tableware, giftware & associated products	Ordinary	100%	—
Royal Doulton USA Inc.	USA	Distribution & sale of tableware, giftware & associated products	Ordinary	100%	—

        All the above companies operate principally in their country of incorporation or registration. The 50% interest in China Millers Limited was sold on 1 July, 2003. See note 5.

16.   Stocks

	2003	2002
	£m	£m
Raw materials	3.6	5.0
Work in progress	2.2	2.7
Finished goods	25.9	26.6

	31.7	34.3

17.   Debtors

	2003	2002
	£m	£m
Amounts falling due after more than one year:
Other debtors	1.6	0.1

	1.6	0.1

Amounts falling due within one year:
Trade debtors	14.5	16.2
Amounts owed by subsidiary undertakings	—	—
Other debtors	1.2	1.8
Prepayments and accrued income	2.2	1.8

	17.9	19.8

	19.5	19.9

18.   Assets held for resale

	2003	2002
	£m	£m
Assets transferred from fixed assets	—	4.2
Provision for loss on disposal	—	(0.1)

	—	4.1

        Assets held for resale of £4.1 million comprise two amounts. £3.6 million of the net book value relates to land and buildings at the Baddeley Green site. This reflects the sale of 10 acres out of a total of 47 acres together with the buildings thereon which had been sold to Redrow Homes (West Midlands) Limited for a total consideration of up to £6.5 million. Shareholder agreement to the sale was given at an extraordinary general meeting held on 12 February, 2003. The remaining £0.5 million is in respect of the Beswick site, that has been sold for a consideration of £0.5 million. Beswick was closed in December, 2002 and completion occurred following vacant possession of the property later in 2003.

19.   Creditors: amounts falling due within one year

	2003	2002
	£m	£m
Bank loans and overdrafts	—	1.8
Trade creditors	6.5	7.2
Corporation tax	—	0.5
Other taxation and social security	1.6	1.6
Amounts owed to subsidiary undertakings	—	—
Other creditors	3.9	5.2
Accruals and deferred income	5.4	7.0

	17.4	23.3

20.   Creditors: amounts falling due after more than one year

	2003	2002
	£m	£m
Bank loans	20.6	14.2
Obligations under finance leases	—	—
Other creditors	0.3	0.2

	20.9	14.4

Bank loans and overdrafts are repayable as follows:
In one year or less	—	1.8
Between one and two years	20.6	—
Between two and five years	—	14.2

	20.6	16.0

        As at 31 December, 2003 the group had committed facilities of £27.5 million (2002: £30.0 million) and a £3.0 million (2002: £3.0 million) letter of credit facility. A further reduction in the facility of £2.5 million is due on 30 June 2004, reducing the committed facility to £25.0 million prior to the final repayment date of 31 March 2005. The committed facility is secured by fixed and floating charges against the assets of the group.

21.   Provisions for liabilities and charges

	Pensions & similar obligations	Deferred taxation	Restructuring provision	Total
	£m	£m	£m	£m
At 1 January, 2003	6.1	0.1	9.3	15.5
Exchange differences	—	—	(0.1)	(0.1)
Contributions paid to pension and post-retirement schemes	(3.2)	—	—	(3.2)
Profit and loss account	3.1	—	1.6	4.7
Eliminated on disposal of subsidiary undertaking	—	(0.1)	—	(0.1)
Utilised in the year	—	—	(8.5)	(8.5)

At 31 December, 2003	6.0	—	2.3	8.3

At 1 January, 2002	7.2	0.1	0.5	7.8
Exchange differences	(0.2)	—	(0.1)	(0.3)
Contributions paid to pension and post-retirement schemes	(2.5)	—	—	(2.5)
Profit and loss account	1.6	—	9.0	10.6
Utilised in the year	—	—	(0.1)	(0.1)

At 31 December, 2002	6.1	0.1	9.3	15.5

        Provision has been made for deferred taxation as follows:

	Amount provided
	2003	2002
	£m	£m
Tax effect of timing differences because of:
Excess of tax allowances over depreciation	—	0.1
Other	0.9	1.0
Trading losses	(0.9)	(1.0)

	—	0.1

        Unrelieved taxation losses estimated at £90.4 million (2002: £80.0 million) are currently available for offset against taxation liabilities of future years. Of this amount £76.2 million (2002: £68.1 million) relates to sterling losses arising in the United Kingdom.

        In addition to the unprovided deferred tax assets of £27.8 million (2002: £26.4 million) arising from the trading losses of £90.4 million (2002: £80.0 million) there are £10.8 million (2002: £14.6 million) of unprovided deferred tax assets arising on the excess of depreciation over tax allowances and short-term timing differences. These assets will only be recognised when it is more likely than not that they will be realised in the future.

22.   Called up share capital

	2003	2002
	£m	£m
Authorised
446,135,600 ordinary shares of 1p each	4.5	4.5
113,600,000 Deferred shares of 99p each	112.5	112.5

Allotted, called up and fully paid
83,091,072 Deferred shares of 99p each	82.3	82.3
332,364,288 (2002: 332,364,288) ordinary shares of 1p each	3.3	3.3

        There are no rights attached to the deferred shares.

Options

        At 31 December, 2003 there were outstanding options to subscribe for 1p ordinary shares granted under the Royal Doulton Executive Share Option Scheme:

	Year Granted	Number of shares	Exercise price	Exercise period
Executive Share Option Scheme	2000	87,418	68.6p	2003–2010
	2002	4,560,000	9.5p	2005–2012
	2002	710,000	5.0p	2005–2012
	2003	2,000,000	3.5p	2006–2013
	2003	500,000	2.87p	2006–2013

        The market price per ordinary share of the company at 31 December, 2003 was 8.25p. The market price during the year ended 31 December, 2003 varied between 8.25p and 2.62p.

        At 31 December, 2002 there were outstanding options to subscribe for 1p ordinary shares granted under the Royal Doulton Executive Share Option Scheme:

	Year Granted	Number of shares	Exercise price	Exercise period
Executive Share Option Scheme	1993	32,785	142.6p	1996–2003
	1996	5,100	192.2p	1999–2006
	1997	37,881	145.2p	2000–2007
	1999	979,070	68.6p	2002–2009
	2000	912,056	68.6p	2003–2010
	2001	72,847	68.6p	2004–2011
	2002	4,850,000	9.5p	2005–2012
	2002	855,000	5.0p	2005–2012

        The market price per ordinary share of the company at 31 December, 2002 was 4.25p. The market price during the year ended 31 December, 2002 varied between 4.25p and 16p.

        As a result of the Rights Issue which was approved at the EGM on 15 March, 2002 the number of share options and the exercise price was adjusted following approval of the changes by the Inland Revenue.

23.   Share premium account and reserves

	Share premium account	Capital reserve	Other reserve	Profit and loss account
	£m	£m	£m	£m
At 1 January, 2003	50.1	1.1	—	(103.2)
Loss absorbed for the year	—	—	—	(4.9)
Exchange differences	—	—	—	0.2

At 31 December, 2003	50.1	1.1	—	(107.9)

At 1 January, 2002	33.9	1.1	—	(76.4)
Loss absorbed for the year	—	—	—	(25.6)
Premium on shares issued (net of issues expenses)	16.2	—	—	—
Exchange differences	—	—	—	(1.2)

At 31 December, 2002	50.1	1.1	—	(103.2)

        The cumulative amount of goodwill written off to reserves at 31 December, 2003 was £12.0 million (2002: £12.0 million).

24.   Pension schemes

        The group has continued to account for pension costs in accordance with SSAP 24, however as required by the FRS 17 transitional rules, the balance sheet financial implications of FRS 17 are disclosed below.

(a)   SSAP 24

        The group operates a number of pension schemes throughout the world. With effect from April, 1999, the major UK scheme, the Royal Doulton Pension Plan (the "Plan"), which covers all UK employees converted, for future service accrual, from a funded defined benefit scheme to a funded defined contribution arrangement. Members' benefits in respect of pre-6 April, 1999 service continues to be on a defined benefit basis.

        The various pension schemes are generally self-administered and the schemes' assets are held independently of Royal Doulton finances. The UK schemes' assets are held by Doulton Pension Trust Limited.

        The total pension and post-retirement cost for the group was £3.1 million (2002: £1.6 million) of which £0.5 million (2002: £0.5 million) relates to overseas schemes. In addition the company paid £2.0 million in respect of the defined benefit funding shortfall of the Plan in the period. The pension cost relating to the major UK Plan is assessed in accordance with the advice of a qualified independent actuary using the projected unit method.

        The latest actuarial valuation of the Plan for the purpose of assessing pension costs was as at 1 January, 2003. The valuation showed that the market value of the assets of the Plan on the date was £148.6 million and that the actuarial value of the assets on the basis of the actuarial assumptions used was sufficient to cover 91% of the benefits which have accrued to members after allowing for prospective increases in pensionable salaries. The group is paying additional contributions to restore the funding level to 100%.

        The assumptions which had the most significant effect on the results of this valuation were those relating to the rate of return on investments and, the rate of increase in salaries and pensions. It was assumed that investment return would be 6.0% per annum, salary growth 2.25% per annum and pension increases of 2.25% per annum for benefits accrued after 5 April, 1997 and 1.75% per annum for those accrued before 6 April, 1997. Assets were taken at market value.

        Employer contributions in respect of post-5 April, 1999 defined contribution accrual were at the rates defined in the rules of the Plan.

        The balance sheet provision in respect of UK pensions at the end of 2003 amounted to £5.3 million (2002: £5.4 million).

(b)   FRS 17 disclosures

        Composition of the schemes

        The group operates defined benefit pension schemes in the UK, United States, Canada, Australia and Japan.

        The majority of the liabilities relating to these arrangements are associated with the main UK scheme, the Royal Doulton Pension Plan. The Royal Doulton Pension Plan (the "Plan"), which covers all UK employees converted, for future service accrual, from a funded defined benefit scheme to a funded defined contribution arrangement. Members' benefits in respect of pre-6 April, 1999 service continue to be on a defined benefit basis. The group also operates a post-retirement medical scheme in the United States and the liability which has been estimated as the present value of expected future insurance premiums payable was £0.2 million at 31 December, 2003.

        The liabilities set out below are based on the most recent actuarial valuations available for each scheme updated to 31 December, 2003 by an independent qualified actuary.

(i)    Major assumptions

	United Kingdom		Rest of the World
	2003	2002	2003	2002
Rate of general increase in salaries	2.65%	2.4%	0.0–3.5%	3.3%
Rate of increase to pensions in payment (Note 1)	2.15%	1.9%	—	—
Rate of increase to deferred pensions	2.65%	2.4%	—	—
Discount rate for scheme liabilities	5.5%	5.5%	1.75–6.4%	6.6%
Inflation	2.65%	2.3%	0.0–2.6%	2.2%

Note 1:

The majority of pensions were accrued before 6 April, 1997. These are assumed to increase at the rate of 2.15% pa. Pensions accrued after 5 April, 1997 are assumed to increase at 2.4% pa.

        In 2002 the assumed rate of increase to pensions in payment is 1.9% pa.

(ii)   Profit and loss account charge

        Analysis of the amount that would be charged to operating profit on full compliance with FRS 17 for the year ended 31 December, 2003.

	United Kingdom	Rest of the world	Total
	£m	£m	£m
Current service cost	—	0.3	0.3
Past service cost	—	—	—
(Gains)/losses on settlements and curtailments	—	—	—

Total charge to operating profit	—	0.3	0.3

        Total charge to operating profit for year ending 31 December, 2003 is increased by an additional £0.6 million to reflect the cost of the defined contribution part of the Royal Doulton Pension Plan.

        Analysis of the amount that would be charged to operating profit on full compliance with FRS 17 for the year ended 31 December, 2002.

	United Kingdom	Rest of the world	Total
	£m	£m	£m
Current service cost	—	0.2	0.2
Past service cost	—	—	—
(Gains)/losses on settlements and curtailments	—	—	—

Total charge to operating profit	—	0.2	0.2

        Total change to operating profit for year ending 31 December, 2002 is increased by an additional £1.5 million to reflect the cost of the defined contribution part of the Royal Doulton Pension Plan.

        Analysis of the amount that would be charged to finance income on full compliance with FRS 17 for the year ended 31 December, 2003.

	United Kingdom	Rest of the world	Total
	£m	£m	£m
Expected return on post-employment scheme assets	7.7	0.5	8.2
Interest on post-employment scheme liabilities	(9.4)	(0.8)	(10.2)

Net charge to other finance income	(1.7)	(0.3)	(2.0)

        Analysis of the amount that would be charged to finance income on full compliance with FRS 17 for the year ended 31 December, 2002.

	United Kingdom	Rest of the world	Total
	£m	£m	£m
Expected return on post-employment scheme assets	9.8	0.6	10.4
Interest on post-employment scheme liabilities	(10.4)	(0.6)	(11.0)

Net charge to other finance income	(0.6)	—	(0.6)

(iii)  Consolidated statement of total recognised gains and losses

        Analysis of the amount that would be recognised in the consolidated statement of total recognised gains and losses on full compliance with FRS 17 for the year ended 31 December, 2003.

	United Kingdom	Rest of the world	Total
	£m	£m	£m
Actual return less expected return on post-employment scheme assets	8.6	0.2	8.8
Experience gains and losses arising on the scheme liabilities	(5.5)	(1.5)	(7.0)
Changes in assumptions underlying the present value of the scheme liabilities	(2.0)	(0.9)	(2.9)

Actuarial loss recognised in the reconciliation of the surplus	1.1	(2.2)	(1.1)

Changes in the recognisable surplus of the schemes with a surplus restriction	—	—	—
Exchange adjustments	—	—	—

Actuarial loss recognised in the consolidated statement of total recognised gains and losses	1.1	(2.2)	(1.1)

	%	%	%
Difference between the expected and actual return on scheme assets expressed as a percentage of the scheme assets:	5.5	2.1	5.3
Experience gains and losses on scheme liabilities expressed as a percentage of the scheme liabilities:	(3.0)	(11.6)	(3.6)
Total amount recognised in statement of total recognised gains and losses expressed as a percentage of the scheme liabilities:	0.6	(17.0)	(0.6)

        Analysis of the amount that would be recognised in the consolidated statement of total recognised gains and losses on full compliance with FRS 17 for the year ended 31 December, 2002.

	United Kingdom	Rest of the world	Total
	£m	£m	£m
Actual return less expected return on post-employment scheme assets	(13.1)	(1.8)	(14.9)
Experience gains and losses arising on the scheme liabilities	5.2	1.5	6.7
Changes in assumptions underlying the present value of the scheme liabilities	(3.4)	(0.7)	(4.1)

Actuarial loss recognised in the reconciliation of the surplus	(11.3)	(1.0)	(12.3)

Changes in the recognisable surplus of the schemes with a surplus restriction	—	—	—
Exchange adjustments	—	—	—

Actuarial loss recognised in the consolidated statement of total recognised gains and losses	(11.3)	(1.0)	(12.3)

	%	%	%
Difference between the expected and actual return on scheme assets expressed as a percentage of the scheme assets:	(8.8)	(24.9)	(9.6)
Experience gains and losses on scheme liabilities expressed as a percentage of the scheme liabilities:	3.0	16.5	3.6
Total amount recognised in statement of total recognised gains and losses expressed as a percentage of the scheme liabilities:	(6.4)	(11.0)	(6.7)

(iv)  Balance sheet information

        The expected long-term rates of return and market values of the assets of the significant defined benefit post-employment plans at 31 December, 2003 were as follows:

	United Kingdom		Rest of the World
	Expected long-term rate of return	Market value	Expected long-term rate of return	Market value
	%	£m	%	£m
Market value of assets
Equities	7.50	48.5	2.75–8.00	5.3
Index linked bonds	4.75	103.9	—	—
Property	7.50	—	—	—
Cash	4.00	4.4	1.5–3.0	0.3
Fixed interest gilts	4.75	—	—	—
Corporate bonds	—	—	1.75–6.4	3.8

Total market value of assets (Note 1)		156.8		9.4
Present value of post-employment plan liabilities (Note 2)		183.5		12.9

Deficit on post-employment plan liabilities		(26.7)		(3.5)

Post-employment liabilities before deferred tax		(26.7)		(3.5)
Deferred tax asset		8.0		1.0

Net Pension deficit		(18.7)		(2.5)

Note 1:

Total market value of assets for the UK excludes assets of £8.1 million in respect of AVCs and the defined contribution part of the Plan.

Note 2:

The value of the UK liabilities excludes liabilities of £8.1 million in respect of AVCs and the defined contribution part of the Plan.

        If the deficit had been recognised in the financial statements, the group's net assets and profit and loss account at 31 December, 2003 would be as follows:

	2003		2003
	£m		£m
Net assets	28.9	Profit and loss account	(107.9)
Pension Provision under SSAP 24	5.8	Release of SSAP 24 pension provision	5.8
Pension deficit under FRS 17	(21.2)	Pension reserve	(21.2)

Revised net assets	13.5	Profit and loss reserve	(123.3)

        The expected long-term rates of return and market values of the assets of the significant defined benefit post-employment plans at 31 December, 2002 were as follows:

	United Kingdom		Rest of the World
	Expected long-term rate of return	Market value	Expected long-term rate of return	Market value
	%	£m	%	£m
Market value of assets
Equities	7.5	43.7	8.2	3.6
Index linked bonds	4.25	97.0	—	—
Property	6.50	6.50	—	—
Cash	4.25	1.30	4.75	0.9
Fixed interest gilts	4.50	—	—	—
Corporate bonds	5.00	—	6.25	2.8

Total market value of assets (Note 3)		148.6		7.4
Present value of post-employment plan liabilities (Note 4)		176.7		9.1

Deficit on post-employment plan liabilities		(28.1)		(1.7)

Post-employment liabilities before deferred tax		(28.1)		(1.7)
Deferred tax asset		8.4		0.5

Net Pension deficit		(19.7)		(1.2)

Note 3:

Total market value of assets for the UK excludes assets of £6.8 million in respect of AVCs and the defined contribution part of the plan.

Note 4:

The value of the UK liabilities excludes liabilities of £6.8 million in respect of AVCs and the defined contribution part of the plan.

        If the deficit had been recognised in the financial statements, the group's net assets and profit and loss account at 31 December, 2002 would have been as follows:

	£m		£m
Net assets	34.7	Profit and loss account	(103.2)
Pension Provision under SSAP 24	6.2	Release of SSAP 24 pension provision	6.2
Pension deficit under FRS 17	(20.9)	Pension reserve	(20.9)

Revised net assets	20.0	Profit and loss reserve	(117.9)

(v)   Net assets and profit and loss account

        Movement in deficit during the year:

	United Kingdom		Rest of the world		Total
	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m
Deficit in schemes at beginning of the year	(28.1)	(16.7)	(1.7)	(1.3)	(29.8)	(18.0)
Current service cost	—	—	(0.3)	(0.2)	(0.3)	(0.2)
Past service cost	—	—	—	—	—	—
Curtailment/settlement cost	—	—	—	—	—	—
Cash contributions	2.0	0.5	0.7	0.7	2.7	1.2
Other finance income	(1.7)	(0.6)	(0.3)	—	(2.0)	(0.6)
Actuarial gain/loss	1.1	(11.3)	(2.2)	(1.0)	(1.1)	(12.3)
Exchange adjustments	—	—	0.3	0.1	0.3	0.1

Deficit in schemes at end of the year	(26.7)	(28.1)	(3.5)	(1.7)	(30.2)	(29.8)

Note

The following currency rates were used in the above calculations:

	Rest of the world
	Australia	USA	Canada	Japan
At 31 December, 2003	$2.4	$1.8	$2.3	¥190.2
For cash flows during the year	$2.5	$1.7	$2.2	¥197.4
At December 2002	$2.9	$1.6	$2.5	¥192.2

25.   Reconciliation of operating loss to operating cash flows

	2003	2002	2001
	£m	£m	£m
Operating loss	(6.4)	(27.9)	(18.4)
Payment of fundamental restructuring costs	—	(0.1)	(0.8)
Depreciation, impairment and other amortisation	3.1	5.5	6.1
Loss on sale of fixed assets	—	—	0.2
Stocks decrease	1.9	7.9	8.9
Debtors decrease	1.5	2.1	3.9
Creditors increase/(decrease)	(11.4)	2.5	(3.4)

Net cash outflow from operating activities	(11.3)	(10.0)	(3.5)

26.   Analysis of changes in net debt

	At 1 January 2003	Cash flow	Other non-cash changes	Exchange movements	At 31 December 2003
	£m	£m	£m	£m	£m
Cash at bank and in hand	5.0	(1.1)	—	—	3.9

Debt due in more than one year	(14.2)	(5.7)	(1.8)	1.1	(20.6)
Debt due in less than one year	(1.8)	—	1.8	—	—

	(16.0)	(5.7)	—	1.1	(20.6)

	(11.0)	(6.8)	—	1.1	(16.7)

	At 1 January 2002	Cash flow	Other non-cash changes	Exchange movements	At 31 December 2002
	£m	£m	£m	£m	£m
Cash at bank and in hand	5.9	(0.7)	—	(0.2)	5.0

Debt due in more than one year	—	—	(14.2)	—	(14.2)
Debt due in less than one year	(29.9)	12.2	14.2	1.7	(1.8)

	(29.9)	12.2	—	1.7	(16.0)

Finance leases	(0.3)	0.3	—	—	—

	(24.3)	11.8	—	1.5	(11.0)

27.   Non-cash transactions

        During the year the group entered into £nil new finance lease arrangements (2002: £nil).

28.   Capital commitments

	2003	2002
	£m	£m
Capital expenditure contracted for but not provided for	—	—

29.   Financial commitments

        At 31 December the group had annual commitments under non-cancellable operating leases as follows:

	2003	2002
	£m	£m
Land and buildings
Expiring within one year	0.8	1.1
Expiring between two and five years	2.3	2.7
Expiring in over five years	2.5	2.5

	5.6	6.3

Other
Expiring within one year	0.1	0.2
Expiring between two and five years	0.5	1.3

	0.6	1.5

30.   Financial instruments

        The group's financial instruments, other than derivatives, comprise borrowings, cash and liquid resources, and various items, such as trade debtors, trade creditors etc, that arise directly from its operations. The use of derivative instruments is restricted to:

  •
  Forward foreign currency contracts and these are used to reduce the group's exposure to foreign currency risk primarily on inter-group balances.

  •
  Cross-currency swaps to reduce the group's exposure to foreign currency movements on a proportion of foreign currency debt.

        It is, and has been throughout the period under review, the group's policy that no trading in financial instruments shall be undertaken.

Interest Rate Risk

        The group finances its operations by bank borrowings and shareholders' funds. It borrows in the desired currencies at floating rates of interest.

Liquidity Risk

        Continuity of funding has been ensured by the availability of medium-term revolving committed facilities, which expire on 31 March, 2005. The loans are renewed monthly and adjustments are made to the loan balances to ensure dependent subsidiaries have sufficient working capital for the forthcoming month.

Foreign Currency Risk

        There are significant transactional exposures arising on inter-company sales remittances, and it is the policy of the group to hedge between 50% and 80% of the risk for the next 12 months using forward foreign currency contracts. It is the group policy to protect partially the risks arising from the translation of net assets on the majority of overseas investments by borrowing in local currency.

        The company has decided to opt to exclude short-term trade debtors, short-term trade creditors and short-term provisions from the following analyses as allowed under FRS 13.

Financial assets

        Financial assets comprise cash balances which attract variable rates and debtors due after more than one year which are non-interest bearing.

	2003	2002
	£m	£m
Cash Balances by currency
Sterling	0.3	2.1
United States Dollar	1.6	0.8
Japanese Yen	0.4	1.0
Canadian Dollar	0.5	0.6
Hong Kong Dollar	0.1	0.1
Australian Dollar	0.6	0.2
Euro	0.4	0.2

Subtotal	3.9	5.0

Other debtors due after more than one year
United States Dollar	0.1	0.1
Sterling	1.5	—

Total	5.5	5.1

Foreign exchange

        Currency exposure of the group's net monetary assets/(liabilities)

	USD	Yen	AUD	CAD	HKD	Euro	Total
	£m	£m	£m	£m	£m	£m	£m
2003
Functional Currency of group operation
Sterling	7.5	(2.9)	2.0	(2.6)	0.1	0.1	4.2

Total	7.5	(2.9)	2.0	(2.6)	0.1	0.1	4.2

2002
Functional Currency of group operation
Sterling	(3.5)	2.4	0.8	(3.4)	—	0.1	(3.6)

Total	(3.5)	2.4	0.8	(3.4)	—	0.1	(3.6)

Hedging:

        There were no significant unrecognised or deferred exchange differences at the end of the year.

Fair Value of Financial Assets and Financial Liabilities:

        After reviewing the fair value of the financial assets and financial liabilities the only significant difference identified was a £0.4 million loss arising on a $17 million USD currency swap into sterling on 1 December which expires January 2005.

Borrowing Facilities:

        The undrawn committed facilities available at year end are analysed as follows:

	2003	2002	2001
	£m	£m	£m
Expiring in one year or less	2.5	2.5	4.3
Expiring in more than one year but not more than two years	4.4	2.5	—
Expiring in more than two years	—	11.0	—

	6.9	16.0	4.3

Interest rate risk

        The group held the following financial liabilities:

	Floating rate financial liabilities	Non-interest bearing financial liabilities	Total
	£m	£m	£m
Sterling	12.5	—	12.5
Australian Dollar	0.7	—	0.7
United States Dollar	4.4	0.1	4.5
Japanese Yen	3.0	—	3.0

At 31 December, 2003	20.6	0.1	20.7

Australian Dollar	0.9	—	0.9
United States Dollar	13.3	0.1	13.4
Japanese Yen	1.8	—	1.8

At 31 December, 2002	16.0	0.1	16.1

        The floating rate financial liabilities comprise bank borrowings bearing interest rates by reference to the one month LIBOR rate in each territory. The maturity profile of the £20.6 million of floating rate financial liabilities is analysed in note 20. The £0.1 million of non-interest bearing financial liabilities is included within creditors due after more than one year.

31.   Contingent liabilities

        The company has guaranteed bank loans and overdrafts of certain subsidiary undertakings, the amount outstanding at 31 December, 2003 being £nil (2002: £1.8 million).

32.   Related parties

        During the year the group purchased raw materials of £1.4 million (2002: £2.1 million) from China Millers Ltd, which was a 50% subsidiary. On 1 July, 2003 the group sold its equity stake but continues to purchase raw materials from the company. The balance owed to China Millers Ltd at 31 December, 2003 was £0.1 million (2002: £0.5 million).

FIVE-YEAR SUMMARY

	1999	2000	2001	2002	2003
	£m	£m	£m	£m	£m
Operating results
Turnover	190.3	182.8	165.8	138.0	116.5
Operating loss before exceptional costs	(18.5)	(14.7)	(12.4)	(14.7)	(9.9)
Exceptional (costs)/credits	—	—	(6.0)	(13.2)	3.5

Operating loss	(18.5)	(14.7)	(18.4)	(27.9)	(6.4)
Fundamental restructuring costs	(9.1)	(4.8)	—	—	—
Profit/(loss) on disposals	1.1	12.0	(0.9)	4.2	3.2

Loss on ordinary activities before interest	(26.5)	(7.5)	(19.3)	(23.7)	(3.2)
Interest payable and similar charges	(3.1)	(2.0)	(1.9)	(1.5)	(1.8)

Loss before taxation	(29.6)	(9.5)	(21.2)	(25.2)	(5.0)
Taxation	(5.0)	1.0	(0.8)	(0.2)	0.1

Loss after taxation	(34.6)	(8.5)	(22.0)	(25.4)	(4.9)
Minority interests	0.2	(0.1)	(0.4)	(0.2)	—

Attributable loss	(34.4)	(8.6)	(22.4)	(25.6)	(4.9)
Dividends	—	—	—	—	—

Loss absorbed	(34.4)	(8.6)	(22.4)	(25.6)	(4.9)

Loss per share	(52.3p )	(10.5p )	(18.7p )	(8.9p )	(1.5p )

Adjusted loss per share (pre-exceptionals)	(40.2p )	(19.3p )	(13.0p )	(5.6p )	(3.5p )

Summarised balance sheets
Fixed assets	47.4	42.6	36.3	24.6	20.4
Net current assets	56.3	53.0	15.3	40.0	37.7

	103.7	95.6	51.6	64.6	58.1
Non-current liabilities	(19.2)	(22.2)	(0.9)	(14.4)	(20.9)
Provisions	(13.5)	(9.9)	(7.8)	(15.5)	(8.3)

Net assets	71.0	63.5	42.9	34.7	28.9

(B)  UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE, 2004

The following is the full text of the Royal Doulton Interim Results announced on 17 September, 2004.

"Interim Statement

        In the first half of 2004, the group has stabilised like-for-like sales after a long period of decline, announced the proposed closure of its uncompetitive last remaining UK factory (subject to the completion of the appropriate consultation with employees and their representatives); continued the improvement in gross margin evident last year; again reduced overheads and continued its record of sound cash and working capital management; and commenced the development of new sales channels with a view to future growth.

        As Royal Doulton nears the end of the long and painful process of completely changing the nature of its supply chain and cost base, greater emphasis has been placed on product ranging and design, sales and marketing, and the development of the Group's channels to market. By early 2005, the group proposes to be making only prestige, limited edition, and collectable product in the UK and to be able to focus, as a high quality, low cost business in a mature industry, on the development of additional revenues from the group's three outstanding brands, Minton, Royal Doulton and Royal Albert.

Results

        For the six months to 30 June 2004, sales were £49.1 million, some 15% lower than the corresponding period last year. Of this fall 80% was as a result of a reduction in the number of retail outlets following an extensive closure programme in 2003, and the remainder largely arose from the effect of sterling strengthening against other major currencies, and the effect of disposals. At constant exchange rates, group like-for-like sales fell 1% by value, with a most encouraging 9% increase in like-for-like retail sales worldwide, offset by an 8% like-for-like fall in wholesale sales.

        In the first half of 2004, gross margin (before exceptionals) improved by just under four points to 45.4% reflecting the closure of poorly performing stores and the benefit of increased sourcing of non prestige product. Overhead costs (before exceptionals and the pension charge for the UK defined benefit scheme) were reduced, for the sixth year in succession, this time by 12% to £28 million.

        The operating loss (before exceptionals and the pension charge for the UK defined benefit scheme) was reduced by a quarter to £5.7 million. The pension charge for the UK defined benefit scheme amounted to £1.2 million for the half year (2003: nil) and net exceptional credits of £0.2 million arose, comprising stock provision release of £0.5 million, and a gain on sale of museum pieces of £0.1 million, offset by £0.1 million redundancy costs and £0.3 million other restructuring costs. The group also generated a profit of £0.4 million on the sale and leaseback of the land and buildings at the Nile Street factory.

Financial position

        The group's record of strong cash and working capital management continued. The loss from operations was again more than offset by a reduction in working capital and debt was contained to £17.4 million at the half year end, compared with £16.7 million at 31 December, 2003. The following table summarises cash flows in the first half.

	£m	£m
Opening net debt		(16.7)
Cash outflow from trading	(4.1)
Working capital reduction	4.8	0.7

Cash outflow from restructuring costs	(1.8)
Disposal of surplus assets	2.5	0.7

Capital expenditure		(0.9)
Additional pension payments	(1.5)
Interest, currency and tax	0.3	(1.2)

		(17.4)

        The group currently has a total committed bank facility of £26.5 million, which expires on 31 March, 2005 and will commence the process of extending or replacing these during the second half. The group has commissioned a valuation of the group's brands from Interbrand and expects to provide the result of this along with its full year statements.

Outlook

        The board expects sales improvement in the second half, which is normally seasonally stronger than the first half in both sales and gross margin. Competitive pressures remain and the overall margin in the second half is unlikely to reach last year's 52%. The new retail concept store opened in Southport in April and will be followed by two more stores in Edinburgh and Manchester. The group's e-tailing site www.royaldoulton.com went live in the UK on 28th June and following encouraging initial sales, is expected to go live in North America shortly, and be rolled out to other territories thereafter.

        Industry overcapacity is unlikely to reduce quickly with attendant pressure on pricing and margins. The economic background of rising interest rates and low pay inflation, coupled with any reduction in consumer confidence will mean that only the most effective groups will be able to compete successfully for discretionary consumer spend. Royal Doulton expects to be in a strong competitive position by early 2005, and this, coupled with the well designed product ranges and the undoubted strength of the group's brands, augurs well for long term growth.

Hamish Grossart
Chairman

CONSOLIDATED PROFIT & LOSS ACCOUNT
For the 6 months ended 30 June 2004

	Note	6 months to 30 June 2004	6 months to 30 June 2003	Year to 31 December 2003
		£m (unaudited)	£m (unaudited)	£m (audited)
Turnover		49.1	58.0	116.5

Operating loss before pension and exceptional items		(5.7)	(7.8)	(7.9)
Pension charge	2	(1.2)	—	(2.0)
Exceptional items	5	0.2	0.8	3.5

Operating loss after pension and exceptional items	4	(6.7)	(7.0)	(6.4)
Profit on disposal of fixed assets	6	0.4	2.8	3.1
Profit on disposal of subsidiary		—	—	0.1

Loss on ordinary activities before interest		(6.3)	(4.2)	(3.2)
Net interest payable and similar charges		(0.1)	(0.7)	(1.8)

Loss on ordinary activities before taxation		(6.4)	(4.9)	(5.0)
Taxation		—	—	0.1

Loss on ordinary activities after taxation		(6.4)	(4.9)	(4.9)

Loss for the period		(6.4)	(4.9)	(4.9)
Dividends	8	—	—	—

Loss absorbed for the period		(6.4)	(4.9)	(4.9)

Loss per share	7	(1.9p )	(1.5p )	(1.5p )

Diluted loss per share	7	(1.9p )	(1.5p )	(1.5p )

        The above results are derived from continuing operations. The reconciliation from turnover to operating loss is shown in note 4.

CONSOLIDATED BALANCE SHEET
As at 30 June 2004

	Note	30 June 2004	30 June 2003	31 December 2003
		£m (unaudited)	£m (unaudited)	£m (audited)
Fixed assets:
Intangible assets		0.9	1.0	0.9
Tangible assets		16.5	21.6	19.4
Investments		0.1	0.2	0.1

		17.5	22.8	20.4
Current assets:
Stocks		27.1	29.0	31.7
Debtors: amounts falling due after more than one year		1.6	1.6	1.6
Debtors: amounts falling due within one year		15.4	17.2	17.9
Cash at bank and in hand		4.5	3.0	3.9

		48.6	50.8	55.1
Creditors: amounts falling due within one year
Other		(15.6)	(16.3)	(17.4)
Borrowings		(21.9)	(0.9)	—

		(37.5)	(17.2)	(17.4)

Net current assets		11.1	33.6	37.7

Total assets less current liabilities		28.6	56.4	58.1
Creditors: amounts falling due after more than one year
Other		(0.3)	(0.1)	(0.3)
Borrowings		—	(18.9)	(20.6)

		(0.3)	(19.0)	(20.9)

Provisions for liabilities and charges		(6.6)	(6.4)	(8.3)

Net assets		21.7	31.0	28.9

Capital and reserves:
Called up share capital		85.6	85.6	85.6
Share premium account		49.9	50.1	50.1
Capital reserve		1.1	1.1	1.1
Profit and loss account		(114.9)	(106.9)	(107.9)

Equity shareholders' funds		21.7	29.9	28.9
Equity minority interests		—	1.1	—

		21.7	31.0	28.9

CONSOLIDATED CASH FLOW STATEMENT
For the 6 months ended 30 June 2004

	Note	6 months to 30 June 2004	6 months to 30 June 2003	Year to 31 December 2003
		£m (unaudited)	£m (unaudited)	£m (audited)
Net cash outflow from operating activities	9	(2.6)	(11.0)	(11.3)

Return on investments and servicing of finance:
Dividend paid to minority interest		—	—	(0.5)
Interest received		0.6	—	—
Interest paid		(0.6)	(0.4)	(0.9)

Net cash outflow from returns on investments and servicing of finance		—	(0.4)	(1.4)

Taxation		0.1	(0.5)	(0.4)

Capital expenditure and financial investment:
Purchases of tangible fixed assets		(0.9)	(0.3)	(0.9)
Disposal of assets		2.5	5.8	6.3

Net cash inflow from capital expenditure and financial investment		1.6	5.5	5.4

Acquisitions and disposals:
Disposal of China Millers Limited		—	—	0.7
Cash disposed of with China Millers Limited		—	—	(0.1)
Balance of consideration from disposal of Caithness Glass Limited		—	0.3	0.3

Net cash inflow from acquisitions and disposals		—	0.3	0.9

Net cash outflow before financing		(0.9)	(6.1)	(6.8)

Financing:
Increase in borrowings		1.5	4.0	5.7

Net cash inflow from financing		1.5	4.0	5.7

Increase/(decrease) in cash during the period		0.6	(2.1)	(1.1)

        Interest received relates to a gain on a USD currency swap.

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
For the 6 months ended 30 June 2004

	6 months to 30 June 2004	6 months to 30 June 2003	Year to 31 December 2003
	£m (unaudited)	£m (unaudited)	£m (audited)
Increase/(decrease) in cash in the period	0.6	(2.1)	(1.1)
Cash outflow from debt and lease financing	(1.5)	(4.0)	(5.7)

Change in net debt resulting from cash flows	(0.9)	(6.1)	(6.8)
Exchange differences	0.2	0.3	1.1

Movement in net debt in the period	(0.7)	(5.8)	(5.7)
Opening net debt	(16.7)	(11.0)	(11.0)

Closing net debt	(17.4)	(16.8)	(16.7)

SUPPLEMENTARY STATUTORY INFORMATION
For the 6 months ended 30 June 2004

Statement of total recognised gains and losses

	6 months to 30 June 2004	6 months to 30 June 2003	Year to 31 December 2003
	£m (unaudited)	£m (unaudited)	£m (audited)
Loss for the financial period	(6.4)	(4.9)	(4.9)
Currency translation differences on foreign currency net investments	(0.8)	1.2	0.2

Total recognised losses relating to the period	(7.2)	(3.7)	(4.7)

Reconciliation of movement in group equity shareholders' funds

	30 June 2004	30 June 2003	31 December 2003
	£m (unaudited)	£m (unaudited)	£m (audited)
Opening shareholders' funds	28.9	33.6	33.6

Loss for the financial period	(6.4)	(4.9)	(4.9)
Other recognised gains and losses relating to the period	(0.8)	1.2	0.2

Net movement in shareholders' funds	(7.2)	(3.7)	(4.7)

Closing shareholders' funds	21.7	29.9	28.9

NOTES ON RESULTS
For the 6 months ended 30 June 2004

1.     Basis of preparation

        The results for the six months ended 30 June 2004 have been prepared applying the accounting policies described on pages 32 and 33 of the Royal Doulton 2003 Annual Report, and are neither audited nor reviewed. The results for the twelve months ended 31 December, 2003 are in abbreviated form and have been extracted from the Royal Doulton 2003 Annual Report which has been filed with the Registrar of Companies. These accounts have been audited and the auditors' report was unqualified.

2.     Pension schemes

        The amount separately identified in the profit and loss account relates to the UK defined benefit scheme only. In addition the Group also has a UK defined contribution scheme and overseas pension schemes. No UK defined benefit scheme pension charge was made in the first half of 2003 as the full charge was posted in the second half of 2003.

3.     Proposed Nile Street closure

        On 26 March 2004 the group announced the proposed closure of the last remaining UK factory at Nile Street in Stoke-on-Trent (subject to the appropriate consultation with employees and their representatives). The cash costs are expected to be approximately £5 million which would be met from the sale of the Nile Street land and buildings of £2.5 million and £1 million from the disposal of other surplus assets within the group, mainly plant and machinery and surplus museum pieces with the balance expected to be met from bank facilities. The profit and loss account charge resulting from the closure would be approximately £8.5 million, which would be provided for in the Royal Doulton 2004 Annual Report.

        A new manufacturing facility is being proposed which will be devoted to making limited edition and high value products under the Minton and Royal Doulton brands. It is expected to be operational in mid 2005 at a cost of up to £1 million.

4.     Operating loss

	Note	6 months to 30 June 2004	6 months to 30 June 2003	Year to 31 December 2003
		£m (unaudited)	£m (unaudited)	£m (unaudited)
Turnover		49.1	58.0	116.5
Cost of sales	5	(26.4)	(32.5)	(58.2)

Gross profit		22.7	25.5	58.3
Net operating expenses	5	(29.4)	(32.5)	(64.7)

Operating loss		(6.7)	(7.0)	(6.4)

5.     Exceptional items

        Cost of sales operating exceptionals of £0.4 million comprises the release of a £0.5 million stock provision relating to the sale of obsolete and slow-moving stock, offset by £0.1 million other restructuring costs. Net operating expenses of £0.2 million is £0.1 million redundancy costs and £0.2 million other restructuring costs, offset by £0.1 million of other operating income from the sale of museum pieces.

	6 months to 30 June 2004	6 months to 30 June 2003	Year to 31 December 2003
	£m (unaudited)	£m (unaudited)	£m (unaudited)
Cost of sales	0.4	1.4	3.8

Net operating expenses	(0.2)	(0.6)	(0.3)

Total exceptional credits	0.2	0.8	3.5

6.     Profit on disposals

        This profit relates to the sale and leaseback of land and buildings at the Nile Street site, which were sold for £2.5 million with a net book value of £2.1 million.

7.     Loss per share and diluted loss per share

        The calculation of loss per share and diluted loss per share is based on:

	6 months to 30 June 2004		6 months to 30 June 2003		Year to 31 December 2003
	(unaudited)		(unaudited)		(unaudited)
Loss for the financial period	£6.4	m	£4.9	m	£4.9	m
Normal weighted average number of shares in issue	327.8	m	328.3	m	328.1	m
Diluted weighted average number of shares in issue	327.8	m	328.3	m	328.1	m

8.     Dividends

        The directors have not declared an interim dividend (2003 none).

9.     Reconciliation of operating loss to operating cash flows

	6 months to 30 June 2004	6 months to 30 June 2003	Year to 31 December 2003
	£m (unaudited)	£m (unaudited)	£m (unaudited)
Operating Loss (after pension and exceptional items)	(6.7)	(7.0)	(6.4)
Depreciation and amortisation	1.5	1.7	3.1

Outflow from trading	(5.2)	(5.3)	(3.3)
Stock decrease	3.9	5.6	1.9
Debtors decrease	2.3	2.9	1.5
Creditors decrease	(3.6)	(14.2)	(11.4)

Net cash outflow from operating activities	(2.6)	(11.0)	(11.3)

        Included within the reduction in creditors is a £1.5 million payment of exceptional costs which was provided for in 2003 and a £1.5 million contribution into the defined benefit section of the UK pension scheme (Royal Doulton Pension Plan)".

PART 4 – UNAUDITED INTERIM RESULTS OF
WATERFORD WEDGWOOD
FOR THE SIX MONTHS ENDED 30 SEPTEMBER, 2004

The following is the full text of the Interim Results of Waterford Wedgwood announced on 19 November, 2004.

"INTERIM RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

Interim results to 30 September 2004

        Waterford Wedgwood, the luxury lifestyle group, today reports a pre-tax profit of €8.9 million for the six months to 30 September 2004, compared with a loss before tax of €44.8 million for the same period in 2003. This pre-tax profit includes an exceptional profit of €103.2 million from the sale of All-Clad, the US-based premium cookware business. Operating loss for the period was €21.4 million compared with a €4.2 million profit for the same period in 2003.

Highlights

  •
  Net debt is €280.7 million, down from €429.9 million at 30 September 2003. The All-Clad proceeds substantially reduced long-term debt and facilitated ongoing balance sheet restructuring

  •
  As announced on 21 October 2004, sales for the six months to September 30 were €356.0 million. On a like-for-like basis (adjusted for the All-Clad disposal and currency movements), this was 5% down on 2003

  •
  Reported sales (including All-Clad and at actual exchange rates) fell more sharply, from €405.8 million to €356.0 million

  •
  The changes outlined in our Plan for Growth in June are in progress. These interim results include a charge of €25.3 million for working capital reduction programme. Substantial inventory reduction is currently being implemented. Price increases have been announced in major markets, to be implemented in the first quarter of calendar 2005

  •
  Current trading remains very challenging. October sales were 10% down on the same period last year on a like-for-like basis (excluding All-Clad and currency movements) although indications on trading in November suggest some improvement

Royal Doulton Update

  •
  Discussions with Royal Doulton about a possible recommended offer are progressing. There can be no certainty that a formal offer will be made

  •
  A circular will be issued to shareholders shortly to convene an extraordinary general meeting at which various shareholder approvals will be sought. These approvals are required for the purpose of the proposed underwritten Rights Issue announced on 21 October

        Redmond O'Donoghue, Group Chief Executive, commented:

        "As previously advised, although market share was maintained, sales in the six months were disappointing. Our Group and our industry continue to face challenging times."

        "While we enjoy market-leading positions in each of our product areas, we accept that these results are not good enough. We have considerably strengthened senior management and mapped out our Plan for Growth. We are committed to implementing this strategy as quickly as possible."

        "A successful acquisition of Royal Doulton would increase the volume through our factories without substantially increasing production costs, as well as providing further synergistic benefits. Evaluation of the possible offer for Royal Doulton, announced at our AGM on 21st October 2004, is progressing. Consistent with this, the posting of the shareholder circular is a tangible step forward."

        "Current trading remains difficult. However, indications on trading in November suggest some improvement."

CHIEF EXECUTIVE'S STATEMENT

        At this stage last year, we reported some signs of improvement. Unfortunately, the improvements proved to be a temporary respite and the six months to 30 September 2004 have been very difficult, illuminated only by the sale of All-Clad, our US premium cookware business, for a very favourable price, and by our negotiation of a new bank lending facility with more flexible terms.

        As announced on 21 October 2004, total sales for the six months to 30 September 2004 were €356.0 million, down 5% on a like-for-like basis (at constant currency and excluding All-Clad). At actual exchange rate and including All-Clad, sales were down 12% from €405.8 million. Sales were lower for a number of reasons including reduced revenues from the United States due to the weakness of the US Dollar and a softening of customer demand in the core markets of the UK and the US. Weaker demand was experienced across the industry.

        Although we benefited from reduced costs in the period, these reductions were not enough to shield us from the impact of lower sales revenues and the falling value of the US Dollar. Operating profit of €4.2 million in the same period last year thus became an operating loss of €21.4 million in the period under review.

        Financing costs were €43.8 million, up from €12.9 million. This was largely due to a series of one-off payments relating to the new financing arrangements put in place during the half-year. €13.7 million was written off for the costs of previous refinancing. In addition, there were €5.8 million of makewhole payments to holders of Private Placement Notes, €4 million of fees to our former bank syndicate and €2.7 million of amortisation of the previously-incurred financing costs. The balance was due to interest payments.

        In addition to these non-recurring financing charges, we have implemented certain strategic decisions that have impacted these half-year results, such as inventory reduction charges, the cost of downtime at our manufacturing plants and a decision to exit certain retail channels in the United States incompatible with our brands' image. We feel that these strategic decisions will be of benefit going forward.

        The sale of All-Clad for $250 million cash (€206 million) and the resultant gain enabled the Group to return to profitability despite losses at an operating level. The gain on the All-Clad disposal was €103.2 million which helped to mitigate the effects of the substantial financing-related charges, further dollar weakness and the charge of €25.3 million to our profit and loss account caused by our programme to reduce working capital. The net effect was to turn the operating loss into a pre-tax profit of €8.9 million compared with a pre-tax loss of €44.8 million a year earlier.

        Trading since the end of the half-year has continued to be difficult. Sales in October were down 10% on the same period last year on a like-for-like basis (excluding All-Clad and currency movements), although indications on trading in November suggest some improvement.

        As outlined in June, we are implementing a six-point Plan for Growth, which is intended to substantially reduce costs, improve margins and restore our Group to operating profitability and long-term growth. For example, we have already reduced our Stock Keeping Units ("SKUs") by 40%, thereby reducing our working capital requirement, and have announced price increases in major markets, to be implemented in the first quarter of calendar 2005.

        The possible recommended offer for Royal Doulton is a very attractive prospect which we believe would contribute to the consolidation of the ceramics industry. These discussions are progressing and we will issue further updates in due course; however, there can be no certainty that a formal offer will be made. A circular will be issued shortly to convene an extraordinary general meeting at which independent shareholder approval will be sought for a waiver under Rule 9 of the Irish Takeover Rules which has been granted by the Irish Takeover Panel; additionally, shareholder approval will be sought for an increase in authorised share capital and renewal of various allotment authorities, each for the purposes of the proposed Rights Issue.

        Despite current difficulties, we remain confident of the long-term prospects of this business for the following reasons:

  •
  We have world-leading brands with strong market positions in some of the world's leading economies including the US, Japan and the UK

  •
  Those brands are in remarkably good shape and continue to enjoy premium pricing

  •
  Our plants are world-class and have had huge capital and state-of-the-art restructuring investment (c. €300 million) in recent years. Our incremental unit costs are comparable to China, resulting in a direct benefit to the bottom line from any growth in sales

  •
  The All-Clad experience demonstrates how we can transfer our marketing skills to new product areas

  •
  Our strong designer alliances (e.g. Vera Wang, John Rocha, Jasper Conran) remain an important and growing part of our business

Sector Overview

Crystal

        The Group's crystal brands recorded sales of €120.8 million (2003: €135.4 million), down 7.1% at constant exchange rates (10.8% at prevailing rates), mainly due to continued weaker trading for Waterford Crystal in the United States. Crystal sales in most other territories including Ireland, the UK and mainland Europe maintained or improved on the same period last year. To address this, John Foley, chief executive of Waterford Crystal, has been given the added responsibility for the Waterford business in the United States and is now based in this important market, from which he is giving renewed focus and energy to Waterford's worldwide business. In October, we launched a new range, Black by John Rocha. The alliance with John Rocha has been successful for a number of years.

Ceramics

        Sales of ceramic products were €158.4 million (2003: €170.3 million), down 7.1% at constant exchange rates (7.0% at prevailing rates) due to continuing market softness in the US and UK. More encouragingly, sales in the important Japanese market remained level. A number of new ranges will be presented to the market in the near future.

Other products

        Our other products sales were €52.6 million (2003: €55.6 million), up 0.4% at constant exchange rates (down 5.4% at prevailing rates). This segment includes Spring, our Swiss-based premium cookware company, which enjoyed growth of 19%.

Plan for Growth

        In June, we announced our six point Plan for Growth, the key strategy to return your group to financial health. We have made progress under each of the headings:

  •
  Sale of All-Clad

  All-Clad has been sold for an attractive price; this has facilitated our actions to reduce working capital

  •
  Working Capital

  The business uses too much working capital. This is being reduced, principally through a reduction in inventory. We have introduced short-time working throughout our manufacturing operations. This has reduced our cash costs and is helping to lower inventory

  •
  Marketing Spend

  We are committed to increased marketing expenditure over the next two years in order to drive revenue growth, notwithstanding the current difficulties of the business

  •
  Marketing Initiatives

  Waterford, Wedgwood and Rosenthal are each developing a set of exciting marketing initiatives to be introduced next year. These are expected to contribute to sales growth in fiscal 2006 and beyond. Black by John Rocha has been launched to encouraging indications

  •
  Increased Factory Utilisation

  Over the past seven years, we have invested about €300 million in technology and rationalisation of plants. This gives us low incremental unit costs. A successful acquisition of Royal Doulton would increase the volume through our factories without substantially increasing production costs

  •
  Strengthened Management

  During the period, Peter Cameron was appointed Chief Operating Officer, Paul D'Alton was appointed Chief Financial Officer and John Foley, who was given worldwide responsibility for Waterford Crystal, has relocated to the US, our most important market

        Redmond O'Donoghue
Group Chief Executive
19 November 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		6 months ended
	Note	30 September 2004	30 September 2003
		€m	€m
		(unaudited)	(unaudited)
Sales by category
Crystal		120.8	135.4
Ceramics		158.4	170.3
Other products		52.6	55.6

Total sales—continuing operations		331.8	361.3
Discontinued operations		24.2	44.5

Total Group sales		356.0	405.8

Group operating loss—continuing operations		(23.7)	(1.8)
Discontinued operations		2.3	6.0

Total Group operating (loss)/profit		(21.4)	4.2
Profit on sale of All Clad business		103.2	—
Loss relating to working capital reduction programme		(25.3)	—
Loss relating to restructuring and severance cost		(3.2)	(32.7)
Profit on sale of fixed assets		2.1	—
Goodwill amortisation	5	(2.7)	(3.4)

Group profit/(loss) before financing costs		52.7	(31.9)
Financing costs	3	(43.8)	(12.9)

Profit/(loss) on ordinary activities before taxation		8.9	(44.8)
Taxation on profit/(loss) on ordinary activities		(0.7)	1.7

Profit/(loss) on ordinary activities after taxation		8.2	(43.1)
Minority interests		(0.6)	0.4

Retained profit/(loss) for the period		7.6	(42.7)

Loss per ordinary share before goodwill amortisation and exceptional items (cents)	4	(4.71c )	(0.79c )
Earnings/(loss) per ordinary share (cents)	4	0.76c	(5.15c )
Diluted earnings/(loss) per ordinary share (cents)		0.76c	(5.15c )

CONSOLIDATED BALANCE SHEET

		As at
	Note	30 September 2004	30 September 2003
		€m	€m
		(unaudited)	(unaudited)
Fixed assets
Intangible assets	5	42.1	106.5
Tangible assets		183.0	207.9
Financial assets		14.5	14.8

		239.6	329.2

Current assets
Stocks		289.0	307.2
Debtors		152.0	193.2
Cash and deposits		26.6	32.3

		467.6	532.7
Creditors (amounts falling due within one year)		(160.8)	(201.6)
Bank loans and overdrafts		—	(49.4)

Net current assets		306.8	281.7

Total assets less current liabilities		546.4	610.9
Creditors (long and medium debt)		(307.3)	(412.8)
Other long term creditors		(37.3)	(36.2)
Provisions for liabilities and charges		(1.2)	(1.1)

		200.6	160.8

Capital and reserves
Called up share capital		73.5	57.2
Share premium account		213.7	194.3
Revaluation reserve		7.2	9.3
Profit and loss account		(100.6)	(106.3)
Capital conversion reserve fund		2.6	2.6

Shareholders' funds—equity interests		196.4	157.1
Minority interests—equity interests		4.2	3.7

		200.6	160.8

CONSOLIDATED CASH FLOW

	6 months ended
	30 September 2004	30 September 2003
	€m	€m
	(unaudited)	(unaudited)
Group operating (loss)/profit	(21.4)	4.2
Restructuring spend	(9.2)	(11.3)
Depreciation	17.7	18.5
Working capital	(29.5)	(52.7)

Cashflow from operations	(42.4)	(41.3)
Financing costs	(29.6)	(14.1)
Capital expenditure (net)	(2.0)	(19.8)
Taxation paid	(2.2)	(5.9)
Dividends paid	—	(7.6)

Net Group cashflow	(76.2)	(88.7)
Exchange	(0.1)	15.5
Disposal of All Clad business	194.9	—
Amortisation and write-off of financing fees	(16.4)	—
Opening debt	(382.9)	(356.7)

Closing debt	(280.7)	(429.9)

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

	6 months ended
	30 September 2004	30 September 2003
	€m	€m
	(unaudited)	(unaudited)
Profit/(loss) for the period	7.6	(42.7)
Exchange translation effect on net overseas investments	(5.5)	(1.7)

Total recognised gains/(losses) for the period	2.1	(44.4)
Scrip dividend	—	1.7
Shareholders' funds at beginning of period	194.3	199.8

Shareholders' funds at end of period	196.4	157.1

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.     Basis of Preparation of Unaudited Interim Consolidated Financial Statements

        These unaudited interim consolidated financial statements have been prepared applying the accounting policies described on page 14 of the published accounts for the year ended 31 March 2004.

2.     Exchange Rates

        Euro exchange rates used to translate the results of the Group's principal overseas subsidiaries were as follows:

	Profit and loss transactions 6 months ended		Balance sheet as at
	30 September 2004	30 September 2003	30 September 2004	30 September 2003
U.S. Dollar	$1.21	$1.13	$1.24	$1.17
Sterling	£0.67	£0.70	£0.69	£0.70
Yen	Y133.42	Y133.59	Y137.28	Y129.57

3.     Financing costs

	6 months ended 30 September 2004	6 months ended 30 September 2003
	€m	€m
Interest and related costs	21.6	12.9
Amortisation of financing fees	2.7	—
Write-off of financing fees	13.7	—
Makewhole payments	5.8	—

Total financing costs	43.8	12.9

4.     (Loss)/earnings per Ordinary Share

	6 months ended 30 September 2004			6 months ended 30 September 2003
	Profit/ (loss)	No. of shares	Per share	Profit/ (loss)	No. of shares	Per share
	€m	millions	cents	€m	millions*	cents
Loss for the financial period before goodwill amortisation and exceptional items	(47.0)	997.0	(4.71)	(6.6)	829.9	(0.79)
Profit on sale of All Clad business	103.2	997.0	10.34	—	—	—
Loss relating to working capital reduction programme	(25.3)	997.0	(2.54)	—	—	—
Loss relating to restructuring and severance cost	(3.2)	997.0	(0.32)	(32.7)	829.9	(3.95)
Profit on sale of fixed assets	2.1	997.0	0.21	—	—	—
Write off of financing fees	(13.7)	997.0	(1.37)	—	—	—
Makewhole payments	(5.8)	997.0	(0.58)	—	—	—
Goodwill amortisation	(2.7)	997.0	(0.27)	(3.4)	829.9	(0.41)

Profit/(loss) for the financial period	7.6	997.0	0.76	(42.7)	829.9	(5.15)

*
The weighted average number of shares and the earnings per share for the 6 months ended 30 September 2003 have been adjusted to reflect the bonus element of the rights issue which was announced in November 2003.

5.     Intangible assets—Goodwill

€m
Balance at 31 March 2004	100.4
Goodwill amortisation	(2.7)
Charged to profit on sale of the All Clad business	(56.6)
Exchange	1.0

Balance at 30 September 2004	42.1

        Goodwill amortisation from continuing operations amounted to €1.4 million (30 September 2003: €1.4 million) and from discontinued operations amounted to €1.3 million (30 September 2003: €2.0 million).

6.     Restructuring and rationalisation provision

€m
Balance at 31 March 2004	9.3
Charged to the profit and loss account	3.2
Utilised	(9.2)

Balance at 30 September 2004	3.3

7.     Net debt

        Net debt at 30 September 2004 comprising borrowings less cash and deposits and unamortised debt issue costs amounted to €280.7 million (30 September 2003: €429.9 million).

8.     Listed investment

        The Group holds 21.16% of the issued share capital of Royal Doulton plc. The market value of this investment at 30 September 2004 was €7.1 million based on a share price of £0.07. The book carrying value at 30 September 2004 was €8.8 million.

9.     Contingent asset

        Under the agreement for the sale of the All-Clad business, the Group may become entitled to an additional contingent consideration dependent upon the final agreed net worth of the All-Clad business at the point of sale.

INDEPENDENT REVIEW REPORT TO WATERFORD WEDGWOOD PLC

Introduction

        We have been instructed by the company to review the financial information set out on pages 82 to 86. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

        The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Board of Directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

        We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board applicable in Ireland. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards applicable in Ireland and, therefore, provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information. This report has been prepared for and only for the company for the purpose of the Listing Rules of the Irish Stock Exchange and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

        On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

PricewaterhouseCoopers
Chartered Accountants
Dublin

19 November 2004

PART 5 – PRO FORMA BALANCE SHEET RELATING TO THE
ENLARGED GROUP

Unaudited Pro Forma Balance Sheet

        The following unaudited pro forma balance sheet for the Enlarged Group has been prepared to illustrate the impact of the proposed acquisition of Royal Doulton and of the Rights Issue on Waterford Wedgwood as shown in its unaudited interim results for the six months ended 30 September, 2004. The pro forma balance sheet has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Enlarged Group following the Acquisition and the Rights Issue.

		Adjustments to reflect
	Waterford Wedgwood Group as at 30 September, 2004	Acquisition of Royal Doulton as at 30 June, 2004	Other Adjustments		Pro Forma Balance Sheet as at 30 September, 2004
	€m Unaudited (Note (1))	€m Unaudited (Note (2))	€m		€m
Fixed assets
Intangible assets	42.1	1.3	59.7	(3)(i)	103.1
Tangible assets	183.0	24.0	4.2	(3)(ii)	211.2
Financial assets	14.5	0.1	(8.8)	(3)(iii)	5.8

	239.6	25.4	55.1		320.1

Current assets
Stocks	289.0	39.5	—		328.5
Debtors	152.0	22.4	—		174.4
Debtors amounts falling due after one year	—	2.3	—		2.3
Cash and deposits	26.6	6.6	43.8	(3)(iv)	77.0

	467.6	70.8	43.8		582.2
Creditors (amounts falling due within one year)	(160.8)	(22.7)	—		(183.5)
Bank loans and overdrafts	—	(31.9)	—		(31.9)

	(160.8)	(54.6)	—		(215.4)

Net current assets	306.8	16.2	43.8		366.8
Total assets less current liabilities	546.4	41.6	98.9		686.9
Creditors (amounts falling due after more than one year)
Creditors (long and medium term debt)	(307.3)	—	—		(307.3)
Other long term creditors	(37.3)	(0.4)	—		(37.7)
Provision for liabilities and charges	(1.2)	(9.6)	(35.3)	(3)(v)	(46.1)

	200.6	31.6	63.6		295.8

Capital and reserves
Called up share capital	73.5	124.6	(24.9)	(3)(vi)	173.2
Share premium account	213.7	72.7	(77.2)	(3)(vi)	209.2
Revaluation reserve	7.2	—	—	(3)(vi)	7.2
Capital reserve	—	1.6	(1.6)	(3)(vi)	—
Profit and loss account	(100.6)	(167.3)	167.3	(3)(vi)	(100.6)
Capital conversion reserve fund	2.6	—	—		2.6

Shareholders' funds—equity interests	196.4	31.6	63.6		291.6
Minority interests—equity interests	4.2	—	—		4.2

	200.6	31.6	63.6		295.8

Notes:

(1)
The first column is extracted without adjustment from the Interim Results, which are contained in Part 4 of this document.

(2)
The second column is extracted without adjustment (save for conversion from sterling to euro at an exchange rate of Stg£1:€1.4560, being the rate prevailing on 30 September, 2004) from the Royal Doulton Interim Results, which are contained in section (B) of Part 3 of this document.

(3)
Other adjustments are described below:

(i)
the adjustment of €59.7 million represents goodwill on the acquisition of Royal Doulton, being the excess of the value of the Offer (assuming all of the issued share capital of Royal Doulton not already owned by Waterford Wedgwood is acquired and assuming all Royal Doulton Options are exercised and the resultant Royal Doulton Shares are acquired under the Offer) of €46.9 million (£32.4 million), combined with Waterford Wedgwood's existing investment in Royal Doulton of €8.8 million (see note (iii)), plus estimated expenses of the Acquisition of €4.5 million (£3.1 million), (in aggregate €60.2 million), over the net assets of Royal Doulton at 30 June, 2004 of €31.6 million (£21.7 million), as adjusted for fair value adjustments in respect of closed pension schemes of €35.3 million (£24.4 million) (see note (v)) and tangible assets of €4.2 million (£2.9 million) (see note (ii)), (in aggregate €0.5 million), with sterling amounts translated from sterling to euro at an exchange rate of Stg£1:€1.44676 (being the rate prevailing on 9 December, 2004, the latest practicable date for this purpose prior to the publication of this document);

(ii)
adjustment of €4.2 million to tangible assets to reflect the value of archives and fixed assets which were carried in Royal Doulton at nil book value as they are fully depreciated;

(iii)
adjustment of €8.8 million to financial assets to reflect the elimination on consolidation of Waterford Wedgwood's investment in Royal Doulton (representing 21.16% of the issued share capital of Royal Doulton), which comprises the original cost of the investment less provisions made in the Waterford Wedgwood financial statements for permanent diminution in value;

(iv)
the increase in cash and deposits of €43.8 million reflects the Rights Issue proceeds of €99.7 million, net of expenses of the Rights Issue which are estimated to be €4.5 million, less the consideration due under the Acquisition (assuming all of the issued share capital of Royal Doulton not already owned by Waterford Wedgwood is acquired and assuming all Royal Doulton Options are exercised and the resultant Royal Doulton Shares are acquired under the Offer) of €46.9 million (£32.4 million) and less estimated Acquisition expenses of €4.5 million (£3.1 million), with sterling amounts translated from sterling to euro at an exchange rate of Stg£1:€1.44676 (being the rate prevailing on 9 December, 2004, the latest practicable date for this purpose prior to publication of this document);

(v)
adjustment of €35.3 million (£24.4 million) to provide for the pension deficit in Royal Doulton (as at 31 December, 2003) less existing provisions in the Royal Doulton financial statements for this liability. This deficit was disclosed in the 2003 Royal Doulton annual report and accounts but was not fully provided for, as permitted by FRS 17 transitional arrangements. FRS 17 will apply in respect of Waterford Wedgwood's accounting period beginning 1 April, 2005; and

(vi)
elimination of the share capital and pre-acquisition reserves of Royal Doulton, as at 30 June, 2004, on Acquisition and the Rights Issue. The adjustment of €24.9 million to called up share capital reflects the elimination of €124.6 million for Royal Doulton and an increase of €99.7 million for the issue of the 1,661,645,381 Ordinary Shares comprised in the Rights Issue Units. The adjustment of €77.2 million to the share premium account reflects the elimination of the Royal Doulton share premium account of €72.7 million and expenses of the Rights Issue of €4.5 million. The adjustment of €1.6 million to the capital reserve and the adjustment of €167.3 million to the profit and loss account reflects the elimination of those pre-acquisition reserves of Royal Doulton, as at 30 June, 2004.

(4)
Save as disclosed above, no adjustments have been made in the pro forma statement above in respect of the following:

(i)
changes in trading or working capital of Waterford Wedgwood or Royal Doulton since the separate balance sheet dates;

(ii)
any other post balance sheet events; or

(iii)
any other adjustments which may be necessary to reflect any restatement of the assets and liabilities of the Royal Doulton Group to their fair value to Waterford Wedgwood at completion of the Acquisition.

        The following is a copy of the report by PricewaterhouseCoopers, Chartered Accountants, to the Directors of Waterford Wedgwood plc and to the directors of Davy, on the pro forma financial information.

The Directors,
Waterford Wedgwood plc,
1-2 Upper Hatch Street,
Dublin 2,
Ireland.

The Directors,
Davy,
Davy House,
49 Dawson Street,
Dublin 2,
Ireland.

15 December, 2004

Lady and Gentlemen,

Waterford Wedgwood plc (the "Company")

        We report on the pro forma financial information set out in Part 5 of the Company's document to Stockholders dated 15 December, 2004 ("Listing Particulars"). The pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the proposed acquisition of Royal Doulton and the Rights Issue (as defined in the Listing Particulars) might have affected the unaudited consolidated balance sheet of the Company, as at 30 September, 2004.

Responsibilities

        It is the responsibility solely of the Directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the Irish Stock Exchange Limited and the UK Listing Authority ("the Listing Rules").

        It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

        We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of the Company.

        Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

        In our opinion:

(a)
the pro forma financial information has been properly compiled on the basis stated;

(b)
such basis is consistent with the accounting policies of the Company; and

(c)
the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants
Dublin

PART 6 – ADDITIONAL INFORMATION

1.     Responsibility Statement

  The Directors of Waterford Wedgwood, whose names are set out on page 8 of this document, accept responsibility for the information contained in this document, except that for which the Waterford Wedgwood UK Directors accept responsibility (as set out in section 16(a) of this Part 6). To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.     Incorporation and Share Capital

(a)
The Company was incorporated in the Republic of Ireland on 2 April, 1947 as a private company under the name Waterford Glass Limited pursuant to the Companies Acts of Ireland 1908 to 1924. On 12 April, 1984 the Company re-registered as a public limited company, under the Companies Acts 1963 to 1983, under the name Waterford Glass Group plc. On 25 July, 1989, the Company changed its name to Waterford Wedgwood plc.

  The Company's registered office is at Kilbarry, Waterford, Ireland.

(b)
Table 1 below sets out the authorised and issued fully paid share capital of the Company and of Waterford Wedgwood UK as at the close of business on 14 December, 2004 (that is, following approval of the Share Capital Resolutions at the First EGM and following changes to the authorised share capital of Waterford Wedgwood UK made on 7 December, 2004) and Table 2 below sets out the authorised and issued fully paid share capital of the Company and of Waterford Wedgwood UK as it will be following the Rights Issue.

  Table 1—Authorised and issued fully paid share capital of Waterford Wedgwood and Waterford Wedgwood UK before the Rights Issue

	Nominal Value €	Number of Ordinary Shares of €0.06 each
Waterford Wedgwood
Authorised share capital	210,000,000	3,500,000,000
Allotted, called up and fully paid share capital	59,819,233.74	996,987,229
	Nominal Value Stg£	Number of Ordinary Shares of Stg25p each
Waterford Wedgwood UK
Authorised share capital—ordinary shares of Stg25p	55,000,001	220,000,004
Allotted, called up and fully paid—ordinary shares of Stg25p	45,400,442.25	181,601,769
	Nominal Value Stg£	Number of Income Shares of Stg1p each
Authorised share capital—Income Shares of Stg1p	35,000,000	3,500,000,000
Allotted, called up and fully paid—Income Shares of Stg1p	10,966,359.85	1,096,635,985

  Table 2—Authorised and issued fully paid share capital of Waterford Wedgwood and Waterford Wedgwood UK after the Rights Issue

	Nominal Value €	Number of Ordinary Shares of €0.06 each
Waterford Wedgwood
Authorised share capital	210,000,000	3,500,000,000
Allotted, called up and fully paid share capital	159,517,956.64	2,658,632,610
	Nominal Value Stg£	Number of Ordinary Shares of Stg25p each
Waterford Wedgwood UK
Authorised share capital—ordinary shares of Stg25p	55,000,001	220,000,004
Allotted, called up and fully paid—ordinary shares of Stg25p	45,400,442.25	181,601,769
	Nominal Value Stg£	Number of Income Shares of Stg1p each
Authorised share capital—Income Shares of Stg1p	35,000,000	3,500,000,000
Allotted, called up and fully paid—Income Shares of Stg1p	27,582,813.66	2,758,281,366

  Following the Rights Issue, the number of Stock Units in issue (each such unit comprising one Ordinary Share and one Income Share) will be 2,658,632,610.

(c)
By a resolution passed at the First EGM, the authorised share capital of the Company was increased from €120,000,000, divided into 2,000,000,000 Ordinary Shares, to €210,000,000, divided into 3,500,000,000 Ordinary Shares.

(d)
By a resolution passed at the First EGM amending the Articles of Association of the Company, the Directors of the Company were generally and unconditionally authorised to exercise all powers of the Company to allot and issue relevant securities (within the meaning of Section 20 of the 1983 Act) up to an amount equal to the authorised share capital (as enlarged by the resolution referred to in sub-paragraph (c) above). The authority was granted for a five year period expiring on 13 December, 2009 unless previously renewed, varied or revoked by the Company in general meeting.

(e)
By a resolution passed at the First EGM, the Shareholders disapplied the pre-emption provisions contained in Section 23 of the 1983 Act and authorised the Directors to allot equity securities (as defined in that section) as if subsection (1) thereof did not apply. This disapplication related, inter alia, to an offer of securities by way of rights, open offer, or otherwise in favour of ordinary shareholders, and in respect of an offer of securities up to a maximum aggregate nominal value of 5% of the issued ordinary share capital of the Company at the close of business on the date of the passing of the resolution or, in respect of the period between 14 December, 2004 and the date of the Company's annual general meeting in 2005, an aggregate nominal value of 5% of the Enlarged Issued Share Capital. This authority expires on the earlier of the date of the annual general meeting of the Company in 2005 and 13 March, 2006 unless previously renewed, varied or revoked by the Company in general meeting.

(f)
The New Ordinary Shares comprised in the Rights Issue Units are being created and issued in reliance upon the resolutions, authorities and approvals referred to in sub-paragraphs (c), (d) and (e) above.

(g)
The provisions of section 23 of the 1983 Act (which confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash) will apply to the authorised but unissued share capital of the Company following the Rights Issue to the extent that such pre-emption rights have not been disapplied by the resolution referred to in sub-paragraph (e) above or otherwise pursuant to the provisions of section 23 of the 1983 Act.

(h)
(i)    The Group currently operates four Share Option Schemes, as identified below and under which the number of Options outstanding is as set out below.

		Range of Exercise Price		Range of Exercise Period
Title of Scheme	Number of Options outstanding
		From	To	From	To
Group Share Option Scheme 1995	21,828,569	Stg£0.16	0.94	24/5/1999	19/12/2013
		€0.60	1.20
The 1996 Approved Group Share Option Scheme	1,497,933	Stg£0.16	0.94	13/6/1999	19/12/2013
UK Savings-Related Share Option Scheme 1995	11,744,134	Stg£0.14	0.31	1/2/2005	1/11/2007
Irish and International Savings-Related Share Option Scheme 1996	11,259,972	Stg£0.14	0.31	1/2/2005	1/11/2007
		€0.20	0.57

    The interests of the Directors in respect of the Options described above are set out in section 5(c) of this Part 6. Consideration for the grant of Options under each of the aforementioned Share Option Schemes is nil.

  (ii)
  The Group currently operates three Employee Participation Schemes, as identified below, and under which the number of Stock Units held is as set out below.

Number of Stock Units held
The 1995 Irish Profit Sharing Scheme	6,347,631
Share Incentive Plan 2002	614,092
Employee Share Ownership Plan	356,491

  Details of the terms of these Share Option Schemes and of the Employee Participation Schemes are contained in section 4 of this Part 6.

(i)
The Existing Stock Units are, and the Rights Issue Units will be, in registered form and capable of being held in uncertificated form. The Existing Stock Units are admitted to the Official Lists and are traded on the respective main markets of the Irish Stock Exchange and the London Stock Exchange for listed securities. The Company also operates a sponsored ADR programme in the United States whereby Existing Stock Units may be held in ADR form. ADSs in the Company are quoted on the NASDAQ.

  The Rights Issue Units will, from the date when they become fully paid, rank pari passu in all respects with the Existing Stock Units, including the right after such date to rank in full for all dividends and other distributions declared made and paid after the date of the allotment of the Rights Issue Units (nil paid). The Rights Issue Units will have the rights and restrictions attaching thereto as set out in the Articles and the UK Articles, the relevant provisions of which are summarised in section 3 of this Part 6.

(j)
The New Ordinary Shares are being issued at €0.06 each, that is at par value. The New Income Shares, which, when twinned with the New Ordinary Shares, comprise the Rights Issue Units, are being issued by Waterford Wedgwood UK to Waterford Wedgwood by way of a bonus issue from available distributable reserves and are then being delivered by Waterford Wedgwood to Qualifying Stockholders. Accordingly, no part of the Rights Issue Price is attributable to the New Income Shares.

(k)
The tables below set out the closing mid-market quotations for an Existing Stock Unit, as derived from the Daily Official Lists of the Irish Stock Exchange (quoted in euro) and the London Stock Exchange (quoted in sterling), for the first dealing day in each of the last six months prior to publication of this document, on 20 October, 2004 (the last Business Day prior to the announcement of the Rights Issue) and on 10 December, 2004 (the latest practicable date prior to the publication of this document):

  Irish Stock Exchange

Date	Price €c
1 July, 2004	17.5
2 August, 2004	14.4
1 September, 2004	15.2
1 October, 2004	13.0
20 October, 2004	12.9
1 November, 2004	9.0
1 December, 2004	8.0
10 December, 2004	8.5

  London Stock Exchange

Date	Price Stg£p
1 July, 2004	11.75
2 August, 2004	10
1 September, 2004	10
1 October, 2004	8.75
20 October, 2004	8.9
1 November, 2004	6.4
1 December, 2004	5.5
10 December, 2004	5.63

3.     Rights Attaching to the Stock Units

  Each Stock Unit comprises one Ordinary Share and one Income Share. Each Ordinary Share is "twinned" with an Income Share. The respective rights attaching to these securities are summarised in sections (A) and (B) below.

(A)  Rights Attaching to the Ordinary Shares

  A summary of certain provisions of the Articles of Association of the Company concerning the rights attaching to an Ordinary Share, which together with an Income Share comprise a Stock Unit, and which will attach to each New Ordinary Share comprised in the Rights Issue Units, when fully paid, is set out below.

  The Articles provide, in most instances, that, for so long as Stock Units are in existence, the Company or the Directors, as the case may be, may not take any action in respect of the Ordinary Shares unless the Directors of the Company are satisfied that, if necessary or desirable, similar and equivalent actions will be taken by Waterford Wedgwood UK on the same occasion in respect of the Income Shares comprised in the corresponding Stock Units.

        Purchase of Own Shares

  The Company may purchase any of its shares, with discretion as to doing so on a pro rata basis or not, and may cancel any shares so purchased, or hold them as treasury shares, with liberty to re-issue any such share or shares. No market purchase of its own shares by the Company shall be made unless the purchase has first been authorised by a special resolution of the Company.

        Variation of Rights

  The rights and privileges for the time being attaching to any class of shares forming part of the issued share capital for the time being of the Company may be varied or taken away with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class, but so that the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of that class.

        Issue of Shares

  The Directors may (subject to the Companies Acts 1963 to 2003) allot, grant options over or otherwise dispose of shares to such persons on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its Shareholders.

        Disclosure of Beneficial Interest

  The holder of Ordinary Shares may lose his right to vote his Ordinary Shares if he fails to comply with any notice given by the Company requiring him to indicate in writing:

  (a)
  his interest in such shares;

  (b)
  the interest of all persons having any interest in them; and

  (c)
  particulars of any arrangement under which another person is entitled to require the transfer of the shares or control his exercise of voting rights in regard thereto.

        Lien

  The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share and the Company's lien on a share shall extend to all monies payable in respect of it.

        Transfer of Shares

  The Directors shall decline to register the transfer to any person of an Ordinary Share comprised in a Stock Unit unless there is produced to the Directors such evidence as they may reasonably require to ensure that on the same date of transfer there was transferred in favour of such person the Income Share comprised in the same Stock Unit.

  In addition, the Directors may also refuse to register any transfer unless it is accompanied by sufficient evidence as the Directors may reasonably require to show the right of the transferor to make the transfer or the transfer of a share which is not fully paid.

        Calls

  The Directors may make calls (which may be required to be paid in instalments) upon the members in respect of any monies unpaid on their shares and a person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

  Interest is due on the amount unpaid from the day it became due until it is paid at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Companies Acts 1963 to 2003), but the Directors shall be at liberty to waive payment of the interest wholly or in part.

        Forfeiture

  If a member fails to pay any call or instalment of a call when due, the Directors may resolve, having served upon such member appropriate notice and if the requirements of such notice have not been complied with, that any shares in respect of which the notice has been given be forfeited. The forfeiture shall extend to all dividends and other monies payable in respect of the forfeited shares and not paid before forfeiture. The Directors may accept a surrender of any share liable to be so forfeited.

        Untraced Stockholders

  The Company is entitled to sell shares held by members if, during the period of twelve years prior to the Company advertising its intention to sell such shares, at least three dividends in respect of the shares in question have become payable and have not been claimed. The net proceeds of the sale will belong to the Company which shall be obliged to account to the former member for an amount equal to such proceeds. Such funds may be employed in the business of the Company, or invested as the Directors may think fit.

        Alteration of Capital

  The Company may, by ordinary resolution, increase its authorised share capital, consolidate and divide existing shares into shares of a larger nominal amount, subject to the provisions of the Companies Acts 1963 to 2003, sub-divide existing shares into shares of smaller amount and, by ordinary resolution, cancel unissued shares not yet taken up or agreed to be taken up.

  The Company may alter its share capital and may issue shares in its altered capital with such rights as the Company may by ordinary resolution determine.

  The Company may, by special resolution, reduce its share capital, any capital redemption reserve fund or any share premium account, subject to any authorisation or consent required by law.

        Voting Rights

  On a show of hands every member present in person and every proxy shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share held by him.

        Dividends

  Subject to the provisions of the Companies Acts 1963 to 2003:

  (a)
  the Company may, by ordinary resolution, declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors; and

  (b)
  the Directors may declare and pay interim dividends if it appears to them they are justified by the profits of the Company available for distribution.

  Except as otherwise provided for by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid (and for this purpose, no amount paid on a share in advance of calls shall be treated as paid on a share). Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly. The Directors may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. A general meeting declaring a dividend may direct, upon the recommendation of the Directors, that it shall be satisfied wholly or partly by the distribution of the assets.

  If the Directors so resolve, any dividend which has remained unclaimed for twelve years from the date the dividend became due for payment shall be forfeited and cease to remain owing by the Company.

  A holder of an Ordinary Share who also holds an Income Share with which such Ordinary Share is linked as part of a Stock Unit may, by serving notice in writing on the Company, elect to forego dividends payable in respect of such Ordinary Share on the basis that such amount of dividend (exclusive of tax credits, if any) will be payable instead in respect of such Income Share. Where a holder of an Ordinary Share comprised in a Stock Unit has made such an election which remains in force in relation to that Ordinary Share, any dividend declared on that Ordinary Share shall be reduced by an amount equal to the amount of any dividend (exclusive of any associated tax credit) declared to be payable on the same day on the Income Share comprised in such Stock Unit.

  For the avoidance of doubt, dividends may be payable on some Ordinary Shares but not on other Ordinary Shares and at different rates in the event of and by reason of elections being in force. A holder of Ordinary Shares in respect of which such an election is in force may, by serving notice in writing on the Company revoke, that election, which revocation shall take effect in relation to all dividends or other distributions declared on, or in respect of, such Ordinary Share by reference to a record date which is more than one day after the date of receipt of the revocation by the Company. Such an election or revocation of election made by a holder of an Ordinary Share shall be deemed to have been made in respect of all Ordinary Shares registered in the name of such holder (subject to the rights of a holder to make a partial election to take an additional allotment of Ordinary Shares in lieu of a cash dividend in accordance with Article 111 on some of the Ordinary Shares of such holder).

  A holder of Ordinary Shares may make separate elections and revocations of elections in respect of Ordinary Shares held in separate accounts in his name on the basis that any election or revocation of election made in respect of any Ordinary Share held in such account shall be deemed to apply to all Ordinary Shares held in such account.

  No elections or revocation of election may be made in respect of part only of the dividend payable in respect of any Ordinary Share. Such an election shall be deemed to be made on the basis that if the aggregate amount of the dividends which holders of the Ordinary Shares have elected to receive on Income Shares in respect of any financial year shall exceed the amount the Waterford Wedgwood UK Directors have determined to be available for distribution in respect of such financial year, Waterford Wedgwood UK shall be entitled to declare and pay on the Income Shares comprised in the relevant Stock Units dividends in an aggregate amount equal to the amount so determined to be available and such dividends shall be distributed among all Directors who have in force a valid election in respect of such dividend payment in proportion to the Stock Units in respect of which such elections have been made. In any such event, the balance of the dividend which has not been paid by Waterford Wedgwood UK to any Stockholders shall be paid by the Company on the Ordinary Shares forming part of the relevant Stock Units.

  The Directors may, subject to approval by the Company by ordinary resolution (and provided that an adequate number of unissued Ordinary Shares is available for the purpose), prior to or contemporaneously with the announcement of the dividend in question, offer holders of Ordinary Shares the right to elect to receive in lieu of such dividend (or part thereof) an allotment of additional Ordinary Shares credited as fully paid. Any holder of an Ordinary Share comprised in a Stock Unit who has made an election to receive cash dividends on the Income Share comprised in such Stock Unit in accordance with Article 110 and who wishes instead to elect to receive additional Ordinary Shares in lieu of such cash dividend must first revoke any election previously made under Article 110.

        Winding-up

  If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up or credited as paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the shares held by them respectively. If in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said shares held by them respectively; provided that the Articles shall not affect the rights of the holders of shares issued upon special terms and conditions.

(B)  Rights and Restrictions attaching to the Income Shares

  A summary of certain provisions of the Articles of Association (the "UK Articles") of Waterford Wedgwood UK (the "UK Company") concerning the rights attaching to the Income Shares and which will attach to the New Income Shares comprised in the Rights Issue Units when fully paid is set out below. Except to the extent noted below, the rights attaching to the Income Shares are similar to those attaching to the Ordinary Shares.

        Share Capital

  No Income Shares shall be issued to any person unless either such person at the time of issue holds 75% of the Ordinary Shares in the UK Company (the "UK Ordinary Shares") in issue or immediately following the issue of Income Shares that person will hold Ordinary Shares which are comprised in Stock Units in equal number to the total number of Income Shares or, alternatively, an equal number of UK Ordinary Shares are issued to that person at the same time.

        Purchase of Own Income Shares

  Every contract for the purchase by the UK Company of its own shares shall be sanctioned by a separate general meeting of the holders of each class of shares in issue.

        Variation of Rights

  Class rights may be varied in the same ways as is noted for the Ordinary Shares.

        Issue of Income Shares

  The Waterford Wedgwood UK Directors may allot, grant options over or otherwise dispose of all unissued Income Shares to such persons, at such times and on such terms as they think fit.

  The UK Company may exercise the powers of paying commissions conferred by UK law to the full extent thereby permitted.

  The Waterford Wedgwood UK Directors may at any time after the allotment of any share, but before the person has been entered in the register as the holder, recognise a renunciation thereof by the allottee in favour of some other person. No renunciation may be recognised in respect of Income Shares unless there is produced to the Waterford Wedgwood UK Directors such evidence as they may reasonably require that on the same occasion there is being issued, transferred or renounced to the same person an equal number of Ordinary Shares or UK Ordinary Shares.

        Lien

  The UK Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a single member for all the debts and liabilities of such member or his estate to the UK Company. The UK Company may sell in such manner as the Waterford Wedgwood UK Directors think fit any share on which it has a lien, subject to the restrictions contained in the UK Articles in relation to the sale of Income Shares.

        Forfeiture

  Forfeiture provisions similar to those applicable to the Ordinary Shares apply to the Income Shares. A member whose share has been forfeited or surrendered shall cease to be a member in respect of that share but shall remain liable to pay the UK Company all monies which at the date of forfeiture were presently payable by him, with interest thereon at the rate of 15% per annum from the date of forfeiture.

        Transfer of Income Shares

  Any Income Share may be transferred at any time, provided that (i) at the same time an Ordinary Share comprised in the same Stock Unit or an Ordinary Share that will be comprised in the same Stock Unit is transferred to the same person; or (ii) such a person is the holder of Ordinary Shares not comprised in the Stock Unit who will, after such transfer, hold Stock Units or (iii) such a person is the holder of not less than 75% of the UK Ordinary Shares in issue.

  The Waterford Wedgwood UK Directors shall not register any person as the holder of any Income Shares which are comprised in Stock Units, except pursuant to the provisions relating to the acquisition of Income Shares, unless there is produced to the Waterford Wedgwood UK Directors evidence that at the same time there is being allotted, issued or transferred to the same person Ordinary Shares comprised in the same Stock Unit or Ordinary Shares will, following registration of the transfer, be comprised in Stock Units. The Waterford Wedgwood UK Directors shall not register any person, other than the holder of not less than 75% of the UK Ordinary Shares, or pursuant to the provisions relating to the acquisition of Income Shares, as the holder of any Income Shares which are not comprised in Stock Units, unless immediately following such registration the Waterford Wedgwood UK Directors shall have registered that person as a holder of an equal number of UK Ordinary Shares.

  The same instrument of transfer may include the same number of Income Shares and Ordinary Shares.

  The Waterford Wedgwood UK Directors may not decline to register any transfer of shares where such transfer is by any bank or institution to whom such shares have been charged by way of security, pursuant to the power of sale under such security.

        Acquisition of all Income Shares by election

  (i)
  A holder of Income Shares who has obtained the consent in writing of the holders of three quarters in nominal value of the issued Income Shares or on an extraordinary resolution being passed by the holders of the Income Shares; or

  (ii)
  a holder of UK Ordinary Shares who has obtained the consent in writing of the holders of the three quarters in nominal value of UK Ordinary Shares or on an extraordinary resolution being passed by the holders of the UK Ordinary Shares and the approval of the Waterford Wedgwood UK Directors, shall be entitled, on giving notice, to call for the holders of all of the UK Ordinary Shares to acquire all of the issued Income Shares. The holders of the UK Ordinary Shares issued shall be bound to purchase the Income Shares at a price of Stg£0.01 per share.

  Where a person holds Income Shares which are not comprised in Stock Units and does not hold a number of UK Ordinary Shares equal to or greater than the number of the Income Shares held ("Stray Income Shares"), then the holder of any UK Ordinary Shares, on giving notice, may call for the transfer of all of the Stray Income Shares to him at a price of Stg£0.01 per share. Alternatively, the holder of the Stray Income Shares may, on giving notice, call for a holder of UK Ordinary Shares to purchase such Stray Income Shares for a price of Stg£0.01 per share.

        Calls on Income Shares

  If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest from the appointed payment date at such rate (not exceeding 15% per annum) as the Waterford Wedgwood UK Directors determine.

        Alteration of Capital

  The UK Company may reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner subject to any consent required by law.

  The consolidation, sub-division and cancellation or purchase by the UK Company of its own shares shall not be effected in respect of the Income Shares unless similar actions are being taken in respect of the Ordinary Shares.

  The UK Company may by ordinary resolution (i) cancel any shares which at the date of passing of the resolution have not been taken or agreed to be taken by any person, or (ii) sub-divide its shares into shares of a smaller amount than is fixed by the Memorandum of Association of the UK Company.

        Winding-up

  On a winding up or other return of capital (other than a conversion, redemption or purchase of shares), the holders of Income Shares shall be entitled to the repayment of a sum equal to the nominal capital paid up or credited as paid up on the Income Shares in priority to any repayment of capital on any other class of share.

        Voting Rights

  The holders of Income Shares have the right to receive notice of and attend at a general meeting of the UK Company only if a resolution is to be proposed thereat abrogating or varying any of the special rights of the holders of the Income Shares. The holder of Income Shares shall have one vote on a show of hands and, on a poll, shall have one vote in respect of each fully paid Income Share. Otherwise, the Income Shares do not confer on the holders thereof the right to attend and vote at general meetings of the UK Company (or at general meetings of Waterford Wedgwood).

        Directors

  The number of directors of the UK Company shall not be less than 2 nor more than 16.

  The Waterford Wedgwood UK Directors may repay any director all such reasonable expenses as he may incur in attending and returning from directors meetings or otherwise in or about the business of the UK Company.

  The Waterford Wedgwood UK Directors have the power to agree and to pay pensions or other retirement, superannuation, death or disability benefits to any director or ex-director.

  The Waterford Wedgwood UK Directors have the power to purchase and maintain insurance for the benefit of any persons who are or were at any time directors, officers, employees or auditors of the UK Company or of any holding company or subsidiary of the UK Company.

        Directors Interests

  A Waterford Wedgwood UK Director (i) may be interested in any contract, transaction or arrangement with the UK Company or in which the UK Company is otherwise interested, (ii) may be a director or other officer of, or employed by or be otherwise interested in, any contract or arrangement with any body corporate promoted by the UK Company or in which the UK Company is otherwise interested, (iii) may act in a professional capacity for the UK Company and be remunerated therefor; and (iv) shall not be accountable for any benefit which he derives from any contract, transaction or arrangement or from any other office or employment which he is interested.

  At each annual general meeting one third of the directors shall retire from office by rotation.

        Borrowing Powers

  Waterford Wedgwood UK Directors may exercise all the powers of the UK Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital as collateral security for any debt, liability or obligation of the UK Company or of any third party.

        Dividends

  A dividend shall be declared and payable upon any Income Share only if, at the same time, there is a dividend to be paid on Ordinary Shares, other than those in respect of which there are subsisting Dividend Elections (as such term is defined in the UK Articles) and if a Dividend Election shall have been made and be in force in respect of the Ordinary Shares comprised in the same Stock Unit as that Income Share and to the extent that the net amount of such dividends (exclusive of tax credits, if any) does not exceed the net amount (exclusive of tax credits, if any) which would, but for the Dividend Election, be payable as a dividend for the Ordinary Share so comprised, and if the UK Company is a subsidiary of the Company.

  Waterford Wedgwood UK Directors may pay interim dividends on shares of any class of such amounts and on such dates as they think fit.

  Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall be apportioned and paid for pro rata according to the amounts paid on the shares during any portion(s) of the period in respect of which the dividend is paid.

        Income

  The holders of Income Shares who have been given a Dividend Election which remains in force in relation to the Ordinary Shares held by them shall be entitled to payment of dividends in respect of Income Shares comprised in the same Stock Units.

        Capitalisation of Profits and Reserves

  The Waterford Wedgwood UK Directors may, with the sanction of an ordinary resolution, capitalise any sums standing to the credit of the UK Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of the profit and loss account by applying such sum in paying up in full unissued UK Ordinary Shares and/or Income Shares for allotment and distribution as fully paid up bonus shares, such sum to be appropriated to the holders of the UK Ordinary Shares and/or Income Shares in proportion to the amounts paid up on those shares.

  Any capitalisation of profits or reserves shall take place in respect of Income Shares comprised in Stock Units only in the form of Income Shares allotted, credited as fully paid, the aggregate number of which shall be the same as the aggregate number of Ordinary Shares comprised in Stock Units to be allotted, credited as fully paid, by the way of capitalisation of the profits or reserves by the Company at the same time to holders of Stock Units.

  If at the time of any issue of Income Shares there are rights to subscribe for further Income Shares, the Waterford Wedgwood UK Directors may set aside, as a capitalisation reserve, an amount equal to the nominal amount of the additional Income Shares so that, on the exercise of an entitlement to receive further Income Shares, the capitalisation reserve will be applied to issuing those Income Shares as fully paid.

  If the Company offers holders of Ordinary Shares the right to elect to receive in lieu of a dividend an allotment of additional Ordinary Shares credited as fully paid, the Waterford Wedgwood UK Directors may capitalise any sum standing to the credit of any of the UK Company's reserve accounts or any sums standing to the credit of the profit and loss accounts by appropriating such sum to the holders of Income Shares who have elected to receive additional Ordinary Shares in lieu of a dividend (or any part thereof) in respect of Ordinary Shares held by them in Stock Units and applying such sum on their behalf in paying up in full unissued Income Shares equal in number to the additional Ordinary Shares credited as fully paid up to them as bonus shares, such bonus Income Shares to be held in Stock Units with the additional Ordinary Shares.

        Notices

  Any notice or document may be served on or delivered to any member of the UK Company either personally or by sending it through the post in a prepaid cover addressed to such member at his registered address or (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the UK Company. Where a member is registered on a branch register, any such notice or document may be posted either in the United Kingdom or in the territory in which such branch register is maintained.

  Where a notice or other document is served or sent by post, service or delivery, it shall be deemed to be effected at the expiration of 24 hours (or where second class mail is employed, 48 hours) after the time it is posted, and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted. Notice may also be served on any particular member or members by means of telex, telefax, electronic mail or other such means as may be available.

  Where there are joint holders of a share, notice shall be given to the holder whose name appears first in the register and this shall be deemed sufficient notice to all joint holders in their capacity as such.

  Where a person becomes entitled to a share due to the death or bankruptcy of a member, that person shall be entitled to have served upon or delivered to him any notice or document to which the member, but for his death or bankruptcy, would have been entitled.

  A member who has not supplied an address within the United Kingdom for service of notices shall not be entitled to receive notices from the UK company.

4.     Summary of Share Option Schemes and Employee Participation Schemes

(a)   Group Share Option Scheme 1995

  This scheme was adopted on 12 December, 1995. Executive directors who work at least 25 hours per week and employees who work at least 20 hours per week are eligible to participate in the Group Share Option Scheme 1995. Options under the Group Share Option Scheme 1995 are granted by the remuneration committee and are subject to a performance condition, such that for an option to be exercisable, there must have been an increase in EPS (as defined in the scheme), over any three consecutive accounting periods prior to the date of exercise, of at least seven percentage points more than the increase in the Irish Consumer Price Index over the same period. Options under the Group Share Option Scheme 1995 are granted at an option price which is the higher of (a) the market value of the underlying Ordinary Shares on the business day immediately preceding the date of grant (b) the nominal value of the underlying Ordinary Shares. An employee's participation in this scheme is limited so that the aggregate price payable on the exercise of all options granted to the employee under this or any similar option scheme, in any ten year period, will not exceed four times the employee's gross annual remuneration. Options under this scheme are normally exercisable, subject to the achievement of the performance criteria, between the third and tenth anniversary of the grant.

(b)   The 1996 Approved Group Share Option Scheme

  The 1996 Approved Group Share Option Scheme is available to employees who reside in the UK. Full-time executive directors and employees who work at least 20 hours per week are eligible to participate. Options under the 1996 Approved Group Share Option Scheme are granted by the remuneration committee and are subject to a performance condition, such that for an option to be exercisable, there must have been an increase in EPS (as defined in the scheme), over any three consecutive accounting periods prior to the date of exercise, of at least seven percentage points more than the increase in the Irish Consumer Price Index over the same period. Options granted under this scheme are granted at an option price which may not be less than (a) the market value of the underlying Ordinary Shares on the date of grant or (b) the nominal value of the underlying Ordinary Share. An employee's participation under this scheme is limited so that the aggregate price payable on the exercise of all options granted to the employee under this or any similar scheme, in any ten year period will not exceed four times the employee's gross remuneration. Options are normally exercisable, subject to the achievement of the performance criteria, between the third and tenth anniversary of the grant.

(c)   UK Savings-Related Share Option Scheme 1995

  All executive directors and employees (full-time or part-time) who are chargeable to income tax in the UK who have worked for the Company or a participating company for a qualifying period as determined by the Directors (such period not to exceed five years prior to the date of the grant of the Option) and any other employees and executive directors nominated by the Directors are eligible to participate in the UK Savings-Related Share Option Scheme 1995.

  Employees granted an option under the UK Savings-Related Share Option Scheme 1995 are generally required to enter into a savings contract with a designated savings carrier under which they make a monthly contribution for a designated period. The monthly contribution must not exceed such limit as is fixed by the Directors within the ceiling imposed by the UK Income Tax (Earnings and Pensions) Act 2003.

  Options are to be granted to eligible employees at an option price which is not manifestly less than (a) 80% of the market value of the underlying Ordinary Shares on the business day before the date of invitation (or some other date agreed with the UK Inland Revenue) and, (b) if the Ordinary Shares are to be subscribed, not less than their nominal value.

(d)   Irish and International Savings-Related Share Option Scheme 1996

  This scheme was approved by Stockholders on 12 December, 1995.

  Employees of the Company and any participating company who are not eligible to participate in the UK Savings-Related Share Option Scheme 1995, who work such minimum number of hours (not being more than 25 hours) as the Directors may determine are eligible to participate in the Irish and International Savings-Related Share Option Scheme 1996, provided they have the necessary qualifying period of continuous service (such period not to exceed five years prior to the date of the grant of the option) as the directors may determine.

  Employees granted options under the Irish and International Savings-Related Share Option Scheme 1996 are generally required to enter into a savings contract with a designated savings carrier under which monthly contributions are made. The maximum monthly contributions are deemed to be substantially equivalent to the contributions permitted under the UK Savings-Related Share Option Scheme 1995.

  Options are to be granted to eligible employees at on option price which is not manifestly less than (a) 80% of the market value of the underlying Ordinary Shares on the day before the date of invitation and (b) where Ordinary Shares are to be subscribed, not less than their nominal value.

(e)   The 1995 Irish Profit Sharing Scheme

  The 1995 Irish Profit Sharing Scheme was constituted by trust deed dated 2 April, 1996 made between Waterford Wedgwood, Waterford Crystal Limited and the trustees of the scheme. The trustees are required to administer the 1995 Irish Profit Sharing Scheme in accordance with the provisions of the trust deed. Under the terms of the scheme, the Company and any of its participating subsidiaries may contribute a certain amount of their profits from the previous financial year to the trustees who will use the funds either to acquire Stock Units or subscribe for Rights Issue Units for the benefit of eligible employees. The Directors will determine, for any year in which the 1995 Irish Profit Sharing Scheme is operated, the amount of profits of the preceding financial year to be allocated and the basis of allocation to employees. Any Stock Units subscribed for and issued under the 1995 Irish Profit Sharing Scheme are to be subscribed at the closing quotation price of Stock Units as published in the Daily Official List of the Irish Stock Exchange for the dealing day immediately preceding that day, or, if greater, the nominal value of a Stock Unit.

  Subject to the relevant legislation, employees of the Company and any participating company who are chargeable to Irish Income Tax, who work such minimum number of hours as the Directors may determine, are eligible to participate in the 1995 Irish Profit Sharing Scheme, provided they have the necessary qualifying period of continuous service.

  The maximum value of Stock Units which can be appropriated to each employee under the 1995 Irish Profit Sharing Scheme in any tax year may not exceed the maximum from time to time permitted by the Irish Finance Acts.

  Shares allocated under the 1995 Irish Profit Sharing Scheme are to be held, except in certain circumstances, by the Trustees of the scheme for a minimum period of two years after allocation.

(f)    Employee Share Ownership Plan

  The Employee Share Ownership Plan ("ESOP") was constituted by trust deed dated 28 December, 1995 made between the Company and Waterford Employee Share Ownership Plan (Jersey) Limited (for the purposes of this paragraph (f) the "Trustee") and has the object of facilitating the holding of fully paid shares in any Group company (the "Shares") by or for the benefit of present and former employees and executive directors of the Company or its group companies (the "Beneficiaries"). The Company and any group company (with the consent of the Company) may at any time make loans or contributions to the ESOP and the Trustee shall hold all payments which it receives on trust for the Beneficiaries in accordance with the object of the ESOP. The Trustee (which is a wholly owned subsidiary of the Company) has been given power to apply the income and capital of the trust fund for the benefit of the Beneficiaries and may at its discretion accumulate the income of the Trust.

  The Trustee has the power to acquire the Shares and to hold them for the benefit of the Beneficiaries. The Trustee may then grant options over shares in the Company (or any of its group companies) to any of the Beneficiaries upon such terms as the Trustee sees fit.

  The number of unallocated Shares in the Company (or any of its group companies) held by the Trustee cannot exceed 5% of the issued share capital of the Company or any group company.

(g)   Share Incentive Plan 2002

  The Share Incentive Plan 2002 (the "Plan") is constituted by a trust deed dated 16 December, 2002 made between the Company and Yorkshire Building Society (for the purposes of this paragraph (g) the "Trustee"). Under the Plan, participating employees can make payments of up to a maximum of 10.0% of their gross pay or Stg£125 in any month to the Trust, which the Trustee will use to acquire Ordinary Shares at the prevailing share price.

  Whenever the Directors decide to operate the Plan, they must invite all employees of participating companies to participate in the Plan, provided those employees are chargeable to UK Income Tax and have accrued such service as the Directors may determine and provided those employees have not in that tax year participated in another employee share ownership plan which has been established by the Company.

  The Trustee will allocate Ordinary Shares to the eligible employees in proportion to the amount of their contributions.

5.     Directors

(a)
The full names of the Directors and their principal functions within the Waterford Wedgwood Group are as follows:

Director	Position
Sir Anthony John Francis O'Reilly	Non-executive Chairman
Peter John Goulandris	Non-executive Deputy Chairman
Patrick Redmond O'Donoghue	Group CEO
Paul Michael D'Alton	Executive Director and Chief Financial Officer
Peter Burton Cameron	Executive Director and Chief Operating Officer
Gerald Patrick Dempsey	Non-executive Director and Senior Independent Director
John Foley	Executive Director and CEO of Waterford Crystal Limited
Ottmar Claus Heindrich Küsel	Executive Director and CEO of Rosenthal
Kevin Columba McGoran	Non-executive Director and Chairman of Waterford Crystal Limited
Sam Michaels	Non-executive Director
Patrick James Anthony Molloy	Non-executive Director
Lady Chryss O'Reilly	Non-executive Director
Tony O'Reilly Jnr	Executive Director and CEO of Wedgwood Limited
David Wellspring Sculley	Non-executive Director and proposed chairman of Wedgwood/Royal Doulton
Lord Piers Wedgwood	Executive Director
Dr Francis Alan Wedgwood	Non-executive Director

  The business address of each of the Directors is 1-2 Upper Hatch Street, Dublin 2, Ireland.

(b)
As at the close of business on 10 December, 2004, (being the latest practicable date prior to the publication of this document), the interests (all of which are beneficial) of the Directors in the Existing Issued Share Capital, which have been notified by each Director to the Company pursuant to Sections 53 or 64 of the 1990 Act or which are required pursuant to Section 59 of the 1990 Act to be entered into the register referred to therein, or which would, if the connected person were a Director, be required to be disclosed under the aforementioned provisions, and the existence of which is known to or would with reasonable diligence be ascertained by that Director, were as set out below.

  The number of Stock Units in which the Directors will, subject to the assumptions stated below, be interested following the Rights Issue is also set out below.

Name of Director	Number of Stock Units prior to the Rights Issue	% of Existing Issued Share Capital	Number of Stock Units following the Rights Issue	% of Enlarged Issued Share Capital
Sir Anthony O'Reilly's and Peter John Goulandris's holdings:
Stoneworth Investments Limited(1)(2)(4)	164,179,942	16.47	437,813,178	16.47
Albany Hill Limited(1)(2)(4)	34,081,550	3.42	90,884,133	3.42
Araquipa International Limited(2)(4)	34,505,163	3.46	92,013,768	3.46
Cressborough Holdings Limited(2)(4)	11,709,089	1.17	31,224,237	1.17
Indexia Holdings Limited(1)(4)	853,880	0.09	2,277,013	0.09
Birchfield(1)(2)	—	—	—	—

Sub-total O'Reilly and Goulandris Interests	245,329,624	24.61	654,212,329	24.61
Patrick Redmond O'Donoghue(4)	1,706,063	0.171	4,549,501	0.171
Paul Michael D'Alton(4)	—	—	—	—
Peter Burton Cameron(4)	—	—	—	—
Gerald Patrick Dempsey(4)	63,635	0.006	169,693	0.006
John Foley(4)	165,532	0.017	441,418	0.017
Ottmar Claus Heindrich Küsel(4)	—	—	—	—
Kevin Columba McGoran(4)	89,086	0.009	237,562	0.009
Sam Michaels(4)	254,543	0.026	678,781	0.026
Patrick James Anthony Molloy(4)	127,270	0.013	339,386	0.013
Tony O'Reilly Jnr(1)(4)	68,343	0.007	182,248	0.007
Lady Chryss O'Reilly(3)	—	—	—	—
David Wellspring Sculley(4)	1,228,181	0.123	3,275,149	0.123
Lord Piers Wedgwood(4)	127,270	0.013	339,386	0.013
Dr Francis Alan Wedgwood(4)	783,275	0.079	2,088,733	0.079

Notes:

(1)
Sir Anthony O'Reilly, Chairman of the Board, controls (i) 49.0% of Stoneworth Investment Limited, a company which owns 164,179,942 Existing Stock Units; (ii) 50% of Albany Hill Limited, a company which owns 34,081,550 Existing Stock Units (Lady O'Reilly controls 10% of Albany Hill Limited); and (iii) 100% of Indexia Holdings Limited, a company which owns 853,880 Existing Stock Units. Sir Anthony O'Reilly also controls 50% of Birchfield, which is the company providing an underwriting commitment under the Underwriting Agreement. Birchfield does not hold any interest in Existing Stock Units. The total number of Existing Stock Units in which Sir Anthony O'Reilly is therefore interested, is 199,115,372, representing 19.97% of the Existing Stock Units.

(2)
Peter John Goulandris, Deputy Chairman of the Board, controls (i) 49.0% of Stoneworth Investment Limited, a company which owns 164,179,942 Existing Stock Units; (ii) 40% of Albany Hill Limited, a company which owns 34,081,550 Existing Stock Units; (iii) 100% of Araquipa International Limited, a company which owns 34,505,163 Existing Stock Units; and (iv) 100% of Cressborough Holdings Limited, a company which owns 11,709,089 Existing Stock Units. Mr Goulandris also controls 50% of Birchfield, which is the company providing an underwriting commitment under the Underwriting Agreement. Birchfield does not hold any interest in Existing Stock Units. The total number of Existing Stock Units in which Peter John Goulandris is therefore interested is 244,475,744, representing 24.52% of the Existing Stock Units.

(3)
Lady O'Reilly has a non-beneficial interest in the Stock Units referred to in note (1) which are beneficially held by her husband, Sir Anthony O'Reilly.

(4)
The number of Stock Units following the Rights Issue shown above is calculated, for illustrative purposes only, on the assumption that each of the Directors take up the full amounts of his/her respective entitlements under the Rights Issue. It is also assumed for illustrative purposes only that all of the Rights Issue Units are fully subscribed for or are successfully placed and that accordingly the Underwriters are not called upon to subscribe for any Rights Issue Units.

(c)
As at the close of business on 10 December, 2004, (being the latest practicable date prior to the publication of this document), the interests (all of which are beneficial) of the Directors in Options, which have been notified by each Director to the Company pursuant to Sections 53 or 64 of the 1990 Act or which are required pursuant to Section 59 of the 1990 Act to be entered into the register referred to therein, or which would, if the connected person were a Director, be required to be disclosed under the aforementioned provisions, and the existence of which is known to or would with reasonable diligence be ascertained by that Director, were as set out below.

Director	Options held	Option price	Exercisable between
Patrick Redmond O'Donoghue	6,241	€0.50	1/2/05–1/8/05
	3,424	€0.35	1/2/06–1/8/06
	1,070,000	€0.89	13/12/99–13/12/06
	1,070,000	€0.90	2/9/02–2/9/09
	535,000	€0.90	27/3/03–27/3/10
	749,000	€1.07	12/4/04–12/4/11

Total	3,433,665

Peter Burton Cameron	6,085	£0.31	1/2/05–1/8/05
	3,400	£0.22	1/2/06–1/8/06
	802,500	€0.90	27/3/03–27/3/10
	535,000	€1.07	12/4/04–12/4/11
	214,000	€0.60	8/11/04–8/11/11
	267,500	€0.61	5/6/05–5/6/12

Total	1,828,485

John Foley	6,241	€0.50	1/2/05–1/8/05
	3,424	€0.35	1/2/06–1/8/06
	246,100	€0.89	13/12/99–13/12/06
	133,750	€0.90	2/9/02–2/9/09
	107,000	€0.90	27/3/03–27/3/10
	535,000	€1.07	12/4/04–12/4/11
	214,000	€0.60	8/11/04–8/11/11

Total	1,245,515

Ottmar Claus Heindrich Küsel	264,250	£0.94	26/3/01–26/3/08
	107,000	€0.90	2/9/02–2/9/09
	267,500	€0.90	27/3/03–27/3/10
	535,000	€1.07	12/4/04–12/4/11
	214,000	€0.60	8/11/04–8/11/11

Total	1,387,750

Sam Michaels	535,000	€0.90	2/7/03–27/3/10

Total	535,000

Tony O'Reilly Jnr	535,000	€1.07	12/4/04–12/4/11
	214,000	€0.60	8/11/04–8/11/11

Total	749,000

Lord Piers Wedgwood	13,464	£0.14	1/5/07–1/11/07
	107,000	€1.20	4/9/03–4/9/10

Total	120,464

  Consideration for the grant of the above Options was nil.

(d)
Save as set out in sections 5(b) and 5(c) of this Part 6, no Director has any interests, whether beneficial or non-beneficial, in the Existing Issued Share Capital.

(e)
Save for the Underwriting Agreement, the Deed of Undertaking and the Facility Agreement, in which Sir Anthony O'Reilly and Mr Peter John Goulandris are interested (details of which are contained in sections 8(a)(ii), 8(a)(iii) and 8(a)(iv) respectively of this Part 6), and save for an arrangement between the Company and Mr Peter Cameron whereby the Company has agreed to pay, in the financial year ending 31 March, 2005, Mr Peter Cameron US$3.25 million as a success bonus arising out of the sale of All-Clad, no Director or Mr Andrew Elsby-Smith (the only director of Waterford Wedgwood UK who is not a director of the Company) has or had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group and which:

(i)
was effected by the Company or any of its subsidiaries or associated undertakings during the current or immediately preceding financial year; or

(ii)
was effected by the Company or any of its subsidiaries or associated undertakings during an earlier financial year and remains in any respect outstanding or unperformed.

(f)
As at the date of this document, there are no outstanding loans granted by any member of the Group to any of the Directors or Mr Andrew Elsby-Smith, and no guarantees have been provided by any member of the Group for their benefit.

(g)
As at the date of this document, with the exception of the following, there are no existing or proposed Directors' Service Contracts (as defined in the Listing Rules) between a member of the Group and any Director, nor are there any equivalent arrangements regulating the terms and conditions of their employment:

(i)
Waterford Wedgwood entered into an employment agreement with Mr O'Donoghue on 30 April, 1987. This agreement was amended by supplemental agreement dated 23 February, 1988 and by memorandum dated 30 April, 1993. This was subsequently amended when Mr O'Donoghue was appointed Chief Executive in 2000 and anticipates his retiring at age 63. Mr O'Donoghue's current salary is €548,000 per annum. Mr O'Donoghue is provided with a motor car and is entitled to membership in the company pension scheme, which provides retirement and life assurance benefits wholly funded by the Company. He is also entitled to participate in the permanent health insurance scheme operated by the Company. Mr O'Donoghue is entitled to be considered for such annual performance bonus as may be determined by the remuneration committee of the Board. Mr O'Donoghue's contract may be terminated by Waterford Wedgwood for cause, which includes serious or persistent breach by Mr O'Donoghue of his employment agreement, grave misconduct in the discharge of his duties or being adjudicated bankrupt.

(ii)
Mr Küsel is presently employed under a service agreement with Rosenthal, due to expire on 31 December, 2004 (the "Agreement"). The supervisory board of Rosenthal is obliged to give twelve months' notice before the expiry of the Agreement as to whether it intends to reappoint Mr Küsel as a member and chairman of the board of Rosenthal. Mr Küsel's salary of €336,000 is subject to review every two years. Mr Küsel is entitled to a motor car and driver and is entitled to contributions to his pension insurance or exempt life insurance and a contribution for medical insurance. Mr Küsel is entitled to be included in the Group's accident insurance policy for Rosenthal. Mr Küsel is entitled to be considered for such annual performance bonus as may be determined by the remuneration committee of the Board.

(h)
The aggregate remuneration (including salaries, fees, pension contributions, bonus payments and other benefits in kind) paid to the Directors by the Company or by any other member of the Group during the financial year ended 31 March, 2004 was €5,268,000.

(i)
There will be no change in the total emoluments receivable by the Directors as a result of the Rights Issue.

(j)
The following Directors are, or have been, in the five years preceding the date of this document, directors or partners in the following companies or partnerships (excluding companies in the Group):

Name of Director	Current Directorships/Partnerships	Previous Directorships/Partnerships
Sir Anthony O'Reilly	Cartson Holdings Ltd
eircom Group plc (formerly Valentia Holdings Ltd)
Galacia Management Limited
Independent News & Media PLC
Stoneworth Investment Limited
The Fitzwilton Charitable Foundation Ltd
	The Ireland Funds	APN Holdings NZ Ltd H.J. Heinz Company
Peter John Goulandris	Albany Hill Limited Araquipa International Limited Stoneworth Investment Limited The Hellenic Mutual War Risks Association (Bermuda) Ltd The Hellenic Shipping War Risks Insurance S.A. The International Tanker Owners' Pollution Federation Ltd The London Steam-ship Owners Mutual Insurance Association Ltd	—
Patrick Redmond O'Donoghue	Dunmore Holiday Villas Ltd Governing Body of Waterford Institute of Technology Greencore Group plc WKW fm Ltd	Bord Failte Eireann Edward Flahavan & Sons Ltd Tourism Ireland Ltd Waterford Chamber of Commerce Waterford Regional Airport plc Waterford Tourism Ltd

Paul Michael D'Alton
Bank of Ireland Assurance
Bank of Ireland Life Holdings plc
Comhfhorbairt (Gaillimh) Teo (trading as Aer Arann)
Irish Takeover Panel
Lartington Limited
Lifetime Holdings Limited
New Star Global Investment Funds plc
New Star Investment Funds (Ireland) Ltd
Ranelagh Consultants Ltd
SEI Global Assets Fund plc
SEI Global Investments Fund plc
SEI Global Master Fund plc
SEI Investments Global Fund Services Ltd
SEI Investments Global Ltd
Systems 2001 Asset Trust Ireland Finance plc
Advanced Environmental Solutions (Ireland) Ltd
Bank of Ireland UK Holdings plc
BIAM Holdings
BOI Insurance Ltd
Bristol & West plc (as alternate director only)
EuroConex Technologies Ltd
Governor and Company of the Court of Bank of Ireland
IBI Interfunding Company
J&E Davy Holdings Ltd
Laurus Ltd
Lifetime Assurance Company Ltd
New Ireland Holdings plc
Riverdeep Group plc
The Investment Bank of Ireland Ltd
Peter Burton Cameron	Acuity Management Inc Acuity Properties Inc Brothers Brewing Chapel Hill/Chauncy Hall School Faberware Licensing Company, LLC FCI Corporation FCL International Housewares Association Northeastern University Revere Graphics Worldwide Inc Stylecraft Supply Inc The Acuity Foundation Inc	—
Gerald Patrick Dempsey
Garragie Investments
Hickdale Limited
MAI Finance Ireland
MAI Holdings Ireland
Meritorial Ltd
MFWWnet
PRNet
Springport
The Ireland Funds
UAPnet
United Business Media
Financial Services Ireland
United Business Media Llc
United Media Finance Ireland
UNM Finance Ireland
	UNM Holdings Ireland	Avonburn Ltd Bavensdale Company Carlingdale Company Dakleigh Company Design & Project Management Ltd iSwoop Ltd UMS Group Ltd
John Foley	—	—

Ottmar Claus Heindrich Küsel	Ceramics Industry Association Düsseldorfer Hypotheken Bank AG	—
Kevin Columba McGoran	Fitzwilton Ltd	Safeway Stores (Ire) Ltd
Sam Michaels	NABCO, Inc Pittsburgh Annealing Box Company	—
Patrick James Anthony Molloy	Blackrock Clinic Ltd Blackrock Hospital Ltd CRH plc Dublin Adult Learning Centre Enterprise Ireland Hugh Lane Gallery Trust Ltd Irish Management Institute	Governor and Company of Bank of Ireland Bristol & West plc Eircell 2000 plc eircom plc ICS Building Society Kingspan Group plc Trinity College Foundation Board
Lady Chryss O'Reilly	Irish National Stud Company Ltd Portmarnock Hotel & Golf Links Ltd Wirrel Investments Limited	—
Tony O'Reilly Jnr	ARCON International Resources P.l.c. Fitzwilton Limited Independent News & Media PLC Providence Resources plc	E-Mat, Inc. Lockwood Financial Group Ltd Tedcastle Holdings Ltd
David Wellspring Sculley	Bermuda Perfumery iTouch plc Wolfgang Puck Food Co	Ranch 1
Lord Piers Wedgwood	—	—
Dr Francis Alan Wedgwood	—	—
(k)
No Director has at the date of this document:

(i)
any unspent convictions in relation to indictable offences;

(ii)
been the subject of bankruptcy proceedings or an individual voluntary arrangement;

(iii)
been a director with an executive function of any company at the time of or within 12 months preceding its receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or composition or arrangement with its creditors generally or any class of its creditors;

(iv)
been a partner in a partnership which, whilst he was a partner or within 12 months after his ceasing to be a partner, was put into compulsory liquidation, had an administrator or other receiver appointed or entered into any voluntary arrangement;

  (v)
  had an administrator or other receiver appointed in respect of any asset belonging to him or to a partnership of which he was a partner at the time of such appointment or within the 12 months preceding such appointment; or

  (vi)
  been the subject of a public criticism by any statutory or regulatory authorities (including designated professional bodies) nor has any Director ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

6.     Interests in Existing Stock Units

  As at 10 December, 2004 (being the latest practicable date prior to the publication of this document), the names of persons, other than Directors, who were directly or indirectly interested in 3% or more of the Existing Stock Units, and the amount of each such person's interest, in so far as the Company is aware, are as set out below. The number of Stock Units in which these persons will, subject to the assumption stated at note (3) below, be interested following the Rights Issue is also set out below.

	Number of Stock Units prior to the Rights Issue	% of Existing Issued Share Capital prior to the Rights Issue	Number of Stock Units following the Rights Issue	% of Enlarged Issued Share Capital
Bank of Ireland Asset Management(1)	116,243,627	11.7	309,983,005	11.7
US Trust Company	36,701,696	3.7	97,871,189	3.7
Arnhold and S. Bleichroeder Advisers Inc(2)	35,908,625	3.6	95,756,333	3.6

  Notes:

  (1)
  The Directors have been advised that these shareholdings are not beneficially owned but are held on behalf of clients, none of which, so far as the Directors are aware, holds more than 3% of the Existing Issued Share Capital.

  (2)
  One of the clients of Arnhold and S. Bleichroeder Advisers Inc., The First Eagle Overseas Fund, holds 30,000,000 Stock Units, representing 3% of the Existing Issued Share Capital. The holding of the First Eagle Overseas Fund is included in that of Arnhold and S. Bleichroeder Advisers Inc. disclosed above.

  (3)
  The number of Stock Units following the Rights Issue shown above assumes, for illustrative purposes only, that each of the three Stockholders disclosed in the table above subscribes for its full Rights Issue entitlement.

  Save as referred to under section 7 below, as at 10 December, 2004 (being the latest practicable date prior to the publication of this document), the Company is not aware of any person who, directly or indirectly, jointly or severally, exercises or could exercise control over the Company.

7.     Potential Controlling Shareholders and Relationship Agreement

  As detailed in the November 2004 Circular, where Stockholders (other than members of the Concert Party or companies controlled by them) do not subscribe for their full entitlements to Rights Issue Units under the Rights Issue and these Rights Issue Units are not otherwise subscribed for by persons other than the Concert Party members, the percentage interest of Sir Anthony O'Reilly and Mr Peter John Goulandris in the Enlarged Issued Share Capital could equal or exceed 30% following the Rights Issue (which would result in them being regarded as a "controlling shareholder" under the Listing Rules).

  In order to address the requirements of the Listing Rules with respect to controlling shareholders, the Company has entered into a Relationship Agreement with Sir Anthony O'Reilly and Mr Peter John Goulandris. On the basis, inter alia, of the Relationship Agreement, the Company is satisfied that in the event that a controlling shareholder is created pursuant to the Rights Issue, it will be capable of carrying on its business independently of the controlling shareholder (including any associate thereof as defined in the Listing Rules) and that all transactions and relationships between the Group and the controlling shareholder (or associates thereof) will be at arm's length and on a normal commercial basis.

  Pursuant to the Relationship Agreement, which is dated 14 December, 2004, each of Sir Anthony O'Reilly and Mr Peter John Goulandris has undertaken, from the time when either of them becomes a controlling shareholder (as defined in the Listing Rules) pursuant to the Rights Issue that (a) he shall exercise, or procure the exercise of, the voting rights attributable to his holding so as to ensure that the Company and/or the Group is capable at all times of carrying on its business independently of him and/or his associates, (b) all transactions and relationships between him and/or his associates and/or any entity interested in his shareholding and the Group are conducted at arm's length and on a normal commercial basis, (c) he will abstain, or procure the abstention, from voting the shares attributable to his holding in general meetings of the Company in respect of any contract or arrangement in which, in the reasonable opinion of the Independent Board (being the Directors other than those who may not vote as determined in accordance with the provisions detailed at (i), (ii) and (iii) in the following paragraph), he has a material interest; (d) he will not exercise, or procure the exercise of, the voting rights in the Company attributable to his shareholding in favour of any amendment to the Articles which would be inconsistent with, or in violation of, the terms of the Relationship Agreement; and he will procure that, within seven days of becoming aware of a significant acquisition opportunity of a non-publicly quoted company in the luxury crystal and ceramics businesses, the Company will be provided with notice of that investment opportunity and he and his associates will not pursue such acquisition opportunity if within a period of five business days the Company notifies him of its intention to take up such acquisition opportunity.

  Each of the parties to the Relationship Agreement has also undertaken to procure that during the term of the Relationship Agreement (a) in respect of any Board resolution relating to any transaction between any member of the Group and either or both of Sir Anthony O'Reilly or Mr Peter John Goulandris, no member of the Board may exercise a vote if he/she is (i) Sir Anthony O'Reilly, Mr Peter John Goulandris, Lady O'Reilly or Mr Tony O'Reilly Jnr (the "Current Relationship Directors") (ii) is connected to one or both of Sir Anthony O'Reilly or Mr Peter John Goulandris within the meaning of Section 26 of the 1990 Act (as amended by Section 76 of the Company Law Enforcement Act 2001), or (iii) has a significant and direct business relationship with either or both of Sir Anthony O'Reilly or Mr Peter John Goulandris which, in the reasonable opinion of the Independent Board (also excluding in this case the Director whose relationship is being considered) would materially interfere with the exercise by him/her of independent judgement on such matter; and (b) the requirements of the Listing Rules in respect of controlling shareholders will be complied with.

  The Relationship Agreement comes into effect on the date that either or both of Sir Anthony O'Reilly and Mr Peter John Goulandris become a controlling shareholder (as defined in the Listing Rules) pursuant to the Rights Issue. If such event has not occurred on or before 28 February, 2005 (or such later date as may be agreed in writing between the parties, being in any event no earlier than the date upon which Sir Anthony O'Reilly and Mr Peter John Goulandris would, if required, subscribe for Rights Issue Units pursuant to the Underwriting Agreement), the Relationship Agreement will terminate. It is a term of the Relationship Agreement that nothing in it will require Sir Anthony O'Reilly or Mr Peter John Goulandris to abstain, or procure the abstension, from voting the Stock Units attributable to their holdings in respect of the Acquisition Resolution, provided always that Sir Anthony O'Reilly and Mr Peter John Goulandris complies with the provisions of Chapter 11 of the Listing Rules and so demonstrates to the satisfaction of the Irish Stock Exchange and the UK Listing Authority prior to taking any action in accordance with the relevant term of the Relationship Agreement.

8.     Material Contracts

(a)
The following is a summary of all material contracts (not being contracts entered into in the ordinary course of business), which have been entered into by any member of the Group within the two years immediately preceding the date of this document and which are or may be material and all other contracts (not being contracts entered into in the ordinary course of business) which contain any provision under which any member of the Group has any obligation or entitlement which is or may be material to the Group as at the date of this document:

(i)
The Relationship Agreement, the principal terms of which are summarised in section 7 of this Part 6.

  (ii)
  The Company entered into the Underwriting Agreement on 21 October, 2004 with Birchfield and Davy. Pursuant to the Underwriting Agreement and subject to the fulfilment of the conditions and on the terms set out in the Underwriting Agreement, Birchfield will act as Underwriter of the Rights Issue and Davy will act both as Sponsor to, and as an Underwriter of, the Rights Issue. Where Rights Issue Units are not subscribed for under the Rights Issue, the Company's broker, Davy, will seek to place the relevant Rights Issue Units with investors at a price not less than the Issue Price plus expenses of sale (including applicable commissions and VAT thereon). If Davy is unable to procure subscribers in this regard or, having concluded that it is unlikely that such subscribers can be procured, decides not to endeavour to procure subscribers, the relevant Rights Issue Units will be subscribed for by the Underwriters in their respective proportions. Under the terms of the Underwriting Agreement, Birchfield and Davy will underwrite severally the Rights Issue as to 70% and 30% respectively. See also a summary of the Deed of Undertaking at sub-section (iii) below.

    In consideration of their agreement to underwrite the Rights Issue, each Underwriter will be paid a commission for the first twenty eight days of its commitment under the Underwriting Agreement, beginning from and including 21 October, 2004 (the "28 Day Commission Period"), equal to 2.5% of the value of each Underwriter's Relevant Amount (as defined in the Underwriting Agreement, being the amount obtained by multiplying the Issue Price by the aggregate number of Rights Issue Units by the proportion being underwritten by the relevant Underwriter). In the case of Birchfield only, the amount of commission payable, as detailed above, is reduced by an amount equal to 2.5% of the Birchfield Deductible Amount (as defined in the Underwriting Agreement), so as to ensure that the proportion of the Rights Issues Units in which the O'Reilly/Goulandris Interests are interested is not included in calculating the commission payable to Birchfield in respect of these interests.

    An additional commission equal to 0.125% of the value of each of the Underwriter's Relevant Amount (which, in the case of Birchfield only, is reduced by an amount equal to 0.125% of the Birchfield Deductible Amount on the same basis as detailed above) is payable to each of the Underwriters for each seven days or part of seven days (if any) after the 28 Day Commission Period up to and including the earlier of the date of termination of the Underwriting Agreement and the Cut Off Date (as defined below). If the Underwriting Agreement is terminated in accordance with its terms, the Company will pay commissions to the Underwriters on the same basis as detailed above, save that the relevant percentage of commission applicable for the 28 Day Commission Period shall be 1%.

    For this purpose "Cut Off Date" means (i) if the Closing Date falls on any date between (and including) 22 December, 2004 and 29 December, 2004, the earlier of (A) the sixth business day following the Closing Date and (B) the date (if any) by which Davy, as Sponsor, has procured subscribers for all of the Rights Issue Units not taken up or determined that it will no longer procure subscribers for such Rights Issue Units in accordance with the Underwriting Agreement; or (ii) in any other circumstance, the second Business Day following the Closing Date.

    Each Underwriter will pay to any sub-underwriters, out of any commissions payable under the Underwriting Agreement, a sub-underwriting commission (to the extent that sub-underwriters are or have been procured by such Underwriter).

    The Company will pay all costs and expenses of each Underwriter and the Sponsor in connection with the Rights Issue, the issue of the Rights Issue Units and the arrangements referred to and contemplated by the Underwriting Agreement.

    The Sponsor and the Underwriters have acknowledged that the Rights Issue Units have not been and will not be registered under the securities laws of any jurisdiction in Canada, Australia and Japan or any other territory or jurisdiction where the posting of Listing Particulars and/or PALs would constitute a breach of local law or regulation ("Restricted Jurisdictions") and may not be, directly or indirectly, offered or sold, taken up, renounced or delivered, in or into Canada, Australia or Japan or to or by any resident of such countries.

    The Sponsor and the Underwriters have further acknowledged that the Rights Issue Units have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States, or to or for the account or benefit of US persons, unless an exemption from the registration requirements of the Securities Act is available. Each of the Sponsor and the Underwriters has agreed that it will not offer or sell the Rights Issue Units, within the United States or to or for the account or benefit of US persons, until 40 days after the commencement of the Rights Issue, and it will have sent to each broker/dealer or sub-underwriter to which it sells in reliance on Regulation S during such 40 day period a confirmation or other notice detailing the restrictions on offers and sales of such securities within the United States, or to or for the account or benefit of US persons. In addition, each of the Sponsor and each Underwriter has agreed that no such securities will be offered or sold by or on behalf of it or any sub-underwriter in the United States except by a broker/dealer registered under the Exchange Act, or pursuant to a valid exemption from such requirements under the Exchange Act.

    The Underwriting Agreement contains certain standard representations, warranties, undertakings and indemnities by the Company in favour of the Sponsor and the Underwriters.

    The Underwriting Agreement is conditional upon, inter alia, the Irish Takeover Panel granting the Waiver; the Independent Shareholders approving the Waiver Resolution at an extraordinary general meeting (the "Required EGM") prior to the time when the Listing Particulars and the PALs in respect of the Rights Issue Units are despatched to Stockholders; Shareholders approving the Share Capital Resolutions at the Required EGM; the Listing Particulars being stamped and approved by the Irish Stock Exchange and the United Kingdom Listing Authority; the posting of the Listing Particulars and of the PALs in respect of the Rights Issue Units by no later than 15 December, 2004 (or such other date as the Underwriters, the Sponsor and the Company may agree); the admission of all of the Rights Issue Units, nil paid, to the Official Lists and to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange becoming effective by not later than 8.00 a.m. on the first Business Day following the date of posting of the Listing Particulars and of the PALs; the 2.5 Announcement being published by no later than 15 December, 2004 (or such other date as the Underwriters, the Sponsor and the Company may agree); and the Underwriting Agreement not having been terminated at any time prior to the issue by the Company of the 2.5 Announcement.

    The Underwriting Agreement may be terminated by either of the Underwriters or the Sponsor if, before the issue of the 2.5 Announcement: (i) an Underwriter or Sponsor becomes aware that any warranty given to it by the Company was not, when given, true, accurate and not misleading in any respect and as a result could be expected to have a material adverse effect on the Rights Issue; (ii) a matter has arisen after the date of the Underwriting Agreement which would have rendered any warranty given by the Company, if repeated at that time, untrue, inaccurate or misleading by reference to the facts then existing and as a result could be expected to have a material adverse effect on the Rights Issue; (iii) a material adverse change occurs with respect to the Company and its subsidiaries; (iv) the Company fails to comply with any of its obligations under the Underwriting Agreement in any respect which would have a material adverse effect on the Rights Issue; or (v) any change in national or international financial, monetary, military, economic, political or stock market conditions occurs which, in the reasonable opinion of an Underwriter or the Sponsor, arrived at in good faith, would, or would be likely to, be materially prejudicial to the Company or any of its subsidiaries, to the offering constituted by the Rights Issue or to the acquisition of the Rights Issue Units by persons pursuant thereto.

    On 14 December, 2004 the Underwriting Agreement was amended by way of an amendment agreement between the same parties which changed the time of the Closing Date (from 9.30 a.m. to 11.00 a.m. in line with current market practice) and certain related times.

  (iii)
  The Company entered into the Deed of Undertaking with each of Sir Anthony O'Reilly and Mr. Peter John Goulandris on 21 October, 2004. Pursuant to the Deed of Undertaking, each of Sir Anthony O'Reilly and Mr Peter John Goulandris (together the "Obligors") as owners of the entire issued share capital of Birchfield, severally undertook to the Company to procure the due and punctual performance by Birchfield of its obligations under the Underwriting Agreement. The Obligors have agreed to pay to the Company on demand any sum that Birchfield is due to pay under the Underwriting Agreement and has not paid at the time due for payment. Pursuant to the Deed of Undertaking, the Obligors also irrevocably and unconditionally agreed to indemnify (and keep indemnified) the Company on demand, as to 50% each, for any loss, liability or cost incurred by the Company as result of any obligations under the Underwriting Agreement becoming void, voidable or unenforceable as against Birchfield.

  (iv)
  An agreement dated 30 September, 2004, in respect of the principal credit facility of the Company, between among others, the Company and Burdale Financial Limited (the "Agent"), (the "Facility Agreement"). The Facility Agreement is a multi-currency credit facility, secured by the assets of the borrowers and guarantors, which permits a maximum drawdown of (a) €210 million (the initial limit on this component amounts to €140 million while there is an ongoing syndication process to increase that amount to the maximum amount available under the facility) plus (b) US$30 million. The Company, Waterford Wedgwood UK and certain other subsidiaries of Waterford Wedgwood are borrowers under the Facility Agreement, with certain other subsidiaries of the Company acting as guarantors.

    The facilities available under the Facility Agreement are to be used for general corporate and working capital purposes and the amount available under the facilities is to be calculated and maintained by reference to certain receivables, stock, property and equipment, save for the senior tranche B facility (the "Senior Tranche B Facility"), which is a US dollar denominated term loan facility of US$30 million. The Senior Tranche B Facility must, together with portion of the facilities constituting an extended term loan facility (the "Extended Term Loan"), be drawn down prior to any other facilities.

    The term of each of the loan facilities except the Extended Term Loan and the Senior Tranche B Loan Facility is three years; the Extended Term Loan and the Senior Tranche B Loan Facility must be repaid in full on 19 November, 2008.

    The amounts which may be drawn under each facility are subject to certain conditions and there are various reserves applied by the Agent.

    The interest rate on each of the loans, except the Senior Tranche B Loan, is equal to the sum of (i) LIBOR (determined in accordance with the Facility Agreement); (ii) a margin of 2.5% with certain adjustment provisions; and (iii) any mandatory costs of funding imposed by the Financial Services Authority, the Bank of England or similar monetary costs. Interest is payable on the Senior Tranche B Loan at a rate of LIBOR (determined in accordance with the Facility Agreement) plus 6.5% or the Wachovia Bank NA prime rate plus 3.5%, at the election of the Company each month. Achievement by the Company of certain specified levels of consolidated profit before tax would facilitate a reduction in the margin of 2.5%.

    The Facility Agreement contains certain customary covenants, including that no security interest be created over the assets of any obligor under the Facility Agreement without the consent of the Agent other than certain permitted security interests. The Company and any other obligor may also not pay any dividends except certain intercompany dividends unless the consolidated profit before tax for that financial year is in excess of €20 million. Obligors may not make any other payments to affiliates or subsidiaries other than in the ordinary course of business, and may not redeem any of their ordinary or preference share capital.

    The Facility Agreement requires that neither the Company nor any other obligor incur or have owing any financial indebtedness over €1 million in the aggregate, subject to certain exceptions. The Company must also ensure that no member of the Group grants any guarantee without the prior consent of the majority lenders, subject to certain exceptions. Acquisition of a new subsidiary of the Company is permitted with the prior consent of the majority lenders. The Company is also required to comply with covenants relating to specified levels of net worth and twelve month trading cashflow, each calculated in accordance with the terms of the Facility Agreement.

    The Facility Agreement contains standard events of default, including for non-payment of principal, interest or fees, misrepresentation and certain insolvency events. It also provides for an event of default upon change of control and in the case of a material adverse effect based on the reasonable opinion of the majority lenders.

    The Facility Agreement terms have been amended and supplemented by a letter between the Company and the Agent (as agent for the lenders) dated 14 December, 2004 pursuant to which (inter alia): (i) the lenders gave their consent to the Acquisition, subject to certain conditions being satisfied, including a cap on the Acquisition price and associated costs of €55 million, the Acquisition being funded by the Rights Issue and the Rights Issue raising a net amount of not less than €98 million (the Company having discretion to allocate the split of costs of the Acquisition and the Rights Issue for these purposes); (ii) the commitment of Burdale Financial Limited under the Facility Agreement is increased from €140 million to €155 million upon cash support ("CS") being provided in favour of the Agent under the facility for an amount of €25 million. The CS is to be provided by or on behalf of Sir Anthony O'Reilly and Mr Peter John Goulandris (and they have committed to the Company and the Agent that they will provide, or procure the provision of the CS) and is capable of being drawn in certain circumstances to reduce amounts owing under the facility. The amount of availability under the availability tests in the facility is increased euro for euro by the amount of the CS; (iii) certain of the financial covenants are amended and certain financial covenants are not required to be tested if levels of headroom of availability under the availability tests in the facility are met; (iv) 70% of the net proceeds of certain non-core disposals are to be applied to reduce the CS upon certain headroom tests being met and 30% of such net proceeds are to be applied to reduce the Senior Tranche B Facility; (v) the CS will be released upon certain criteria being met; (vi) reserves under the facility remain in place until 31 December 2006 but may be reduced thereafter upon certain performance criteria being met.

  (v)
  An agreement dated 30 September, 2004, between the Company, and the other parties to the Facility Agreement, being an Intercreditor and Security Trust Agreement (the "Intercreditor Agreement") which was a condition precedent to the Facility Agreement. Among other things, the Intercreditor Agreement restricts the ability of the Company to make payments on the Subordinated Bonds in certain circumstances (including default under the Facility Agreement), restricts the ability of the trustee under the Subordinated Bonds indenture (which is as referred to in sub-section (vii) below) to accelerate or demand payment under the Subordinated Bonds and subordinates the claims of Subordinated Bonds holders to those under the Facility Agreement in the event of the insolvency of the Company.

  (vi)
  An agreement dated 28 May, 2004 entered into by the Company and its wholly owned subsidiary, Ballygunner Holdings, and Societé d'Emboutissage de Bourgogne SA relating to the sale of All-Clad USA, Inc. All material terms of this agreement have been previously disclosed (in the July 2004 Document) and made available for inspection. Accordingly, as permitted by the Listing Rules, the material terms are not repeated herein. The agreement is available for inspection as stated in section 18 of Part 6 of this document.

  (vii)
  An agreement dated 1 December, 2003 entered into by the Company, certain of its subsidiaries as guarantors and The Bank of New York as trustee, and relating to the issue of the Subordinated Bonds. All material terms of this agreement have been previously disclosed (in the July 2004 Document) and made available for inspection. Accordingly, as permitted by the Listing Rules, the material terms are not repeated herein. The agreement is available for inspection as stated in section 18 of Part 6 of this document.

  (viii)
  An agreement dated 14 November, 2003 entered into by the Company, the executive Directors of the Company, Sir Anthony O'Reilly and Mr Peter John Goulandris, and Davy, pursuant to which Davy agreed to underwrite the 2003 Rights Issue. All material terms of this agreement have been previously disclosed (in the December 2003 Document) and made available for inspection. Accordingly, as permitted by the Listing Rules, the material terms are not repeated herein. The agreement is available for inspection as stated in section 18 of Part 6 of this document.

(b)
The following is a summary of all material contracts (not being contracts entered into in the ordinary course of business) which have been entered into by any member of the Royal Doulton Group within the two years immediately preceding the date of this document and which are or may be material and there are no other contracts (not being contracts entered into in the ordinary course of business) which contain any provision under which any member of the Royal Doulton Group has any obligation or entitlement which is or may be material to the Royal Doulton Group as at the date of this document:

(i)
An agreement dated 19 December 2002 entered into by Swinnertons Limited, a subsidiary of Royal Doulton, and Redrow Homes (West Midlands) Limited pursuant to which the Royal Doulton Group sold certain land at Baddeley Green for a consideration of £6.5 million. £1.5 million of the consideration for the sale of the land remains outstanding from Redrow Homes (West Midlands) Limited, which is payable on the earlier of 30 June, 2005 or the date on which Redrow Homes (West Midlands) Limited releases its hundredth house on the plot.

9.     Working Capital

  The Company, on the basis that the Acquisition does not proceed, is of the opinion that, having regard to existing cash resources and available bank and other financing facilities and taking into account the net proceeds of the Rights Issue, the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

  The Company, on the basis that the Acquistion does proceed, is of the opinion that, having regard to existing cash resources and available bank and other financing facilities and taking into account the net proceeds of the Rights Issue, the Enlarged Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

10.   Subsidiary Undertakings of Waterford Wedgwood

  The Company is the ultimate holding company of the following subsidiaries:

Name	Registered office and country of incorporation	Nature of business
Manufacturing
Waterford Crystal (Manufacturing) Ltd	Kilbarry, Waterford, Ireland	Crystal glass manufacturer
Josiah Wedgwood & Sons Ltd	Barlaston, Stoke-on-Trent, England	Ceramic tableware/giftware manufacturer
Rosenthal AG	Selb, Germany	Ceramic tableware/giftware manufacturer

Distribution
Waterford Crystal Ltd*	Kilbarry, Waterford, Ireland	Distributor
Stuart & Sons Ltd*	Barlaston, Stoke-on-Trent, England	Distributor
Waterford Wedgwood Australia Ltd	Barlaston, Stoke-on-Trent, England	Distributor
Waterford Wedgwood Canada Inc.	Toronto, Canada	Distributor
Waterford Wedgwood USA Inc.	New York, USA	Distributor
Waterford Wedgwood Japan Ltd	Tokyo, Japan,	Distributor
Waterford Wedgwood Retail Ltd	Barlaston, Stoke-on-Trent, England	Retailer
Josiah Wedgwood & Sons (Exports) Ltd	Barlaston, Stoke-on-Trent, England	Exporter
Josiah Wedgwood (Malaysia) Sdn Bhd	Kuala Lumpur, Malaysia	Retailer
Waterford Wedgwood Trading Singapore Pte. Ltd	Singapore	Distributor
Waterford Wedgwood (Taiwan) Ltd	Taipei, Taiwan	Distributor
Wedgwood GmbH	Selb, Germany	Sales office W/C Imports Inc.
	California, USA	Linen distributor
Spring Switzerland GmbH*	Switzerland	Distributor
Spring USA Corporation	Delaware, USA	Distributor
Cashs Mail Order Limited*	Kilbarry, Waterford	Distributor
Finance
Statum Limited	Barlaston, Stoke-on-Trent, England	Finance
Other
Waterford Wedgwood U.K. plc*	Barlaston, Stoke-on-Trent, England	Subsidiary holding company
Wedgwood Ltd	Barlaston, Stoke-on-Trent, England	Subsidiary holding company
Waterford Wedgwood Inc.	Delaware, USA	Subsidiary holding company
Waterford Glass Research and Development Ltd*	Kilbarry, Waterford, Ireland	Research and development
Waterford Wedgwood Employee Share Ownership Plan (Jersey) Ltd*	St. Helier, Jersey	Trustee company
Waterford Wedgwood GmbH	Selb, Germany	Subsidiary holding company
Waterford Wedgwood Linens Inc.*	Delaware, USA	Subsidiary holding company
Ashling Corporation	California, USA	Subsidiary holding company
Dungarvan Crystal*	Kilbarry, Waterford, Ireland	Subsidiary holding company

  Immediate subsidiaries of Waterford Wedgwood plc are marked*. With the exception of Rosenthal AG, where the Group owns 89.8%, Ashling Corporation, where the Group owns 86.5% and Spring USA Corporation, where the Group owns 60%, all subsidiary companies are 100% owned. All companies operate primarily in their country of incorporation with the exception of Waterford Wedgwood Australia Limited which operates in Australia.

11.   Legal Proceedings

(a)
Save as disclosed below, there are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Waterford Wedgwood is aware) which may have, or have had during the 12 months immediately preceding the date of this document, a significant effect on the Group's financial position.

  Following agreement by Waterford Wedgwood of a "without prejudice" settlement of US$500,000 with the New York Attorney General in August, 2004 in settlement of specific aspects of a case taken by the New York Attorney General against Federated Stores, May Company, Lennox Inc. and Waterford Wedgwood for restraint of trade, a consumer class action was filed against Waterford Wedgwood in California for violation of the Sherman Act (which is anti-trust legislation). The nature of the allegations and their potential monetary value remain unclear at this time. Waterford Wedgwood is therefore currently unable to anticipate the outcome of this action.

(b)
There are no legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Waterford Wedgwood is aware) which may have, or have had during the 12 months immediately preceding the date of this document, a significant effect on the Royal Doulton Group's financial position.

12.   Significant Changes

(a)
There has been no significant change in the financial or trading position of the Group since 30 September, 2004, the date to which the Group's latest consolidated financial statements were published (being the unaudited interim results for the six months ended 30 September, 2004).

(b)
There has been no significant change in the financial or trading position of the Royal Doulton Group since 30 June, 2004, the date to which the Royal Doulton Group's latest consolidated financial statements were published (being the unaudited interim results for the six months ended 30 June, 2004).

13.   Consents

(a)
PricewaterhouseCoopers, George's Quay, Dublin 2, Ireland has given and not withdrawn its written consent to the issue of this document with the inclusion herein in Part 5 of its report and references thereto and to its name in the form and context in which they appear and has also authorised the content of its letter in Part 5 of this document for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001 of the United Kingdom.

(b)
Davy, of Davy House, 49 Dawson Street, Dublin 2, Ireland, which is regulated in Ireland by the Irish Financial Services Regulatory Authority, has given and not withdrawn its written consent to the issue of this document with the inclusion herein of its name and references thereto in the form and context in which they appear.

14.   Principal Investments

  Save for the Acquisition, no principal investments are being or are proposed to be made by the Company or by any member of the Group. No firm commitments to make significant future investments have been made by the Directors in relation to the Group.

15.   General

(a)
Prior to 2002, the fiscal year of Waterford Wedgwood ended on 31 December and the last full such fiscal year was the year ended 31 December, 2001. Thereafter, the Group changed its fiscal year end to 31 March in recognition of the Group's historic seasonal weighting towards the last six months of the calendar year, particularly the Thanksgiving and Christmas holiday seasons in November and December, and to provide a more balanced view of the Group's services and financial performance and enable management to plan more effectively the Group's business.

  The audited consolidated financial statements and annual accounts of the Company as at and for the year ended 31 December, 2001, as at and for the three months ended 31 March, 2002 and as at and for the years ended 31 March, 2003 and 31 March, 2004, upon which unqualified reports have been given, have been audited by PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, George's Quay, Dublin 2, Ireland.

(b)
The total costs and expenses of and incidental to the Rights Issue payable by the Company (including registration, the costs of printing, advertising and distributing this document, capital duty on the issue of the New Ordinary Shares comprised in the Rights Issue Units, corporate finance, legal and accountancy fees and underwriting commission of 3.5% of the value of the Rights Issue (less the Birchfield Deductible Amount, as described in section 8(a)(ii) above), (assuming an underwriting commitment period of no more than eighty-four days, i.e. 2.5% for the first twenty-eight days (or part thereof) and a further 0.125% for each seven day period (or part thereof) thereafter), are estimated to be €4.5 million (exclusive of value added tax). Approximately €300,000 of this amount is payable to financial intermediaries.

(c)
The consideration to be paid by the Company to Birchfield (being a related party within the meaning of Chapter 11 of the Listing Rules), pursuant to the Underwriting Agreement in respect of its underwriting is no more than the usual commercial underwriting consideration and is calculated on the same basis as the consideration to be paid to Davy under the Underwriting Agreement in respect of its underwriting commitment, save that the Birchfield Deductible Amount will be deducted from the consideration payable to Birchfield.

(d)
Birchfield is an international business company incorporated in the British Virgin Islands. Sir Anthony O'Reilly and Mr Peter John Goulandris each own 100 shares in Birchfield, each representing 50% of Birchfield's issued and outstanding common stock. Birchfield has issued no other equity or debt securities. It was dormant until it entered into the Underwriting Agreement with the Company and Davy on 21 October, 2004 and its only asset is US$2,000 in cash which it received for the issuance of its shares to its shareholders. Its only business will be to fulfil its obligation to underwrite 70% of the Rights Issue, and thereafter, to hold for investment any Stock Units for which it is called upon to subscribe pursuant to the Underwriting Agreement. Immediately prior to the time it may need to pay funds to the Company for the underwritten Rights Issue Units, it will receive capital contributions from its two shareholders in sufficient amounts to satisfy such obligation. The Deed of Undertaking confirms this arrangement.

(e)
The Secretary of the Company is Patrick Dowling of Kilbarry, Waterford, Ireland.

(f)
The Company's Registrars and Receiving Agent for the Rights Issue in Ireland is Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland.

(g)
No Stock Units of the Company are currently in issue with a fixed date on which entitlements to a dividend arises and there are no arrangements in force whereby future dividends are waived or agreed to be waived.

(h)
The Company has no convertible debt securities, exchangeable debt securities or debt securities with warrants in issue.

(i)
There were no interruptions in the Group's business in the last twelve months which may have or had a significant effect on the Group's financial position.

(j)
None of the Rights Issue Units have been marketed or are available in whole or in part to the public in conjunction with the application for Admission, save under the terms of the Rights Issue.

(k)
The Rights Issue has been underwritten as to 70% by Birchfield, whose principal place of business is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and as to 30% by Davy, whose principal place of business is Davy House, 49 Dawson Street, Dublin 2, Ireland.

(l)
Having carefully considered the benefits to the Company of competitive tendering of sub-underwriting commissions, the Directors have concluded that any such tendering process would be unlikely to result in any significant benefit to the Company and would not therefore be appropriate in connection with the Rights Issue.

(m)
Save for the financial information as referred to in section A of Part 3 above, which has been audited by KPMG Audit Plc, Manchester, United Kingdom and by PricewaterhouseCoopers, Manchester, United Kingdom (auditors to Royal Doulton in 2003 and 2002, and 2001 respectively), no other information in this document has been audited.

(n)
As at 10 December, 2004 (being the latest practicable date prior to the publication of this document), Davy Corporate Finance Limited, being the company directly involved in the sponsorship activities of Davy in relation to the Rights Issue and the Acquisition, and directors and employees of Davy directly involved in such sponsorship activities, were interested in 13,435 Existing Stock Units in aggregate, representing 0.001% of the Existing Issued Share Capital.

(o)
The following source documents have been used in the compilation of this document, unless otherwise stated:

(i)
in the case of audited financial information on Royal Doulton or Waterford Wedgwood, the relevant annual reports;

(ii)
in the case of interim financial information on Royal Doulton or Waterford Wedgwood, the relevant interim results; and

(iii)
in the case of all other information on the Royal Doulton Group:

—
with respect to the number of Royal Doulton Shares in issue and Royal Doulton Options outstanding, the records of Royal Doulton; and

—
with respect to statements made in relation to the market position and brand recognition of Royal Doulton, various independent market reports.

16.   General Information Relating to Waterford Wedgwood UK

  Waterford Wedgwood UK is an intermediate holding company, registered in the United Kingdom (Number 2058427), the ultimate parent company of which is Waterford Wedgwood. Waterford Wedgwood UK will be the issuer of 1,661,645,381 New Income Shares, which together with the 1,661,645,381 New Ordinary Shares to be issued by Waterford Wedgwood, make up the 1,661,645,381 Rights Issue Units to be issued under the Rights Issue. Information required to be disclosed on Waterford Wedgwood UK pursuant to the Listing Rules and pursuant to section 79 of FSMA is as set out below. This information takes account of the fact that Waterford Wedgwood UK is not independent but is a subsidiary of Waterford Wedgwood whose financial affairs are therefore fully consolidated into those of the Waterford Wedgwood Group and the businesses of whose subsidiaries are fully integrated with those of Waterford Wedgwood UK's other subsidiaries.

(a)
The Waterford Wedgwood UK Directors, whose names and business addresses are set out below, accept responsibility for the information contained in this document relating to Waterford Wedgwood UK only. To the best of the knowledge and belief of the Waterford Wedgwood UK Directors (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)
The Waterford Wedgwood UK Directors are as follows:

  Peter John Goulandris* (Chairman)
  Andrew Elsby-Smith
  Patrick Redmond O'Donoghue
  Lady Chryss O'Reilly*
  Dr Francis Alan Wedgwood*
  Lord Piers Wedgwood
  Paul Michael D'Alton

  *    denotes non-executive

  The Secretary of Waterford Wedgwood UK is Patrick Dowling. The business address of Mr Andrew Elsby-Smith is at the registered address of Waterford Wedgwood UK, being at Barlaston, Stoke-on-Trent, Staffordshire ST12 9ES, United Kingdom. The business address of all the other Waterford Wedgwood UK Directors is as set out in section 5(a) of this Part 6. There is no information required to be disclosed in relation to Mr Andrew Elsby-Smith under paragraph 6F2 (b) to (g) of the Listing Rules.

(c)
Mr Andrew Elsby-Smith is interested in 31,361 Stock Units (and therefore in that number of Income Shares) and holds 379,685 Options which are exercisable between 24 May, 1999 and 8 November, 2011 at option prices between £0.14 and £0.94. The interests of the other Waterford Wedgwood UK Directors in Income Shares, as shown in the register of directors interests maintained for the purpose of Section 325 of the Companies Act 1985 of England and Wales, all of which are comprised in Stock Units, are as shown in section 5(b) of this Part 6.

(d)
Mr Andrew Elsby-Smith holds 1 ordinary share in Waterford Wedgwood UK. The balance of the issued ordinary share capital of Waterford Wedgwood UK (being 181,601,768 ordinary shares) is held by Waterford Wedgwood.

(e)
As at the date of this document, with the exception of those described in section 5(g) of Part 6 of this document, there are no existing or proposed Directors Service Contracts (as defined in the Listing Rules) between a member of the Group and any of the Waterford Wedgwood UK Directors, nor are there any equivalent arrangements regulating the terms and conditions of their employment.

(f)
The aggregate remuneration (including pension contributions and benefits in kind) of the directors of Waterford Wedgwood UK for the year ended 31 March, 2004 amounted to £1.17 million, of which £5,000 was due to Peter John Goulandris and was waived by him.

(g)
Waterford Wedgwood UK is wholly owned by Waterford Wedgwood except for Income Shares held directly by Stockholders and except for the ordinary shares in Waterford Wedgwood UK held as disclosed in sub-section (d) of this section 16.

(h)
(i)
The authorised share capital and the issued and fully paid share capital of Waterford Wedgwood UK as at the date of this document, is as shown in Table 1 in section 2 of this Part 6.

(ii)
Following the Rights Issue, the authorised, issued and fully paid share capital of Waterford Wedgwood UK will be as shown in Table 2 in section 2 of this Part 6.

(iii)
No options have been granted over the ordinary share capital of Waterford Wedgwood UK.

(iv)
By a special resolution passed on 7 December, 2004 the pre-emption rights pursuant to Section 89(1) of the Companies Act 1985 of England and Wales were disapplied and the Waterford Wedgwood UK Directors were empowered to allot equity securities (as defined in Section 94 of that Act) in connection with a rights issue and otherwise than on a rights issue up to a maximum nominal amount representing 5% of the issued share capital of Waterford Wedgwood UK as at the close of business on the date of the allotment of securities pursuant to the Rights Issue.

(v)
By an ordinary resolution passed on 7 December, 2004 the directors of Waterford Wedgwood UK Directors were unconditionally authorised pursuant to Section 80 of the Companies Act 1985 of England and Wales to allot and issue relevant securities up to an amount equal to the authorised but unissued share capital of Waterford Wedgwood UK as at the close of business on 14 December, 2004 during the period ending on the earlier of the conclusion of the next annual general meeting of Waterford Wedgwood UK and the date falling 15 months after the passing of the resolution.

(vi)
The New Income Shares comprised in the Rights Units are being created and issued in reliance upon the resolutions, authorities and approvals referred to in sub-paragraphs (iv) and (v) above.

(i)
A summary of the memorandum and articles of association of Waterford Wedgwood UK is as set out below. The terms of, and rights associated with, the Income Shares is as set out in section 3(B) of this Part 6.

(i)
Voting

    The ordinary shares of Waterford Wedgwood UK entitle the holders thereof to attend and vote at any general meeting of Waterford Wedgwood UK and on a show of hands every holder of ordinary shares who is present in person has one vote and on a poll every such holder who is present in person or by proxy has one vote for each ordinary share of which he is the holder.

  (ii)
  Income

    The ordinary Shareholders in Waterford Wedgwood UK are entitled to such dividends as may be declared on such shares.

  (iii)
  Capital

    On a return of capital on a winding-up or otherwise (other than on conversion, redemption or purchase of shares) the holders of the ordinary shares are entitled, after any payment to the holders of any other class of shares, to the balance of the surplus assets of Waterford Wedgwood UK to be distributed among such holders of ordinary shares rateably according to the number of such shares held by them respectively.

  (iv)
  Transfer

    The ordinary shares are transferable by instrument of transfer in any common or usual form. The Waterford Wedgwood UK Directors may decline to register any instrument of transfer unless the instrument of transfer is in respect of only one class of share and is lodged at the place where the register of Waterford Wedgwood UK is situated, accompanied by the relevant share certificate and such other evidence as the Waterford Wedgwood UK Directors may reasonably require to show the right of the transferor to make the transfer. The same instrument of transfer may include the same number of Income Shares and Ordinary Shares.

    The Waterford Wedgwood UK Directors may not decline to register any transfer of shares where such transfer is by any bank or institution to whom such shares have been charged by way of security, pursuant to the power of sale under such security.

(j)
The provisions of Section 89(1) of the Companies Act 1985 of England and Wales (which to the extent not disapplied pursuant to Section 95 of the Companies Act 1985 confer upon Shareholders rights of pre-emption in respect of the allotment of equity securities which are or are to be paid up in cash) apply to the balance of the authorised but unissued share capital of Waterford Wedgwood UK, which is not the subject of the disapplications referred to in paragraph (h)(iv) above.

(k)
Taxation of Waterford Wedgwood UK dividends

  Information in relation to United Kingdom taxation is given in section 5 of Part 2 of this document.

(l)
The registered office and principal place of business of Waterford Wedgwood UK is at Barlaston, Stoke-on-Trent, Staffordshire ST12 9ES, United Kingdom.

(m)
Waterford Wedgwood UK was incorporated in England as Dayoffer public limited company under the Companies Act 1985 of England and Wales on 25 September, 1986 and changed its name to Waterford Wedgwood Holdings plc on 21 October, 1986 and to Waterford Wedgwood UK plc on 2 October, 1989.

(n)
The registrars of Waterford Wedgwood UK are Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland.

(o)
The auditors of Waterford Wedgwood UK are PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, Donington Court, Pegasus Business Park, Castle Donington, East Midlands, DE74 2UZ, United Kingdom.

(p)
Consolidated accounts for Waterford Wedgwood UK, as at and for the year ended 31 December, 2001 and as at and for the three months ended 31 March, 2002, upon which unqualified reports have been given, have been audited by PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, Donington Court, Pegasus Business Park, Castle Donington, East Midlands DE74 2UZ, United Kingdom. On 1 January, 2003 PricewaterhouseCoopers transferred their business to a limited liability partnership PricewaterhouseCoopers LLP, following which PricewaterhouseCoopers resigned and the Waterford Wedgwood UK Directors appointed PricewaterhouseCoopers LLP as auditors. Consolidated accounts for Waterford Wedgwood UK as at and for the year ended 31 March, 2003 and as at and for the year ended 31 March, 2004, upon which unqualified reports have been given, have been audited by PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, Donington Court, Pegasus Business Park, Castle Donington, East Midlands, DE74 2UZ, United Kingdom.

17.   Available Information

  Waterford Wedgwood is currently subject to the reporting requirements of the Exchange Act and, in accordance therewith, currently files reports and other information with the SEC. These reports and other information can be inspected and copied at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional office at Citicorp Centre, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Waterford Wedgwood's reports on Form 20-F and Form 6-K filed with, or furnished to, the SEC after 25 January, 2003 are available on the SEC website at www.sec.gov.

18.   Documents Available for Inspection

  Copies of the documents referred to below will be available for inspection during normal business hours on any weekday (Saturdays, Sundays, bank holidays and public holidays excepted) at the offices of William Fry Solicitors, Fitzwilton House, Wilton Place, Dublin 2, Ireland and Clifford Chance LLP, 10 Upper Bank Street, Canary Wharf, London E14 5JJ, United Kingdom from the date of this document up to and including 7 January, 2005.

(a)
the Memorandum and Articles of Association of the Company;

(b)
the Memorandum and Articles of Association of Waterford Wedgwood UK;

(c)
the audited consolidated financial statements of the Company for the year ended 31 December, 2001, the three months ended 31 March, 2002 and the two years ended 31 March, 2003 and 31 March, 2004;

(d)
the audited consolidated financial statements of Waterford Wedgwood UK for the year ended 31 December, 2001, the three months ended 31 March, 2002 and the two years ended 31 March, 2003 and 31 March, 2004;

(e)
the Company's annual report on Form 20-F for the year ended 31 March, 2004;

(f)
the Interim Results;

(g)
the rules of the Share Option Schemes and of the Employee Participation Schemes;

(h)
the Directors' service contracts referred to in section 5(g) of this Part 6;

(i)
the material contracts referred to in section 8 of this Part 6;

(j)
the written consents referred to in section 13 of this Part 6;

(k)
the audited consolidated financial statements of Royal Doulton for the three years ended 31 December, 2001, 2002 and 2003;

(l)
the Royal Doulton Interim Results;

(m)
the letter from the Panel to Davy Corporate Finance Limited dated 9 November, 2004 granting the Concert Party, subject to the specified conditions, a waiver of the potential general offer obligations under Rule 9 of the Takeover Rules;

(n)
the November 2004 Circular;

(n)
the report on the pro forma financial information relating to the Enlarged Group by PricewaterhouseCoopers contained in Part 5 of this document;

(o)
the irrevocable undertakings received from certain Royal Doulton Shareholders to accept the Offer;

(p)
the competition clearances received from the Office of Fair Trading in the UK and from the German Federal Cartel Office in respect of the Acquisition and once received, any other clearances from any relevant governmental, regulatory or administrative authorities;

(q)
from the date of publication, the Offer Document and the Form of Acceptance;

(r)
the Provisional Allotment Letter; and

(s)
this document.

        Dated: 15 December, 2004

DEFINITIONS

        The following definitions apply throughout this document unless the context otherwise requires or unless it is otherwise specifically provided:

"Act"	the Companies Act 1963;
the "1983 Act"	the Companies (Amendment) Act 1983;
the "1990 Act"	the Companies Act 1990;
the "1996 Regulations" or the "Regulations"	the Companies Act 1990 (Uncertificated Securities) Regulations 1996 (S.I. No 68 of 1996);
"2003 Rights Issue"	the 2003 3 for 11 rights issue of 213,640,119 rights issue units, as detailed in the December 2003 Document, and "2003 Rights Issue Units" means the rights issue units issued pursuant to such rights issue;
"2.5 Announcement"	the announcement made on 15 December, 2004 of a firm intention by or on behalf of Waterford Wedgwood UK to make an offer for Royal Doulton in accordance with Rule 2.5 of the City Code;
"20-F"	the Company's annual report on Form 20-F for the year ended 31 March, 2004;
"Acquisition"	the proposed acquisition of Royal Doulton;
"Acquisition Resolution" or the "Resolution"	an ordinary resolution to approve the Acquisition, proposed for consideration at the Second EGM;
"Admission"	the admission of the Rights Issue Units, nil paid, to the Official List of the Irish Stock Exchange and the Official List of the UK Listing Authority becoming effective in accordance with the Listing Rules and the admission of the Rights Issue Units to trading on the respective main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange becoming effective in accordance with the Listing Rules of the Irish Stock Exchange and the LSE Admission and Disclosure Standards respectively;
"ADR(s)"	American Depositary Receipts, evidencing the ADSs;
"ADS(s)"	American Depositary Shares, each representing 10 Stock Units, in which trading takes place in the US over the counter on the basis of prices quoted by NASDAQ;
"Articles" or "Articles of Association"	the Articles of Association of the Company;
"Australia"	the Commonwealth of Australia, its states, territories and possessions;
"Birchfield"	Birchfield Holdings Limited, which is owned equally by Sir Anthony O'Reilly and Mr Peter John Goulandris;
"Birchfield Directors"	Denis C. Tseretopoulos and Patricia E. Lightbourne;
"Board" or "Directors"	the board of directors of the Company, whose names are set out on page 8 of this document;
"Business Day"	any day (other than a Saturday or Sunday) on which lending banks in Dublin and London are open for business;
"Canada"	Canada, its provinces and territories and all areas subject to its jurisdiction and any political subdivision thereof;
"CCSS"	the CREST Courier and Sorting Service established by CRESTCo to facilitate, inter alia, the deposit and withdrawal of securities;
"certificated" or "certificated form"	not in uncertificated form;

"City Code"	The City Code on Takeovers and Mergers and The Rules Governing the Substantial Acquisitions of Shares, both issued on behalf of the UK Takeover Panel;
"Closing Date"	11.00 a.m. on 7 January, 2005, the latest date for acceptance and payment in full under the Rights Issue;
"Company's Registrars"	Capita Corporate Registrars Plc;
"Concert Party"	Sir Anthony O'Reilly, Mr Peter John Goulandris, Birchfield and, pursuant to Rule 3.3 of Part A of the Irish Takeover Rules, Birchfield's holding company (none), its subsidiaries (none) and subsidiaries of its holding company (none), any associated companies of such companies (none) and companies of which such companies are associated companies (none), the Birchfield Directors and the spouse, parents, brothers, sisters and children of each of Sir Anthony O'Reilly and Mr Peter John Goulandris and the Birchfield Directors, and any trustee of a trust (including a discretionary trust) of which any such person(s) is a beneficiary or a potential beneficiary (none);
"CREST"	the relevant system for the paperless settlement of trades and the holding of uncertificated securities operated by CRESTCo in accordance with the 1996 Regulations;
"CRESTCo"	CRESTCo Limited, the operator of CREST;
"CREST Manual"	the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedures and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by CRESTCo on 15 July, 1996 and as amended since that date);
"CREST member"	a person who has been admitted by CRESTCo as a system-member (as defined in the 1996 Regulations);
"CREST participant"	a person who is, in relation to CREST, a system-participant (as defined in the 1996 Regulations);
"CREST personal member"	a CREST member admitted to CREST as a CREST personal member;
"CREST Regulations"	the Companies Act 1990 (Uncertificated Securities) Regulations 1996 (SI No. 68/1996) and the UK Uncertificated Securities Regulations 2001(SI 2001/3755);
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor;
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member (which includes all CREST personal members);
"Daily Official List"	the Daily Official List of the Irish Stock Exchange and/or, as appropriate, the Daily Official List of the London Stock Exchange;
"Davy"	J&E Davy, trading as Davy;
"December 2003 Document"	the document dated 1 December, 2003 issued to Stockholders in connection with the 2003 Rights Issue;
"Deed of Undertaking"	the deed dated 21 October, 2004 entered into by Sir Anthony O'Reilly, Mr Peter John Goulandris and the Company, the principal terms of which are summarised in section 8(a)(iii) of Part 6 of this document;

"DWT"	dividend withholding tax, as provided for in Section 172 of the Taxes Consolidation Act 1997;
"EGM" or "Extraordinary General Meeting" or "Second EGM"	the extraordinary general meeting of the Company which has been convened for 10.00 a.m. on 10 January, 2005 by the notice contained in this document, for the purpose of approving the Acquisition Resolution, or any adjournment of such meeting;
"Employee Participation Schemes"	the Group's employee participation schemes, comprising the 1995 Irish Profit Sharing Scheme, the Employee Share Ownership Plan and the Share Incentive Plan 2002;
"Enlarged Group"	Waterford Wedgwood Group together with the Royal Doulton Group;
"Enlarged Issued Share Capital"	the Existing Issued Share Capital together with the Rights Issue Units;
"Enterprise Act"	the UK Enterprise Act 2002;
"Exchange Act"	the United States Securities Exchange Act of 1934 (as amended);
"Existing Issued Share Capital" or "Existing Stock Units"	the 996,987,229 Stock Units comprised of 996,987,229 Ordinary Shares and 996,987,229 Income Shares in issue as at 10 December, 2004 (being the latest practicable date prior to publication of this document), and excluding, for the purposes of this definition only, 99,648,756 Income Shares which are in issue but do not form part of the Stock Units in issue;
"Existing Stockholders"	holders of Existing Stock Units;
"First Closing Date"	the first closing date in respect of the Offer, being 3.00 p.m. on a date no earlier than twenty one days after the posting of the Offer Document;
"First EGM"	the extraordinary general meeting of the Company held on 14 December, 2004 at which the Waiver Resolution and the Share Capital Resolutions were proposed and approved;
"Form of Acceptance"	the form of acceptance for use by Royal Doulton Shareholders in connection with the Offer;
"Form of Proxy"	the form of proxy accompanying this document for use by Shareholders at the EGM;
"FSMA"	the UK Financial Services and Markets Act 2000;
"Fully Paid Rights"	Rights Issue Units which are provisionally allotted to Qualifying Stockholders pursuant to the Rights Issue and which have been recorded in the register of the Company and Waterford Wedgwood UK as having been paid up at the Rights Issue Price;
"Income Share(s)"	non-voting shares of nominal value Stg1p each in the capital of Waterford Wedgwood UK which, when held by holders who have given a dividend election which remains in force in relation to Ordinary Shares, entitle holders of Stock Units to elect to receive dividends paid from UK-sourced profits;
"Independent Shareholders"	for the purpose of the Waiver Resolution only, the holders of Ordinary Shares other than a holder of Ordinary Shares who is a member of the Concert Party or a company through which the O'Reilly/Goulandris Interests are held;
"Interim Results"	the unaudited consolidated interim results of the Company for the six months ended 30 September, 2004 published on 19 November, 2004 and reproduced in Part 4 of this document;

"Ireland"	the island of Ireland, excluding Northern Ireland, and the word "Irish" shall be construed accordingly;
"Irish Stock Exchange"	The Irish Stock Exchange Limited;
"Irish Takeover Rules"	the Irish Takeover Panel Act 1997, Takeover Rules 2001 and 2002 (as amended) or any of them as the context may require;
"Issue Price" or "Rights Issue Price"	€0.06 per Rights Issue Unit, being the price at which each New Ordinary Share is to be issued, twinned with a New Income Share to be issued and delivered;
"Japan"	Japan, its possessions and territories and all areas subject to its jurisdiction or any political subdivision thereof;
"July 2004 Document"	the document dated 2 July, 2004 issued to Stockholders in connection with the disposal by the Group of All-Clad USA, Inc.;
"Lazard"	Lazard & Co., Ltd;
"LIBOR"	London Interbank Offered Rate;
"Listing Particulars" or "Prospectus"	this document dated 15 December, 2004, addressed to Waterford Wedgwood Stockholders;
"Listing Rules"	the listing rules of the Irish Stock Exchange and/or where appropriate the Listing Rules of the UK Listing Authority;
"London Stock Exchange"	The London Stock Exchange plc;
"LSE Admission and Disclosure Standards"	the admission and disclosure standards of the London Stock Exchange containing requirements and obligations for companies seeking admission on the London Stock Exchange's market for listed securities;
"member account ID"	the identification code or number attached to any member account in CREST;
"NASDAQ"	the National Association Securities Dealers Automated Quotations;
"New Income Shares"	1,661,645,381 new Income Shares to be issued by Waterford Wedgwood UK to Waterford Wedgwood and delivered by Waterford Wedgwood as part of the Rights Issue;
"New Ordinary Shares"	1,661,645,381 new Ordinary Shares to be issued by Waterford Wedgwood as part of the Rights Issue;
"Nil Paid Rights"	the Rights Issue Units in nil paid form provisionally allotted to Qualifying Stockholders pursuant to the Rights Issue;
"Notice"	the notice of EGM set out at the end of this document;
"November 2004 Circular" or "Circular"	the circular dated 20 November, 2004 issued in connection with the convening of the First EGM;
"Offer"	the recommended offer to be made (outside the United States) by Lazard on behalf of the Offeror and (in the United States) by the Offeror to acquire all the Royal Doulton Shares (other than any Royal Doulton Shares held, or which become held, in treasury by Royal Doulton and the 70,339,352 Royal Doulton Shares already owned by Waterford Wedgwood) on the terms and subject to the conditions set out in the Offer Document and the Form of Acceptance including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer and includes any election available in connection with it;
"Offer Document"	the document containing the Offer to be despatched to Royal Doulton Shareholders;
"Offer Price"	Stg12p per Royal Doulton Share;

"Official List(s)"	the official list of the Irish Stock Exchange and/or, as appropriate, the official list maintained by the UK Listing Authority;
"Option Holder(s)"	holders of Options;
"Option(s)" or "Share Options"	options granted pursuant to the terms of the Share Option Schemes;
"Ordinary Share(s)"	ordinary shares of nominal value €0.06 each in the capital of the Company;
"O'Reilly/Goulandris Interests"	means the Stock Units in which (i) Sir Anthony O'Reilly has an interest, being those Stock Units currently held by Stoneworth Investment Limited, Albany Hill Limited and Indexia Holdings Limited, which hold in aggregate 199,115,372 Stock Units; and (ii) Mr Peter John Goulandris has an interest, being those Stock Units currently held by Stoneworth Investment Limited, Albany Hill Limited, Araquipa International Limited and Cressborough Holdings Limited, who hold in aggregate 244,475,744 Stock Units. As at 10 December, 2004 (being the latest date practicable prior to the publication of this document), due to common interests, Sir Anthony O'Reilly and Mr Peter John Goulandris are in aggregate interested in 245,329,624 Stock Units through the O'Reilly/Goulandris Interests;
"Overseas Stockholder(s)"	Stockholders who are resident in, or who are citizens of, or who have registered addresses in territories other than Ireland or the United Kingdom;
"Panel" or "Irish Takeover Panel"	the Irish Takeover Panel established under the Takeover Panel Act;
"participant ID"	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant;
"Provisional Allotment Letter(s)" or "PAL(s)"	the renounceable provisional allotment letters despatched to Qualifying Non-CREST Stockholders with this document pursuant to the Rights Issue;
"Qualifying CREST Stockholders"	Qualifying Stockholders whose Existing Stock Units are in uncertificated form on the Record Date (save as otherwise provided in paragraph 2(H) of Part 2 of this document);
"Qualifying Non-CREST Stockholders"	Qualifying Stockholders whose Existing Stock Units are in certificated form on the Record Date;
"Qualifying Stockholder(s)"	holders of Ordinary Shares on the register of members of the Company on the Record Date, with the exception of certain Overseas Stockholders;
"Receiving Agent"	Capita Corporate Registrars Plc;
"Record Date"	6.00 p.m. on 10 December, 2004, the date on which the entitlement of Stockholders to subscribe for Rights Issue Units was determined;
"Relationship Agreement"	the agreement dated 14 December, 2004 entered into between the Company, Sir Anthony O'Reilly and Mr Peter John Goulandris, details of the principal terms of which are summarised in section 7 of Part 6 of this document;
"Rights"	rights to acquire Rights Issue Units in the Rights Issue;

"Rights Issue"	the fully underwritten issue to Qualifying Stockholders of Rights Issue Units by way of Rights on the basis of 5 Rights Issue Units for every 3 Existing Stock Units held on the Record Date, on the terms and subject to the conditions contained or referred to in this document and in the Provisional Allotment Letter;
"Rights Issue Unit(s)" or "New Stock Unit(s)"	the 1,661,645,381 Stock Units to be issued and delivered pursuant to the Rights Issue;
"Rosenthal"	Rosenthal Aktiengesellschaft, a subsidiary of the Company;
"Royal Doulton"	Royal Doulton plc;
"Royal Doulton Directors"	the board of directors of Royal Doulton, being Messrs Hamish Grossart, Wayne Nutbeen, Geoffrey Martin, Paul Curtis and Magnus Mowat;
"Royal Doulton Group"	Royal Doulton, its subsidiaries and subsidiary undertakings;
"Royal Doulton Interim Results"	the unaudited consolidated interim results of Royal Doulton for the six months ended 30 June, 2004 published on 17 September, 2004 and reproduced in section (B) of Part 3 of this document;
"Royal Doulton Options"	7,857,418 options outstanding under the Royal Doulton Share Option Plans;
"Royal Doulton Ordinary Share(s)" or "Royal Doulton Share(s)"	ordinary shares of nominal value Stg1p in the capital of Royal Doulton, of which, as at 10 December, 2004 (being the latest practicable date prior to the publication of this document) there were 332,364,288 in issue;
"Royal Doulton Shareholders"	holders of Royal Doulton Shares, other than, if the context requires, Waterford Wedgwood;
"Royal Doulton Share Option Plans"	the Royal Doulton Share Option Plan and the Royal Doulton Executive Share Option Scheme;
"SEC"	the US Securities and Exchange Commission;
"Securities Act"	the United States Securities Act of 1933, as amended;
"Shareholders"	holders of Ordinary Shares;
"Share Capital Resolutions"	the resolutions proposed at the First EGM in respect of the changes in the share capital of the Company to facilitate the Rights Issue, which resolutions were approved at the First EGM;
"Share Option Scheme(s)"	the Group's share option schemes comprising the Group Share Option Scheme 1995, the 1996 Approved Group Share Option Scheme, UK the Savings-Related Share Option Scheme 1995 and the Irish and International Savings-Related Share Option Scheme 1996;
"Sherman Act"	the US Sherman Antitrust Act of 1890, as amended;
"Sponsor"	Davy, in its capacity as sponsor to Waterford Wedgwood under the Listing Rules;
"Stockholder(s)"	holders of Stock Units;
"stock account"	an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited;
"Stock Exchanges"	the Irish Stock Exchange and the London Stock Exchange;

"Stock Unit(s)"	one Ordinary Share in respect of which the holder thereof has made or is entitled to make an election for a dividend in accordance with the provisions of the Articles, twinned with one Income Share held by the same person with the same designation which ranks for dividend (if any) on the Income Shares when such a dividend election is in force;
"Subordinated Bonds"	9 7/8% Subordinated Bonds due 2010 issued by Waterford Wedgwood in the principal amount of €166 million;
"subsidiary"	shall be construed in accordance with the Act;
"subsidiary undertakings"	shall have the meaning given by the European Communities (Companies: Group Accounts) Regulations 1992;
"Takeover Panel Act"	the Irish Takeover Panel Act 1997;
"uncertificated" or in "uncertificated form"	Ordinary Shares or Income Shares recorded on the register of members of the Company and Waterford Wedgwood UK respectively as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of an instruction issued in accordance with the rules of CREST;
"Underwriters"	Birchfield and Davy, severally as to 70% and 30% of the Rights Issue Units respectively;
"Underwriting Agreement"	the agreement dated 21 October, 2004 between the Company, Birchfield and Davy, the principal terms of which are summarised in section 8(a)(ii) of Part 6 of this document;
"UK Articles"	the Articles of Association of Waterford Wedgwood UK;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA;
"UK Takeover Panel"	the Panel on Takeovers and Mergers in the United Kingdom;
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to the jurisdiction of the United States of America;
"Waiver Resolution"	the resolution which, in compliance with one of the conditions of the Waiver imposed by the Panel, provided for the approval by Independent Shareholders of the increase in Ordinary Shares, comprised in Stock Units, held by, and of the percentage represented by the holding of, the Concert Party in the circumstances described in the November 2004 Circular, without triggering an obligation for the Concert Party or any member of it to make a general offer for the balance of the issued share capital of the Company, which resolution was approved at the First EGM;
"Waterford Wedgwood" or "the Company"	Waterford Wedgwood plc;
"Waterford Wedgwood Finance"	Waterford Wedgwood Finance, Inc., an indirect US subsidiary of Waterford Wedgwood;
"Waterford Wedgwood Group" or "the Group"	Waterford Wedgwood, its subsidiaries and its subsidiary undertakings;
"Waterford Wedgwood UK" or the "Offeror"	Waterford Wedgwood U.K. plc;
"Waterford Wedgwood UK Directors"	the board of directors of Waterford Wedgwood UK whose names are set out on page 8 of this document;
"Wedgwood"	the Wedgwood division of the Waterford Wedgwood Group; and

"Whitewash" or "Waiver"	the waiver of the obligation of the Concert Party or any member of it to make a general offer for the balance of the issued share capital of the Company in the circumstances described and subject to the conditions specified in the November 2004 Circular.
Notes:
(i)
Unless otherwise stated in this document, all reference to statutes or other forms of legislation shall refer to statutes or forms of legislation of Ireland. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

(ii)
The symbols "€" and "c" refer to euro and euro cent respectively, the lawful currency of Ireland pursuant to the provisions of the Economic & Monetary Union Act 1998. The symbols Stg£ or £ or p refer to sterling and the symbols US$ or $ refer to US dollars.

(iii)
Unless otherwise stated, sterling amounts referred to throughout this document for which euro equivalent amounts are also stated have been translated from sterling to euro at a rate Stg£1:€1.44676, being the rate prevailing on 9 December, 2004 (the latest practicable date for this purpose prior to publication of this document).

(iv)
Words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neuter gender.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Waterford Wedgwood plc

        (Incorporated and Registered in Ireland under the Companies Acts 1908 to 1924 with registered number 11861)

        Notice is hereby given that an Extraordinary General Meeting of Waterford Wedgwood plc (the "Company") will be held at The Shelbourne Hotel, 27 St. Stephen's Green, Dublin 2, Ireland at 10.00 a.m. on 10 January, 2005, to consider and, if thought fit, to pass the following resolution, which is being proposed as an ordinary resolution:

        "That the proposed acquisition (the "Acquisition") of all or any of the issued and to be issued share capital of Royal Doulton plc by Waterford Wedgwood U.K. plc (a wholly owned subsidiary of the Company) upon the terms and subject to the conditions of the offer contained in an offer document to shareholders in Royal Doulton plc (a copy of which is produced to the meeting and initialled by the Chairman) and details of which are set out in a document to the Company's shareholders dated 15 December, 2004, or on, and subject to the terms and conditions of any amended, extended, revised, renewed, additional or other offer or offers approved by the Board of Directors of the Company (the "Board") or otherwise on comparable terms (all or any of which being hereinafter referred to as the "Offer") be and is hereby approved and the Board (or a committee of the Board) be and are hereby authorised to complete the Acquisition (including, without limitation, to waive, amend, vary or extend any of the terms and conditions of the Offer and/or of the Acquisition, save that no material amendments or variations may be made thereto) and to do all such things as the Board (or such committee) may consider to be necessary, expedient, desirable or appropriate in connection with the Acquisition and any matters incidental to the Acquisition".

By order of the Board
 PATRICK DOWLING
Secretary

15 December, 2004

Registered Office:
Kilbarry,
Waterford,
Ireland.

Notes:

        Only those Shareholders on the register of members of the Company as at 6.00 p.m. on 9 January, 2005 will be entitled to attend and vote at the Extraordinary General Meeting and may only vote in respect of the number of Ordinary Shares registered in their names at that time. Changes to entries in the register of members after this time will be disregarded in determining the right of any person to attend and/or vote at the meeting. A member entitled to attend and vote at the above meeting may appoint a proxy to attend, speak and vote instead of him. A proxy need not be a member of the Company.

        A Form of Proxy for use at the EGM is enclosed. Forms of Proxy to be valid, must be completed and lodged (together with any power of attorney or other authority under which they are executed, or a notarially certified copy thereof) with the Company's Registrars, Capita Corporate Registrars Plc at P.O. Box 7117, Dublin 2, Ireland (if delivered by post) or at Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland (if delivered during normal business hours only by hand) not less than forty-eight hours before the time appointed for the meeting. The appointment of a proxy will not preclude a Shareholder from attending and voting at the meeting in person should he so wish.

        The Form of Proxy must (i) in the case of an individual member be signed by the member or his/her attorney duly authorised in writing; or (ii) in the case of a body corporate be given either under its common seal or signed on its behalf by its duly authorised officer or attorney.

        In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WATERFORD WEDGWOOD PLC
	By:	/s/ PATRICK DOWLING
Name: Patrick Dowling Title: Secretary
Date: March 2, 2005

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Notice of Extraordinary General Meeting
CONTENTS
EXPECTED TIMETABLE OF PRINCIPAL EVENTS
DEFINITIONS
PART 1 – LETTER FROM THE CHAIRMAN OF WATERFORD WEDGWOOD
PART 2 – LETTER FROM DAVY CORPORATE FINANCE LIMITED
PART 3 – ADDITIONAL INFORMATION
NOTICE OF EXTRAORDINARY GENERAL MEETING
CONTENTS
EXPECTED TIMETABLE OF PRINCIPAL EVENTS
RIGHTS ISSUE STATISTICS
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
EXPLANATORY NOTE ON THE RIGHTS ISSUE
DIRECTORS, SECRETARY AND ADVISERS
PART 1 – LETTER FROM THE CHAIRMAN OF WATERFORD WEDGWOOD
PART 2 – DETAILS OF THE RIGHTS ISSUE
PART 3 – FINANCIAL INFORMATION ON ROYAL DOULTON
  (A) FINANCIAL INFORMATION FOR THE THREE YEARS ENDED 31 DECEMBER, 2003
CONSOLIDATED PROFIT & LOSS ACCOUNT For the years ended 31 December
BALANCE SHEET As at 31 December
CONSOLIDATED CASH FLOW STATEMENT For the year ended 31 December
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT For the year ended 31 December
STATEMENT OF GROUP TOTAL RECOGNISED GAINS AND LOSSES For the year ended 31 December
RECONCILIATION OF MOVEMENTS IN GROUP EQUITY SHAREHOLDERS' FUNDS For the year ended 31 December
ACCOUNTING POLICIES
NOTES TO THE FINANCIAL STATEMENTS
FIVE-YEAR SUMMARY
  (B) UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE, 2004
CONSOLIDATED PROFIT & LOSS ACCOUNT For the 6 months ended 30 June 2004
CONSOLIDATED BALANCE SHEET As at 30 June 2004
CONSOLIDATED CASH FLOW STATEMENT For the 6 months ended 30 June 2004
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT For the 6 months ended 30 June 2004
SUPPLEMENTARY STATUTORY INFORMATION For the 6 months ended 30 June 2004
NOTES ON RESULTS For the 6 months ended 30 June 2004
PART 4 – UNAUDITED INTERIM RESULTS OF WATERFORD WEDGWOOD FOR THE SIX MONTHS ENDED 30 SEPTEMBER, 2004
CHIEF EXECUTIVE'S STATEMENT
CONSOLIDATED PROFIT AND LOSS ACCOUNT
CONSOLIDATED BALANCE SHEET
CONSOLIDATED CASH FLOW
RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT REVIEW REPORT TO WATERFORD WEDGWOOD PLC
PART 5 – PRO FORMA BALANCE SHEET RELATING TO THE ENLARGED GROUP
PART 6 – ADDITIONAL INFORMATION
DEFINITIONS
NOTICE OF EXTRAORDINARY GENERAL MEETING
SIGNATURE